Exhibit 99.1
PETROCHINA COMPANY LIMITED
2009 ANNUAL REPORT
(A share stock code: 601857)
March 2010

IMPORTANT NOTICE
     The Board of Directors of PetroChina Company Limited (the “Company”), the Supervisory Committee and the Directors, Supervisors and Senior Management of the Company warrant that there are no material omissions from, or misrepresentation or misleading statements contained in this annual report, and jointly and severally accept full responsibility for the truthfulness, accuracy and completeness of the information contained in this annual report. No substantial shareholder of the Company has utilised the funds of the Company for non-operating purposes. The 2009 Annual Report has been approved at the eighth meeting of the Fourth Session of the Board of Directors. Mr Liao Yongyuan, executive director of the Company and Mr Chee-Chen Tung and Mr Franco Bernabè, independent non-executive directors of the Company, were absent from the said meeting, and have respectively authorised Mr Li Xinhua, non-executive director of the Company and Mr Liu Hongru, independent non-executive director of the Company in writing to attend the meeting of the Board and to exercise their voting rights for and on their behalf. Mr Jiang Jiemin, Chairman of the Board, Mr Zhou Jiping, Vice Chairman of the Board and President of the Company, and Mr Zhou Mingchun, Chief Financial Officer and Head of the Finance Department of the Company, warrant the truthfulness and completeness of the financial statements in this annual report.
     The comparative financial data for 2007 and 2008 referred to in this 2009 Annual Report have been restated due to business combinations under common control completed during the reporting period.
     The financial statements of the Company and its subsidiaries (the “Group”) have been prepared in accordance with China Accounting Standards (“CAS”) and International Financial Reporting Standards (“IFRS”). The financial statements of the Group for the year ended December 31, 2009, prepared in accordance with CAS and IFRS, have been audited by PricewaterhouseCoopers Zhong Tian CPAs Limited Company and PricewaterhouseCoopers, respectively, and both firms have issued unqualified opinions on the financial statements.

CORPORATE PROFILE
     The Company was established as a joint stock company with limited liability under the Company Law of the People’s Republic of China (the “PRC” or “China”) on November 5, 1999 as part of the restructuring of the China National Petroleum Corporation (“CNPC”).
     The Company and its subsidiaries (the “Group”) are the largest oil and gas producer and seller occupying a leading position in the oil and gas industry in the PRC and one of the largest companies in the PRC in terms of revenue and one of the largest oil companies in the world. The Group engages in a broad range of petroleum and gas related activities including: the exploration, development, production and sales of crude oil and natural gas; the refining, transportation, storage and marketing of crude oil and petroleum products; the production and sales of basic petrochemical products, derivative chemical products and other chemical products; and the transmission of natural gas, crude oil and refined products, and the sales of natural gas.
     The American Depositary Shares (the “ADSs”), H shares and A shares of the Company were listed on the New York Stock Exchange, Inc., The Stock Exchange of Hong Kong Limited (“HKSE” or “Hong Kong Stock Exchange”) and Shanghai Stock Exchange on April 6, 2000, April 7, 2000 and November 5, 2007 respectively.

Registered Chinese Name of the Company:
English Name of the Company:	PetroChina Company Limited
Legal Representative of the Company:	Jiang Jiemin
Secretary to the Board:	Li Hualin
Address:	9 Dongzhimen North Street
Dongcheng District
Beijing, PRC
Telephone:	86(10) 5998 6223
Facsimile:	86(10) 6209 9557
Email Address:	suxinliang@petrochina.com.cn

Representative on Securities Matters	Liang Gang
Address:	9 Dongzhimen North Street
Dongcheng District
Beijing, PRC
Telephone:	86(10) 5998 6959
Facsimile:	86(10) 6209 9559
Email Address:	liangg@petrochina.com.cn

Representative of the Hong Kong	Mao Zefeng
Representative Office:
Address:	Suite 3606, Tower 2, Lippo Centre
89 Queensway, Hong Kong
Telephone:	(852) 2899 2010
Facsimile:	(852) 2899 2390
Email Address:	hko@petrochina.com.hk

Legal Address of the Company:	World Tower, 16 Andelu
Dongcheng District,
Beijing, PRC
Postal Code:	100011
Principal Place of Business:	9 Dongzhimen North Street
Dongcheng District
Beijing, PRC
Postal Code:	100007
Internet Website:	http://www.petrochina.com.cn
Company’s Email:	suxinliang@petrochina.com.cn
Newspapers for Information Disclosure:
A shares: China Securities Journal, Shanghai Securities News and Securities Times
Internet Website publishing this annual report designated by the China Securities Regulatory Commission:
http://www.sse.com.cn
Copies of this annual report are available at:
9 Dongzhimen North Street, Dongcheng District, Beijing, PRC
Places of Listing:

A shares:	Shanghai Stock Exchange
Stock Name:	PetroChina
Stock Code:	601857

H shares:	The Stock Exchange of Hong Kong Limited
Stock Code:	857

ADS:	The New York Stock Exchange, Inc.
Symbol:	PTR

Other relevant information
First Registration Date of the Company:	November 5, 1999
First Registration Place of the Company:	State Administration for Industry & Commerce
Enterprise Legal Business Licence Registration No.:	100000000032522
Taxation Registration No.:	110102710925462
Organization No.:	71092546-2

Names and Addresses of Auditors of the Company:
Domestic Auditors:
Name:	PricewaterhouseCoopers
Zhong Tian CPAs Limited Company
Address:	11th Floor PricewaterhouseCoopers
Centre, 202 Hu Bin Road,
Shanghai, PRC

Overseas Auditors:
Name:	PricewaterhouseCoopers
Address:	22nd Floor, Prince’s Building,
Central, Hong Kong

SUMMARY OF FINANCIAL DATA AND FINANCIAL INDICATORS
     1. Key Financial Data and Financial Indicators Prepared under International Financial Reporting Standards (“IFRS”)
Unit: RMB million

	As at or for the year ended December 31,
	2009	2008	2007	2006	2005

Turnover	1,019,275	1,072,604	837,542	691,448	554,063
Profit from operations	143,444	159,571	201,017	200,024	193,874
Profit before taxation	140,032	162,013	205,139	200,802	195,068
Taxation	(33,473)	(35,211)	(49,802)	(50,615)	(54,912)
Profit for the year	106,559	126,802	155,337	150,187	140,156
Attributable to:
Owners of the Company	103,387	114,453	146,796	143,498	134,381
Non-controlling interest	3,172	12,349	8,541	6,689	5,775
	106,559	126,802	155,337	150,187	140,156
Basic and diluted earnings per share for profit attributable to owners of the company (RMB)(2)	0.56	0.63	0.82	0.80	0.76
Total current assets	294,383	224,946	235,902	165,778	178,926
Total non-current assets	1,155,905	971,289	833,709	714,509	606,483
Total current liabilities	388,553	265,651	200,150	181,993	156,878
Total non-current liabilities	154,034	82,744	86,742	75,675	81,862
Equity
Attributable to:
Owners of the Company	847,223	790,910	738,246	590,414	517,921
Non-controlling interest	60,478	56,930	44,473	32,205	28,748
Total equity	907,701	847,840	782,719	622,619	546,669
Other financial data
Capital expenditures	266,836	232,377	182,678	149,493	125,814
Net cash flows from operating activities	261,972	172,465	207,663	202,701	207,656
Net cash flows used for investing activities	(261,453)	(211,797)	(183,656)	(159,065)	(91,445)
Net cash flows from financing activities (used for financing activities)	53,077	3,777	(5,838)	(75,385)	(46,083)
Fixed assets, net of accumulated depreciation	1,075,467	900,424	767,460	649,818	566,850
Total assets	1,450,288	1,196,235	1,069,611	880,287	785,409
Net cash flows from operating activities per share (RMB) (3)	1.43	0.94	1.16	1.13	1.17
Net assets per share attributable to owners of the Company (RMB) (4)	4.63	4.32	4.03	3.30	2.93

Notes:

(1)	Due to business combinations under common control completed in 2005, 2008 and 2009, the relevant financial statements of the Group have been restated in a manner identical to a pooling of interests to reflect the acquisitions.

(2)	As at December 31, 2005, basic and diluted earnings per share were calculated by dividing the net profit with the weighted average number of shares issued for this financial year of 176.770 billion. As at December 31, 2006, basic and diluted earnings per share were calculated by dividing the net profit with the number of shares issued for this financial year of 179.021 billion. As at December 31, 2007, basic and diluted earnings per share were calculated by dividing the net profit with the weighted average number of shares issued for this financial year of 179.700 billion. As at December 31, 2008, basic and diluted earnings per share were calculated by dividing the net profit with the number of shares issued for this financial year of 183.021 billion. As at December 31, 2009, basic and diluted earnings per share were calculated by dividing the net profit with the number of shares issued for this financial year of 183.021 billion.

(3)	As at December 31, 2005, cash flows from operating activities per share were calculated by dividing the cash flows from operating activities with the weighted average number of shares issued for this financial year of 176.770 billion. As at December 31, 2006, cash flows from operating activities per share were calculated by dividing the cash flows from operating activities with the number of shares issued for this financial year of 179.021 billion. As at December 31, 2007, cash flows from operating activities per share were calculated by dividing the cash flows from operating activities with the weighted average number of shares issued for this financial year of 179.700 billion. As at December 31, 2008, cash flows from operating activities per share were calculated by dividing the cash flows from operating activities with the number of shares issued for this financial year of 183.021 billion. As at December 31, 2009, cash flows from operating activities per share were calculated by dividing the cash flows from operating activities with the number of shares issued for this financial year of 183.021 billion.

(4)	As at December 31, 2005 and 2006 respectively, net asset per share were calculated by dividing the shareholders’ equity with the number of shares issued for each of these financial years of 179.021 billion. As at December 31, 2007, 2008 and 2009 respectively, net asset per share were calculated by dividing the shareholders’ equity with the number of shares issued for each of these financial years of 183.021 billion.
     2. Key Financial Data and Financial Indicators Prepared under CAS
     (1) Key financial data
Unit: RMB million

	For the year	For the year	Year-on-year	For the year
Items	2009	2008	change (%)	2007

Operating income	1,019,275	1,072,604	(5.0)	837,542
Operating profit	144,765	149,520	(3.2)	206,200
Profit before taxation	139,767	161,284	(13.3)	204,364
Net profit attributable to equity holders of the Company	103,173	113,820	(9.4)	145,913
Net profit after deducting non-recurring profit/loss items attributable to equity holders of the Company	107,081	99,298	7.8	140,456
Net cash flows from operating activities	268,017	177,140	51.3	212,542

	As at the end of	As at the end of	Year-on-year	As at the end of
Items	2009	2008	change (%)	2007

Total assets	1,450,742	1,196,962	21.2	1,071,066
Equity attributable to equity holders of the Company	847,782	791,691	7.1	739,658

     (2) Key financial indicators

	For the year	For the year	Year-on-year		For the year
Items	2009	2008	change (%)		2007

Basic earnings per share (RMB)	0.56	0.62	(9.4)		0.81
Diluted earnings per share (RMB)	0.56	0.62	(9.4)		0.81
Basic earnings per share after deducting non-recurring profit/loss items (RMB)	0.59	0.54	7.8		0.78
Weighted average return on net assets (%)	9.1	14.8	(5.7 percentage points	)	22.5
Weighted average return on net assets after deducting non-recurring profit/loss items(%)	9.5	12.9	(3.4 percentage points	)	21.7
Net cash flows from operating activities per share (RMB)	1.46	0.97	51.3		1.18

	As at the
	end	As at the end	Year-on-year	As at the end
Item	of 2009	of 2008	change (%)	of 2007

Net assets per share attributable to equity holders of the Company (RMB)	4.63	4.33	7.1	4.04

     (3) Non-recurring profit/loss items
Unit: RMB million

Year ended December 31, 2009
Non-recurring profit/loss items	profit/(loss)

Net loss on disposal of non-current assets	(1,698)
Government grants recognised in the income statement	367
A subsidiary’s net profit before it was combined as a business combination under common control	103
Net gain on disposal of available-for-sale financial assets	6
Reversal of provisions for bad debts against receivables	240
Income on commissioned loans	6
Impact of a change in overseas statutory income tax rates	184
Other non-operating income and expenses	(4,352)

(5,144)

Tax impact of non-recurring profit/loss items	1,348
Impact of minority interest	(112)

(3,908)

     (4) Items to which fair value measurement is applied
Unit: RMB million

	Balance at the	Balance at the
	beginning of the	end of the	Changes in	Amount affecting
	reporting	reporting	the reporting	the profit of the
Name of Items	period	period	period	reporting period

Available-for-sale financial assets	125	497	372	—

     3. Differences Between CAS and IFRS
     The consolidated net profit for the year under IFRS and CAS were RMB106,559 million and RMB106,378 million respectively, with a difference of RMB181 million; the consolidated shareholders’ equity for the year under IFRS and CAS were RMB907,701 million and RMB908,111 million respectively, with a difference of RMB410 million. These differences were primarily due to amortisation and disposal of revaluation for assets other than fixed assets and oil and gas properties revalued in 1999 as well as depreciation, depletion and disposal of fixed assets and oil and gas properties revalued in 2003.
     As the revaluation model is used in subsequent measurement for fixed assets and oil and gas properties by the Group under IFRS, revaluation should be carried out by independent appraisers regularly. During the Restructuring in 1999, valuation was carried out on June 30, 1999 for assets and liabilities injected by China National Petroleum Corporation (“CNPC”). Valuation results other than fixed assets and oil and gas properties are not recognised in the financial statements under IFRS. On September 30, 2003, a revaluation of the Group’s refining and chemical production equipment was undertaken on a depreciated replacement cost basis. The result of revaluation was recognised in the financial statements under IFRS. However, these revaluation results were not recognised in the financial statements under CAS.

CHANGES IN SHARE CAPITAL AND INFORMATION ON SHAREHOLDERS
     1. Changes in Shareholdings
Unit: Shares

	Pre-movement		Increase/decrease (+/-)					Post-movement
	Numbers of	Percentage	New	Bonus	Conversion			Numbers of	Percentage
	shares	(%)	Issue	Issue	from Reserves	Others	Sub-total	shares	(%)

I Shares with selling restrictions	157,922,077,818	86.29	—	—	—	—	—	157,922,077,818	86.29
1. State-owned shares	157,922,077,818	86.29	—	—	—	-400,000,000	-400,000,000	157,522,077,818	86.07
2. Shares held by state-owned companies	—	—	—	—	—	+400,000,000	+400,000,000	400,000,000	0.22
3. Shares held by other domestic investors	—	—	—	—	—	—	—	—	—
of which:
Shares held by companies other than state-owned companies	—	—	—	—	—	—	—	—	—
Shares held by domestic natural persons	—	—	—	—	—	—	—	—	—
4. Shares held by foreign investors	—	—	—	—	—	—	—	—	—
II Shares without selling restrictions	25,098,900,000	13.71	—	—	—	—	—	25,098,900,000	13.71
1. RMB-denominated ordinary shares	4,000,000,000	2.18	—	—	—	—	—	4,000,000,000	2.18
2. Shares traded in non-RMB currencies and listed domestically	—	—	—	—	—	—	—	—	—
3. Shares listed overseas	21,098,900,000	11.53	—	—	—	—	—	21,098,900,000	11.53
4. Others	—	—	—	—	—	—	—	—	—
III Total Shares	183,020,977,818	100.00	—	—	—	—	—	183,020,977,818	100.00

     2. Changes in Shares with Selling Restrictions
Unit: Shares

			Change in number of
	Number of shares	Number of shares	shares with selling	Number of shares
	with selling	with selling	restrictions in	with selling		Expiry date of
Name of	restrictions at the	restrictions	2009	restrictions at the		selling
Shareholders	beginning of 2009	expired in 2009	(+, -)	end of 2009	Reasons for selling restrictions	restrictions

CNPC	157,922,077,818	0	-400,000,000	157,522,077,818	In October 2007, the Company offered its RMB-denominated ordinary shares (A shares) to the public for the first time. At that time, CNPC undertook that “for a period of 36 months commencing from the date of listing of the A shares of the Company on the Shanghai Stock Exchange, it will not transfer or entrust others for the management of the A shares which it holds, or allow such shares to be repurchased by the Company. However, certain shares held by CNPC, which may be subsequently listed on overseas stock exchanges after obtaining necessary approvals in the PRC, are not subject to the restriction of the 36-month lock-up period.”	November 5, 2010

National Council for Social Security Fund of the PRC (“NSSF”)	—	—	+400,000,000	400,000,000	Pursuant to Clause 13 of the Implementing Measures for the Transfer of Part of the State-Owned Shares to the NSSF in Domestic Securities Market, jointly issued by the Ministry of Finance, the State-owned Assets Supervision and Administration Commission, China Securities Regulatory Commission and the NSSF. CNPC transferred part of its holding of the state-owned shares in the Company to the NSSF, The NSSF has extended the lock-up period by three years in addition to assuming the original state-owned shareholders’ statutory obligations and voluntary commitments on lock-up periods.	November 5, 2013

Total	157,922,077,818	0	0	157,922,077,818

     3. Issue and Listing of Securities:
     (1) Issue of shares in the past three years
     In October 2007, the Company issued 4 billion A shares at an issue price of RMB16.7 per share. The shares were listed on the Shanghai Stock Exchange on November 5, 2007. Upon completion of the issue, the total share capital of the Company amounted to 183,020,977,818 shares, of which 157,922,077,818 shares were held by CNPC, representing approximately 86.29% of the total share capital of the Company, and 25,098,900,000 shares were held by public investors, representing approximately 13.71% of the total share capital of the Company. Of the shares held by public investors, 4,000,000,000 shares were held by holders of A shares, representing approximately 2.18% of the total share capital of the Company, and 21,098,900,000 shares were held by holders of H shares, representing approximately 11.53% of the total share capital of the Company.
     (2) Shares held by Employees
     During the reporting period, no shares for employees of the Company were in issue.
     4. Number of Shareholders and Their Shareholdings
     The number of shareholders of the Company as at December 31, 2009 was 1,413,702, including 1,405,287 holders of A shares and 8,415 registered holders of H shares (including 311 holders of the American Depository Shares). The public float of the Company satisfied the requirements of the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange (the “HKSE Listing Rules”).

     (1) Shareholdings of the top ten shareholders
Unit: Shares

					Increase		Number of
		Percentage			/decrease	Number of	shares
		of			during the	shares with	pledged or
Name of	Nature of	shareholding		Number of	reporting	selling	subject to
shareholders	shares	(%)		shares held	period (+, -)	restrictions	lock-ups

CNPC	State-owned Shares	86.20	(1)	157,764,597,259	-400,000,000	157,522,077,818	0
HKSCC Nominees Limited(2)	H Shares	11.38	(3)	20,819,411,829	-50,107,870	0	0
NSSF	A Shares	0.219		400,000,000	+400,000,000	400,000,000	0
China Life Insurance Company Limited-Dividends- Personal Dividends-005L-FH002 Shanghai	A Shares	0.038		69,494,300	+45,974,686	0	0
Industrial and Commercial Bank of China—China Universal SCI Index Fund	A Shares	0.033		60,604,060	+60,604,060	0	0
China Construction Bank-Changsheng Tongqing Detachable Transaction Securities Investment Fund	A Shares	0.025		46,078,103	+46,078,103	0	0
Guangxi Investment Group Limited	A Shares	0.021		39,329,509	+39,329,509	0	0
Industrial and Commercial Bank of China-Shanghai 50 Index ETF Securities Investment Fund	A Shares	0.021		37,755,932	-9,422,877	0	0
China Construction Bank-CIFM China Advantage Securities Investment Fund	A Shares	0.015		27,924,148	+6,980,714	0	0

Bank of Communications-Yi Fang Da 50 Index Securities Investment Fund	A Shares	0.014		25,115,047	-28,118,387	0	0

Note 1:	The number of shares excludes the H shares indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC.

Note 2:	HKSCC Nominees Limited is a subsidiary of the Hong Kong Stock Exchange and its principal business is to act as nominee on behalf of shareholders.

Note 3:	155,120,000 H shares were indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC, representing 0.085% of the total share capital of the Company. These shares were held in the name of HKSCC Nominees Limited.

     (2) Shareholdings of top ten shareholders of shares without selling restrictions
Unit: Shares

Ranking	Name of shareholders	Number of shares held	Types of shares
1	HKSCC Nominees Limited	20,819,411,829	H Shares
2	CNPC	242,519,441	A Shares
3	China Life Insurance Company Limited-Dividends- Personal Dividends-005L-FH002 Shanghai	69,494,300	A Shares
4	Industrial and Commercial Bank of China—China Universal SCI Index Fund	60,604,060	A Shares
5	China Construction Bank- Changsheng Tongqing Detachable Transaction Securities Investment Fund	46,078,103	A Shares
6	Guangxi Investment Group Limited	39,329,509	A Shares
7	Industrial and Commercial Bank of China-Shanghai 50 Index ETF Securities Investment Fund	37,755,932	A Shares
8	China Construction Bank-CIFM China Advantage Securities Investment Fund	27,924,148	A Shares
9	Bank of Communications-Yi Fang Da 50 Index Securities Investment Fund	25,115,047	A Shares

10	Bank of China-Shanghai and Shenzhen 300 Index Jiashi Securities Investment Fund	24,451,503	A Shares

     Statement on the connection or activities acting in concert among the above-mentioned shareholders: the Company is not aware of any connection among or between the top ten shareholders and top ten shareholders of shares without selling restrictions or that they are persons acting in concert as provided for in the Measures for the Administration of Acquisitions by Listed Companies.
     (3) Disclosure of Substantial Shareholders under the Securities and Futures Ordinance
     So far as the Directors are aware, as at December 31, 2009, the persons other than a Director, Supervisor or senior management of the Company who have interest or short positions in the shares or underlying shares of the Company which are discloseable under Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance are as follows:

				Percentage of
				such shares
				in the same	Percentage
				class of the	of total
	Nature of			issued share	share
Name of shareholder	shareholding	Number of shares	Capacity	capital (%)	capital (%)

CNPC	A Shares	157,764,597,259 (long position)	Beneficial owner	97.43	86.20

	H Shares	155,120,000 (long position)(1)	Interest of controlled corporation	0.735	0.085

Note 1:	155,120,000 H shares were held by Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC. CNPC is deemed to be interested in the H shares held by Fairy King Investments Limited.
     As at December 31, 2009, so far as the Directors are aware, save as disclosed above, no person (other than a Director, Supervisor or senior management of the Company) has an interest or short position in the shares of the Company according to the register of interests in shares and short positions kept by the Company pursuant to Section 336 of the Securities and Futures Ordinance.
     5. Information on Controlling Shareholder and the Ultimate Controller
     There was no change in the controlling shareholder or the ultimate controller during the reporting period.
     (1) Controlling shareholder
     The controlling shareholder of the Company is CNPC which was established in July 1998. CNPC is a petroleum and petrochemical conglomerate that was formed in the wake of the restructuring launched by the State Council to restructure the predecessor of CNPC, China National Petroleum Company . CNPC is also a state-authorised investment corporation and state-owned enterprise and its registered capital is RMB240,440.02 million. Its legal representative is Mr Jiang Jiemin. CNPC is an integrated energy corporation with businesses covering oil and gas exploration and development, refining and petrochemical, oil product marketing, oil and gas storage and transportation, oil trading, engineering and technical services and petroleum equipment manufacturing.

     (2) Except for HKSCC Nominees Limited and CNPC, no other legal person holds 10% or more of the shares in the Company.
     (3) Ultimate controller
     CNPC is the ultimate controller of the Company.
     (4) The equity interest structure and controlling relationship between the Company and the ultimate controller

Note:	This includes the 155,120,000 H shares in the Company held by CNPC through its wholly-owned subsidiary, Fairy King Investments Limited.

(PHOTO)
CHAIRMAN’S REPORT
Dear Shareholders,
     I am pleased to submit to you the annual report of the Company for the year ended December 31, 2009.
     Review of Results of Operations
     2009 was a year in which the Group faced significant challenges. Being faced with the serious impact and consequences caused by the global financial crisis, the Group adhered to the guiding principle of being market-oriented and focused on efficiency, and organised production and operations in a scientific manner. The Group also strengthened the overall balance among production, transportation, marketing and storage, and accelerated business planning and strategic development. It also strengthened controls over investment, optimised investment portfolios and vigorously reduced costs and improved efficiency. With the concerted efforts of the Group, the effects of the measures adopted by the Group to cope with the crisis became apparent. The Group achieved steady and safe yet fast development in production and operations in 2009, with the overall operating results being better than expected at the beginning of the year.
     In accordance with CAS, for the twelve months ended December 31, 2009, profit before taxation of the Group was RMB139,767 million, representing a decrease of 13.3% compared with the previous year. Net profit attributable to equity holders of the Company was RMB103,173 million, representing a decrease of 9.4% compared with the previous year. Basic earnings per share were RMB0.56. In accordance with IFRS, for the twelve months ended December 31, 2009, profit before taxation of the Group was RMB140,032 million, representing a decrease of 13.6% compared with the previous year. Net profit attributable to owners of the Company was RMB103,387 million, representing a decrease of 9.7% compared with the previous year. Basic earnings per share were RMB0.56, representing a decrease of RMB0.07 compared with the previous year.

     The Board of Directors has recommended to pay final dividends of RMB0.13003 per share for 2009. Together with the interim dividends of RMB0.12417 per share, the annual dividends for 2009 will be RMB0.25420 per share. The final dividends for 2009 will be subject to shareholders’ review and approval at the forthcoming annual general meeting to be held on May 20, 2010.
     Board of Directors and Supervisory Committee
     At the Company’s 2008 Annual General Meeting on May 12, 2009, Mr Wang Daocheng was elected an independent supervisor of the Company. Mr Wu Zhipan ceased to be an independent supervisor of the Company. The appointment of Mr Wang Daocheng as a supervisor commenced on May 12, 2009, the date of the resolution, and will expire with the current session of the Supervisory Committee.
     At the fifth meeting of the Fourth Session of the Board of Directors held on June 18, 2009, the directors present discussed and considered the proposal on the change of secretary to the board of directors of the Company, and resolved unanimously that Mr Li Hualin be appointed as the secretary to the board of directors of the Company (company secretary) and an authorised representative. Mr Li Huaiqi ceased to be the secretary to the board of directors of the Company (company secretary) and an authorised representative as he would soon reach retirement age.
     I would like to take this opportunity to express my gratitude to Mr Wu Zhipan and Mr Li Huaiqi for their contributions to the Company during their terms of office. I would also like to express my heartfelt thanks to all shareholders for their support and members of the Board of Directors and the Supervisory Committee and all staff of the Company for their close co-operation and hard work.
     Business Prospects
     In 2010, the international financial market is gradually becoming more stable, with an expectation for growth in the global economy during recovery, and the PRC economy appears to have a more established foundation for renewed economic growth. Policies to expand domestic demand and improve people’s livelihood are expected to continue to yield positive results. Growth in the domestic economy is expected to remain fast but steady, with a corresponding increase in the demand for oil and petrochemical products. The Group will continue with its vigorous efforts in implementing the strategy on “resources, marketing and internationalisation”, and in particular placing emphasis on quality and efficiency. The Group will also strengthen the overall balance between production, transportation, marketing and storage, as well as its command of both the international and domestic aspects of business. The Group will continue to strengthen its self-innovation capability and consolidate its core corporate management competence. It will also take active steps to accelerate the transformation of its pattern of business development and to steer fast and steady development of the Company’s production and operations.
     In respect of exploration and production operations, the Group will continue to place top priority on exploration for new resources and further consolidate the leading position of its upstream operations in the PRC. Persisting in its drive for scale, efficiency and scientific exploration and focusing on pre-exploration and venture exploration, the Group will endeavour to unearth sizeable and high quality reserves. In oil and gas fields development, emphasis will be placed on the overall planning, exploration and development of new oilfields and the economies of scale in operations, as well as the planning and arrangement for secondary recovery in mature oilfields. The Group will also take the initiative in changing methods to attain a higher level of development of its oil and gas fields, and to achieve steady production in mature oilfields. The Group will take advantage of the historic opportunity presented by the rapidly developing natural gas sector, with emphasis on expanding the production capacities in key gas regions, so as to maintain the safe, fast and steady growth momentum of natural gas.
     In respect of refining and chemicals operations, the Group will leverage on its integrated and intensive refining and chemicals operations. The Group will strenuously work towards market proximity and the marketability of its products. The Group will pursue smooth and efficient refining and chemicals production. The Group will also seek to optimise resources allocation and adjust equipment mix in response to the market and speed up quality enhancement of oil products and development of new petrochemical products, while striving for increases in production, income and efficiency. The Group will follow changes in the market closely and attune to patterns of sales in order to increase the ultimate profitability in sales. The Group will push ahead key refining and petrochemical construction projects as planned, so that completion of the construction of facilities can meet the production plan and the growth of refining and petrochemical processing capacity can be maintained.
     In respect of the sale of refined products, the Group will aim at an increased market share and a steady increase in the retail proportion by increasing efforts to expand and adjust its sales network. Moreover, the Group will reinforce its presence in mature markets and will actively develop profitable markets such as those in economically developed regions. The Group will continue to optimise the network and structure of its existing service stations and will push through with the construction of storage and distribution facilities for refined products, and create a distribution system that is compatible with the target market share in terms of sales capacity as soon as possible by optimising the logistics. The Group will continue to leverage on its advantage in professional management and develop its business of non-oil products and will continue to enhance the profit margin in service stations.
     In respect of natural gas and pipeline construction, the Group will speed up the construction of its domestic trunk pipeline networks and the connecting branch networks, as well as the improvement of their geographic distribution. Development of the natural gas market will be focused. The Group will effectively enhance the overall balance among domestic natural gas, imported gas, LNG and other resources, and will strengthen the coordination among production, transportation and marketing activities. Gas supply will also be assured to be safe, steady and orderly. Concerted efforts will be made to develop new markets for natural gas and utilisation of gas will be optimised. Meanwhile, the Group will seek to actively push ahead city gas and compressed natural gas construction projects in key regions, with a view to expanding the natural gas market, and enhancing the growth potentials and maintaining stable growth in the efficiency of the Group’s natural gas operations.
     In respect of international operations, the Group will further enhance its capability in optimising resources globally. The Group will continue to expand its international energy co-operation for mutual benefits. It will strive to achieve a faster growth in overseas oil and gas businesses by optimising the geographical distribution and asset structure of its overseas business and by maintaining the successful operation of existing overseas projects. Overseas business development will be accelerated, and a more competitive trading structure will be built to gradually make its impact more largely felt on the international oil market.
     In 2010, the Group will continue to place emphasis on scientific development and proactively face all challenges by leveraging on favourable conditions. The Group will continue to conduct its business in a prudent and steady manner, thereby continuously enhancing its corporate value and striving to maximise returns to its equity holders, the society and its staff.

Jiang Jiemin
Chairman Beijing, the PRC March 25, 2010

BUSINESS OPERATING REVIEW
     1. Market Review
     (1) Crude Oil Market Review
     In 2009, oil prices in the international market fluctuated significantly, presenting an overall upward trend with fluctuations. At the beginning of the year, the crude oil market continued to follow the downturn trend from late 2008, with oil prices hovering at low levels. The price for West Texas Intermediate (“WTI”) fell to below US$34 per barrel for a time but started to rise since mid-February. With the world economy showing signs of recovery, crude oil prices rose rapidly, reaching the highest price of US$80 per barrel in October, an increase of 138%. In 2009, average prices for WTI and North Sea Brent crude oil were US$61.81 and US$61.51 per barrel, respectively, representing a decrease of 38.2% and 36.8% from the average prices during the same period of last year. Domestic crude oil prices were substantially in line with the trend in international prices.
     According to the relevant information, net crude oil imports amounted to 199 million tons in 2009, representing an increase of 13.7% as compared with the same period of 2008. Domestic crude oil output was 189 million tons, representing a decline of 0.8% as compared with the same period of 2008. The volume of crude oil processed was 341 million tons, representing an increase of 6.3% as compared with the same period of 2008.
     (2) Refined Products Market Review
     In 2009, with the recovery of the domestic macroeconomic environment, demand in the refined products market started to rise after reaching a bottom level in the first half of the year, and the depressed market conditions significantly improved in the second half of the year. The monthly apparent consumption of various oil products resumed positive growth at a relatively high degree. In 2009, the PRC government made eight adjustments to the domestic prices of refined products. The domestic pricing mechanism basically aligned the price relationships between crude oil and refined products, reflected the price fluctuations in the international crude oil market and reversed the situation where refinery enterprises suffered from long-term losses as a result of the reverse-link between the crude oil prices and the prices of refined products.
     According to the relevant information, the apparent consumption of domestic refined products was 207 million tons in 2009, representing an increase of 0.9% as compared with that of the preceding year.
     (3) Chemical Products Market Review
     In 2009, the chemical products market underwent a tremendous change from depression to a shortage of supply. As an effective response to the global financial crisis, the PRC government successively launched a RMB4,000 billion economic stimulus plan and implemented a series of policies, such as substantially raising the tax refunds on the export of chemical products and their related finished products, promoting the sales of household electrical appliances in the rural areas with a view to expanding domestic demand, etc. The implementation of these policies contributed to an increasing demand in the domestic chemical products market, with the demand level resuming to the pre-financial crisis level at the end of the year. At the same time, with the global economy having resumed stability and the recovery causing increases in the international crude oil prices, the demand for exports recovered slowly. The gradual increase in market demand effectively absorbed the increase in market supply. In 2009, the chemical products market showed a favourable trend in increases in demands and prices.
     (4) Natural Gas Market Review
     In 2009, the domestic natural gas market continued to develop rapidly with strong growth in demand. According to the relevant information, domestic natural gas output in 2009 reached 84.1 billion cubic metres, representing an increase of 8.6% as compared with that of last year. The apparent domestic consumption of natural gas amounted to 87.5 billion cubic metres, representing an increase of 11.5% as compared with that of last year. The proportion of city gas continued to grow, with the proportion of industrial gas falling and that of power generation gas rising. The natural gas consumption structure became more reasonable.
     2. Business Review
     Based on management needs, with effect from January 1, 2009, the Group has redefined its operating segments as follows: the businesses of refining of crude oil and petroleum products and the production and marketing of primary petrochemical products, derivative petrochemical products and other chemical products have been combined to form a new Refining and Chemicals segment; and the marketing of refined products and the trading businesses are now included in a new Marketing segment.
     The Group is principally engaged in a broad range of petroleum related products, services and activities. From a products and services perspective and pursuant to the above re-segmentation, the Group’s operating segments comprise: Exploration and Production, Refining and Chemicals, Marketing and Natural Gas and Pipeline. Comparative amounts of the year 2008 have been restated to reflect the re-segmentation.
     (1) Exploration and Production
     In 2009, the Group continued to place emphasis on resources as a strategy and gave first priority to oil and gas exploration. A series of strategic discoveries and significant breakthroughs were achieved in major exploration areas, such as the Qaidam Basin, the Erdos Basin, the Tarim Basin, the Junggar Basin, Hailar-Tamsag Basin and the Sichuan Basin, thereby building up a solid foundation for the growth of reserves for 2009. The oil reserve replacement ratio of the Group in 2009 was 1.05, while the gas reserve replacement ratio was 1.97 and the replacement ratio of oil and gas equivalent reserves was 1.32. In the development and production of oil and gas fields, priority was placed on efficiency. The organisation and management of production were enhanced and the output structure and production capacity proposals were actively optimised, thereby maintaining its production and operations in a balanced and steady manner.

     The Group grasped key strategic opportunities at the time of low oil prices, and steadily implemented strategic plans relating to overseas oil and gas resources and extended cooperation with international oil companies. The Group has entered into a number of overseas cooperation projects including the project in the Rumaila Oilfield in Iraq. The scale of international business continued to expand. At the same time, the operation and management of existing overseas oil and gas projects were strengthened to boost the production and reserves of those projects. Contribution by the Group’s international business gradually increased.
     In 2009, the lifting cost for the oil and gas operations of the Group was US$9.12 per barrel, representing a decrease of 3.8% compared to US$9.48 per barrel in 2008. Excluding the impacts resulting from exchange rate changes, the lifting cost decreased by 5.4% as compared with that in 2008.
     (PHOTO)
     Summary of Operations of the Exploration and Production Segment

				Year-on-year
	Unit	2009	2008	change (%)
Crude oil output	Million barrels	843.5	870.7	(3.1)
Marketable natural gas output	Billion cubic feet	2,112.2	1,864.2	13.3
Oil and natural gas equivalent output	Million barrels	1,195.7	1,181.5	1.2
Proved reserves of crude oil	Million barrels	11,263	11,221	0.4
Proved reserves of natural gas	Billion cubic feet	63,244	61,189	3.4
Proved developed reserves of crude oil	Million barrels	7,871	8,324	(5.4)
Proved developed reserves of natural gas	Billion cubic feet	30,949	26,667	16.1

Note: Figures have been converted at the rate of 1 ton of crude oil = 7.389 barrels and 1 cubic metre of natural gas = 35.315 cubic feet.

     (PHOTO)
     (2) Refining and Chemicals
     In 2009, the Group strengthened the management of the refining and chemical business as a set of integrated operations and significant progress was made in the strategic adjustment of the refining and chemical business structure. In the first half of 2009, confronted with the pressure posed by the high level of inventories, the Group made flexible adjustments to processing plans, intensified production management and maintained safe and steady operation under low processing loads. In the second half of 2009, with the continuing upward trend in the market, the Group improved the organisation and coordination of production, gradually increased processing loads and arranged the overhauling of installations and the commissioning of newly-constructed facilities in an orderly manner. The Group placed emphasis on increasing efficiency and optimised the product mix based on market needs. Efforts were made to enhance the quality of products, intensify management of benchmark indicators and strengthen cost control. Various major technical and economic indicators achieved record levels. The refining and chemical strategic planning and the construction of major projects were proceeded in an orderly manner with a view to take full benefit of the time lag between construction and commissioning. In respect of the sale of chemical products, efforts were enhanced to promote sales at favourable prices, to strengthen strategic cooperation with major clients and to explore profitable markets.
     In 2009, the Group’s refineries processed 829 million barrels of crude oil, 75.4% of which were supplied by the Exploration and Production Segment. The Group produced approximately 73.20 million tons of gasoline, diesel and kerosene. The cash processing cost of the refineries was RMB136.6 per ton in 2009, a decrease of 3.0% as compared with RMB140.7 per ton in 2008.

     Summary of Operations of the Refining and Chemicals Segment

				Year-on-year change
	Unit	2009	2008	(%)
Processed crude oil	Million barrels	828.6	849.8	(2.5)
Gasoline, kerosene and diesel output of which:	’000 ton	73,195	73,968	(1.0)
Gasoline	’000 ton	22,114	23,465	(5.8)
Kerosene	’000 ton	2,253	2,209	2.0
Diesel	’000 ton	48,828	48,294	1.1
Crude oil processing load	%	87.70	94.89	(7.19 percentage points)
Light products yield	%	75.54	73.58	1.96 percentage points
Refining yield	%	93.10	92.71	0.39 percentage points
Ethylene	’000 ton	2,989	2,676	11.7
Synthetic Resin	’000 ton	4,480	4,099	9.3
Synthetic fibre materials and polymers	’000 ton	1,471	1,637	(10.1)
Synthetic rubber	’000 ton	420	344	22.1
Urea	’000 ton	3,973	3,824	3.9

Note: Figures have been converted at a rate of 1 ton of crude oil = 7.389 barrels.
     (3) Marketing
     In 2009, faced with the severe impact of the international financial crisis, the Group adopted various measures in the marketing of refined products, and proactively expanded sales and improved efficiency, resulting in a stable increase in the market size. The Group closely monitored changing market conditions and conducted market analysis in a more detailed manner, optimised the despatch and transmission network and adjusted its marketing strategies in a timely manner, as well as actively promoted sales, especially to commercial users with high efficiency and usage. The Group took efforts to increase the quantity and profitability of sales. It has also continuously enhanced its retail management and its quality of services, accelerated the expansion of marketing networks for refined products and the construction of storage facilities, thereby further strengthening its supply capability and improving its operating efficiency.
     Summary of Operations of the Marketing Segment

				Year-on-year
	Unit	2009	2008	change (%)
Sales volume of gasoline, kerosene and diesel of which:	’000 ton	101,253	90,278	12.2
Gasoline	’000 ton	30,777	29,399	4.7
Kerosene	’000 ton	5,817	4,798	21.2
Diesel	’000 ton	64,659	56,081	15.3
Market share in retail	%	38.2	37.5	0.7 percentage points
Number of service stations	units	17,262	17,456	(1.1)
of which: owned service stations	units	16,607	16,725	(0.7)
Sale volume per service station	Ton/day	10.1	9.6	5.2

     (PHOTO)
     (4) Natural Gas and Pipeline
     In 2009, the Group achieved significant breakthroughs in its construction of oil and gas pipelines with strategic importance as well as trunk pipeline networks. The natural gas business maintained a rapid rate of growth. Line A of the Central-Asia China Gas Pipeline and the West Section of the Second West-East Gas Pipeline were completed and in operation. Construction of the Sino-Russia Crude Oil Pipeline is in full swing. The construction of the domestic key oil and gas pipeline network progressed in an orderly manner. The construction of the Yongqing-Tangshan-Qinhuangdao Gas Transmission Pipeline and the Lanzhou-Zhengzhou-Wuhan Section of the Lanzhou-Zhengzhou-Changsha Refined Products Pipeline were completed and commissioned. Construction of other pipelines such as the East Section of the Second West-East Gas Pipeline is progressing well. Construction works of key projects such as the Dalian LNG project and the Jiangsu LNG project proceeded in an orderly manner. The natural gas marketing business leveraged on its advantage of the nationwide pipeline network and strengthened the balance of production, transportation and marketing. In the face of extreme weather in some regions during the past winter, the Group effectively managed the upsurge in demand for gas during this difficult time. In doing so, the Group pushed the production at gas fields to its limit of capacity, maximised the recovery rate of storage facilities and optimised the operation of gas transmission pipelines, thereby guaranteeing the supply of natural gas to key cities as well as public utilities and key industrial users in a safe and steady manner.
     As at the end of 2009, the Group’s pipelines measured a total length of 50,627km, of which 28,595km is made up of natural gas pipelines, 13,164km by crude oil pipelines and 8,868km by refined product pipelines. Output and sales volumes of natural gas continued to record double-digit growth rate.

(PHOTO)
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL POSITION AND RESULTS OF OPERATIONS
     The following discussion and analysis should be read in conjunction with the audited financial statements of the Group and the notes thereto set out in this annual report.
     1. The financial data set out below is extracted from the audited financial statements of the Group prepared under IFRS
     (1) Consolidated Operating Results
     In 2009, the Group was confronted by the severe challenges and impacts from the global financial crisis. Having analysed the prevailing economic conditions, the Group proactively took a number of measures to organise its production and operations in a scientific manner and achieved a steady, rapid and coordinated development in its production and business operations. In 2009, despite of a decrease of 38.4% in oil prices from the preceding year, the Group achieved a turnover of RMB1,019,275 million under IFRS, representing a decrease of 5.0% from the preceding year. Net profit attributable to owners of the Company was RMB103,387 million, representing a decrease of 9.7% from the preceding year. Basic earnings per share was RMB0.56, representing a decrease of RMB0.07 from the preceding year.

     Turnover Turnover decreased 5.0% from RMB1,072,604 million for the twelve months ended December 31, 2008 to RMB1,019,275 million for the twelve months ended December 31, 2009. This was primarily due to decreases in the selling prices and changes in the sales volume of major products including crude oil, gasoline, diesel and kerosene. The table below sets out the external sales volume and average realised prices for major products sold by the Group for 2009 and 2008 and percentage of changes in the sales volume and average realised prices during these two years.

	Sales Volume (’000 ton)			Average Realised Price (RMB/ton)
			Percentage of			Percentage of
	2009	2008	Change (%)	2009	2008	Change (%)
Crude oil*	53,768	38,603	39.3	2,750	4,348	(36.8)
Natural gas (million cubic metre, RMB/’000 cubic metre)	59,614	51,054	16.8	814	813	0.1
Gasoline	30,777	29,399	4.7	5,763	5,881	(2.0)
Diesel	64,659	56,081	15.3	4,965	5,526	(10.2)
Kerosene	5,817	4,798	21.2	3,896	6,355	(38.7)
Heavy oil	8,472	7,061	20.0	2,903	3,541	(18.0)
Polyethylene	2,349	2,195	7.0	8,430	10,219	(17.5)
Lubricant	1,796	2,003	(10.3)	7,204	7,515	(4.1)

*	The crude oil listed above represents all the external sales volume of crude oil of the Company. Comparative amounts of the same period of 2008 have been adjusted accordingly.
     Operating Expenses Operating expenses decreased 4.1% from RMB913,033 million for the twelve months ended December 31, 2008 to RMB875,831 million for the twelve months ended December 31, 2009, of which:
     Purchases, Services and Other Expenses Purchases, services and other expenses decreased 12.5% from RMB562,851 million for the twelve months ended December 31, 2008 to RMB492,472 million for the twelve months ended December 31, 2009. This was primarily due to (1) a decrease in the purchase prices of crude oil and feedstock oil from external suppliers that resulted in a decrease in purchase costs; (2) a decrease in the prices of raw materials, fuel, energy and other production materials as well as changes in inventories that resulted in a decrease in purchase costs.
     Employee Compensation Costs Employee compensation costs of the Group were RMB65,977 million for the twelve months ended December 31, 2009, representing an increase of 6.1% compared with that of last year. Taking into account factors including the expansion of business of the Company, the level of employee compensation was basically the same as that of last year, which demonstrated that the Company has maintained effective control on labour cost.
     Exploration Expenses Exploration expenses decreased 11.3% from RMB21,879 million for the twelve months ended December 31, 2008 to RMB19,398 million for the twelve months ended December 31, 2009. This was primarily due to adjustments made by the Group to optimise the structure and workload of exploration and to further strengthen the management of oil and gas exploration as well as control over the process of exploration.

     Depreciation, Depletion and Amortisation Depreciation, depletion and amortisation decreased 2.6% from RMB94,759 million for the twelve months ended December 31, 2008 to RMB92,259 million for the twelve months ended December 31, 2009. This was primarily due to the impairment charges recorded by the Group against its refining assets and oil and gas properties in 2008.
     Selling, General and Administrative Expenses Selling, general and administrative expenses increased 9.7% from RMB59,617 million for the twelve months ended December 31, 2008 to RMB65,423 million for the twelve months ended December 31, 2009. This was primarily due to higher production safety expenses were incurred than last year as required by the relevant PRC regulations.
     Taxes other than Income Taxes Taxes other than income taxes increased 9.1% from RMB124,132 million for the twelve months ended December 31, 2008 to RMB135,465 million for the twelve months ended December 31, 2009. The increase was primarily due to (1) a significant decrease in the payment of the special levy on the sale of domestic crude oil by the Group compared with that of last year, from RMB85,291 million for the twelve months ended December 31, 2008 to RMB20,020 million for the twelve months ended December 31, 2009; (2) a sharp increase in consumption tax expenses borne by the Group as a result of the implementation of a new policy on fuel consumption tax in 2009, from RMB13,570 million for the twelve months ended December 31, 2008 to RMB82,429 million for the twelve months ended December 31, 2009; and (3) an increase of RMB5,368 million in urban maintenance and construction tax and educational surcharge as a result of the increase in tax payments including fuel consumption tax.
     Other (Expenses)/Incomes, net Other expenses, net, was RMB4,837 million for the twelve months ended December 31, 2009, while Other incomes, net, was RMB12,372 million for the twelve months ended December 31, 2008. This was primarily due to the recognition by the Group of government grants by the PRC Government for the supply of crude oil and refined products in 2008.
     Profit from Operations The profit from operations of the Group for the twelve months ended December 31, 2009 was RMB143,444 million, representing a decrease of 10.1% from RMB159,571 million for the same period of the preceding year.
     Net Exchange Loss Net exchange loss decreased from RMB1,081 million for the twelve months ended December 31, 2008 to RMB783 million for the twelve months ended December 31, 2009. The decrease in the net exchange loss was primarily due to the appreciation of the Renminbi against the United States Dollar and other currencies in 2008 being more significant than the changes in exchange rates in 2009.
     Net Interest Expenses Net interest expenses increased 397.1% from RMB767 million for the twelve months ended December 31, 2008 to RMB3,813 million for the twelve months ended December 31, 2009. The increase in net interest expenses was primarily due to the combined effect of a substantial increase in the outstanding balance of interest-bearing debts and a decrease in interest income resulting from a decrease in the average outstanding balance of deposits.

     Profit Before Taxation Profit before taxation decreased 13.6% from RMB162,013 million for the twelve months ended December 31, 2008 to RMB140,032 million for the twelve months ended December 31, 2009.
     Income Tax Expenses Income tax expenses decreased 4.9% from RMB35,211 million for the twelve months ended December 31, 2008 to RMB33,473 million for the twelve months ended December 31, 2009. The decrease was primarily due to a reduction in the taxable income for the year and taxation adjustments.
     Profit for the year Profit for the year decreased 16.0% from RMB126,802 million for the twelve months ended December 31, 2008 to RMB106,559 million for the twelve months ended December 31, 2009.
     Profit attributable to non-controlling interest of the Company (“profit attributable to minority interest”) As international crude oil prices in 2009 were lower than that during 2008, certain subsidiaries of the Company recorded material decreases in profits. This resulted in a significant decrease in the profit attributable to non-controlling interest, from RMB12,349 million for the twelve months ended December 31, 2008 to RMB3,172 million for the twelve months ended December 31, 2009.
     Profit attributable to owners of the Company Profit attributable to the owners of the Company decreased 9.7% from RMB114,453 million for the twelve months ended December 31, 2008 to RMB103,387 million for the twelve months ended December 31, 2009.
     (2) Segment Information
     Exploration and Production
     Turnover Turnover decreased 35.3% from RMB626,367 million for the twelve months ended December 31, 2008 to RMB405,326 million for the twelve months ended December 31, 2009. The decrease was primarily due to a significant decrease in crude oil prices. The average realised crude oil price of the Group in 2009 was US$53.90 per barrel, representing a decrease of 38.4% from US$87.55 per barrel in 2008.
     Operating Expenses Operating expenses decreased 22.2% from RMB385,897 million for the twelve months ended December 31, 2008 to RMB300,307 million for the twelve months ended December 31, 2009. The decrease was primarily due to a decrease in the purchase costs of imported crude oil as international crude oil prices remained low throughout 2009 and a sharp decrease in the payment of special levy on the sale of domestic crude oil by the Group.
     Profit from Operations The Exploration and Production segment placed strong emphasis on cost benefit efficiency by enhancing the organisation and management of production, proactively optimising the output structure and production capacity proposals in response to market changes, organising crude oil production in an orderly manner, and taking proactive measures to reduce costs while increasing efficiency. Impacted by factors such as the sharp decrease in crude oil prices, the profit from operations of the Group for the twelve months ended December 31, 2009 was RMB105,019 million, representing a decrease of 56.3% from RMB240,470 million for the preceding year. However, the Exploration and Production segment remains the most important contributor to the profit of the Group.

     Refining and Chemicals
     Turnover Turnover decreased 10.6% from RMB560,729 million for the twelve months ended December 31, 2008 to RMB501,300 million for the twelve months ended December 31, 2009. The decrease was primarily due to decrease in the selling prices of key refining and chemical products.
     Operating Expenses Operating expenses decreased 26.1% from RMB654,559 million for the twelve months ended December 31, 2008 to RMB483,992 million for the twelve months ended December 31, 2009. The decrease was primarily due to the international crude oil price being lower than last year, which resulted in a decrease in the purchase costs of crude oil and feedstock oil from external suppliers.
     (PHOTO)
     Profit/Loss from Operations Fully leveraging on the advantages of integrated refining and chemical operations, the Refining and Chemicals segment strengthened production organisation and coordination, focused on management of benchmark indicators and pursued cost reduction and efficiency enhancement initiatives. The profit from operations amounted to RMB17,308 million for the twelve months ended December 31, 2009, compared with a loss of RMB93,830 million for the twelve months ended December 31, 2008.
     Marketing
     Turnover Turnover decreased 1.3% from RMB778,141 million for the twelve months ended December 31, 2008 to RMB768,295 million for the twelve months ended December 31, 2009. The decrease in turnover was primarily due to a decrease in the selling prices of refined products and reductions in sales revenue from the oil products trading business.
     Operating Expenses Operating expenses decreased 2.0% from RMB770,159 million for the twelve months ended December 31, 2008 to RMB755,030 million for the twelve months ended December 31, 2009. The decrease was primarily due to a decrease in the purchase costs of refined products from external suppliers, together with a decrease in expenses relating to the oil products trading business.
     Profit from Operations The Marketing segment adopted proactive and effective marketing strategies and enhanced cost management to expand sales and improve efficiency. Profit from operations was RMB13,265 million for the twelve months ended December 31, 2009, representing an increase of 66.2% from RMB7,982 million for the same period of last year.

     (PHOTO)
     Natural Gas and Pipeline
     Turnover Turnover increased 22.7% from RMB63,315 million for the twelve months ended December 31, 2008 to RMB77,658 million for the twelve months ended December 31, 2009. The increase was primarily due to an increase in the natural gas sales volume and the volume of natural gas from pipeline transmission.
     Operating Expenses Operating expenses increased 24.0% from RMB47,258 million for the twelve months ended December 31, 2008 to RMB58,612 million for the twelve months ended December 31, 2009. The increase was primarily due to an increase in the purchase costs of natural gas.
     Profit from Operations The Natural Gas and Pipeline segment actively focused on the development of oil and gas pipelines network and city gas operations. Output and sales volumes of natural gas maintained double-digit growth. Profit from the Natural Gas and Pipeline segment to the Group continue to grow. Profit from operations of the Natural Gas and Pipeline segment was RMB19,046 million for the twelve months ended December 31, 2009, representing an increase of 18.6% from the same period of 2008 of RMB16,057 million.

(PHOTO)
     (3) Assets, Liabilities and Equity
     The following table sets out the key items in the consolidated balance sheet of the Group:

	As at December	As at December	Percentage of
	31, 2009	31, 2008	Change

	RMB million	RMB million	%

Total assets	1,450,288	1,196,235	21.2
Current assets	294,383	224,946	30.9
Non-current assets	1,155,905	971,289	19.0
Total liabilities	542,587	348,395	55.7
Current liabilities	388,553	265,651	46.3
Non-current liabilities	154,034	82,744	86.2
Equity attributable to owners of the Company	847,223	790,910	7.1
Share capital	183,021	183,021	—
Reserves	240,135	229,416	4.7
Retained earnings	424,067	378,473	12.0
Total equity	907,701	847,840	7.1

     Total assets amounted to RMB1,450,288 million, representing an increase of 21.2% from that at the end of 2008, of which:
     Current assets amounted to RMB294,383 million, representing an increase of 30.9% from that as at the end of 2008. The increase in current assets was primarily due to an increase of RMB53,775 million in cash and cash equivalents.
     Non-current assets amounted to RMB1,155,905 million, representing an increase of 19.0% from that as at the end of 2008. The increase in non-current assets was primarily due to an increase in capital expenditures, resulting in an increase in property, plant and equipment (including fixed assets, oil and gas properties etc.) in the amount of RMB175,043 million.
     Total liabilities amounted to RMB542,587 million, representing an increase of 55.7% from that as at the end of 2008, of which:
     Current liabilities amounted to RMB388,553 million, representing an increase of 46.3% from that as at the end of 2008. The increase in current liabilities was primarily due to an increase in short-term borrowings of RMB55,181 million and an increase in accounts payable and accrued liabilities of RMB47,959 million.
     Non-current liabilities amounted to RMB154,034 million, representing an increase of 86.2% from that as at the end of 2008. The increase in non-current liabilities was primarily due to an increase of long-term borrowings of RMB52,619 million, an increase in deferred tax liabilities of RMB8,983 million and an increase of asset retirement obligations of RMB8,485 million.
     Equity attributable to the owners of the Company amounted to RMB847,223 million, representing an increase of 7.1% from that as at the end of 2008. The increase in equity attributable to the owners of the Company was primarily due to an increase in retained earnings of RMB45,594 million.
     As at December 31, 2009, the financial assets and financial liabilities of the Group denominated in foreign currencies were as follows:
Unit: RMB million

	Amount	Changes in
	at the	fair value	Accumulated	Impairment	Amount at
	beginning	recorded in	changes in	loss recorded	the end of
	of the	profit/loss of	fair value	in the	the
	reporting	the reporting	recorded in	reporting	reporting
Items	period	period	equity	period	period

Financial assets
Loans and receivables	26,695	—	—	—	79,474
Available-for-sale financial assets	35	—	25	—	252

Sub-total	26,730	—	25	—	79,726

Financial Liabilities	39,672	—	—	—	97,973

     (4) Cash Flows
     The primary sources of funds of the Group are cash from operating activities and short-term and long-term borrowings. The funds of the Group are mainly used for operating activities, capital expenditures, repayment of short-term and long-term borrowings and distribution of dividends to owners of the Company.
     The table below sets forth the net cash flows of the Group for the years ended December 31, 2009 and December 31, 2008 respectively and the amount of cash and cash equivalents as at the end of each year:

	As at December 31
	2009	2008
	RMB	RMB
	million	million

Net cash flows from operating activities	261,972	172,465
Net cash flows used for investing activities	(261,453)	(211,797)
Net cash flows from financing activities	53,077	3,777
Translation of foreign currency	179	(112)
Cash and cash equivalents at the end of year	86,925	33,150
     Net Cash Flows from Operating Activities
     The net cash flows of the Group from operating activities for the twelve months ended December 31, 2009 was RMB261,972 million, representing an increase of 51.9% compared with RMB172,465 million generated for the twelve months ended December 31, 2008. This was mainly due to the decrease in cash outflow arising from the strengthened working capital management by the Group in response to the global financial crisis, and the reduction of value-added taxes as a result of the new pricing mechanism for refined products implemented by the PRC government. As at December 31, 2009, the Group had cash and cash equivalents of RMB86,925 million. The cash and cash equivalents were mainly denominated in Renminbi (approximately 77.2% were denominated in Renminbi, approximately 17.2% were denominated in US Dollars, approximately 4.5% were denominated in HK Dollars and approximately 1.1% were denominated in other currencies).
      Net Cash Flows Used for Investing Activities
     The net cash flows of the Group used for investing activities for the twelve months ended December 31, 2009 was RMB261,453 million, representing an increase of 23.4% compared with RMB211,797 million used for investing activities for the twelve months ended December 31, 2008. The net increase was primarily due to an increase in capital expenditures paid in cash during the year as a result of the construction of the strategic projects (including the Central-Asia China Gas Pipeline project and the Second West-East Gas Pipeline project) and major programs by the Company taking advantage of the lower price of the raw materials and bulk commodities during the global financial crisis.
     Net Cash Flows from Financing Activities
     The net cash flows of the Group from financing activities for the twelve months ended December 31, 2009 was RMB53,077 million, while the net cash flows of the Group from financing activities for the twelve months ended December 31, 2008 was RMB3,777 million. The Group increased their financing activities in response to the financial crisis.

     The net liabilities of the Group as at December 31, 2009 and December 31, 2008, respectively, are as follows:

	As at December	As at December
	31, 2009	31, 2008
	RMB	RMB
	million	million

Short-term borrowings (including current portion of long-term borrowings)	148,851	93,670
Long-term borrowings	85,471	32,852

Total borrowings	234,322	126,522

Less: Cash and cash equivalents	86,925	33,150

Net borrowings	147,397	93,372

     Maturities of long-term borrowings of the Group are as follows:

	As at December	As at December
	31, 2009	31, 2008
	RMB	RMB
	million	million

To be repaid within one year	14,229	5,898
To be repaid within one to two years	12,212	15,442
To be repaid within two to five years	62,821	7,432
To be repaid after five years	10,438	9,978

	99,700	38,750

     Of the total borrowings of the Group as at December 31, 2009, approximately 69.7% were fixed-rate loans and approximately 30.3% were floating-rate loans. Of the borrowings as at December 31, 2009, approximately 83.2% were denominated in Renminbi, approximately 16.7% were denominated in United States Dollars, and approximately 0.1% were denominated in other currencies.
     As at December 31, 2009, the gearing ratio of the Group (gearing ratio = interest-bearing debts/(interest-bearing debts + total equity)) was 20.5% (13.0% as at December 31, 2008).
     (5) Capital Expenditures
     For the twelve months ended December 31, 2009, capital expenditures of the Group increased 14.8% to RMB266,836 million from RMB232,377 million for the twelve months ended December 31, 2008. The increase in capital expenditures was primarily due to an increase in expenditures relating to construction of sales network and construction of natural gas pipelines by the Group.

	2009			2008		Estimates for 2010
	RMB			RMB		RMB
	million		%	million	%	million	%

Exploration and Production(A)	129,017		48.4	157,194	67.6	157,700	53.9
Refining and Chemicals	42,558		15.9	30,619	13.2	49,500	16.9
Marketing	18,174		6.8	4,974	2.1	19,600	6.7
Natural Gas and Pipeline	74,754		28.0	36,848	15.9	62,000	21.2
Other	2,333		0.9	2,742	1.2	3,900	1.3

Total	266,836	(B)	100.0	232,377	100.0	292,700	100.0

(A)	If investments related to geological and geophysical exploration costs are included, the capital expenditures and investments for the Exploration and Production segment for 2008 and 2009, and the estimates for the same in 2010 would be RMB168,732 million, RMB138,396 million and RMB169,000 million, respectively.

(B)	The capital expenditure for 2009 has excluded the consideration for the acquisition of Singapore Petroleum Company Limited in the amount of Singapore dollars (“S$”)3,239 million (approximately RMB15,296 million).
     Exploration and Production
     For the twelve months ended December 31, 2009, capital expenditures in relation to the Exploration and Production segment amounted to RMB129,017 million, which were primarily relating to large oil and gas exploration projects such as in the oil and gas fields located in Changqing, Daqing, Tarim and Southwestern oil and gas fields in China and Aktyubinsk oil and gas fields and in the construction of key production capacities for various oil and gas fields.
     The Group anticipates that capital expenditures for the Exploration and Production segment for 2010 will amount to approximately RMB157,700 million. Domestic exploration activities will be mainly focused on the overall development of regions in Songliao Basin, Bohai Basin, Erdos Basin, Sichuan Basin, Tarim Basin and other key oil and gas regions. Development activities will be focused on the construction of new proved oil and gas fields, while the steady and increasing production of Daqing, Changqing, Tarim and Southwestern oil and gas fields will also be emphasised; oil and gas exploration and development in Central Asia and the Middle East will be the focus of the Group’s overseas development.
     Refining and Chemicals
     Capital expenditures for the Group’s Refining and Chemicals segment for the twelve months ended December 31, 2009 amounted to RMB42,558 million, of which RMB21,283 million was used for the construction of refining facilities with capacity over ten million tons, such as the Dushanzi Petrochemical, Guangxi Petrochemical and Sichuan Petrochemical projects, and RMB21,275 million was used for the construction of large scale ethylene projects such as the Dushanzi Petrochemical, Guangxi Petrochemical, Fushun Petrochemical and Daqing Petrochemical projects.
     The Group anticipates that capital expenditures for the Refining and Chemicals segment for 2010 will amount to RMB49,500 million, of which approximately RMB26,400 million will be used for construction and expansion of refining facilities including large scale refining projects such as Sichuan Petrochemical and Huhhot Petrochemical Projects, and approximately RMB23,100 million for the construction and expansion of chemical facilities including major ethylene projects at Sichuan Petrochemical, Fushun Petrochemical and Daqing Petrochemical.

     Marketing
     Capital expenditures for the Marketing segment for the twelve months ended December 31, 2009 amounted to RMB18,174 million, which were used mainly for the construction of sales network facilities including service stations and oil storage tanks.
     The Group anticipates that capital expenditures for the Marketing segment for 2010 will amount to RMB19,600 million, which are expected to be used primarily for the construction and expansion of efficient sales networks.
     Natural Gas and Pipeline
     Capital expenditures in the Natural Gas and Pipeline segment for the twelve months ended December 31, 2009 amounted to RMB74,754 million, mainly used for the construction of the Second West-East Gas Pipeline project, the Sino-Russia Crude Oil Pipeline project and the Lanzhou-Zhengzhou-Changsha refined oil pipeline and other gas pipeline projects.
     The Group anticipates that capital expenditures for the Natural Gas and Pipeline segment for 2010 will amount to RMB62,000 million, which are expected to be used primarily for the construction of main oil and gas transmission projects such as the Second West-East Gas Pipeline project and the Sino-Russia Crude Oil Pipeline project and associated LNG and gas storage facilities.
     Others
     Capital expenditures for Other segment including those incurred by the headquarters and others for the twelve months ended December 31, 2009 were RMB2,333 million.
     The Group anticipates that capital expenditures for Other segment for 2010 will amount to approximately RMB3,900 million, which are expected to be used primarily for research and development activities and for implementation of information systems.
     2. The financial data set out below is extracted from the audited financial statements of the Group prepared under CAS
     (1) Financial data prepared under CAS

	As at December	As at December	Percentage
	31, 2009	31, 2008	of change
	RMB million	RMB million	%

Total assets	1,450,742	1,196,962	21.2
Current assets	295,713	227,456	30.0
Non-current assets	1,155,029	969,506	19.1
Total liabilities	542,631	348,523	55.7
Current liabilities	388,553	265,651	46.3
Non-current liabilities	154,078	82,872	85.9
Equity attributable to equity holders of the Company	847,782	791,691	7.1
Total equity	908,111	848,439	7.0
     For reasons for changes, please refer to the section “Management’s Discussion and Analysis of Financial Position and Results of Operations” in this annual report.

     (2) Principal operations by segment and by product under CAS

				Year-on-	Year-on-
	Income from	Cost of		year change	year
	principal	principal		in income	change in
	operations	operations		from	cost of	Increase or
	for the year	for the year		principal	principal	decrease in
	ended 2009	ended 2009	Margin*	operations	operations	margin
	RMB	RMB				Percentage
By segment	million	million	%	%	%	point

Exploration and production	391,862	216,733	35.4	(35.9)	(8.7)	(9.6)
Refining and Chemicals	493,645	362,110	8.4	(10.8)	(40.2)	20.6
Marketing	764,358	705,885	7.4	(0.9)	(2.3)	1.2
Natural gas and pipeline	76,463	54,024	28.0	22.5	21.1	0.8
Other	293	206	—	—	—	—
Inter-segment elimination	(734,676)	(733,060)	—	—	—	—
Total	991,945	605,898	25.9	(4.7)	(7.3)	(0.2)

*	Margin=Profit from principal operations /Income from principal operations
     (3) Principal operations by regions under CAS

			Year-on-
	2009	2008	year change
	RMB	RMB
Revenue from external customers	million	million	%

Mainland China	790,748	824,703	(4.1)
Other	228,527	247,901	(7.8)
Total	1,019,275	1,072,604	(5.0)
Non-current assets*
Mainland China	1,074,756	903,590	18.9
Other	77,688	63,434	22.5
Total	1,152,444	967,024	19.2

*	Non-current assets mainly include other non-current assets other than financial instruments and deferred tax assets.
     (4) Principal subsidiaries and associates of the Group

				Amount	Amount of
	Registered			of total	total	Net
	capital		Shareholding	assets	liabilities	profit
				RMB	RMB	RMB
Name of company	RMB million		%	million	million	million

Daqing Oilfield Company Limited		47,500	100.00	180,825	63,915	35,605
CNPC Exploration and Development Company Limited		16,100	50.00	94,358	21,315	2,045
PetroChina Hong Kong Limited	HK$7,592 million		100.00	18,231	3,716	985
Dalian West Pacific Petrochemical Co., Ltd.	US$	258 million	28.44	10,168	12,228	1,076
China Marine Bunker (PetroChina) Co., Ltd.		1,000	50.00	6,546	3,501	358

SIGNIFICANT EVENTS
     1. Material litigation and arbitration events
     The Company was not involved in any material litigation or arbitration during the reporting period.
     2. Shareholding in other companies
     (1) Shareholding interests of the Company in other listed companies
     As at the end of the reporting period, interests in other listed securities held by the Group were as follows:
Unit: HK dollars million

		Initial	Number of			Book value as
Stock	Stock short	Investment	shares held		Shareholding held	at the end of	Classification in	Source of
code	name	amount	(million)		(%)	the year	accounts	shareholding
135	CNPC	742	2,513.92	(1)	50.92	742	Long term equity	Acquisition
	(Hong Kong)						investment

Note: (1)	The Group held the shares in CNPC (Hong Kong) Limited through Sun World Limited, its overseas wholly-owned subsidiary. The shares of CNPC (Hong Kong) Limited are listed on The Stock Exchange of Hong Kong Limited (Stock short name: CNPC (Hong Kong)). The company name of CNPC (Hong Kong) Limited was changed to Kunlun Energy Company Limited with effect from March 5, 2010 and its stock short name was changed to Kunlun Energy with effect from March 30, 2010 accordingly.

(2)	Status of shareholding in commercial banks, securities companies, insurance companies, trust companies and futures companies
     There are no matters which the Company is required to disclose for the reporting period.

     3. Acquisitions, Disposals and Mergers during the reporting period
     Acquisition of assets

						Whether	Whether
			Net profit	Net profit		ownership	contractual
			contributed to	contributed to		of the	rights and
			the Group since	the Group from	Whether	relevant	obligations
			the date of the	the beginning of	constitutes	assets has	have been
Counterparty and	Date of	Acquisition	acquisition to	the year to the	connected	been fully	fully
assets acquired	acquisition	price	the end of 2009	end of 2009	transaction	transferred	transferred
Acquisition of city gas business and assets from CNPC’s wholly-owned subordinated entity China Huayou Group Corporation and China Petroleum Pipeline Bureau	October 28, 2009	RMB1,094 million	Not applicable	Not applicable	Yes, based on valuation	No	Yes
Acquisition of the Western Pipeline assets from CNPC’s subordinated entity China Petroleum Western Pipeline Company Limited	June 30, 2009	RMB8,355 million	Not applicable	Not applicable	Yes, based on valuation	No	Yes
Acquisition of 100% shareholding interests in South Oil Exploration and Development Co., Ltd. from CNPC Exploration and Development Company Limited and CNPC Central Asia Petroleum Company Limited	August 28, 2009	RMB2,813 million	Not applicable	Not applicable	Yes, based on valuation	No	No
Acquisition from CNPC’s subordinated entity CNPC International Limited (“CNPCI”) of the contractual rights under the Production Sharing Contract on the Bagtyiarlyk area at Amu Darya Right Bank in Turkmenistan, and the relevant assets and liabilities formed in the course of CNPCI’s fulfilment of the same
	August 28, 2009	US$1,187 million	Not applicable	Not applicable	Yes, based on valuation	No	No
Acquisition of refinery equipment assets from 10 subordinated entities of CNPC	November 30, 2009	RMB11,327 million	Not applicable	Not applicable	Yes, based on valuation	No	Yes
Acquisition of city gas business from Daqing Petroleum Administrative Bureau, a wholly-owned subordinated entity of CNPC	December 30, 2009	RMB1,088 million	Not applicable	Not applicable	Yes, based on valuation	No	No

     The above transactions did not have any impact on the continuity of operation and management stability of the Group and are advantageous to the future financial position and operating results of the Group.
     4. Significant connected transactions during the reporting period
     Please refer to the section “Connected Transactions” in this annual report. During the reporting period, there is no utilisation of the Company’s funds for non-operating purpose by the controlling shareholder.
     5. Material contracts and the performance thereof
     (1) During the reporting period, there were no trusteeship, sub-contracting and leasing of properties of other companies by the Company which would contribute profit to the Company of 10% or more of its total profits for the year.
     (2) The Company has no material guarantee during the current reporting period.
     (3) The Company did not entrust any other person to carry out money management during the reporting period nor were there any such entrustment that was extended from prior period to the reporting period.
     (4) Save as disclosed in this annual report, during the reporting period, the Company did not enter into any material contract which requires disclosure.
     6. Performance of Commitments
     Specific undertakings made by CNPC, the controlling shareholder of the Company, and performance of the undertakings as at December 31, 2009:

Name of
Shareholder	Undertaking	Performance of Undertaking
CNPC	According to the Restructuring Agreement entered into between CNPC and the Company on March 10, 2000, CNPC has undertaken to indemnify the Company against any claims or damages arising or resulting from certain matters in the Restructuring Agreement.	As at December 31, 2009, CNPC had obtained formal land use right certificates in relation to 27,765 out of 28,649 parcels of land and some building ownership certificates for the buildings pursuant to the undertaking in the Restructuring Agreement, but has not completed all of the necessary governmental procedures for the service stations located on collectively-owned land. The use of and the conduct of relevant activities at the above-mentioned parcels of land, service stations and buildings are not affected by the fact that the relevant land use right certificates or individual building ownership certificates have not been obtained or the fact that the relevant governmental procedures have not been completed.

Name of
Shareholder	Undertaking	Performance of Undertaking
	According to the Non-Competition Agreement entered into between CNPC and the Company on March 10, 2000, CNPC has undertaken to the Company that CNPC will not, and will procure its subsidiaries not to, develop, operate, assist in operating nor participate in any businesses by itself or jointly with another company within or outside the PRC that will compete with or lead to competition with the core businesses of the Group. According to the Agreement, CNPC has also granted to the Company pre-emptive rights to transaction with regards to part of its assets.	1. At present, CNPC operated the following businesses which are identical or similar to the core businesses of the Group:

(1)   Overseas operations which are identical or similar to the core businesses of the Group.

CNPC has overseas operations in relation to exploration and production of crude oil and natural gas as well as production, storage and transportation of petroleum, chemical and related petroleum products. CNPC has oil and gas exploration and development operations in many overseas countries and regions.

As the laws of the country where ADS are listed prohibit its citizens from directly or indirectly financing or investing in the oil and gas projects in certain countries, CNPC did not inject the overseas oil and gas projects in certain countries to the Company.

(2)  Five sets of chemical production facilities

Five sets of chemical production facilities, namely, an advanced alcohol facility, an acrylonitrile facility, a polybutadiene rubber facility, an acrylic fibre chemical facility and a facility comprising of four styrene units have been wholly owned by CNPC since the Company’s establishment. Other than the advanced alcohol facility which has ceased production, the rest of the five sets of facilities are under normal operation.

Given the five sets of chemical production facilities are relatively small in scale, low in productivity and profitability as compared with similar facilities of the Group, they will not constitute substantive competition with the principal businesses of the Group.

2.  Upon the establishment of the Company, CNPC’s interests in CNPC (Hong Kong) Limited were not injected into the Company, thus the domestic and overseas exploration and production of crude oil and natural gas by CNPC (Hong Kong) Limited constituted competition with the Company to a certain extent. On August 27, 2008, the Company entered into a sale and purchase agreement with CNPC and its subsidiary to indirectly acquire CNPC (Hong Kong) Limited from CNPC. On December 18, 2008, the Company completed such acquisition, thus indirectly held 56.66% equity interest in CNPC (Hong Kong) Limited, further reducing its competition with the Company.

3.  Upon the establishment of the Company, CNPC wholly owned or jointly owned with third parties interests in a few service stations. On June 10, 2008, the Company entered into an Acquisition Agreement with CNPC to acquire refined product sales assets and business (including 208 units of service stations and 25 units of oil tanks) owned by 23 entities of CNPC. Upon the completion of the acquisition, CNPC would cease to engage in operations in relation to the marketing of refined products, thereby further reducing the connected transactions and competition with the Company.

	CNPC undertook that “for a period of 36 months commencing from the date of listing of the A shares of the Company on the Shanghai Stock Exchange, it will not transfer or entrust others for the management of the A shares which it holds, or allow such shares to be repurchased by the Company. However, certain shares held by CNPC, which may be subsequently listed on overseas stock exchanges after obtaining necessary approvals in the PRC, are not subject to the restriction of the 36-month lock-up period.”	CNPC has not violated the relevant undertaking.

CNPC	On September 22, 2008, CNPC increased its shareholdings in the Company via the trading system of the Shanghai Stock Exchange. CNPC intends to continue to increase its shareholdings in the Company via the secondary market, either in its own name or through parties acting in concert with it, within 12 months (commencing from September 22, 2008) in an aggregate amount not exceeding 2% of the total issued share capital of the Company (“Share Acquisition Plan”). CNPC undertakes that it will not sell any shares it held in the Company during the period of the implementation of any further share acquisition plan and within the statutory period.	As at September 21, 2009, CNPC completed the Share Acquisition Plan and has not violated the undertaking during the relevant period.

     7. Engagement and disengagement of firm of accountants
     The Company has not changed its firm of accountants during the reporting period.
     During the reporting period, the Company has continued engaging PricewaterhouseCoopers Zhong Tian CPAs Company Limited as the domestic auditors and has continued engaging PricewaterhouseCoopers as the overseas auditors. Remuneration in respect of the audit work amounts to RMB80 million, mainly for the purpose of providing auditing services for the Company’s domestic and international needs.
     Up to the end of the reporting period, PricewaterhouseCoopers Zhong Tian CPAs Company Limited and PricewaterhouseCoopers have provided auditing services to the Company for consecutive 11 years.
     8. Penalties on the Company and its Directors, Supervisors, senior management, controlling shareholders and de facto controller and remedies thereto
     During the reporting period, none of the Directors, Supervisors, senior management, controlling shareholders or de facto controllers were subject to any investigation by the China Securities Regulatory Commission, nor was there any administrative penalty, denial of participation in the securities market or deemed unsuitability to act as directors thereby or any public reprimand made by a securities exchange.

     9. Other Significant Events
     (1) Issuance of medium-term notes

Date of issuance	Amount (RMB billion)	Maturity (years)	Annual interest rate
January 13, 2009	15.000	3	2.70%
March 19, 2009	15.000	3	2.28%
May 26, 2009	15.000	5	3.35%
     (2) Issuance of short-term financing bills

Date of issuance	Amount (RMB billion)	Maturity (days)	Annual interest rate
September 29, 2009	30.000	330	2.02%
September 29, 2009	30.000	300	1.99%
     10. Events after the Balance Sheet Date
     On February 5, 2010, the Company issued the first tranche of the medium-term notes of 2010 amounting to RMB11 billion for a term of 7 years at an interest rate of 4.60% per annum.

CONNECTED TRANSACTIONS
     CNPC is a controlling shareholder of the Company and therefore transactions between the Group and CNPC constitute connected transactions of the Group under the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (“HKSE Listing Rules”) and the listing rules of the Shanghai Stock Exchange (“SSE Listing Rules”). As Beijing Gas Group Co., Ltd. (“Beijing Gas”) and China Railway Materials and Suppliers Corporation (“CRMSC”) are respectively a substantial shareholder of Beijing Huayou Gas Corporation Limited and PetroChina & CRMSC Oil Marketing Company Limited, each a subsidiary of the Group, pursuant to the HKSE Listing Rules, transactions between the Group and Beijing Gas and CRMSC respectively constitute connected transactions of the Group. China National Oil and Gas Exploration and Development Corporation (“CNODC”), a state-owned enterprise the entire interest of which is owned by CNPC, holds 50% interest in CNPC Exploration and Development Company Limited (“CNPC E&D”), a non-wholly owned subsidiary of the Company. Pursuant to the HKSE Listing Rules, CNPC E&D is a connected person of the Company and transactions between the Group and CNPC E&D constitute connected transactions of the Group. On December 28, 2006, the Group became interested in 67% equity interest in PetroKazakhstan Inc. (“PKZ”) through CNPC E&D. Pursuant to the HKSE Listing Rules, CNPC E&D and its subsidiaries are connected persons of the Group. Therefore, transactions between the Group and PKZ constitute connected transactions of the Group.
•	One-off Connected Transactions
     1. Acquisition of City Gas Business
     On May 15, 2009, PetroChina Kunlun Gas Limited (“Kunlun Gas”), a wholly-owned subsidiary of the Company, entered into a transfer agreement with each of China Huayou Group Corporation and China Petroleum Pipeline Bureau, wholly-owned subordinated entities of CNPC, pursuant to which Kunlun Gas agreed to acquire city gas business from the transferors. Upon completion of the acquisition agreement, Kunlun Gas paid the transferors a consideration of RMB1,093,938,962.04, which is based on the price of the open tender held by the transferors or the appraised valuation, adjusted by the changes in the net asset value of the relevant target companies between the valuation date and the audit reference date. Pursuant to the HKSE Listing Rules and the SSE Listing Rules, each of CNPC and the transferors is a connected person of the Company and the acquisition constitutes a connected transaction of the Company. Details of the transaction were published on May 15, 2009 and May 19, 2009 on the respective websites of HKSE, SSE and the Company. As at the end of the reporting period, the transaction has been completed.
     As a clean energy, natural gas is in a period of rapid development. Strengthening the city gas business is consistent with the national general policy to construct an energy saving, environment friendly community. It is also conducive to the improvement of the Company’s coverage on the natural gas business chain and the unification of the upstream and downstream natural gas businesses, which are in the long-term interest of the development of the Company.

The integration of the city gas business and enhancement of the business management are beneficial for the Company’s integration of its operations in exploring and developing natural gas fields, constructing pipelines and promoting sales to end-users, and leveraging on the Company’s competitiveness on branding, resources, pipeline networks and capital to boost our competitiveness on marketing and efficiency. Also, the completion of the transaction helps reducing the Company’s connected transactions and enhancing the Company’s independence in respect of its business operations. The above transaction does not affect the continuity of the Company’s business and the stability of its management, and is beneficial on the continued robustness of the Company’s future financial position and operating results.
     2. Acquisition of Western Pipeline Assets
     On June 18, 2009, an acquisition agreement was entered into between Western Pipeline Branch Company of the Company and Western Pipeline Company Limited, a wholly-owned subsidiary of CNPC, pursuant to which Western Pipeline Branch Company agreed to acquire the western pipeline assets from the transferor. Upon completion of the acquisition on June 30, 2009, the parties referred to the appraised net assets value of the western pipeline assets as at March 31, 2009, the valuation date, and adjusted the consideration by reference to the change in the net asset value of the western pipeline assets for the period from the valuation date to the completion date on a dollar-for-dollar basis. The final consideration paid by the Company to the transferor was RMB8,355.42 million. Pursuant to the HKSE Listing Rules and the SSE Listing Rules, each of CNPC and the transferor is a connected person of the Company and the acquisition constitutes a connected transaction of the Company. Details of the transaction were published on June 18, 2009 and June 19, 2009 on the respective websites of HKSE, SSE and the Company. As at the end of the reporting period, the transaction has been completed.
     The above transaction does not affect the continuity of the Company’s business and the stability of its management. The acquisition is beneficial to the Company in terms of the implementation of professional management of pipeline operation, thereby materializing the Company’s competitiveness on technological management and pipeline network in western China. It will also strengthen the Company’s capabilities in pipeline transmission, enabling the Company to optimise distribution and operational efficiency of the pipeline resources. The acquisition can also reduce the continuing connected transactions between the Company and CNPC and potential competition with CNPC to a certain extent.
     3. Acquisition of 100% Share Capital in South Oil Exploration and Development Co., Ltd.
     On August 28, 2009, the Company entered into an equity transfer agreement with CNPC E&D and CNPC Central Asia Petroleum Company Limited (“CNPC Central Asia”), pursuant to which the Company agreed to acquire the 100% share capital in South Oil from CNPC E&D and CNPC Central Asia. Upon completion of the acquisition, the Company will pay a consideration of RMB2,813,333,500 (approximately HK$3,196,969,900) to CNPC E&D and CNPC Central Asia. Such consideration will be adjusted by reference to the final appraised value filed with the State-owned Assets Supervision and Administration Commission. Any net profit or loss incurred during the period from the valuation date to the completion date shall be attributable to the transferors. CNPC E&D is a non-wholly owned subsidiary of the Company. China National Oil and Gas Exploration and Development Corporation, a subsidiary of CNPC, holds 50% of the shares of CNPC E&D. In addition, CNPC Central Asia is a subsidiary of CNPC. Pursuant to the HKSE Listing Rules, each of CNPC E&D and CNPC Central Asia is a connected person of the Company and the acquisition constitutes a connected transaction of the Company. Details of the transaction were published on August 28, 2009 and August 29, 2009 on the respective websites of HKSE, SSE and the Company. As at the end of the reporting period, the transaction has not yet been completed.
     The above transaction does not affect the continuity of the Company’s business and the stability of its management. Completion of the acquisition contributes to the integration of the exploration and development of oil and gas and enhancement of the business management, which are beneficial for the Company’s integrated management of its domestic oil and gas business and optimized allocation of resources. This would accelerate the development of oil and gas exploration and development in Southern China, and would in turn enhance the Company’s control over the area of oil and gas exploration and development, and create room for business development. Completion of the acquisition helps reduce the Company’s continuing connected transactions and enhance the Company’s independence in respect of its business operations.
     4. Acquisition of Refinery Equipment Assets from Ten Entities including CNPC Daqing Petrochemical Factory
     On August 28, 2009, asset transfer agreements were entered into between ten of the Company’s branch companies and ten subordinated entities of CNPC (including CNPC Daqing Petrochemical Factory), pursuant to which the Company agreed to acquire refinery equipment assets from the Transferors. Upon completion of the acquisition on November 30, 2009, the parties referred to the appraised net asset value of the refinery equipment assets as at February 28, 2009, the valuation date, and adjusted the consideration by reference to the change in the net asset value of the refinery equipment assets for the period from the valuation date to the completion date on a dollar-for-dollar basis. The final consideration paid by the Company to the transferors was RMB11,327.19 million. Pursuant to the HKSE Listing Rules and the SSE Listing Rules, each of CNPC and the transferors is a connected person of the Company. The acquisition constitutes a connected transaction of the Company. Details of the transaction were published on August 28, 2009 and August 29, 2009 on the respective websites of HKSE, SSE and the Company. As at the end of the reporting period, the transaction has been completed.
     The above transaction does not affect the continuity of the Company’s business and the stability of its management. Completion of the acquisition is beneficial to the Company, in terms of the optimization of the overall production arrangement and product structure in respect of the refinery business, and the further implementation of professional management, thereby materializing the Company’s overall competitiveness and facilitating the optimal distribution of the Company’s internal resources. The acquisition can also reduce the potential competition with CNPC to a certain extent.

     5. Acquisition of Relevant Rights under the Product Sharing Contract on Amu Darya Right Bank
     On August 28, 2009, PetroChina Amu Darya Natural Gas Exploration and Development (Beijing) Company Limited, a wholly-owned subsidiary of the Company, and China National Petroleum Corporation International (“CNPCI”), a subsidiary of CNPC, entered into the Contractual Rights Transfer Agreement, pursuant to which the Company has agreed to acquire from CNPCI the contractual rights under the Production Sharing Contract on the Bagtyiarlyk area at Amu Darya Right Bank in Turkmenistan, and the relevant assets and liabilities formed in the course of CNPCI’s fulfilment of the same. Upon completion of the acquisition, the Company will pay the consideration in the sum of USD1,186.52 million (approximately RMB8,106.63 million), of which the Company will pay USD350.52 million in cash to CNPCI, and take up bank loans amounting to USD836.00 million owed by CNPCI in the course of performing its obligations under the Product Sharing Contract. The consideration is determined by reference to the valuation results and will be adjusted by reference to the final valuation results filed with the State-owned Assets Supervision and Administration Commission and the change in value of the net asset in connection with this acquisition for the period from the valuation date to the completion date. Pursuant to the HKSE Listing Rules and the SSE Listing Rules, both CNPC and CNPCI are connected persons of the Company. The acquisition hence constitutes a connected transaction of the Company. Details of the relevant transaction were published on August 28, 2009 and August 29, 2009 on the respective websites of HKSE, SSE and the Company. As at the end of the reporting period, the acquisition has not yet been completed.
     The Amu Darya Project is an offshore natural gas project cooperation between CNPC and the Government of Turkmenistan on a product sharing basis. The product sharing contract under the Amu Darya Project involves an area of approximately 14,300 square kilometres, which is split into Block A and Block B. Block A covers an area of approximately 1,000 square kilometres and is explored and developed to a greater extent than Block B. There is a separate set of commercial terms for each of Block A and Block B. The term of the contract is 35 years. This connected transaction did not have any impact on the continuity of operation and management stability of the Company. The acquisition will provide the Company with a new platform for its development in the relevant regions, facilitate its business development, promote its further internationalization and raise its international competitiveness.
     6. Acquisition of Daqing Petroleum Administrative Bureau’s City Gas Business
     On December 30, 2009 Kunlun Gas and Daqing Petroleum Administrative Bureau, a wholly-owned subordinated entity of CNPC, entered into an asset transfer agreement, pursuant to which Kunlun Gas will acquire city gas business from the Daqing Petroleum Administrative Bureau. Upon completion of the acquisition, Kunlun Gas will pay to the Daqing Petroleum Administrative Bureau the consideration in the amount of RMB1,088,064,200 (approximately HK$1,236,436,600), representing the net asset value of the target equity interest as at the date of valuation. This consideration will be adjusted by any gain/loss attributable to the target equity interest which arose between the reference date of valuation and the completion date on the basis of such floor price of the target equity interest as submitted for the open tender by the

Daqing Petroleum Administrative Bureau. Pursuant to the HKSE Listing Rules and the SSE Listing Rules, each of CNPC and the Daqing Petroleum Administrative Bureau is a connected person of the Company and the acquisition constitutes a connected transaction of the Company. Details of the relevant transaction were published on December 30, 2009 and December 31, 2009 on the respective websites of HKSE, SSE and the Company. As at the end of the reporting period, the acquisition has not yet been completed.
     This connected transaction did not have any impact on the continuity of operation and management stability of the Company.The acquisition will facilitate the optimization of the Company’s resource allocation, promote the competitiveness and economy of scale of the Company’s city gas business and bring new prospects to the Company’s profitability, and simultaneously help reduce the Company’s continuing connected transactions and enhance the Company’s independence in respect of its business operations.
•	Continuing Connected Transactions
     (I) Continuing Connected Transactions with CNPC
     The Group and CNPC continue to carry out certain existing continuing connected transactions. The Company obtained independent shareholders’ approval at the general meeting held on October 21, 2008 for a renewal of the existing continuing connected transactions and the new continuing connected transactions and proposed the new caps for existing continuing connected transactions and the new continuing connected transactions from January 1, 2009 to December 31, 2011. Please refer to the section headed “Caps for the Continuing Connected Transactions” below.
     In 2009, the Group and CNPC carried out the existing continuing connected transactions referred to in the following agreements:
     1. Comprehensive Products and Services Agreement
     (1) The Group and CNPC implemented the Comprehensive Products and Services Agreement entered into on August 27, 2008 for the provision (i) by the Group to CNPC and Jointly-held Companies and (ii) by CNPC and Jointly-held Companies to the Group, of a range of products and services which may be required and requested from time to time by either party and/or its subordinate companies and entities.
     The Comprehensive Agreement entered into force on January 1, 2009 with an effective term of 3 years.
     During the term of the Comprehensive Agreement, individual product and service implementation agreements described below may be terminated from time to time by the parties thereto by providing at least 6 months’ written notice of termination in relation to any one or more categories of products or services. Further, in respect of any products or services already contracted to be provided, termination may not take place until after such products and services have been provided.
     (A) Products and Services to be provided by the Group to CNPC
     Under the Comprehensive Agreement, products and services to be provided by the Group to CNPC include: crude oil, natural gas, refined oil products, chemical products, supply of water, electricity, heating, quantifying and measuring, quality inspection, entrusted operation and management and other related or similar products and services. In addition, the Group shall provide to the Jointly-held Companies financial services including but not limited to entrusted loans and guarantee.(B) Products and Services to be provided by CNPC to the Group
     More products and services are to be provided by CNPC to the Group, both in terms of quantity and variety, than those to be provided by the Group to CNPC. Products and services to be provided by CNPC to the Group have been grouped together and categorised as set out below:
•	Construction and technical services, which are principally the products and services provided prior to official commissioning, including but not limited to exploration technology service, downhole operation service, oilfield construction service, oil refinery construction service and engineering and design service;

•	Production services, which are principally the products and services provided in light of the requirements for the Group’s daily operations upon official commissioning, including but not limited to water supply, electricity generation and supply, gas supply and communications;

•	Supply of materials services, which are principally services for the purchase of materials provided prior to and after official commissioning, including but not limited to purchase of materials, quality inspection, storage of materials and delivery of materials

•	Social and ancillary services, including but not limited to security systems, education, hospitals, property management, staff canteens, training centres and guesthouses; and

•	Financial services, including loans and other financial assistance, deposit services, entrustment loans, settlement services and other financial services.
     The Comprehensive Agreement details specific pricing principles for the products and services to be provided pursuant to the Comprehensive Agreement. If, for any reason, the specific pricing principle for a particular product or service ceases to be applicable, whether due to a change in circumstances or otherwise, such product or service must then be provided in accordance with the following general pricing principles as defined in the Comprehensive Agreement:
     (a) government-prescribed prices; or
     (b) where there is no government-prescribed price, then according to the relevant market prices; or
     (c) where neither (a) nor (b) is applicable, then according to:
(i)	the actual cost incurred; or

(ii)	the agreed contractual price.
     In particular, the Comprehensive Agreement stipulates, among other things, that:
(i)	the loans and deposits shall be provided at prices determined in accordance with the relevant interest rate and standard for fees as promulgated by the People’s Bank of China. Such prices must also be more favourable than those provided by independent third parties; and

(ii)	the guarantees shall be provided at prices not higher than the fees charged by the state policy banks in relation to the provision of guarantees. References must also be made to the relevant government-prescribed price and market price.

     2. Product and Service Implementation Agreements
     According to the current arrangements, from time to time and as required, individual product and service implementation agreements may be entered into between the relevant subordinate companies and entities of CNPC or the Group providing products or services, for the relevant subordinate companies and entities of the Group or CNPC, as appropriate, requiring such products or services.
     Each product and service implementation agreement will set out the specific products and services requested by the relevant party and any detailed technical and other specifications which may be relevant to those products or services. The product and service implementation agreements may only contain provisions which are in all material respects consistent with the binding principles and guidelines and terms and conditions in accordance with which such products and services are required to be provided as contained in the Comprehensive Agreement.
     As the product and service implementation agreements are simply further elaborations on the provision of products and services as contemplated by the Comprehensive Agreement, they do not as such constitute new categories of connected transactions.
     3. Land Use Rights Leasing Contract
     The Company and CNPC continue to implement the Land Use Rights Leasing Contract entered into on March 10, 2000 under which CNPC has leased a total of 42,476 parcels of land in connection with various aspects of the operations and business of the Company covering an aggregate area of approximately 1,145 million square metres, located throughout the PRC, to the Company for a term of 50 years at an annual fee of RMB2 billion. The total fee payable for the lease of all such property may, as at the expiration of 10 years from the date of the Land Use Rights Leasing Contract, be adjusted by agreement between the Company and CNPC to reflect market conditions prevalent at such time of adjustment, including the then prevailing marketing prices, inflation or deflation (as applicable) and such other factors considered as important by both parties in negotiating and agreeing to any such adjustment. In addition, any governmental, legal or other administrative taxes and fees required to be paid in connection with the leased properties will be borne by CNPC. However, any additional amount of such taxes or fees payable as a result of changes in the PRC government policies after the effective date of the contract shall be shared proportionately on a reasonable basis between CNPC and the Company.
     4. Buildings Leasing Contract and Buildings Supplementary Leasing Agreement
     The Company and CNPC continue to implement the Buildings Leasing Contract entered into on March 10, 2000 pursuant to which CNPC has leased to the Company a total of 191 buildings covering an aggregate of area of approximately 269,770 square metres, located throughout the PRC for the use by the Company for its business operation including the exploration, development and production of crude oil, the refining of crude oil and petroleum products, the production and sale of chemicals, etc. The 191 buildings were leased for a term of 20 years at a price of RMB145 per square metre per year, that is, an aggregate annual fee of RMB39,116,650. The Company is responsible for the payment of any governmental, legal or other administrative taxes and maintenance charges required to be paid in connection with these 191 buildings. The details of the buildings leased to the Company by CNPC are set out in the Buildings Leasing Contract.
     Further to the Buildings Leasing Contract mentioned above, the Company entered into a Supplemental Buildings Leasing Agreement (the “Supplemental Buildings Agreement”) with CNPC on September 26, 2002 under which CNPC agreed to lease to the Company another 404 buildings in connection with the operation and business of the Company, covering an aggregate of 442,730 square meters. Compared to the Buildings Leasing Contract, the increase in the units being leased in the Supplemental Buildings Agreement is mainly attributable to the expansion of the Company’s operations mainly in the areas such as oil and natural gas exploration, the West-East Gas Pipeline Project and the construction of the northeast refineries and chemical operation base. The total rent payable under the Supplemental Buildings Agreement amounts to RMB157,439,540 per annum. The Company and CNPC will, based on any changes in their production and operations, and changes in the market price, adjust the sizes and quantities of buildings leased under the Buildings Leasing Contract as well as the Supplemental Buildings Agreement every three years. The Supplemental Buildings Agreement became effective on January 1, 2003 and will expire at the same time as the Buildings Leasing Contract. The terms and conditions of the Buildings Leasing Contract will, to the extent not contradictory to the Supplemental Buildings Agreement, continue to apply.
     5. Intellectual Property Licensing Contracts
     The Company and CNPC continue to implement the three intellectual property licensing contracts entered into on March 10, 2000, namely the Trademark Licensing Contract, the Patent and Know-how Licensing Contract and the Computer Software Licensing Contract. CNPC has agreed to extend the term of the Computer Software Licensing Contract to the expiry date of the statutory protection period of the relevant software or when such software enters the public domain. Pursuant to these licensing contracts, CNPC has granted the Company the exclusive right to use certain trademarks, patents, know-how and computer software of CNPC at no cost. These intellectual property rights relate to the assets and businesses of CNPC which were transferred to the Company pursuant to the restructuring.
     6. Contract for the Transfer of Rights under Production Sharing Contracts
     The Company and CNPC continue to implement the Contract for the Transfer of Rights under Production Sharing Contracts dated December 23, 1999. As part of the restructuring, CNPC transferred to the Company relevant rights and obligations under 23 production sharing contracts entered into with a number of international oil and natural gas companies, except for the rights and obligations relating to CNPC’s supervisory functions.
     During the period between the establishment of the Company and December 31, 2009, CNPC further entered into 13 additional production sharing contracts which are currently effective. All the rights under these production sharing contracts have been assigned to the Company. These contracts have also been approved by the Ministry of Commerce of the PRC. According to the Contract for the Transfer of Rights for the Exploration and Oil Production in the Daqing Zhaozhou Oilfield Blocks 13 (3-6) of May 2002, the Contract for the Transfer of

Rights under Production Sharing Contracts of April 2007 and the Contract for the Transfer of Rights under Production Sharing Contracts of March 2008, respectively, between the Company and CNPC, CNPC has agreed to assign to the Company all of its rights and obligations under 10 additional production sharing contracts executed on or prior to December 31, 2009 at nil consideration and subject to applicable PRC laws and regulations, except for the rights and obligations relating to CNPC’s supervisory functions.
     7. Guarantee of Debts Contract
     The Company and CNPC continue to implement the Guarantee of Debts Contract entered into on March 10, 2000, pursuant to which all of the debts of CNPC relating to the assets transferred to the Company in the restructuring were also transferred to, and assumed by, the Company.
     Under the Guarantee of Debts Contract, CNPC has agreed to guarantee certain debts of the Company at no cost. As at December 31, 2009, the balance of the amount guaranteed was RMB345 million.
     As each of the applicable percentage ratio(s) (other than the profits ratio) in respect of the Trademark Licensing Contract, the Patent and Know-how Licensing Contract, the Computer Software Licensing Contract, the Contract for the Transfer of Rights under Production Sharing Contracts and the Guarantee of Debts Contract is less than 0.1%, the continuing connected transactions under these contracts are exempted from the reporting, announcement and independent shareholders’ approval requirements under Chapter 14A of the HKSE Listing Rules. The Directors believe that these transactions had been entered into in the normal and ordinary course of business for the benefits of the Company, and are in the interests of the shareholders as a whole.
     (II) Continuing Connected Transactions with CNPC E&D
     The following continuing connected transactions arose as a result of the completion of the Company’s acquisition of 67% equity interest in PKZ, which was announced by the Company on August 23, 2006, on December 28, 2006:
•	the provision of production services by CNPC to the Group;

•	the provision of construction and technical services by CNPC to the Group;

•	the provision of material supply services by CNPC to the Group.
     Upon completion of the acquisition of the 67% equity interest in PKZ, PKZ became a subsidiary (as defined under the HKSE Listing Rules) of CNPC E&D. As CNPC is the controlling shareholder of the Company and as each of CNPC and the Company is interested in 50% interest in CNPC E&D respectively, therefore, CNPC and CNPC E&D are connected persons of the Company under the HKSE Listing Rules. The caps for these continuing connected transactions have already been included in that for continuing connected transactions between the Group and CNPC.
     (III) Continuing Connected Transactions with CRMSC and Beijing Gas
     The Group has conducted continuing connected transactions under the HKSE Listing Rules with Beijing Gas and CRMSC pursuant to the following agreements. The Group complied with the announcement requirement in respect of the transactions with Beijing Gas and the determination of the caps on August 27, 2008. The transactions with CRMSC and the caps for these transactions were approved by independent shareholders at the general meeting held on October 21, 2008.
     (a) Beijing Gas Products and Services Agreement
     The Company entered into the Products and Services Agreement with Beijing Gas on September 1, 2005. Under the agreement, the Group shall continuously provide products and services to Beijing Gas, including but not limited to the provision of natural gas and natural gas related pipeline transmission services for a term of 3 years commencing form Januery 1, 2006. On August 27 2008, the Company entered into the Supplemental Products and Services Agreement with Beijing Gas, under which the effective term of the Products and Services Agreement shall be extended for 3 years, commencing from January 1, 2009.
     (b) CRMSC Products and Services Agreement
     The Company entered into the Products and Services Agreement with CRMSC on September 1, 2005. Under the agreement, the Group shall continuously provide products and services to CRMSC, including but not limited to refined products (such as gasoline, diesel and other petroleum products) for a term of 3 years connencing from January 1, 2006. On August 27, 2008, the Company entered into the Supplemental Products and Services Agreement with CRMSC, under which the effective term of the Products and Services Agreement shall be extended for 3 years, commencing from January 1, 2009.
     During the respective terms of each of the Beijing Gas Products and Services Agreement and the CRMSC Products and Services Agreement, the product and service implementation agreements may be terminated from time to time by the contracting parties providing at least 6 months’ written notice of termination in relation to any one or more categories of products or services. Further, in respect of any products or services already contracted to be provided, termination may not take place until after such products and services have been provided.
•	Caps for the Continuing Connected Transactions
     The following annual caps in respect of the continuing connected transactions are set for the relevant transactions for the period from January 1, 2009 to December 31, 2011:
     (A) In relation to the products and services contemplated under (a) the Comprehensive Agreement, (b) Land Use Rights Leasing Contract, (c) Buildings Leasing Contract and Supplemental Buildings Agreement, (d) Beijing Gas Products and Services Agreement and (e) the CRMSC Products and Services Agreement, the total annual revenue or expenditure in respect of each category of products and services will not exceed the proposed annual caps set out in the following table:

	Proposed annual caps
	2009	2010	2011
Category of Products and Services	RMB million
(i) Products and services provided by the Group to the CNPC Group and Jointly-held Companies	96,324	156,440	167,981
(ii) Products and services to be provided by CNPC to the Group
(a) Construction and technical services	242,967	256,937	215,526
(b) Production services	92,912	138,221	182,798
(c) Supply of materials services	6,245	7,306	6,985
(d) Social and ancillary services	7,045	7,581	8,040
(e) Financial Services
— Aggregate of the daily highest amount of deposits of the Group in CNPC and the total amount of interest received in respect of these deposits	18,600	18,600	18,600
— Insurance fees, handling charges for entrusted loans, and fees and charges for settlement services and other intermediary business	1,864	1,928	2,016
(iii) Financial services provided by the Group to the Jointly-owned Companies	23,582	36,484	51,839
(iv) Fee for land leases paid by the Group to CNPC	3,795	3,781	3,786
(v) Rental for buildings paid by the Group to CNPC	210	217	221
(vi) Products and services provided by the Group to CRMSC	19,814	22,012	23,729
(vii) Products and services provided by the Group to Beijing Gas	8,296	11,775	16,200
     (B) In relation to the Trademark Licensing Contract, the Patent and Know-how Licensing Contract and the Computer Software Licensing Contract, CNPC has granted the Company the right to use certain trademarks, patents, know-how and computer software of CNPC at no cost.
     Independent Non-Executive Directors’ Confirmation
     In relation to the connected transactions undertaken by the Group in 2009, the independent non-executive Directors of the Company confirm that:
(i)	the connected transactions mentioned above have been entered into in the ordinary and usual course of business of the Company;

(ii)	the connected transactions mentioned above have been entered into on terms that are fair and reasonable to the shareholders of the Company;

(iii)	the connected transactions mentioned above have been entered into on normal commercial terms either (1) in accordance with the terms of the agreements governing such transactions, or (2) (where there is no such agreement) on terms no less favourable than terms available to independent third parties; and

(iv)	where applicable, the connected transactions have been entered into within the annual caps mentioned above.
     Auditor’s Confirmation
     The auditors of the Company have reviewed the connected transactions mentioned above and have provided the Board of Directors with a letter stating that:
(i)	all the connected transactions have been approved by the Board of Directors;

(ii)	all the connected transactions have been conducted in accordance with the terms of the agreements governing such transactions; and

(iii)	where applicable, the connected transactions have been entered into within the annual caps mentioned above.

     The information set out in the tables below is principally extracted from the financial statements of the Group prepared in accordance with CAS:
     Connected sales and purchases

	Sales of goods and provision of		Purchase of goods and services from
	services to connected party		connected party
		Percentage of the		Percentage of the
	Transaction	total amount of the	Transaction	total amount of the
	amount	type of transaction	amount	type of transaction

Connected party	RMB million	%	RMB million	%

CNPC and its subsidiaries	32,437	3.18	196,271	20.36
Other connected parties	12,139	1.19	8,303	0.86
Total	44,576	4.37	204,574	21.22

     Connected obligatory rights and debts
Unit: RMB million

			Funds provided to the Group by
	Funds provided to connected party		connected party
	Occurrence		Occurrence
Connected parties	amount	Balance	amount	Balance

CNPC and its subsidiaries	—	—	755	81,753
Other connected parties	(145)	68	—	—
Total	(145)	68	755	81,753

CORPORATE GOVERNANCE
     1. Improvement of Corporate Governance
     During the reporting period, the Company was able to regulate its operations in accordance with domestic and overseas regulatory requirements. Based on the supervisory opinions on the establishment of the Company’s systems raised by China Securities Regulatory Commission, Beijing Branch and in accordance with the Articles of Association of the Company (the “Articles of Association”) and related laws and regulations as well as the securities regulatory rules of the jurisdictions in which the Company was listed, and in light of the actual conditions of the Company, the Company formulated the Regulations on the Independent Directors of the Company; the Regulations on Holding of Shares by Directors, Supervisors and the Senior Management in the Company; the Protocol on Investor Relations Work of the Company; the Rules and Procedures of the Investment and Development Committee of the Company; the Rules and Procedures of the Examination and Remuneration Committee of the Company; and the Rules and Procedures of the Health, Safety and Environment Committee of the Company; and revised the Rules and Procedures of the Audit Committee of the Company and related rules and regulations.
     In addition, for the compliance with new regulatory requirements, the eighth meeting of the Fourth Session of the Board of Directors considered and adopted the revised the Regulations of the Company on Disclosure of Information, thereby enhancing the accountability of any person responsible for disclosing information on annual reports, and the Rules and Regulations on the Registration of Holders of Insider Information, thereby further optimising the Company’s efforts in keeping the information on annual reports confidential. During the reporting period, checks and balances were achieved through the coordination among the shareholders’ meeting, the Board of Directors and its related special Board committees, the Supervisory Committee and the management headed by the President. Together with the effective internal control and management systems, the Company’s internal management and operations was further standardized and the corporate governance of the Company is further enhanced.
     2. Improvement of Internal Control System
     The overall objective of the Company in establishing an internal control system is to establish a relatively sound and effective internal control system that focuses on risk management and covers various areas of the Company’s operations and management to reasonably protect the Company’s strategic development. The Company has established a decision making body in charge of internal control and risk management — Internal Control System Establishment Committee, which is headed by the Chairman and the Chief Financial Officer. An internal control and risk management department is established at the headquarters of the Company and serves as an operation body to manage the internal control of the day to day operation of various departments and committees and to organise and coordinate the practice in relation to the implementation and improvement of the internal control system. The internal control department and the audit department exercises supervisory functions to monitor and review the operation of the system. All subsidiaries and branch companies have established corresponding departments to attend to their own internal control on a day-to-day basis.
     2009 has been a year of vital importance to the Company in terms of its full engagement in internal control. Internal control and risk management efforts have been revolving around a theme which caters to the restructuring and realignment of the Company and the change of its business development. The Company has made full efforts in building its internal control system, with focuses on better business flow management and enhanced prevention of extraordinary risks, particularly on strengthening implementation. Supervision has been strengthened to ensure an orderly commencement and a smooth completion of such areas as the ongoing effective operation of the system.
     Having regard to its existing financial management position, the Company has consolidated the procedures governing financial management. In particular, planning of relevant processes and key controls has been further regulated, resulting in better process efficiency and effectiveness. The Company has further strengthened and improved the management system of information disclosure, the basis of identifying material issues and their reporting procedures, and the procedures through which discloseable information is gathered, consolidated and disclosed. The Company has issued and implemented the Administrative Measures of Appraising the Internal Control Operation, which governs the way by which appraisal of the internal control operation is managed. Internally, the incentive mechanism and the system of checks and balances have been strengthened to reasonably ensure the continued effective operation of the internal control system on a long-term basis.
     The audit department of the Company is responsible for implementing the first phase of management testing. The internal control department is responsible for coordinating the internal control testing conducted internally and externally and for supervising the improvement and organisation of internal control evaluation.
     The Audit Committee considers that the internal control initiatives of the Company are headed in a clearly defined direction with considerable strength and have obvious effects. It is hoped that internal control will enhance risk assessment from now on and develop well defined contingency measures, and that supervision and evaluation of internal control will be strengthened to enable internal control to be practically and thoroughly carried out at the right place and to ensure the continued effective operation of the internal control system.
     In regard to the Fundamental Principles Governing Internal Control, the Company has been actively involved in arranging for research and analysis. On the basis that the existing internal control system of the Company has basically fulfilled the requirements of such principles, the Company continued to achieve improvements. At the same time, the Company has been actively participating in the preparation of the internal control guidelines as organised by the Ministry of Finance, and has explored contingent strategies and achieved objectives in accordance with its requirements.
     Leveraging on the experiences gained and the actual circumstances that existed during the past 4 years of official operation of its internal control system, the Company revised and improved its Internal Control Manual, with emphasis being put on the mandatory requirements for the establishment and operation of the systems by subordinate regional companies, as well as stressing on the guiding function served by an integrated manual regarding the Company’s internal controls and risk management and establishing the “1+1” mode in respect of the integrated manual and manuals prepared for the regional companies.
     The Company established a 3-level supervisory and examination mechanism under which self-testing, appraisal testing and management testing were conducted. The Company carried out a large-scale internal testing on its subordinate regional companies, and proactively organised and analysed the findings of the testing. Thereafter, rectification measures were studied and implemented accordingly. Currently, the Company has completed all rectification. Simultaneously, in light of the implementation progress of internal controls and risk management throughout the year and in accordance with the Measures Governing the Operation and Appraisal of Internal Control, the Company carried out an overall and comprehensive appraisal of its subordinate regional companies. As at December 31, 2009, the Company had a sound internal control system that had been operating effectively.
     3. Performance of Independent Directors’ Duties
     In 2009, the independent Directors of the Company were committed to earnestly and diligently performing their duties in accordance with the relevant domestic and overseas laws and regulations and the Articles of Association. During the reporting period, they reviewed the proposals and relevant documents presented by the Company and actively participated in the meetings of the Board of Directors and special committees of the Board (please refer to the section on “Directors’ Report” in this annual report for detailed information on the attendance of the meetings). They expressed their views objectively and independently protecting the interests of the minority shareholders and played a part in the checks and balances of the decision making process of the Board of Directors. Independent Directors reviewed regular reports of the Company diligently. They had discussions with external auditors in regular and special meetings before and after their year-end auditing. Such meetings were held prior to Board meetings. During the reporting period, the independent Directors of the Company did not object to any motions, resolutions and other matters discussed at the meetings of the Board of Directors.
     4. Independence of the Company from the Controlling Shareholder
     The Company is independent from its controlling shareholder, CNPC, in respect of business, personnel, asset, organizational structure and finance. The Company has independent and comprehensive business operations and management capabilities.
     5. Senior Management Evaluation and Incentive Scheme
     In accordance with the “Measures of Evaluation of Annual Performance of the President’s Team”, the Company evaluated the completion of the performance targets of 2008 by the President’s Team with reference to the achievement of the performance targets in 2008 and the business development plan of 2009, formulated the “2009 Performance Contracts of President’s Team” and prepared a “Report on the Examination of the Completion of Performance Targets by the President’s Team in 2008 and the Formulation of Performance

Contracts in 2009”, which were reviewed and approved at the fourth meeting of the Fourth Session of the Board of Directors.
     During the reporting period, the Company conducted, on the basis of the “Pilot Measures of Evaluation of Performance of the Senior Management”, appraisals on members of the senior management from specialized companies, local companies and the science and research planning departments with respect to their achievement of the performance targets in 2008. The Company organized a signing ceremony of the performance contracts for 2009 for specialized companies and local companies attended by key political and party leaders. The Company supplemented and improved its information management system on performance appraisals, and conducted quarterly reviews on the completion of performance targets through such systems and completed evaluation of the performance targets of the year in all aspects.
     6. Corporate Governance Report
     (1) Compliance with Code on Corporate Governance Practices
     The Company has been operating in strict compliance with the provisions set out in the Code on Corporate Governance Practices (the “Code on Corporate Governance Practices”) in Appendix 14 of the HKSE Listing Rules during the twelve months ended December 31, 2009.
     (2) Compliance with the Model Code for Securities Transactions by Directors of Listed Issuers
     The Company has adopted the provisions of the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) set out in Appendix 10 of the HKSE Listing Rules in respect of the dealing of the Company’s shares by its Directors. All the Directors and the Supervisors of the Company have confirmed that, during the reporting period, they have complied with the standards as required under the Model Code.
     (3) Board of Directors
     Pursuant to the Company’s Rules and Procedures for the Board of Directors, the Board of Directors convened 4 regular meetings and 3 extraordinary meetings of Board of Directors and 11 meetings of special Board Committees and passed 31 resolutions of the Board of Directors and 15 opinions of Board Committees during the reporting period.
     For details of the composition of the Board of Directors and attendance rate of Directors at regular Board meetings during the year, please refer to the section “Members of the Board of Directors and the attendance rate of Directors” in the “Directors’ Report” of this annual report.
     There is no relationship (including financial, business, family or other material/relevant relationship(s)) among members of the Board of Directors and between the Chairman and the President of the Company.
     (4) Operations of the Board of Directors
     The Company’s Board of Directors is elected by the shareholders’ general meeting of the Company through voting and is held accountable to the shareholders’ general meeting. The primary responsibilities of the Board of Directors are to provide strategic guidance to the Company, exercise effective supervision over the management, ensure that the Company’s interests are protected and are accountable to the shareholders. In accordance with the Articles of Association or as authorised by the shareholders, the Board of Directors makes decisions on certain important matters, including strategic proposals and long and medium-term planning; annual business plans and investment plans; annual financial budgets; annual criteria for assessment of the performance of members of working units of the Company and annual remuneration plans; interim and annual financial reports; preliminary distribution plans in respect of interim profit and full year profit; and material issues involving development, and acquisition or corporate reorganisation of the Company. The Directors and the Board of Directors carry out corporate governance duties in respect of the Company in a serious and responsible manner. The Directors are elected following the procedures for election and appointment of Directors provided for in the Articles of Association. The Directors attend Board meetings in a serious and responsible manner, perform their duties as Directors earnestly and diligently, make important decisions concerning the Company, appoint, dismiss and supervise the members of the operation units of the Company.
     The Company has established a system of independent directors. There are five independent non-executive Directors in the Board of Directors, in compliance with the minimum number of independent non-executive Directors required under the HKSE Listing Rules. The Company has received a confirmation of independence from each of the five independent non-executive Directors pursuant to Rule 3.13 of the HKSE Listing Rules. The Company considers that the five independent non-executive Directors are completely independent of the Company, its substantial shareholders and its connected persons and comply fully with the requirements concerning independent non-executive Directors under the HKSE Listing Rules. Both Mr Liu Hongru and Mr Cui Junhui, independent non-executive Directors, have appropriate accounting and financial experience as required under Rule 3.10 of the HKSE Listing Rules. Please see the section headed the Brief Biography of the Directors under the Directors’ Report for biographical details of Mr Liu Hongru and Mr Cui Junhui. The five independent non-executive Directors do not hold other positions in the Company. They perform their duties seriously according to the Articles of Association and the relevant requirements under the applicable laws and regulations.
     The Board of Directors has established the Audit Committee, the Investment and Development Committee, the Examination and Remuneration Committee and the Health, Safety and Environmental Protection Committee. The main responsibility of these committees is to provide support to the Board of Directors in decision-making. The Directors participating in these special board committees focus on particular issues according to their areas of expertise and make recommendations on the improvement of the corporate governance of the Company.
     (5) The Chairman and President
     Mr Jiang Jiemin is the Chairman of the Board of Directors of the Company and Mr Zhou Jiping is the President of the Company. Pursuant to the Articles of Association, the primary duties and responsibilities of the Chairman are chairing the shareholders’ general meetings and convening and chairing meetings of the Board of Directors, inspecting the implementation of Board resolutions, signing certificates of securities issued by the Company, and other duties and power authorised under the Articles of Association and by the Board of Directors. The key duties and responsibilities of the President are managing production and operation, organising the implementation of Board resolutions, organising the implementation of annual business plans and investment plans of the Company, formulating plans for the establishment of internal management institutions of the Company, devising the basic management system of the Company, formulating specific rules and regulations of the Company, advising the Board of Directors to appoint or dismiss Senior Vice Presidents, Vice Presidents, the Chief Financial Officer and other senior management personnel, appointing or dismissing management staff other than those that should be appointed or dismissed by the Board of Directors, and performing other duties and power authorised by the Articles of Association and the Board of Directors.
     (6) Term of Office of Directors
     Pursuant to the Articles of Association, the Directors (including non-executive Directors) shall be elected at the shareholders’ general meeting and serve a term of three years. Upon the expiry of their term of office, the Directors may be re-elected for another term.
     (7) The Examination and Remuneration Committee
     The Examination and Remuneration Committee of the Company comprises three Directors, including two independent non-executive Directors with Mr Liu Hongru as chief committee member and Mr Chee-Chen Tung as member, and a non-executive Director, Mr Wang Fucheng. This is in compliance with the provisions of the Code of Corporate Governance Practices. The terms of reference of the Examination and Remuneration Committee are included in the Rules and Procedures for the Board of Directors and set out in the Company’s website (www.petrochina.com.cn).
     The main duties and responsibilities of the Examination and Remuneration Committee are organising appraisal of the President and submitting a report therefor to the Board of Directors, supervising the appraisals of Senior Vice Presidents, Vice Presidents, the Chief Financial Officer and other senior officers under the leadership of the President, reviewing the incentive scheme, remuneration system and stock option plan of the Company, monitor and assess the effectiveness of their implementation, and put forward opinions on reform and improvement in relation thereto.
     The Examination and Remuneration Committee held one meeting in the reporting period, which was held at the fourth meeting of the Fourth Session of the Board of Directors.
     A summary of the work of the Examination and Remuneration Committee of the Company in 2009 is as follows:
     The meeting of the Examination and Remuneration Committee held at the fourth meeting of the Fourth Session of the Board of Directors considered the “Report on the Examination of the Completion of Performance Targets by the President’s Team in 2008 and the Formulation of Performance Contracts in 2009”.
     (8) Nomination of Directors
     Pursuant to the Articles of Association, election and replacement of Directors shall be proposed to the shareholders’ general meeting for approval. Shareholders whose shareholding represents 3% or more of the voting shares of the Company are entitled to make such proposal and request the Board of Directors to authorise the Chairman to consolidate a list of the director candidates nominated by the shareholders who are entitled to make a proposal. As authorised by the Board of Directors, the Chairman shall consolidate a list of the director candidates and order the Secretariat of the Board of Directors together with the relevant departments to prepare the relevant procedural documents, including but not limited to invitations to serve as Director, confirmation letters, resume of candidates and letters of resignations. The Secretariat of the Board of Directors is responsible for requesting the Chairman and/or the shareholders entitled to make a proposal to issue invitations to serve as Director to the candidates for directorship. The candidates for directorship will sign the confirmation letters. At the same time, resigning Directors are requested to sign resignation letters. Pursuant to the Articles of Association, the Company is required to give notice of the shareholders’ meeting to shareholders in writing 45 days in advance and send a circular to shareholders. Pursuant to Rule 13.51(2) of the HKSE Listing Rules, the list, resume and emoluments of the candidates for directorship must be set out in the circular to shareholders to facilitate voting by shareholders. The new Directors must be approved by more than half of the total voting shares held by the shareholders present in person or by proxy in the shareholders’ general meeting.
     As at the end of the reporting period, the Company has not established a nomination committee.
     (9) Audit Committee
     The Audit Committee of the Company comprises one non-executive Director and three independent non-executive Directors. Under the Rules and Procedures of the Audit Committee of the Company, the chairman of the Committee must be an independent non-executive Director.
     The responsibilities of the Audit Committee of the Company are set out in the Company’s website (www.petrochina.com.cn). The major responsibilities of the Audit Committee of the Company are reviewing and supervising the engagement of external auditors and their performance; reviewing and ensuring the completeness of annual reports, interim reports and quarterly reports, if any, and related financial statements and accounts, and reviewing any material opinion contained in the aforesaid statements and reports in respect of financial reporting; reporting to the Board of Directors in writing on the financial reports of the Company and related information, having considered the issues raised by external auditors; reviewing and scrutinizing the work conducted by the internal audit department in according with the applicable PRC and international rules; monitoring the financial reporting system and internal control procedures of the Company, as well as checking and assessing matters relating to, among others, the financial operations, internal control and risk management of the Company; receiving, keeping and dealing with complaints or anonymous reports regarding accounting, internal accounting control or audit matters and ensuring the confidentiality of such complaints or reports; reporting regularly to the Board of Directors in respect of any significant matters which may affect the financial position of the Company and its operations and in respect of the self-evaluation of the committee on the performance of their duties; and performing other responsibilities as may be required under relevant laws, regulations and the listing rules of the stock exchanges where the shares of the Company are listed (as amended from time to time).
     During the reporting period, the Audit Committee held six regular meetings. Two of the meetings of the Audit Committee were held by way of written resolution.

     The opinions of the Audit Committee will be presented to the Board of Directors and acted upon (where appropriate). The members of the Audit Committee and their attendance rate at meetings are as follows:

Position	Name	Attendance Rate (%)

Chairman	Franco Bernabè	83
Member	Chee-Chen Tung	100
Member	Cui Junhui	83
Member	Wang Guoliang	100
     The followings are the work reports prepared by the Audit Committee in respect of the performance of its responsibilities relating to the interim and annual results and the review of the internal control system and the performance of the other responsibilities set out in the Code on Corporate Governance Practices during the reporting period:
•	the Audit Committee considered the annual financial report of the Company for 2008 (with the results announcement for the year ended December 31, 2008 attached), status report of the Company’s continuing connected transactions, audit report of the Company for 2008, appraisal report of the Company’s internal control and resolution on appointment of the Company’s PRC and overseas auditors for 2009. The Audit Committee considered the report of PricewaterhouseCoopers addressed to it and formed a written opinion in respect of the Company’s financial report for 2008;

•	the Written Opinion of the Audit Committee on the draft Profit Distribution Plan for 2008;

•	the Written Opinion of the Audit Committee on the Interim Financial Report for 2009; and

•	the Written Opinion of the Audit Committee on the Interim Profit Distribution Plan for 2009.
     (10) Shareholders and Shareholders’ General Meetings
     For details of shareholders and shareholder’s general meetings, please refer to the section entitled “Shareholders’ Meetings” in this annual report.
     (11) Supervisors and the Supervisory Committee
     The Supervisory Committee of the Company is accountable to the shareholders’ general meeting. All of the Supervisors have discharged their duties conscientiously in accordance with the provisions of the Articles of Association, attended all Board meetings and persistently reported their work to the shareholders’ general meeting, and submitted the Supervisory Committee Report and related resolutions. In line with the spirit of accountability to all shareholders, the Supervisory Committee monitored the financial affairs of the Company and the performance of duties and responsibilities by the Directors, managers and other senior management personnel of the Company to ensure that they have performed their duties in compliance with applicable laws and regulations. The Supervisory Committee has participated actively in major matters of the Company including production, operation and investment projects and made constructive recommendations.

     (12) Directors’ Responsibility in Preparing Financial Statements
     The Directors are charged with the responsibility to audit the financial statements in each financial year with support from the accounting departments, and to ensure that the relevant accounting practices and policies are observed and IFRS and CAS are complied with in the compilation of such financial statements in order to report the financial position of the Company in a factual and unbiased manner.
     (13) Going Concern
     The Directors, having made appropriate enquiries, consider that the Company has adequate resources to continue in operational existence for the foreseeable future and that, for this reason, it is appropriate to adopt the going concern basis in preparing the financial statements.
     (14) Remuneration of the Auditors
     For information relating to the remuneration received by the auditors for their auditing services to the Company, please refer to the section of Significant Events for the part entitled “ Engagement and disengagement of firm of accountants”.
     (15) Others
     Information on corporate governance, mechanisms for assessment of performance and performance incentives and restrictions of the Company, information disclosure and transparency, the relationship between CNPC and the Company, performance of duty by independent non-executive Directors, professional and ethical code for senior management personnel, code of conduct for staff and workers, and significant differences on corporate governance structure pursuant to the requirements under section 303A.11 of the New York Stock Exchange Listed Company Manual can be found on the Company’s website (www.petrochina.com.cn). You may access such information by following these steps:
     1. From our main web page, click “Investor Relations”;
     2. Next, click “Corporate Governance Structure”;
     3. Finally, click on the information you are looking for.

SHAREHOLDERS’ MEETINGS
     To ensure that all shareholders of the Company enjoy equal rights and exercise their rights effectively, the Company convenes shareholders’ general meetings every year pursuant to its Articles of Association.
      1. Annual General Meeting
     The annual general meeting for 2008 was held on May 12, 2009 at OrientalBay International Hotel, Beijing. Seven ordinary resolutions and two special resolutions granting the general mandate of the Board of Directors to issue the Company’s shares and apply for the listing of such shares and granting the general mandate for the Company to issue debt financing instruments were passed and approved at the meeting.
     Details of the resolutions passed at the general meeting have been set out in the announcement published on the websites of the HKSE and the SSE on May 12 and 13, 2009.

DIRECTORS’ REPORT
     The Board of Directors of the Company is pleased to present its directors’ report for perusal.
     1. Review of results of operations during the reporting period and the business prospect of the Company
     Please refer to the sections headed “Business Operating Review”, “Management’s Discussion and Analysis of Financial Position and Results of Operations” and “Chairman’s Report” in this annual report.
     2. Risk Factors
     In the course of its production and operations, the Group actively took various measures to avoid and mitigate various types of risks. However, in practice, it may not be possible to prevent all risks and uncertainties completely.
     (1) Industry Regulations and Tax Policies Risk
     Like other oil and gas companies in China, the Group’s operating activities are subject to extensive regulations and controls by the PRC Government. These regulations and controls, such as the issuance of exploration and production licences, the imposition of industry-specific taxes and levies and the implementation of environmental policies and safety standards, etc., affect the Group’s operating activities. Any future changes in the PRC governmental policies in respect of oil and gas industry may also affect the Group’s business operations.
     Taxes and levies are one of the major external factors affecting the operations of the Group. The PRC Government has been actively implementing taxation reforms, which may lead to changes in the taxes and levies relating to the operations of the Group, thereby affecting the operating results of the Group.
     (2) Price Fluctuations of Crude Oil and Refined Products Risk
     The Group is engaged in a wide range of petroleum-related activities and part of its oil products demands are met through external purchases in international markets. The prices of crude oil and refined products in the international market are affected by various factors such as changes in global and regional politics and economy, the demand and supply of crude oil and refined products, as well as unexpected events and disputes with international repercussions. The domestic crude oil price is determined with reference to international price of crude oil and the prices of domestic refined products are adjusted by PRC government to reflect the price changes in international crude oil market. Except for certain subsidiaries, the Group generally do not use derivative financial instruments to manage these price risks.
     (3) Foreign Exchange Rate Risk
     The Group conducts its business primarily in Renminbi. Currently, the PRC Government has implemented a regulated floating exchange rate regime based on market supply and demand with reference to a basket of currencies. However, Renminbi is still regulated in capital projects. The exchange rates of Renminbi are affected by domestic and international economic and political changes, and demand and supply for Renminbi. Future exchange rates of Renminbi against other currencies may vary significantly from the current exchange rates, which in turn would affect the operating results and financial position of the Group.
     (4) Market Competition Risk
     The Group has distinctive advantages in resources, and is in a leading position in the oil and gas industry in the PRC. At present, major competitors of the Group are other large domestic oil and petrochemical producers and distributors. With the gradual opening up of the domestic oil and petrochemical market, large foreign oil and petrochemical companies have become competitors of the Group in certain regions and segments. The Group has been in a leading position in the exploration and production business and natural gas and pipeline business in China, but the Group is facing relatively keen competition in the refining and chemical and marketing of refined products businesses.
     (5) Uncertainty of the Oil and Gas Reserves Risk
     According to industry characteristics and international practices, the crude oil and natural gas reserve data disclosed by the Group are estimates only. The Group has engaged internationally recognised valuers to evaluate the crude oil and natural gas reserves of the Group on a regular basis. However, the reliability of reserves estimates depends on a number of factors, assumptions and variables, such as the quality and quantity of technical and economic data, the prevailing oil and gas prices of the Group etc., many of which are beyond the control of the Group and may be adjusted over time. Results of drilling, testing and exploration after the date of the evaluation may also result in revision of the reserves data of the Group to a certain extent.
     (6) Hidden Hazards and Force Majeure Risk
     Oil and gas exploration, development, storage and transportation and the production, storage and transportation of refined products and petrochemical products involve certain risks, which may cause unexpected or dangerous event such as personal injuries or death, property damage, environmental damage and disruption to operations, etc. With the expansion of operations scale and area, the hazard risks faced by the Group also increase accordingly. Further, new regulations promulgated by the state in recent years set out higher standard for production safety. The Group has implemented a strict HSE management system and used its best endeavours to avoid the occurrence of accidents. However, the Group cannot completely avoid potential financial losses caused by such contingent incidents. In addition, natural disasters such as earthquake, typhoon, tsunami and emergency public health events may cause losses to the properties and personnel of the Group, and may affect the normal operations of the Group.
     3. Contingent Liabilities
     (1) Bank and other guarantees
     As at December 31, 2009, the Group has a contingent liability of RMB21 million (December 31, 2008: RMB43 million) to CNPC Finance Limited arising from guarantees provided by the Group to affiliated companies. It is expected that such contingent liabilities arising from guarantees will not constitute significant liability of the Group.

     (2) Environmental liabilities
     China has adopted extensive environmental laws and regulations that affect the operation of the oil and gas industry. Under existing legislation, however, management of the Group believes that there are no probable liabilities, except for the amounts which have already been reflected in the consolidated financial statements, that will have a material adverse effect on the financial position of the Group.
     (3) Legal contingencies
     The management of the Group believes that any resulting liabilities from the insignificant lawsuits as well as the other proceedings arising in ordinary course of business will not have a material adverse effect on the financial position of the Group.
     (4) Roads, leasing of land and buildings
     As at December 31, 2009, CNPC is in the process of attending to the necessary government procedures to enable the Company to obtain the land use right, individual building certificates and collective-owned land on which service stations stand transferred from CNPC to the Company under the Restructuring Agreement entered into between the Company and CNPC in 2000.
     The management of the Company confirms that the use of and the conduct of relevant activities at the above-mentioned parcels of land, service stations and buildings are not affected by the fact that the relevant land use right certificates or individual building ownership certificates have not been obtained or the fact that the relevant governmental procedures have not been completed. In the opinion of the management of the Company, the outcome of the above events will not have material adverse effect on the operating results and the financial position of the Group.
     (5) Group insurance
     The Group carries limited insurance coverage for vehicles and certain assets subject to significant operating risks, in addition to third-party liability insurance against claims relating to personal injury, property and environmental damages arising from accidents and employer’s liability insurance. The effect of non-coverage on future incidents on the Company’s liability cannot be reasonably assessed at present.

     4. Use of proceeds from fund raising

Total amount of proceeds	In October 2007, the Company issued 4 billion A shares. The total proceeds and net proceeds from such issuance were RMB66,800 million and RMB66,243 million respectively.	Total amount of proceeds used during the reporting period	RMB8,804 million
		Accumulated amount of proceeds used	RMB61,621 million

	Proposed
	investment		Actual			Achieved
	(RMB	Modification	investment		Progress as	expected
Committed project	million)	of the project	(RMB million)	Project return	planned	return
Project to increase the crude oil production capacity of Changqing Oilfield	6,840	No	6,840	Achieved expected return	Yes	Yes
Project to increase the crude oil production capacity of Daqing Oilfield	5,930	No	5,930	Achieved expected return	Yes	Yes
Project to increase the crude oil production capacity of Jidong Oilfield	1,500	No	1,276	To be confirmed only upon commissioning	Yes	To be confirmed only upon commissioning
Dushanzi Petrochemical’s projects — processing and refining sulphur-bearing crude oil imported from Kazakhstan and ethylene technology development projects	17,500	No	17,500	Achieved expected return	Yes	Yes
Daqing Petrochemical 1.2 million tons/year ethylene	6,000	No	1,602	To be confirmed	Yes	To be confirmed
redevelopment and				only upon		only upon
expansion project				commissioning		commissioning
Total	37,770		33,148
Projects not progressing as planned and not achieving estimated return			—
Projects modified and modification procedures			—
Application and status of unused proceeds	The unutilised portion of the net proceeds from the A share issuance has been deposited into the designated bank accounts maintained by the Company.

      5. Projects not funded by proceeds from fund raising
Unit: RMB million

	Total project
Name of project	amount	Progress of project	Project return
Guangxi Petrochemical	15,120	Completion of principal	To be confirmed
project refining 10 million		installation	only upon
tons of crude oil per year			commissioning
Sichuan Petrochemical	22,049	Commencement of principal	To be confirmed
project with an ethylene		installation	only upon
output of 0.8 million tons			commissioning
per year
Fushun Petrochemical one	15,606	Commencement of principal	To be confirmed
million tons per year		installation	only upon
ethylene technology			commissioning
development project
Lanzhou-Zhengzhou-Changsha Refined Products Pipeline	11,900	Completion of principal structure	To be confirmed only upon commissioning
Second West-East Gas Pipeline	142,243	Western pipeline has been	To be confirmed
		completed and eastern pipeline	only upon
		in progress	commissioning

Total	206,918	—

      6. Operations of the Board of Directors
     (1) The convening of Board meetings and the issues resolved
     During the reporting period, the Board of Directors convened 4 regular Board meetings and 3 extraordinary Board meetings, and passed 31 resolutions.
     a. On March 24 and 25, 2009, the Company held the fourth meeting of the Fourth Session of the Board of Directors, during which 14 resolutions were passed as follows:
•	The resolution on the Company’s Financial Statements for year 2008 (including the announcement of the annual results for the year ended December 31, 2008)

•	The resolution on the Company’s draft profit distribution plan for 2008

•	The resolution on the Company’s 2008 annual report

•	The resolution on the Company’s 2008 President Work Report

•	The resolution on the assessment of the completion of performance targets by the President’s Work Team for 2008 and the formulation of performance contract for 2009

•	The resolution on the proposal to request the Company’s general meeting to authorise the Board of Directors to determine the distribution of the Company’s interim profits for 2009

•	The resolution on the proposal to request the Company’s general meeting to authorise the Board of Directors to arrange for the issue of new shares by the Company and for their listing

•	The resolution on granting the general mandate for the Company to issue debt financing instruments

•	The resolution on the acquisition of CNPC’s city gas business and assets

•	The resolution on the material changes in the accounting policies and accounting estimates in the 2008 financial statements of the Company prepared under the PRC GAAP

•	The resolution to formulate and amend the corporate governance system

•	The resolution on the internal control report of the Company

•	The resolution to adopt the social responsibility report

•	The resolution on convening of the Annual General Meeting for 2008
     b. On June 18, 2009, the Company held the fifth meeting of the Fourth Session of the Board of Directors, during which 4 resolutions were passed as follows:
•	The resolution on authorization to approve short-term investments for 2009

•	The resolution on the general authorisation in respect of external guarantees for 2009

•	The resolution on acquisition of the assets of Western Pipeline Company Limited

•	The resolution on the change of the Secretary to the Board
     c. On August 27 and 28, 2009, the Company held the sixth meeting of the Fourth Session of the Board of Directors, during which 8 resolutions were passed as follows:
•	The resolution on the interim financial statement of 2009 (including the announcement of the interim results for six months ended June 30, 2009)

•	The resolution on the Company’s interim profit distribution plan for 2009

•	The resolution on the 2009 interim report of the Company

•	The resolution on adjustments to the investment plan for 2009

•	The resolution on acquisition of relevant rights under the product sharing contract on Amu Darya Right Bank

•	The resolution on acquisition of refinery equipment assets from ten entities including Daqing Petrochemical Factory

•	The resolution on acquisition of the share capital of South Oil Exploration and Development Co., Ltd.

•	The resolution on the acquisition of CNPC’s city gas business and assets
     d. On November 19, 2009, the Company held the seventh meeting of the Fourth Session of the Board of Directors, during which 2 resolutions were passed as follows:
•	The resolution on the Company’s investment plan for 2010

•	The resolution on the Company’s budget for 2010
     e. The first Extraordinary Meeting of the Board of Directors was held on April 27, 2009 by way of circulation of written resolution, during which the resolution on first quarterly report for 2009 was passed.
     f. The second Extraordinary Meeting of the Board of Directors was held on May 25, 2009 by way of circulation of written resolution, during which the resolution on approval of the 20-F annual report of the Company for 2008 was passed.
     g. The third Extraordinary Meeting of the Board of Directors was held on October 28, 2009 by way of circulation of written resolution, and the resolution on the third quarterly report of the Company for 2009 was passed at the meeting.

     (2) Members of the Board of Directors and attendance rate of Directors

Position	Name	Attendance Rate (%)

Chairman	Jiang Jiemin	100 (29 of which by proxy)
Vice Chairman and President	Zhou Jiping	100
Non-executive Director	Wang Yilin	100
Non-executive Director	Zeng Yukang	100
Non-executive Director	Wang Fucheng	100 (14 of which by proxy)
Non-executive Director	Li Xinhua	100 (29 of which by proxy)
Executive Director and Vice President	Liao Yongyuan	100
Non-executive Director	Wang Guoliang	100
Non-executive Director	Jiang Fan	100
Independent Non-executive Director	Chee-Chen Tung	100
Independent Non-executive Director	Liu Hongru	100
Independent Non-executive Director	Franco Bernabè	100 (14 of which by proxy)
Independent Non-executive Director	Li Yongwu	100 (14 of which by proxy)
Independent Non-executive Director	Cui Junhui	100
     (3) The implementation of AGM resolutions by the Board of Directors
     All members of the Board of Directors have conscientiously and tirelessly performed their duties, implemented the resolutions passed at the AGM and accomplished all tasks as authorized by the AGM according to the relevant laws, regulations and rules of the respective jurisdictions where Company’s shares are listed and the provisions as set out in the Company’s Articles of Association.
     (4) Work of the special committees of the Board of Directors
     a. Audit Committee
     During the reporting period, the Audit Committee held six regular meetings of which two of the meetings were held by way of written resolution.
     On March 23, 2009, for the fourth meeting of the Fourth Session of the Board of Directors, the Audit Committee reviewed the Company’s Financial Statements for 2008 (including the announcement of the annual results for the year ended December 31, 2008), the Company’s Draft Profit Distribution Plan for 2008, Resolution on the Material Changes in Accounting Policies and Accounting Estimates in the 2008 Financial Statements prepared under the PRC GAAP, Report on the Company’s Continuing Connected Transactions in 2008, the Company’s Audit Work Report, Assessment Report on Internal Control Test, PricewaterhouseCoopers’ Report to the Audit Committee of the Board of Directors, Resolution on the Appointment of International and Domestic Accounting Firm for 2009, and issued the Audit Opinion of the Audit Committee of the Board of Directors on the Financial Statements etc. for 2008, the Audit Opinion of the Audit Committee of the Board of Directors on the draft Profit Distribution Plan for 2008, Audit Opinion of the Audit Committee of the Board of Directors on the Material Changes in Accounting Policies and Accounting Estimates in the 2008 Financial Statements prepared under the PRC GAAP and Audit Opinion of the Audit

Committee of the Board of Directors in respect of the Assessment Report on Internal Control Test.
     On June 17, 2009, for the fifth meeting of the Fourth Session of the Board of Directors, the Audit Committee reviewed the Report on the Company’s Internal Control System Operation, The Company’s Internal Audit Work Report, PricewaterhouseCoopers’ Report to the Audit Committee of the Company’s Board of Directors, Proposal on the Audit Fee of PricewaterhouseCoopers for 2009, and issued the Audit Opinion of the Audit Committee of the Board of Directors.
     On August 26, 2009, for the sixth meeting of the Fourth Session of the Board of Directors, the Audit Committee reviewed the Company’s Interim Financial Statements for 2009 (including the publication of interim results for the six months ended June 30, 2009), the Company’s Draft Interim Profit Distribution Plan for 2009, the Report on Internal Control System Operation, the Company’s Internal Audit Work Report, PricewaterhouseCoopers’ Report to the Audit Committee of the Company’s Board of Directors and issued the Audit Opinion of the Audit Committee of the Board of Directors in respect of the Company’s Interim Financial Report for 2009 and the Audit Opinion of the Audit Committee of the Board of Directors on the Draft Interim Profit Distribution Plan of 2009.
     On November 18, 2009, for the seventh meeting of the Fourth Session of the Board of Directors, the Audit Committee reviewed the Report on Internal Control System Operation, the Company’s Internal Audit Work Report, PricewaterhouseCoopers’ Report to the Audit Committee of the Company’s Board of Directors and issued the Audit Opinion of the Audit Committee of the Board of Directors.
     On April 27, 2009, for the Extraordinary Meeting of the Fourth Session of the Board of Directors, the Audit Committee reviewed and passed the Report on the First Quarter of 2009 by way of written resolution, and issued an audit opinion.
     On October 28, 2009, for the Extraordinary Meeting of the Board of Directors, the Audit Committee reviewed and passed the Report on the Third Quarter of 2009 by way of written resolution, and issued an audit opinion.
     b. Investment and Development Committee
     On June 16, 2009, for the fifth meeting of the Fourth Session of the Board of Directors, the Investment and Development Committee reviewed the Resolution on the Authorization of Short-term Investment Quota for 2009 and issued the Opinion of the Investment and Development Committee of the Board of Directors on the Authorization of Short-term Investment Quota for 2009.
     On August 24, 2009, for the sixth meeting of the Fourth Session of the Board of Directors, the Investment and Development Committee reviewed the Resolution on the Adjustments of the Company’s Investment Plan for 2009 and issued the Opinion of the Investment and Development Committee of the Board of Directors on the Adjustments to the Company’s Investment Plan for 2009.
     On November 18, 2009, for the seventh meeting of the Fourth Session of the Board of Directors, the Investment and Development Committee reviewed the Resolution on the Company’s Investment Plan for 2010 and issued the Opinion of the Investment and

Development Committee of the Board of Directors on the Company’s Investment Plan for 2010.
     c. Examination and Remuneration Committee
     On March 23, 2009, for the fourth meeting of the Fourth Session of the Board of Directors, the Examination and Remuneration Committee reviewed the Report on Assessment of the Completion of Performance Targets by the President’s Work Team for Year 2008 and the Formulation of Performance Contract for Year 2009 and issued the Opinion of the Examination and Remuneration Committee of the Board of Directors on the Report on Assessment of the Completion of Performance Targets by the President’s Work Team for Year 2008 and the Formulation of Performance Contract for Year 2009.
     d. Health, Safety and Environment Committee
     On March 18, 2009, for the fourth meeting of the Fourth Session of the Board of Directors, the Health, Safety and Environment Committee reviewed the Company’s Health, Safety and Environment Work Report and issued the Opinion of the Health, Safety and Environment Committee of the Board of Directors on the Company’s Health, Safety and Environment Work Report.
     During the reporting period, for the attendance of the Audit Committee meetings, reference can be made to the “Audit Committee” section under the Corporate Governance Structure of this Annual Report. All members of the Investment and Development Committee, Examination and Remuneration Committee and Health, Safety and Environment Committee attended all meetings as convened by these special committees, save for Mr Li Xinhua who was absent from the Investment and Development Committee meeting for the fifth and the seventh meetings of the Fourth Session of the Board of Directors.
     7. Profit Distribution for the Previous Three Years
Unit: RMB million

		Net profit in
	Amount of dividends	respect of the year	Percentage of dividends
Year	in cash (including tax)	declaring dividends*	to net profit (%)

2006	64,001	142,224	45.0
2007	65,531	145,625	45.0
2008	51,494	114,431	45.0

*	Net profit was the net profit attributable to owners of the Company as reflected in the audited financial statement prepared in accordance with IFRS in respect of the year when dividends were declared.

     8. Profit Distribution Plan for 2009
     The Board recommends to pay final dividends of RMB0.13003 per share (inclusive of applicable tax) based on 45% of the net profit of the Group for the twelve months ended December 31, 2009 after deducting the interim dividends for 2009 paid on October 16, 2009. The proposed final dividends are subject to equity holders’ review and approval at the forthcoming annual general meeting to be held on May 20, 2010. The final dividends will be paid to equity holders whose names appear on the register of members of the Company at the close of business on June 2, 2010. The register of members of H shares will be closed from May 28, 2010 to June 2, 2010 (both days inclusive) during which period no transfer of H shares will be registered. In order to qualify for the final dividends, holders of H shares must lodge all transfer documents together with the relevant share certificates at Hong Kong Registrars Limited no later than 4:00 p.m. on May 27, 2010. Equity holders of A shares whose names appear on the register of members of the Company maintained at China Securities Depository and Clearing Corporation Limited Shanghai Branch Company at the close of trading on the Shanghai Stock Exchange in the afternoon of June 2, 2010 are eligible for the final dividends.
     In accordance with the relevant provisions of the Articles of Association, dividends payable to the Company’s equity holders shall be declared in Renminbi. Dividends payable to the holders of A shares shall be paid in Renminbi while dividends payable to the holders of H shares shall be paid in Hong Kong Dollars. The amount of Hong Kong Dollars payable shall be calculated on the basis of the average of the closing exchange rate for Renminbi to Hong Kong Dollar as announced by the People’s Bank of China for the week prior to the declaration of the dividends at the annual general meeting to be held on May 20, 2010.
     9. Five-Year Financial Summary
     A summary of the results and of the assets and liabilities of the Group for the last five financial years is set out on page 5.
     10. Bank Loans and Other Borrowings
     Details of bank loans and other borrowings of the Company and the Group as at December 31, 2009 are set out in note 28 to the financial statements prepared in accordance with IFRS in this annual report.
     11. Interest Capitalisation
     Interest capitalised by the Group for the year ended December 31, 2009 was RMB3,201 million.
     12. Fixed Assets
     Changes to the fixed assets of the Company and the Group during the year are summarised in note 16 to the financial statements prepared in accordance with IFRS in this annual report.

     13. Land Value Appreciation Tax
     No land value appreciation tax was payable by the Group during the year.
     14. Reserves
     Details of changes to the reserves of the Company and the Group for the year ended December 31, 2009 are set out in note 30 to the financial statements prepared in accordance with IFRS in this annual report.
     15. Distributable Reserves
     As at December 31, 2009, the reserves of the Company that can be distributed as dividends were RMB358,415 million.
     16. Management Contract
     During the year, the Company did not enter into any management contracts concerning the management or administration of its overall business or any of its material business, nor did any such management contract exist.
     17. Major Suppliers and Customers
     CNPC is the Group’s largest supplier of goods and services and the aggregate purchase attributable to CNPC was 41% of the total purchase of the Group for 2009. The aggregate purchase attributable to the five largest suppliers of the Group was 46% of the Group’s total purchase.
     The aggregate revenue derived from the major customers is set out in note 36 to the financial statements prepared in accordance with IFRS in this annual report. The aggregate revenue derived from the five largest customers was less than 30% of the Group’s total sales.
     Save as disclosed above, none of the Directors, Supervisors and their associates or any shareholder (who to the knowledge of the Directors were holding 5% or more of the Company’s share capital) had any interest in any of the above-mentioned suppliers and customers.
     18. Repurchase, Sale or Redemption of Securities
     The Group did not sell any securities of the Company, nor did it repurchase or redeem any of the securities of the Company during the twelve months ended December 31, 2009.
     19. Trust Deposits and Irrecoverable Overdue Time Deposits
     As at December 31, 2009, the Company did not have any trust deposits or irrecoverable overdue time deposits.
     20. Pre-emptive Rights
     There is no provision regarding pre-emptive rights under the Articles of Association of the Company or the PRC laws.

     21. Sufficiency of Public Float
     Based on the information that is publicly available to the Company and within the knowledge of the Directors, the Directors confirm that the Company has maintained the amount of public float as required under the HKSE Listing Rules during the reporting period. Please refer to the section headed “Changes in share capital and information on shareholders” for further information.
By Order of the Board
Jiang Jiemin
Chairman
Beijing, the PRC
March 25, 2010

(PHOTO)
REPORT OF THE SUPERVISORY COMMITTEE
Dear Shareholders,
     During the year 2009, the Supervisory Committee has performed and discharged its duties and responsibilities conscientiously in accordance with the relevant provisions of the Company Law of the PRC and the Articles of Association.
     1. Meetings of the Supervisory Committee
     The Supervisory Committee held four meetings during the reporting period.
     On March 23, 2009, the fourth meeting of the Fourth Session of the Supervisory Committee was convened in Beijing and chaired by Mr. Chen Ming, the chairman of the Supervisory Committee. At this meeting the Supervisory Committee reviewed and approved 8 proposals, namely, the Financial Report of 2008, the Draft Profit Distribution Plan of 2008, the Report on the Assessment of the Completion of Performance Targets by the President’s Work Team for 2008 and the Contracts for the Performance for 2009, the Proposal for Engaging the International and Domestic Accounting Firm for 2009, the Supervisory Committee’s Report for 2008, Annual Report of the Company for 2008 and its Summary, the Social Responsibility Report of the Company for 2008 and the Supervisory Committee’s Work Summary for 2008 and Working Plan for 2009 .
     On April 24, 2009, the fifth meeting of the Fourth Session of the Supervisory Committee was convened by way of written circular signed by the supervisors. The First Quarterly Report of 2009 was reviewed and approved at the meeting.
     On August 26, 2009, the sixth meeting of the Fourth Session of the Supervisory Committee was held in Beijing and chaired by Mr. Chen Ming, the chairman of the Supervisory Committee. The Interim Financial Statement of 2009, the Interim Profit Distribution Plan of 2009 and the Interim Report of 2009 and its Summary were reviewed and approved at the meeting.
     On October 26, 2009, the seventh meeting of the Fourth Session of the Supervisory Committee was convened by way of written circular signed by the supervisors. The Third Quarterly Report of 2009 was reviewed and approved at the meeting.
     2. Supervisory Committee’s presence on other meetings and performance of obligations
     During the reporting period, the Supervisory Committee attended the annual general meeting for the year 2008 and submitted the Supervisory Committee’s Report for 2008, the Proposal for Engaging Domestic and Overseas Accounting Firms for 2009 and Authorising the Board of Directors to Decide on the Remunerations thereof and the Proposal for the Election of the Company’s Supervisors to the above general meeting, which were approved by the general meeting.

     The Supervisory Committee attended 4 meetings of the Board of Directors (“Board”) as non-voting attendee and heard the Board’s review of the proposals in relation to the Annual Report of 2008 and the Interim Report of 2009, profit distribution, budget, investment, acquisition of assets and the performance review of members of the President’s Work Team etc. The Supervisory Committee presented five opinions to the Board in respect of, inter alia, its review of the financial statements of the Company, profit distribution plan (draft plan), and the performance review of the President’s Work Team.
     The Supervisory Committee conducted 2 supervisory hearings, received 16 relevant reports submitted by, inter alia, the Financial Controller, the Finance Department, the Budget Management Office, the Internal Control and Risk Management Department, the Audit Department, PricewaterhouseCoopers, the Human Resources Department, the Supervisory Department and the Office of Supervisory Committee, and reviewed and issued relevant opinions on, inter alia, the Company’s financial affairs, profit distribution, connected transactions and assessment of the performance of the President’s Work Team.
     The Supervisory Committee completed 2 random financial auditing investigations, performed auditing on 8 departments, prepared a total of 10 investigation reports and general reports and put forward 52 recommendations.
     The Supervisory Committee also made 1 supervisory inspection tour, prepared 1 report and put forward 3 recommendations.
     3. Supervisory Committee’s opinion on the works of the Company
     The Supervisory Committee opines that in 2009, due to the international financial crisis, the Company was faced with various challenges in its development. In face of complicated economic circumstances. the Company made accurate judgements and met the challenges in an easy manner. By expanding foreign markets, tightening management and making strenuous efforts to tap potentials and increase efficiency, the Company was able to maintain stable production and operations, meet its annual work targets and achieve stable developments. As a result, new achievements were made in oil exploration and the output of natural gas continued to grow rapidly. Refining and petrochemical production became stable and then rebounded and structural adjustments progressed in a smooth manner. Prominent achievements were made in adopting the relevant measures to promote the sales of refined products and increase efficiency in its operations. Market shares grew steadily. The construction of oil and gas pipelines was accelerated in a vigorous manner and key engineering projects were implemented smoothly. The overseas oil and gas business achieved a significant breakthrough, making larger comprehensive contributions to the Company. The Supervisory Committee is satisfied with the achievement of the Company and is confident for the prospect of the Company.
     4. Other matters reviewed or concerned by the Supervisory Committee
     (1) Opinion of the Supervisory Committee on the lawful operation of the Company
     In 2009, the Company strictly complied with the applicable laws and regulations of the PRC and the Company’s places of listing and the Articles of Association in its operations. The meeting procedures of the shareholders’ general meetings and meetings of the Board of Directors, the manner of voting and resolutions adopted by the meetings were lawful and valid. The decisions made by the meetings were implemented in an appropriate manner. Members of the President’s Work Team complied with laws and standards in its decision-making process and operations, and no act in violation of the applicable state laws and the Articles of

Association and to the determent of the interests of the Company and the shareholders was discovered.
     (2) Opinion of the Supervisory Committee on inspection of the financial status of the Company
     In 2009, the Company’s equity interests continued to grow and the free cash flow registered an increase as compared with 2008. Despite an increase in both debt to asset ratio and the debt to equity ratio, the financial status of the Company is healthy in general.
     The annual financial reports of the Company have been prepared in accordance with CAS and IFRS, respectively. The financial reports audited by PricewaterhouseCoopers Zhong Tian CPAs Limited Company and PricewaterhouseCoopers give a true and fair view on the financial position, operating results and cash flows of the Company. The unqualified opinions issued are objective and fair.
     (3) Opinion of the Supervisory Committee on the actual use of proceeds from the latest fund raising exercise
     During the reporting period, the proceeds raised by the Company were applied in the manner as undertaken and no exceptions were discovered.
     (4) Opinion of the Supervisory Committee on the acquisition and disposal of assets by the Company
     During the reporting period, acquisition and disposal of assets of the Company were carried out at reasonable considerations, and no insider dealing was discovered. No prejudice to shareholders’ rights, dissipation of the Company’s assets or prejudice to the Company was discovered.
     (5) Opinion of the Supervisory Committee on connected transactions of the Company
     During the reporting period, continuous connected transactions of the Company were carried out with the approval of the Hong Kong Stock Exchange and within the limits approved at the extraordinary general meetings of the Company. Connected transactions were carried out at reasonable and fair considerations, and no prejudice to the non-connected shareholders or the Company was discovered.
     (6) Opinion of the Supervisory Committee on the operation of the internal control system of the Company
     During the reporting period, the internal control system of the Company was improved steadily, and the operating procedures were continuously perfected. Technical means were upgraded and risk management was improved incessantly. Remarkable achievements were made in the establishment and operation of internal controls.
     (7) Opinion of the Supervisory Committee on the Company’s sustainable development
     In 2009, the Company adhered to the philosophy of development in a scientific, safe, clean, economised and harmonious manner and regarded meeting the continuous growing demand for energy resources by the economic and social development and accelerating economic growth and the progress of the human society as its important mission. The Company demonstrated its image as a large and socially responsible company that cherished the environment, treasured resources, advocated “people first” and paid back to the society. The Supervisory Committed approved the annual report on the Company’s sustainable development.

     In 2010, the Supervisory Committee will continue to fulfil its various duties conscientiously and in strict compliance with the Company Law of the PRC, the Articles of Association and other relevant regulations.
By Order of the Supervisory Committee
Chen Ming
Chairman of the Supervisory Committee
Beijing, the PRC
March 25, 2010

DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT AND EMPLOYEES
     1. Information on the Directors, Supervisors and Senior Management
     (1) Directors
     Information on the current Directors is set out below:

					Remuneration	Whether	Number of Shares held in
					received from	received	the Company
					the Company in	remuneration	As at	As at
					2009	from offices	December	December
Name	Gender	Age	Position	Term	(RMB’000)	held in CNPC	31, 2008	31, 2009

Jiang Jiemin	M	54	Chairman	2008.05-2011.05	—	Yes	0	0
Zhou Jiping	M	57	Vice Chairman/ President	2008.05-2011.05	774	No	0	0
Wang Yilin	M	53	Non-Executive Director	2008.05-2011.05	—	Yes	0	0
Zeng Yukang	M	59	Non-Executive Director	2008.05-2011.05	—	Yes	0	0
Wang Fucheng	M	59	Non-Executive Director	2008.05-2011.05	—	Yes	0	0
Li Xinhua	M	56	Non-Executive Director	2008.05-2011.05	—	Yes	0	0
Liao Yongyuan	M	47	Executive Director/ Vice President	2008.05-2011.05	747	No	0	0
Wang Guoliang	M	57	Non-Executive Director	2008.05-2011.05	—	Yes	0	0
Jiang Fan	M	46	Non-Executive Director	2008.05-2011.05	519	No	0	0
Chee-Chen Tung	M	67	Independent Non-Executive Director	2008.05-2011.05	260	No	0	0
Liu Hongru	M	79	Independent Non-Executive Director	2008.05-2011.05	339	No	0	0
Franco Bernabè	M	61	Independent Non-Executive Director	2008.05-2011.05	246	No	0	0
Li Yongwu	M	65	Independent Non-Executive Director	2008.05-2011.05	344	No	0	0
Cui Junhui	M	63	Independent Non-Executive Director	2008.05-2011.05	348	No	0	0

Note:	Emoluments exclude the one-off payments by the Company to some of the independent non-executive directors of approximately RMB7.3 million in 2009.
     Brief biography of Directors:
     Jiang Jiemin, aged 54, is the Chairman of the Company and the General Manager of CNPC. Mr Jiang is a senior economist and has been awarded with post-graduate qualification. Mr Jiang has over 35 years of working experience in China’s oil and gas industry. He was made Deputy Director of the Shengli Petroleum Administration Bureau in March 1993, Senior Executive of the Qinghai Petroleum Administration Bureau in June 1994 and Director of Qinghai Petroleum Administration Bureau in November 1994, Assistant to the General Manager and Team Leader for the Restructuring and Listing Preparatory Team of CNPC in February 1999, and a Director and Vice President of the Company from November 1999 to June 2000. Mr Jiang was appointed Deputy Provincial Governor of Qinghai Province since

June 2000, was made a member of the provincial party committee of the Qinghai Province and Deputy Provincial Governor of Qinghai Province since November 2000, and the deputy secretary of the provincial party committee of Qinghai Province and Deputy Provincial Governor of Qinghai Province since June 2003. Mr Jiang became the Deputy General Manager of CNPC since April 2004 and was appointed the Vice Chairman and President of the Company in May 2004 and the General Manager of CNPC since November 2006. Mr Jiang became the Chairman of the Company since May 2007 and ceased to act concurrently as the President of the Company since May 2008.
     Zhou Jiping, aged 57, is the Vice Chairman and President of the Company and a Deputy General Manager of CNPC. Mr Zhou is a professor-level senior engineer and holds a master’s degree. He has nearly 40 years of working experience in China’s oil and gas industry. In November 1996, he was the Deputy Director of the International Exploration and Development Co-operation Bureau of China National Petroleum Company and Deputy General Manager of China National Oil & Gas Exploration and Development Corporation. In December 1997, he was appointed as General Manager of China National Oil and Gas Exploration and Development Corporation and Deputy Director of the International Exploration and Development Co-operation Bureau of China National Petroleum Company. Since August 2001, he was the Assistant to the General Manager of CNPC and General Manager of China National Oil & Gas Exploration and Development Corporation. Since December 2003, Mr Zhou has been a Deputy General Manager of CNPC. Mr Zhou has been appointed as a Director of the Company in May 2004. Mr Zhou was appointed as the Vice Chairman and President of the Company in May 2008.
     Wang Yilin, aged 53, is a Director of the Company and a Deputy General Manager of CNPC. Mr Wang is a professor-level senior engineer and holds a doctorate degree. He has over 25 years of working experience in China’s oil and gas industry. Mr Wang had been the Deputy Director and Chief Exploration Geologist of Xinjiang Petroleum Administration Bureau since June 1996. He was appointed as the General Manager of PetroChina Xinjiang Oilfield Company since September 1999. He had been the Senior Executive of Xinjiang Petroleum Administration Bureau and the General Manager of PetroChina Xinjiang Oilfield Company since June 2001. From July 2003 onwards, he was appointed as the Assistant to General Manager of CNPC. In December 2003, he was appointed as the Deputy General Manager of CNPC. In May 2004, he ceased to be the Senior Executive of Xinjiang Petroleum Administration Bureau and the General Manager of PetroChina Xinjiang Oilfield Company. From July 2004 to July 2007, he also worked as the Safety Director of CNPC. He has been appointed as a Director of the Company since November 2005.
     Zeng Yukang, aged 59, is a Director of the Company and a Deputy General Manager of CNPC. Mr Zeng is a professor-level senior economist and holds a college degree. He has over 40 years of working experience in China’s oil and gas industry. Mr Zeng had been the Senior Executive of the Exploration and Development Institute of Daqing Petroleum Administration Bureau since December 1996. From February 2000 onwards, he was appointed as the Standing Deputy Director of Daqing Petroleum Administration Bureau. From March 2001 to February

2008, he was appointed as the Director of Daqing Petroleum Administration Bureau. Since November 2002, he was the Assistant to the General Manager of CNPC. From September 2005 onwards, he has been a Deputy General Manager of CNPC. He has been appointed as a Director of the Company since November 2005.
     Wang Fucheng, aged 59, is a Director of the Company and the Deputy General Manager of CNPC. Mr Wang is a professor-level senior economist and holds a bachelor’s degree. Mr Wang has over 40 years of working experience in China’s oil and gas industry. Since August 1986, Mr Wang worked as Executive of the Shengli Petroleum Administration Bureau. Since December 1992, Mr Wang worked as Senior Executive of the Liaohe Oil Exploration Bureau. Since November 1997, Mr Wang worked as Director of the Liaohe Oil Exploration Bureau. Since October 1999, Mr Wang was the General Manager of PetroChina Liaohe Oilfield Company. Mr Wang was appointed as a Director of the Company in June 2000 and was also appointed as the Vice President of the Company in July 2000. Mr Wang has been appointed as the Chairman of the Supervisory Committee of the Company since November 2005 until May 2008. Mr Wang became the Deputy General Manager of CNPC since September 2007. Mr Wang was appointed as a Director of the Company in May 2008.
     Li Xinhua, aged 56, is a Director of the Company and a Deputy General Manager of CNPC. Mr Li is a senior engineer and holds a bachelor’s degree. Mr Li has nearly 35 years of working experience in China’s petrochemical industry. Mr Li was a Deputy Factory Manager of Yunnan Natural Gas Chemical Factory since June 1985 and the Factory Manager since February 1992. Mr Li was the Chairman and General Manager of Yuntianhua Group Company Limited since March 1997. In March 2002, Mr Li was appointed as the Assistant to the Provincial Governor of Yunnan Province and was appointed as the Deputy Provincial Governor of Yunnan Province since January 2003. Mr Li has been appointed as a Deputy General Manger of CNPC since April 2007. Mr Li was appointed as a Director of the Company in May 2008.
     Liao Yongyuan, aged 47, is a Director and Vice President of the Company and a Deputy General Manager and Safety Director of CNPC. Mr Liao is a professor-level senior engineer and holder of a master’s degree. He has over 25 years of working experience in China’s oil and gas industry. He was the Deputy Director of the New Zone Exploration and Development Department of China National Petroleum Company from June 1996, the Standing Deputy Commander and then Commander of Tarim Petroleum Exploration and Development Headquarters from November 1996. He was the General Manager of PetroChina Tarim Oilfield Company from September 1999, and also Deputy Director of Gansu Provincial Economic and Trade Committee from October 2001. He has worked as the Assistant to the General Manager of CNPC since January 2004. He has been concurrently the Head of Coordination Team for Oil Enterprises in Sichuan and Chongqing and Director of the Sichuan Petroleum Administration since April 2004. He was appointed as a Vice President of the Company in November 2005. Mr Liao was appointed as a Deputy General Manager of CNPC since February 2007 and as the Safety Director of CNPC since July 2007. He was appointed as a Director of the Company in May 2008.

     Wang Guoliang, aged 57, is a Director of the Company and the Chief Accountant of CNPC. Mr Wang is a professor-level senior accountant and holds a master’s degree. Mr Wang has nearly 30 years of working experience in China’s oil and gas industry. Mr Wang worked as the Vice President of China Petroleum Finance Company Limited from October 1995. From November 1997, he was the Deputy General Manager and General Accountant of China National Oil & Gas Exploration and Development Corporation. Mr Wang was appointed as the Chief Financial Officer of the Company from November 1999. Mr Wang has been appointed as the Chief Accountant of CNPC since February 2007. He was appointed as a Director of the Company in May 2008.
     Jiang Fan, aged 46, is a Director of the Company and the General Manager of PetroChina Dalian Petrochemical Company. Mr Jiang is a professor-level senior engineer and holder of a master’s degree. He has nearly 25 years of working experience in China’s petrochemical industry. Mr Jiang was appointed as the Deputy Manager of PetroChina Dalian Petrochemical Company since December 1996. In September 1999, he was appointed as the Deputy General Manager of PetroChina Dalian Petrochemical Company. In February 2002, he became the General Manager of PetroChina Dalian Petrochemical Company. Mr Jiang has been appointed as a Director of the Company since November 2005.
     Chee-Chen Tung, aged 67, is an independent non-executive Director of the Company. Mr Tung is the Chairman and Chief Executive Officer of Orient Overseas (International) Limited and was educated at the University of Liverpool, England, where he received his Bachelor of Science degree. He later acquired a Master’s degree in Mechanical Engineering at the Massachusetts Institute of Technology in the United States. He served as Chairman of the Hong Kong Shipowners’ Association between 1993 and 1995. From 1999 to 2001, he was the Chairman of the Hong Kong General Chamber of Commerce. He is an independent non-executive director of Zhejiang Expressway Co. Ltd., BOC Hong Kong (Holdings) Limited, Wing Hang Bank, Limited, Sing Tao News Corporation Limited, Cathay Pacific Airways Limited and U-Ming Marine Transport Corporation, and a member of the Hong Kong Port Development Board. Mr Tung is also the Chairman of the Institute for Shipboard Education Foundation, the Chairman of the Advisory Council and member of Council of the Hong Kong Polytechnic University, and is a member of the Board of Trustees of the International Academic Centre of the University of Pittsburgh and the School of Foreign Service of Georgetown University. Mr Tung has been appointed as an independent non-executive Director of the Company since November 1999.
     Liu Hongru, aged 79, is an independent non-executive Director of the Company. Mr Liu is a professor and holds a doctorate degree. He graduated from the Faculty of Economics of the University of Moscow in 1959 with an associate doctorate degree. Mr Liu worked as Vice-Governor of the Agricultural Bank of China, Vice-Governor of the People’s Bank of China, Deputy Director of the State Economic Restructuring Committee, and the Chairman of the China Securities Regulatory Commission. Mr Liu is also a professor at the Peking University, the Postgraduate School of the People’s Bank of China and the City University of Hong Kong.

Mr Liu serves as a non-executive director of OP Financial Investments Limited and possesses the accounting or financial management qualification required under the Listing Rules. Mr Liu was appointed as an independent Supervisor of the Company in December 1999. Upon his resignation from this post, Mr Liu has been appointed as an independent non-executive Director of the Company since November 2002.
     Franco Bernabè, aged 61, is an independent non-executive Director of the Company. Mr Bernabè holds a doctorate degree in political economics and is the Chief Executive Officer of Telecom Italia (serving a second time). Prior to that, he held the responsibilities of the Managing Partner and Founder of the Franco Bernabè Group, the Vice Chairman of H3G, the Vice Chairman of Rothschild Europe, a non-executive director of Pininfarina SpA and an independent non-executive director of Areoportidi Bologna. Mr Bernabè joined ENI in 1983 to become an assistant to the chairman; in 1986 he became director for development, planning and control; and between 1992 and 1998 was the Chief Executive Officer of ENI. Mr Bernabè led the restructuring program of the ENI Group, making it one of the world’s most profitable oil companies. Between 1998 and 1999, Mr Bernabè was the Chief Executive Officer of Telecom Italia. Between 1999 and 2000, he has also served as a special representative of the Italian government for the reconstruction of Kosovo. He was the Chairman of La Biennale di Venezia from 2001 to 2003 and has been the Chairman of the Modern Arts Museum of Trento and Rovereto since 2005. Prior to his joining ENI, Mr Bernabè was the head of economic studies at FIAT. Mr Bernabè was a senior economist at the OECD Department of Economics and Statistics in Paris. Prior to that, he was a professor of economic politics at the School of Industrial Administration, Turin University. He had also served on the Advisory Board of the Council of Foreign Relations and is currently an International Governor of the Peres Center for Peace. Mr Bernabè has been appointed as an independent non-executive Director of the Company since June 2000.
     Li Yongwu, aged 65, is currently an independent non-executive director of the Company. Mr Li is a senior engineer and holder of a bachelor’s degree. Since June 1991, Mr Li was appointed as the Director of Tianjin Chemicals Bureau. Since July 1993, he was appointed as the Director of Tianjin Economic Committee. He became the Deputy Minister of the Chemical Industry Ministry since April 1995. He became Director of the State’s Petroleum and Chemical Industry Bureau since March 1998. Since April 2001, he was appointed as a Deputy Director of the Liaison Office of the Central Government at the Special Administrative Region of Macau. Since December 2004, he was appointed as the Vice President of China Petroleum and Petrochemical Industry Association. Since May 2005, he became the President of China Petroleum and Petrochemical Industry Association. Mr Li has been an Independent Supervisor of the Company since November 2005. In 2003, he was elected as a standing member of the Tenth Chinese People’s Consultative Conference. Mr Li was appointed as an independent non-executive director of the Company in May 2008.
     Cui Junhui, aged 63, is an independent non-executive director of the Company. He is a representative of the 11th National People’s Congress of the PRC and a Committee Member of

the Financial and Economic Affairs Committee of the National People’s Congress of the PRC. He is holder of a postgraduate degree (part-time study). Mr Cui was formerly the Deputy Director of Local Taxation Bureau of Shandong Province and the Director of National Taxation Bureau of Shandong Province. Mr Cui was the Deputy Director of State Administration of Taxation from January 2000 to January 2007. Mr Cui was the Vice President of Chinese Taxation Institute and the Vice President of China Charity Federation since December 2006. He was elected as a representative of the 11th National People’s Congress of the PRC and a Committee Member of the Financial and Economic Affairs Committee of the National People’s Congress of the PRC in March 2008. In April 2008, Mr Cui was elected as the sixth President of Chinese Taxation Institute. He was appointed as an independent non-executive director of the Company in May 2008.
     (2) Supervisors
     Information on the current Supervisors is set out below:

					Remunerati
					on received	Whether	Number of Shares held in
					from the	received	the Company
					Company	remuneration	As at	As at
					in 2009	from offices	December	December
Name	Gender	Age	Position	Term	(RMB’000)	held in CNPC	31, 2008	31, 2009

Chen Ming	M	59	Chairman of Supervisory Committee	2008.05-2011.05	—	Yes	0	0
Wen Qingshan	M	51	Supervisor	2008.05-2011.05	—	Yes	0	0
Sun Xianfeng	M	57	Supervisor	2008.05-2011.05	—	Yes	0	0
Yu Yibo	M	46	Supervisor	2008.05-2011.05	—	Yes	66,500 A shares	66,500 A shares
Wang Yawei	M	55	Supervisor appointed by employees’ representatives	2008.05-2011.05	—	Yes	0	0
Qin Gang	M	56	Supervisor appointed by employees’ representatives	2008.05-2011.05	541	No	0	0
Wang Shali	F	55	Supervisor appointed by	2008.05-2011.05	—	Yes	7,000 A shares 18,000 H shares	7,000 A shares 18,000 H shares
			employees’ representatives
Li Yuan	M	62	Independent Supervisor	2008.05-2011.05	217	No	0	0
Wang Daocheng*	M	69	Independent Supervisor	2009.05-2011.05	117	No	0	0

*	Mr. Wang Daocheng was appointed as an Independent Supervisor of the Company effective from May 2009.

     Brief biography of the Supervisors:
     Chen Ming, aged 59, is the Chairman of the Supervisory Committee of the Company. Mr Chen is a professor-level senior economist and holder of a bachelor’s degree. Mr Chen has over 35 years of working experience in China’s oil and gas industry. Mr Chen was a Deputy Commissioner of the Supervisory Bureau of China National Petroleum Company since November 1996 and a Deputy Director of the Supervisory Department of CNPC since October 1998. Mr Chen was a Deputy General Manager of the Human Resources Department of the Company and the Director-General of the Supervisory Office of the Company since September 1999. He became the General Manager of the Supervisory Department of the Company since September 2001. In January 2007, Mr Chen was appointed as the Assistant to the General Manager of CNPC and was appointed as the Head of Discipline Inspection Group of CNPC since September 2007. He was appointed as the Chairman of the Supervisory Committee of the Company in May 2008.
     Wen Qingshan, aged 51, is a Supervisor of the Company, and concurrently the Deputy Chief Accountant of CNPC and the Director of the Finance and Assets Department of CNPC. Mr Wen is a professor-level senior accountant and holder of a master’s degree in economics and has nearly 30 years of working experience in China’s oil and gas industry. He was the Deputy Director of the Finance and Assets Department of CNPC from May 1999 and Director of the Finance and Assets Department of CNPC from May 2002. He has been a Supervisor of the Company since November 2002. Mr Wen has been appointed as the Deputy Chief Accountant and Director of the Finance and Assets Department of CNPC since November 2007.
     Sun Xianfeng, aged 57, is a Supervisor and the General Manager of the Audit Department of the Company. Mr Sun is a senior economist and holder of a bachelor’s degree. He has nearly 40 years of working experience in China’s oil and gas industry. Mr Sun worked as Deputy Director of the Supervisory Bureau of China National Petroleum Company from November 1996, before being transferred to the Eighth Office of the State Council Compliance Inspectors’ General Office (Supervisory Committee of Central Enterprises Working Commission) as its temporary person-in-charge in June 1998. He has been the Deputy Director of the Audit Department of CNPC from October 2000, and concurrently the Director of the Audit Institute since December 2000. He has been the Director of the Audit Department of CNPC and the Director of the Audit Services Centre since April 2004. He has been a Supervisor of the Company since May 2004. In October 2005, Mr Sun was appointed as a concurrent State-owned Enterprise Supervisor from State-owned Assets Supervision and Administration Commission to CNPC. Mr Sun has been the General Manager of the Audit Department of the Company since July 2007.
     Yu Yibo, aged 46, is a Supervisor and the General Manager of the M&A Department of the Company. Mr Yu is a professor-level senior accountant and holder of a doctorate degree. He has 10 years of working experience in China’s oil and gas industry. Mr Yu served as a member of the Restructuring and Listing Preparatory Team of CNPC since February 1999. Since September 1999, he became the Deputy General Manager of the Finance Department of

the Company. Mr Yu was appointed as a Deputy General Manager of PetroChina Dagang Oilfield Company from March to October 2002. Since April 2003, Mr Yu has been the General Manager of the M&A Department of the Company. He has become a Supervisor of the Company since May 2008.
     Wang Yawei, aged 55, is an employee representative of the Company’s Supervisory Committee and a Senior Executive of the Daqing Refining & Chemicals Company of the Company. Mr. Wang is a professor-level senior engineer and holder of a master’s degree. He has nearly 25 years of working experience in China’s oil and gas industry. Mr. Wang was appointed as the Deputy Director of Daqing Petroleum Administration Bureau since November 1997 and as the Chairman of the Labour Union of Daqing Petroleum Administration Bureau since March 2001. He was appointed as the Chairman of the Labour Union of Daqing Oilfield Company Limited since February 2008. Since May 2008, he became a Supervisor of the Company. Since August 2009, he became a Senior Executive of the Daqing Refining & Chemicals Company of the Company.
     Qin Gang, aged 56, is an employee representative of the Company’s Supervisory Committee and a Senior Executive of the PetroChina West-East Gas Pipeline Company and the Chairman of its Labour Union. Mr Qin is a senior engineer and has nearly 40 years of experience in China’s oil and gas industry. Mr Qin has acted as a Deputy Commander of Tarim Petroleum Exploration and Development Headquarters since November 1997 and a Deputy General Manager of PetroChina Tarim Oilfield Company since September 1999. Since July 2002, Mr Qin has worked as the Chairman of Labour Union of PetroChina Tarim Oilfield Company. Mr Qin was appointed as a Supervisor of the Company in November 2005. Mr Qin became the Senior Executive and the Chairman of the Labour Union of PetroChina West-East Gas Pipeline Company in June 2007.
     Wang Shali, aged 55, is an employee representative of the Company’s Supervisory Committee and a Senior Executive of PetroChina International Ltd.. Ms. Wang is a professor-level senior economist and holder of a master’s degree. She has nearly 40 years of working experience in China’s oil and gas industry. She was appointed as the General Economist of China National Oil and Gas Exploration and Development Corporation since November 1996 and Deputy General Manger and General Economist of China National Oil and Gas Exploration and Development Corporation since December 1997. Ms Wang became the Executive Deputy General Manager of the CNPC International (Nile) Company since April 1998. She was appointed as the Deputy General Manger of China National Oil and Gas Exploration and Development Corporation and the leader of the Project Coordination Group since August 2004, and the Senior Deputy General Manager of the CNPC Exploration and Development Company since June 2006. She became a Supervisor of the Company since May 2008. Since September 2008, Ms Wang was appointed as Senior Executive, Senior Deputy General Manager and General Legal Counsel of CNPC Exploration and Development Company Limited. She ceased acting as General Legal Counsel of CNPC Exploration and Development Company Limited in April 2009, and has acted concurrently as a Senior Executive of PetroChina International Ltd. since November 2009.

     Li Yuan, aged 62, is an independent Supervisor of the Company. He was graduated from Renmin University of China and is a holder of bachelor’s degree in Economics. Mr Li has worked as the Deputy Director General of the Foreign Affairs Department of the Ministry of Petroleum Industry of the PRC, the Head of the Economy Group of the General Office of Central Committee of the Communist Party of China, the Director General of the Administration Reform Bureau of Political Policy Reform Research Office of Central Committee of the Communist Party of China, the Director General of the Distribution Policy Department of the State Economic Restructuring Committee, the Deputy Director General of the State Administration of Land, and the Deputy Minister of the Ministry of Land and Resources and concurrently the Vice Supervisor General of State Land. Mr Li currently works as the Vice Chairman of the Committee of Population, Resources and Environment of the 11th Chinese People’s Political Consultative Conference. Mr Li was appointed as an independent supervisor of the Company in May 2008.
     Wang Daocheng, aged 69, is an independent Supervisor of the Company and the President of the China Institute of Internal Audit. He is a senior auditor with university education and has over 40 years of experience in finance and auditing. From 1981 to 1984, he led the preparatory committee within the audit department of the Ministry of Finance and headed the science and technology training centre of the National Audit Office as well as the financial and monetary authority. From August 1984, Mr Wang held a number of positions, including Deputy Director of Xicheng District Audit Bureau of Beijing, Deputy Director of the Research Department of the National Audit Office, and successively, the Deputy Director of the General Affairs Bureau, Deputy Director of the Foreign Investment Bureau, Director of the Foreign Investment Department, Director of the Financial Audit Department and Director of the General Office of the National Audit Office. From March 1999 to March 2005, Mr Wang headed the discipline inspection panel of the Central Commission for Discipline Inspection in the National Audit Office. From June 2005, he became the President of the China Institute of Internal Audit. Mr Wang was appointed as an independent supervisor of the Company in May 2009.

     (3) Other members of the Senior Management
     Information on other current members of the Senior Management is set out below:

							Number of Shares held in
							the Company
					Remuneration	Whether received
					received from the	remuneration from	As at	As at
					Company in 2009	offices held in	December 31,	December 31,
Name	Gender	Age	Position	Term	(RMB’000)	CNPC	2008	2009

Sun Longde	M	47	Vice President	2007.06-	578	No	0	0
Shen Diancheng	M	50	Vice President	2007.06-	578	No	0	0
Liu Hongbin	M	46	Vice President	2007.06-	578	No	0	0
Zhou Mingchun	M	42	Chief Financial Officer	2007.06-	578	No	0	0
Li Hualin	M	47	Vice President Secretary to the Board	2007.11-	578	No	0	0
Zhao Zhengzhang	M	53	Vice President	2008.05-	629	No	0	0
Bo Qiliang*	M	47	Vice President	2010.01-	Not applicable	Not applicable	0	0
Sun Bo*	M	49	Vice President	2010.01-	Not applicable	Not applicable	0	0
Lin Aiguo	M	51	Chief Engineer	2007.06-	578	No	0	0
Wang Daofu	M	54	Chief Geologist	2008.05-	665	No	0	0
Huang Weihe	M	52	Chief Engineer	2008.05-	620	No	0	0

*	Both Mr. Bo Qiliang and Mr. Sun Bo were appointed as Vice President of the Company effective from January 2010.
     Brief Biography of the Senior Management
     Sun Longde, aged 47, is a Vice President of the Company. Mr Sun is a professor-level senior engineer and holds a doctorate’s degree. He has 25 years of working experience in China’s oil and geological industry. Mr Sun has been the Deputy Chief Geologist of Xianhe Oil Extraction Plant and Deputy Manager of Dongxin Oil Extraction Plant of Shengli Petroleum Administration Bureau from January 1994, Chief Deputy Director-General of Exploration Business Department of Shengli Petroleum Administration Bureau from April 1997, the Manager of Exploration & Development Company of Shengli Petroleum Administration Bureau from September 1997, Chief Geologist of Tarim Petroleum Exploration & Development Headquarters from November 1997, Deputy General Manager of PetroChina Tarim Oilfield Company from September 1999 and the General Manager of PetroChina Tarim Oilfield Company from July 2002. Mr Sun was appointed as Vice President of the Company since June 2007.
     Shen Diancheng, aged 50, is a Vice President of the Company and concurrently the General Manager of the Refining & Chemicals Company of the Company. Mr Shen is a professor-level senior engineer and holds a college degree. He has 25 years of working experience in China’s oil and petrochemical industry. Mr Shen has been the Deputy Manager of the Chemical Agent Plant of Daqing Oilfield from June 1994, the Deputy Manager, Standing Deputy Director and acting Manager of the Chemical Headquarters Plant of Daqing Oilfield from January 1997, the Standing Deputy General Manager of PetroChina Daqing Refining & Chemical Company from October 2000, the General Manager of PetroChina Liaoyang Petrochemical Company from April 2002, and the General Manager of PetroChina Jilin Petrochemical Company from November 2005. Mr Shen was appointed as the Vice

President of the Company and General Manager of Chemical & Marketing Company since June 2007, and a Vice President of the Company and the General Manager of the Refining & Chemicals Company of the Company since November 2007.
     Liu Hongbin, aged 46, is a Vice President of the Company and concurrently the General Manager of the Marketing Company of the Company. Mr Liu is a senior engineer and holds a college degree. He has 25 years of working experience in China’s oil and gas industry. Mr Liu has been the Vice President of Exploration & Development Research Institute of Yumen Petroleum Administration Bureau since May 1991, the Director of the Development Division of Tuha Petroleum Exploration & Development Headquarters from October 1994, the Chief Engineer of Tuha Petroleum Exploration & Development Headquarters from June 1995, the Deputy General Manager of PetroChina Tuha Oilfield Company from July 1999, the Commander of Tuha Petroleum Exploration & Development Headquarters from July 2000, the General Manager of the Planning Department of the Company from March 2002 and the Director of the Planning Department of CNPC from September 2005. Mr Liu was appointed as Vice President of the Company since June 2007, and the General Manager of the Marketing Company of the Company since November 2007.
     Zhou Mingchun, aged 42, is the Chief Financial Officer of the Company and the General Manager of its Finance Department. Mr Zhou is a professor-level senior accountant and holds a master’s degree. He has nearly 20 years of working experience in China’s oil and gas industry. Mr Zhou has been concurrently the Director of the Finance Division and the Director-General of Financial Settlement Centre of Daqing Petroleum Administration Bureau from October 1998, the Executive of the Finance & Assets Division of Daqing Oilfield Company from September 1999, the director and Deputy Chief Accountant of Daqing Oilfield Company Limited from January 2000, the director and Chief Accountant of Daqing Oilfield Company Limited from October 2000, and the General Manager of the Finance Department of the Company from March 2002. Mr Zhou has been appointed as the Chief Financial Officer of the Company since June 2007.
     Li Hualin, aged 47, is a Vice President of the Company, Secretary to the Board of Directors and Vice Chairman and General Manager of China Petroleum Hongkong (Holding) Limited. Mr Li holds a master’s degree and is a senior engineer. Mr Li has 25 years of experience in the oil and gas industry in China. Since March 1993, Mr Li became the Deputy Director-General of the Houston Office of China National Petroleum Company. Since May 1995, he was appointed as the director and General Manager of China National Oil and Gas Corporation (Canada). Since December 1997, Mr Li became the Deputy General Manager of the China National Oil and Gas Exploration Development Corporation and the Chairman and General Manager of CNPC International (Canada) Ltd. Since September 1999, Mr Li became the General Manager of CNPC International (Kazakhstan) Ltd. whilst remaining as the Deputy General Manager of the China National Oil and Gas Exploration and Development Corporation. Since January 2001, Mr Li became the Deputy General Manager of China Petroleum Hongkong (Holding) Limited and since December 2001, he also became the Chairman of Shenzhen Petroleum Industrial Co., Ltd. Since July 2006, Mr Li became the

Vice-Chairman and General Manager of China Petroleum Hongkong (Holding) Limited, whilst remaining as the Chairman of Shenzhen Petroleum Industrial Co., Ltd. Mr Li has been appointed as the Vice President of the Company and the Vice-Chairman and General Manager of China Petroleum Hongkong (Holding) Limited since November 2007. Mr Li has been appointed as Secretary to the Board of Directors since May 2009.
     Zhao Zhengzhang, aged 53, is a Vice President of the Company and concurrently the General Manager of the Exploration and Production Company of the Company. Mr Zhao is a senior engineer and holder of a master’s degree, and has nearly 25 years of working experience in China’s oil and gas industry. In June 1996, Mr Zhao was appointed as the Deputy Director of the New District Exploration Department of China National Petroleum Company. In November 1996, he was appointed as Deputy Director of the Exploration Bureau of China National Petroleum Company and Director of the New District Exploration Department. In October 1998, Mr Zhao was appointed as Deputy Director of the Exploration Department of China National Petroleum Company. In September 1999, he was appointed as a member of the Preparatory Group of CNPC Exploration and Production Company. In December 1999, Mr Zhao was appointed as Deputy General Manager of CNPC Exploration and Production Company. In January 2005, he was appointed as Senior Executive and Deputy General Manager of CNPC Exploration and Production Company. In January 2006, he was appointed as the General Manager of CNPC Exploration and Production Company. In May 2008, Mr Zhao was appointed as a Vice President of the Company and the General Manager of the Exploration and Production Company.
     Bo Qiliang, aged 47, is a Vice President of the Company and concurrently the General Manager of PetroChina International Ltd. and General Manager of China National Oil and Gas Exploration and Development Corporation. Mr Bo is a professor-level senior engineer and holds a doctor’s degree. He has nearly 25 years of working experience in China’s oil and gas industry. In June 2001, Mr Bo obtained his master of business administration degree from the Massachusetts Institute of Technology, USA; in June 2005, he obtained his doctor’s degree from China University of Petroleum (Beijing), majoring in Oil and Gas Field Development. Mr Bo was the Vice President of the Scientific Research Institute of Petroleum Exploration and Development since February 1997, Senior Executive of CNPC International (E&D) Ltd. since December 2001, Senior Deputy General Manager of China National Oil and Gas Exploration and Development Corporation since October 2004, President of PetroKazakhstan Inc. and has concurrently been leader of the Kazakhstan Coordination and Steering Team since November 2005, General Manager of China National Oil and Gas Exploration and Development Corporation since September 2008. Mr Bo was appointed as the General Manager of PetroChina International Ltd. and General Manager of China National Oil and Gas Exploration and Development Corporation in November 2009, and acted concurrently as a Vice President of the Company, the General Manager of PetroChina International Ltd. and General Manager of China National Oil and Gas Exploration and Development Corporation since January 2010.

     Sun Bo, aged 49, is a Vice President of the Company and concurrently the General Manager of Trans-Asia Gas Pipeline Company Limited. Mr Sun is a professor-level senior engineer and has over 25 years of working experience in China’s oil and gas industry. He had been appointed the Deputy General Manager of Al Waha Oil Company Ltd. since June 1996; Vice President of CNPC International (Venezuela) Ltd. since October 1998; Chief Engineer and Deputy General Manager of China National Oil and Gas Exploration and Development Corporation and concurrently President of CNPC International (Venezuela) Ltd. since September 1999; General Manager of China Petroleum Engineering & Construction Corporation since January 2004; Vice Chairman and President of CNPC Services & Engineering Ltd. and concurrently General Manager of China Petroleum Engineering & Construction Corporation since June 2006. Mr Sun was appointed as the General Manager of Trans-Asia Gas Pipeline Company Limited in September 2007, and has acted as a Vice President of the Company and concurrently the General Manager of Trans-Asia Gas Pipeline Company Limited since January 2010.
     Lin Aiguo, aged 51, is the Chief Engineer of the Company. Mr Lin is a professor-level senior engineer and holds a college degree. He has over 30 years of working experience in China’s oil and petrochemical industry. Mr Lin has been the Deputy Manager and the Standing Deputy Manager of Shengli Refinery of Qilu Petrochemical Company from July 1993, the Deputy General Manager of Dalian West Pacific Petrochemical Co. Ltd. from May 1996, the General Manager of Dalian West Pacific Petrochemical Co. Ltd. from August 1998. Mr Lin became the General Manager of Refining & Marketing Company of the Company since December 2002. Mr Lin has been appointed as the Chief Engineer of the Company since June 2007.
     Wang Daofu, aged 54, is the General Geologist of the Company and Director of the Exploration and Development Institute. Mr Wang is a professor-level senior engineer and holder of a doctorate degree. He has over 25 years of working experience in China’s oil and gas industry. Mr Wang was appointed as the Deputy General Manager of Changqing Oilfield Company since September 1999 and the General Manager since January 2003. He was elected as one of the representatives of the 11th NPC in 2008. He became the Chief Geologist of the Company since May 2008, and Director of the Exploration and Development Institute since September 2008.
     Huang Weihe, aged 52, is the Chief Engineer of the Company and the General Manager of PetroChina Natural Gas and Pipelines Company. Mr Huang is a professor-level senior engineer and holder of a doctorate degree. He has over 25 years of working experience in China’s oil and gas industry. In December 1998, he was appointed as Deputy Director of the Petroleum and Pipelines Bureau. In November 1999, he was appointed Deputy Director of the Petroleum and Pipelines Bureau and concurrently Chief Engineer. In October 2000, Mr Huang was appointed as the General Manager of PetroChina Pipelines Company and in May 2002, concurrently as the General Manger of PetroChina West-East Natural Gas Transmission Pipelines Company. In November 2002, Mr Huang was appointed as the General Manager of PetroChina West-East Natural Gas Transmission Pipelines Company. In December 2002, he

was appointed as the General Manager of PetroChina Natural Gas and Pipelines Company under the Company and the General Manager of PetroChina West-East Natural Gas Transmission Pipelines Company. In February 2006, Mr Huang ceased to be the General Manager of PetroChina West-East Natural Gas Transmission Pipelines Company. In May 2008, Mr Huang was appointed as the Chief Engineer of the Company and the General Manager of PetroChina Natural Gas and Pipelines Company.
     2. Election or Retirement of Directors and Supervisors and the Appointment and Removal of Senior Management
     Mr Wu Zhipan resigned from his position as a supervisor of the Company due to PRC prohibitions on senior officials of higher education institutions serving in other economic entities. At the Company’s 2008 Annual General Meeting on May 12, 2009, Mr Wang Daocheng was elected an independent supervisor of the Company. The appointment of Mr Wang as a Supervisor commenced on May 12, 2009, the date of the resolution, and will expire with the current session of the Supervisory Committee.
     Mr Li Huaiqi has tendered resignation from the positions of the secretary to the board of directors of the Company (company secretary) and an authorised representative as he would soon reach retirement age. At the fifth meeting of the Fourth Session of the Board of Directors held on June 18, 2009, Mr Li Hualin was appointed as the secretary to the board of directors of the Company (company secretary) and an authorised representative.
     An extraordinary meeting of the Board of Directors was held on January 15, 2010 by way of circulation of written resolution. It was resolved that Mr Bo Qiliang and Mr Sun Bo be appointed as Vice Presidents of the Company.
     3. Interests of Directors and Supervisors in the Share Capital of the Company
     As at December 31, 2009, none of the Directors or Supervisors had any interest and short positions in any shares, underlying shares or debentures of the Company or any associated corporation within the meaning of Part XV of the SFO required to be recorded in the register mentioned under Section 352 of the SFO or as otherwise notifiable to the Company and the HKSE by the Directors and Supervisors pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”).
     4. Service Contracts of Directors and Supervisors
     No service contract existed or has been proposed between the Company or any of its subsidiaries with any of the above Directors or Supervisors. No Director or Supervisor has entered into any service contract with the Company which is not terminable by the Company within one year without payment of compensation other than statutory compensation.
     5. Interests of Directors and Supervisors in Contracts
     None of the Directors or Supervisors had any material personal interest, either directly or indirectly, in any contract of significance to which the Company or any of its subsidiaries was a party to during the year.
     6. Remuneration Policy of the Senior Management
     Each member of the senior management of the Company has entered into a performance agreement with the Company. The Company’s senior management remuneration policy links financial interests of the senior management with the Group’s operating results and the performance of its shares in the market.
     7. Employees of the Group
     As at December 31, 2009, the Group had 539,168 employees (excluding temporary staff) and 57,170 retired members of staff.
     The number of employees by business segment is set out below:

	Number of Employees	Percentage of total no. of employees (%)

Exploration and Production	265,499	49.24
Refining and Chemicals	178,689	33.15
Marketing	68,803	12.76
Natural Gas and Pipeline	20,667	3.83
Other*	5,510	1.02

Total	539,168	100.00

*	includes staff of the Company’s headquarters, specialised subsidiaries, Exploration & Development Research Institute, Planning & Engineering Institute, Petrochemical Research Institute and other units.
     The employee structure by profession as of December 31, 2009 is set out below:

	Number of Employees	Percentage of total no. of employees (%)

Production	328,307	60.89
Sales	28,387	5.26
Technology	63,605	11.80
Finance	9,517	1.77
Administration	85,228	15.81
Others	24,124	4.47

Total	539,168	100

     The education levels of employees as of December 31, 2009 is set out below:

	Number of Employees	Percentage of total no. of employees (%)

Master and above	10,819	2.01
University	111,492	20.68
Polytechnic college	118,934	22.06
Technical secondary school, senior middle school, secondary vocational school or below	297,923	55.25

Total	539,168	100

8. Employee Welfare Plans
     Details on employee welfare plans of the Company are set out in note 33 to the financial statements prepared in accordance with IFRS in this annual report.

INFORMATION ON CRUDE OIL AND NATURAL GAS RESERVES
The following table sets forth the Company’s estimated proved reserves and proved developed reserves as at December 31, 2007, 2008 and 2009. This table is formulated on the basis of reports prepared by DeGolyer and MacNaughton and Gaffney, Cline & Associates, each an independent engineering consultancy company.

	Crude Oil	Natural Gas	Combined
	(million of	(billion cubic	(millions of barrels
	barrels)	feet)	of oil equivalent)

Proved Developed and Undeveloped Reserves
Reserves as of December 31, 2007 (the basis date)	11,705.6	57,110.6	21,223.9
Revisions of previous estimates	-574.0	-636.3	-680.0
Extensions and discoveries	885.4	6,579.0	1,982.0
Improved recovery	75.0	0	75.0
Production for the year	-870.7	-1,864.1	-1,181.4
Reserves as of December 31, 2008 (the basis date)	11,221.3	61,189.2	21,419.5
Revisions of previous estimates	-192.6	-1,272.8	-404.6
Extensions and discoveries	1,004.5	5,439.6	1,911.1
Improved recovery	72.9	0	72.9
Production for the year	-843.5	-2,112.2	-1,195.7
Reserves as of December 31, 2009 (the basis date)	11,262.6	63,243.8	21,803.2
Proved Developed Reserves
As of December 31, 2007 (the basis date)	9,047.1	26,047.1	13,388.3
As of December 31, 2008 (the basis date)	8,324.1	26,666.8	12,768.6
As of December 31, 2009 (the basis date)	7,870.8	30,948.8	13,028.9

PricewaterhouseCoopers Zhongtian CPA Limited Company
11/F PricewaterhouseCoopers Centre
2 Corporate Avenue
202 Hu Bin Road, Luwan District
Shanghai 200021, PRC
Telephone +86 (21) 2323 8888
Facsimile +86 (21) 2323 8800
pwccn.com
REPORT OF THE AUDITORS
PwC ZT Shen Zi (2010) No. 10001
(Page 1/2)
To the Shareholders of PetroChina Company Limited:
     We have audited the accompanying financial statements of PetroChina Company Limited (the “Company”), which comprise the consolidated and company balance sheets as at December 31, 2009, and the consolidated and company income statements, the consolidated and company cash flow statements and the consolidated and company statements of changes in equity for the year then ended and notes to these financial statements.
1. Management’s responsibility for the financial statements
     Management is responsible for the preparation of these financial statements in accordance with the Accounting Standards for Business Enterprises. This responsibility includes:
     (i) Designing, implementing and maintaining internal control relevant to the preparation of financial statements that are free from material misstatement, whether due to fraud or error;
     (ii) Selecting and applying appropriate accounting policies; and
     (iii) Making accounting estimates that are reasonable in the circumstances.
2. Auditor’s responsibility
     Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with the Auditing Standards for Certified Public Accountants of China. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free from material misstatement.

PwC ZT Shen Zi (2010) No. 10001
(Page 2/2)
     An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the management, as well as evaluating the overall presentation of the financial statements.
     We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
3. Opinion
     In our opinion, the accompanying financial statements present fairly, in all material respects, the consolidated and company’s financial position of the Company and of the Group as at December 31, 2009, and their financial performance and cash flows for the year then ended in accordance with the Accounting Standards for Business Enterprises.

PricewaterhouseCoopers Zhong Tian	Certified Public Accountant
CPAs Limited Company		Dan Li

Shanghai, the People’s Republic of	Certified Public Accountant
China, March 25, 2010		Xiao Wang

PETROCHINA COMPANY LIMITED
CONSOLIDATED AND COMPANY BALANCE SHEETS
AS OF DECEMBER 31, 2009
(All amounts in RMB millions unless otherwise stated)

		December	December	December	December
		31, 2009	31, 2008	31,2009	31, 2008
ASSETS	Notes	The Group	The Group	The Company	The Company

Current assets
Cash at bank and on hand	8	88,284	46,085	66,888	31,759
Notes receivable	9	4,268	4,319	9,704	3,878
Accounts receivable	10a	28,785	16,810	3,314	2,170
Advances to suppliers	11	36,402	37,439	20,120	20,896
Other receivables	10b	4,815	6,224	17,217	14,637
Inventories	12	114,781	90,685	93,740	81,189
Other current assets		18,378	25,894	11,580	24,524

Total current assets		295,713	227,456	222,563	179,053

Non-current assets
Available-for-sale financial assets	13	2,296	1,985	982	941
Long-term equity investments	14	27,562	28,000	146,364	136,041
Fixed assets	15	331,473	256,197	262,421	204,532
Oil and gas properties	16	519,459	473,090	355,038	321,473
Construction in progress	18	212,739	160,496	167,362	135,501
Construction materials	17	12,169	11,299	11,044	9,736
Intangible assets	19	30,622	23,625	23,468	19,096
Goodwill	20	2,818	148	119	148
Long-term prepaid expenses	21	14,952	13,343	12,696	11,299
Deferred tax assets	35	289	497	—	—
Other non-current assets		650	826	286	287

Total non-current assets		1,155,029	969,506	979,780	839,054

TOTAL ASSETS		1,450,742	1,196,962	1,202,343	1,018,107

Chairman Jiang Jiemin	Vice Chairman and President Zhou Jiping	Chief Financial Officer Zhou Mingchun

PETROCHINA COMPANY LIMITED
CONSOLIDATED AND COMPANY BALANCE SHEETS
AS OF DECEMBER 31, 2009 (CONTINUED)
(All amounts in RMB millions unless otherwise stated)

		December	December	December	December
LIABILITIES AND		31, 2009	31, 2008	31, 2009	31, 2008
SHAREHOLDERS’ EQUITY	Notes	The Group	The Group	The Company	The Company

Current liabilities
Short-term borrowings	23	74,622	87,772	77,339	95,913
Notes payable	24	2,002	433	21	—
Accounts payable	25	156,760	118,286	101,135	85,013
Advances from customers	26	21,193	13,008	15,043	10,985
Employee compensation payable	27	5,105	6,377	4,303	5,395
Taxes payable	28	34,963	15,201	24,281	9,067
Other payables	29	17,125	17,794	12,636	15,266
Current portion of non-current liabilities	31	14,229	5,898	13,884	5,373
Other current liabilities	32	62,554	882	61,354	95

Total current liabilities		388,553	265,651	309,996	227,107

Non-current liabilities
Long-term borrowings	33	36,506	28,709	14,672	23,362
Debentures payable	34	48,965	4,143	48,500	3,500
Provisions	30	44,747	36,262	29,137	23,854
Deferred tax liabilities	35	21,493	12,594	8,219	1,966
Other non-current liabilities		2,367	1,164	1,975	1,079

Total non-current liabilities		154,078	82,872	102,503	53,761

Total liabilities		542,631	348,523	412,499	280,868

Shareholders’ equity
Share capital	36	183,021	183,021	183,021	183,021
Capital surplus	37	116,379	115,514	128,041	127,960
Special reserve		8,075	—	6,020	—
Surplus reserves	38	125,447	122,216	114,347	109,550
Undistributed profits	39	419,046	373,666	358,415	316,708
Currency translation differences		(4,186)	(2,726)	—	—

Equity attributable to equity holders of the Company		847,782	791,691	789,844	737,239

Minority interest	40	60,329	56,748	—	—

Total shareholders’ equity		908,111	848,439	789,844	737,239

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		1,450,742	1,196,962	1,202,343	1,018,107

The accompanying notes form an integral part of these financial statements.

Chairman Jiang Jiemin	Vice Chairman and President Zhou Jiping	Chief Financial Officer Zhou Mingchun

PETROCHINA COMPANY LIMITED
CONSOLIDATED AND COMPANY INCOME STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2009
(All amounts in RMB millions unless otherwise stated)

		2009	2008	2009	2008
Items	Notes	The Group	The Group	The Company	The Company

Operating income	41	1,019,275	1,072,604	722,571	771,025
Less: Cost of sales	41	(633,100)	(684,637)	(447,958)	(587,821)
Tax and levies on operations	42	(129,756)	(116,476)	(107,386)	(67,810)
Selling expenses		(48,210)	(46,285)	(39,607)	(37,235)
General and administrative expenses		(57,213)	(53,303)	(42,212)	(39,924)
Finance expenses	43	(5,192)	(2,324)	(4,207)	(903)
Asset impairment losses	44	(2,448)	(24,784)	(2,264)	(22,971)
Add: Investment income	45	1,409	4,725	38,637	98,693

Operating profit		144,765	149,520	117,574	113,054

Add: Non-operating income	46a	3,681	18,073	2,974	16,016
Less: Non-operating expenses	46b	(8,679)	(6,309)	(7,272)	(5,115)

Profit before taxation		139,767	161,284	113,276	123,955

Less: Taxation	47	(33,389)	(35,187)	(13,468)	3,747

Net profit		106,378	126,097	99,808	127,702

Attributable to:
Equity holders of the Company		103,173	113,820	99,808	127,702
Minority interest		3,205	12,277	—	—
Earnings per share
Basic earnings per share (RMB Yuan)	48	0.56	0.62	0.55	0.70
Diluted earnings per share (RMB Yuan)	48	0.56	0.62	0.55	0.70

Other comprehensive (loss)/income	49	(3,347)	(2,949)	81	(200)

Total comprehensive income		103,031	123,148	99,889	127,502
Attributable to:
Equity holders of the Company		101,853	112,411	99,889	127,502
Minority interest		1,178	10,737	—	—

The accompanying notes form an integral part of these financial statements.

Chairman Jiang Jiemin	Vice Chairman and President Zhou Jiping	Chief Financial Officer Zhou Mingchun

PETROCHINA COMPANY LIMITED
CONSOLIDATED AND COMPANY CASH FLOW STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2009
(All amounts in RMB millions unless otherwise stated)

		2009	2008	2009	2008
Items	Notes	The Group	The Group	The Company	The Company

Cash flows from operating activities
Cash received from sales of goods and rendering of services		1,190,291	1,255,128	839,937	877,363
Refund of taxes and levies		2,212	14,270	2,212	12,853
Cash received relating to other operating activities		3,375	10,237	17,148	14,926

Sub-total of cash inflows		1,195,878	1,279,635	859,297	905,142

Cash paid for goods and services		(603,992)	(725,616)	(427,813)	(597,873)
Cash paid to and on behalf of employees		(67,310)	(67,389)	(50,343)	(49,369)
Payments of taxes and levies		(191,803)	(255,722)	(137,235)	(133,299)
Cash paid relating to other operating activities		(64,756)	(53,768)	(75,606)	(75,461)

Sub-total of cash outflows		(927,861)	(1,102,495)	(690,997)	(856,002)

Net cash flows from operating activities	50a	268,017	177,140	168,300	49,140

Cash flows from investing activities
Cash received from disposal of investments		11,909	11,323	11,872	8,077
Deregistration of wholly owned subsidiaries to branches		—	—	25	63
Cash received from returns on investments		2,208	6,460	44,229	97,201
Net cash received from disposal of fixed assets, oil and gas properties, intangible assets and other long-term assets		4,079	473	3,338	342

Sub-total of cash inflows		18,196	18,256	59,464	105,683

Cash paid to acquire fixed assets, oil and gas properties, intangible assets and other long-term assets		(267,112)	(224,194)	(201,776)	(176,455)
Cash paid to acquire investments		(18,582)	(10,534)	(11,516)	(29,254)

Sub-total of cash outflows		(285,694)	(234,728)	(213,292)	(205,709)

Net cash flows from investing activities		(267,498)	(216,472)	(153,828)	(100,026)

Cash flows from financing activities
Cash received from capital contributions		7,098	8,788	—	—
Including: Cash received from minority shareholders’ capital contributions to subsidiaries		7,098	8,788	—	—
Cash received from borrowings		225,456	157,916	169,040	131,035
Cash received relating to other financing activities		398	158	373	97

Sub-total of cash inflows		232,952	166,862	169,413	131,132

Cash repayments of borrowings		(121,159)	(98,667)	(82,787)	(61,602)
Cash payments for interest expenses and distribution of dividends or profits		(57,755)	(60,506)	(55,715)	(57,124)
Including: Subsidiaries’ cash payments for distribution of dividends or profits to minority shareholders		(2,425)	(2,805)	—	—
Capital reduction of subsidiaries		(671)	(3,754)	—	—
Cash payments relating to other financing activities		(290)	(158)	(254)	(93)

Sub-total of cash outflows		(179,875)	(163,085)	(138,756)	(118,819)

Net cash flows from financing activities		53,077	3,777	30,657	12,313

Effect of foreign exchange rate changes on cash and cash equivalents		179	(112)	—	—

Net increase / (decrease) in cash and cash equivalents		53,775	(35,667)	45,129	(38,573)

Add: Cash and cash equivalents at beginning of the period	50b	33,150	68,817	21,759	60,332

Cash and cash equivalents at end of the period	50c	86,925	33,150	66,888	21,759

The accompanying notes form an integral part of these financial statements.

Chairman Jiang Jiemin	Vice Chairman and President Zhou Jiping	Chief Financial Officer Zhou Mingchun

PETROCHINA COMPANY LIMITED
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2009
(All amounts in RMB millions unless otherwise stated)

	Shareholders’ equity attributable to the Company							Total
						Currency		share-
Items	Share capital	Capital surplus	Special reserve	Surplus reserves	Undistributed profits	translation differences	Minority interest	holders’ equity

Balance at December 31, 2007	183,021	122,312	—	106,232	329,605	(1,554)	43,786	783,402

Business combinations under common control	—	181	—	—	(139)	—	577	619

Balance at January 1, 2008	183,021	122,493	—	106,232	329,466	(1,554)	44,363	784,021

Changes in the year of 2008
Total comprehensive income	—	(237)	—	—	113,820	(1,172)	10,737	123,148
Shareholders’ contribution and withdrawal
Capital contribution from minority interest	—	—	—	—	—	—	8,788	8,788
Purchase of minority interest in subsidiaries	—	(17)	—	—	—	—	(160)	(177)
Acquisition of a subsidiary	—	(6,693)	—	—	—	—	—	(6,693)
Capital reduction of subsidiaries	—	(61)	—	—	—	—	(3,693)	(3,754)
Disposal of subsidiaries	—	—	—	—	—	—	(429)	(429)
Other	—	29	—	—	—	—	(16)	13
Special reserve — Safety Fund
Appropriation	—	—	—	3,791	(3,791)	—	—	—
Utilisation	—	—	—	(577)	577	—	—	—
Profit distribution
Appropriation to surplus reserves	—	—	—	12,770	(12,770)	—	—	—
Distribution to shareholders	—	—	—	—	(52,835)	—	(2,842)	(55,677)
Dividends to owners from business combinations pre-acquisition	—	—	—	—	(801)	—	—	(801)

Balance at December 31, 2008	183,021	115,514	—	122,216	373,666	(2,726)	56,748	848,439

Chairman	Vice Chairman and President	Chief Financial Officer
Jiang Jiemin	Zhou Jiping	Zhou Mingchun

PETROCHINA COMPANY LIMITED
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2009 (CONTINUED)
(All amounts in RMB millions unless otherwise stated)

	Shareholders’ equity attributable to the Company							Total
						Currency		share-
Items	Share capital	Capital surplus	Special reserve	Surplus reserves	Undistributed profits	translation differences	Minority interest	holders’ equity

Balance at January 1, 2009	183,021	115,514	—	122,216	373,666	(2,726)	56,748	848,439

Changes in the year of 2009
Total comprehensive income	—	140	—	—	103,173	(1,460)	1,178	103,031
Shareholders’ contribution and withdrawal
Capital contribution from minority interest	—	1,158	—	—	—	—	5,940	7,098
Purchase of minority interest in subsidiaries	—	(179)	—	—	—	—	(354)	(533)
Acquisition of subsidiaries	—	(248)	—	—	—	—	590	342
Capital reduction of a subsidiary	—	—	—	—	—	—	(1,354)	(1,354)
Other	—	(6)	—	—	—	—	(64)	(70)
Special reserve — Safety Fund
Transferred from surplus reserves	—	—	6,750	(6,750)	—	—	—	—
Appropriation	—	—	3,605	—	—	—	3	3,608
Utilisation	—	—	(2,280)	—	2,280	—	—	—
Profit distribution
Appropriation to surplus reserves	—	—	—	9,981	(9,981)	—	—	—
Distribution to shareholders (Note 39)	—	—	—	—	(50,092)	—	(2,358)	(52,450)

Balance at December 31, 2009	183,021	116,379	8,075	125,447	419,046	(4,186)	60,329	908,111

The accompanying notes form an integral part of these financial statements.

Chairman	Vice Chairman and President	Chief Financial Officer
Jiang Jiemin	Zhou Jiping	Zhou Mingchun

PETROCHINA COMPANY LIMITED
COMPANY STATEMENT OF CHANGES IN EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2009
(All amounts in RMB millions unless otherwise stated)

Items	Share capital	Capital surplus	Special reserve	Surplus reserves	Undistributed profits	Total shareholders’ equity

Balance at January 1, 2008	183,021	128,160	—	94,305	257,086	662,572

Changes in the year of 2008
Total comprehensive income	—	(200)	—	—	127,702	127,502
Special reserve — Safety Fund
Appropriation	—	—	—	3,052	(3,052)	—
Utilisation	—	—	—	(577)	577	—
Profit distribution
Appropriation to surplus reserves	—	—	—	12,770	(12,770)	—
Distribution to shareholders	—	—	—	—	(52,835)	(52,835)

Balance at December 31, 2008	183,021	127,960	—	109,550	316,708	737,239

Balance at January 1, 2009	183,021	127,960	—	109,550	316,708	737,239

Changes in the year of 2009
Total comprehensive income	—	81	—	—	99,808	99,889
Special reserve — Safety Fund
Transferred from surplus reserves	—	—	5,184	(5,184)	—	—
Appropriation	—	—	2,808	—	—	2,808
Utilisation	—	—	(1,972)	—	1,972	—
Profit distribution
Appropriation to surplus reserves	—	—	—	9,981	(9,981)	—
Distribution to shareholders	—	—	—	—	(50,092)	(50,092)

Balance at December 31, 2009	183,021	128,041	6,020	114,347	358,415	789,844

The accompanying notes form an integral part of these financial statements.

Chairman	Vice Chairman and President	Chief Financial Officer
Jiang Jiemin	Zhou Jiping	Zhou Mingchun

NOTES TO THE FINANCIAL STATEMENTS
PETROCHINA COMPANY	FOR THE YEAR ENDED DECEMBER 31, 2009
LIMITED	(All amounts in RMB millions unless otherwise stated)
1 COMPANY BACKGROUND
     PetroChina Company Limited (the “Company”) was established as a joint stock company with limited liability on November 5, 1999 by China National Petroleum Corporation (“CNPC”) as the sole proprietor in accordance with the approval Guo Jing Mao Qi Gai [1999] No. 1024 “Reply on the approval of the establishment of PetroChina Company Limited” from the former State Economic and Trade Commission of the People’s Republic of China (“China” or “PRC”). CNPC restructured (“the Restructuring”) and injected its core business and the related assets and liabilities into the Company. CNPC is a wholly state-owned company registered in China. The Company and its subsidiaries are collectively referred to as the “Group”.
     The Group is principally engaged in (i) the exploration, development and production and marketing of crude oil and natural gas; (ii) the refining of crude oil and petroleum products, production and marketing of primary petrochemical products, derivative petrochemical products and other chemical products; (iii) the marketing of refined products and trading business; and (iv) the transmission of natural gas, crude oil and refined products and the sale of natural gas. The principal subsidiaries of the Group are listed in Note 7(1).
     The financial statements were approved by the Board of Directors on March 25, 2010.
2 BASIS OF PREPARATION
     The financial statements of the Group are prepared in accordance with the Basic Standard and 38 specific standards of Accounting Standards for Business Enterprises issued by the Ministry of Finance (the “MOF”) on February 15, 2006, Application Guidance of Accounting Standard for Business Enterprises, Interpretation of Accounting Standards for Business Enterprises and other regulations issued thereafter (hereafter referred to as the “Accounting Standard for Business Enterprises”, “China Accounting Standards” or “CAS”).
3 STATEMENT OF COMPLIANCE WITH THE ACCOUNTING STANDARDS FOR BUSINESS ENTERPRISES
     The consolidated and the Company’s financial statements for the year ended December 31, 2009 truly and completely present the financial position of the Group and the Company as of December 31, 2009 and their financial performance and their cash flows for the year then ended in compliance with the Accounting Standards for Business Enterprises.
     These financial statements also comply with the disclosure requirements of “Regulation on the Preparation of Information Disclosures of Companies Issuing Public Shares, No.15: General Requirements for Financial Reports” revised by the China Securities Regulatory Commission (“CSRC”) in 2010.
4 PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES
     (1) Accounting Period
     The accounting period of the Group starts on January 1 and ends on December 31.

NOTES TO THE FINANCIAL STATEMENTS
PETROCHINA COMPANY	FOR THE YEAR ENDED DECEMBER 31, 2009
LIMITED	(All amounts in RMB millions unless otherwise stated)
     (2) Recording Currency
     The recording currency of the Company and most of its subsidiaries is Renminbi (“RMB”). The Group’s consolidated financial statements are presented in RMB.
     (3) Measurement Properties
     Generally are measured at historical cost unless otherwise stated at fair value, net realisable value or present value of the estimated future cash flow expected to be derived.
     (4) Foreign Currency Translation
     (a) Foreign currency transactions
     Foreign currency transactions are translated into RMB at the exchange rates prevailing at the date of the transactions.
     Monetary items denominated in foreign currencies at the balance sheet date are translated into RMB at the exchange rates prevailing at the balance sheet date. Exchange differences arising from these translations are recognised in the income statement except for those arising from foreign currency specific borrowings for the acquisition, construction of qualifying assets in connection with capitalisation of borrowing costs. Non-monetary items denominated in foreign currencies measured at historical cost are translated into RMB at the historical exchange rates prevailing at the date of the transactions at the balance sheet date.
     (b) Translation of financial statements represented in foreign currency
     Assets and liabilities of each balance sheet of the foreign operations are translated into RMB at the closing rates at the balance sheet date, while the equity items are translated into RMB at the exchange rates at the date of the transactions, except for the retained earnings. Income and expenses for each income statement of the foreign operations are translated into RMB at the approximate exchange rates at the date of the transactions. The currency translation differences resulted from the above-mentioned translations are recognised as a separate component of equity. The cash flows denominated in foreign currencies and cash flows of overseas subsidiaries are translated into RMB at the approximate exchange rates at the date of the transactions. The impact on the cash flow resulted from the foreign currency translation is presented in the cash flow statement separately.
     (5) Cash and Cash Equivalents
     Cash and cash equivalents refer to all cash on hand and deposit held at call with banks, short-term highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.
     (6) Financial Instruments
     (a) Financial assets
     Financial assets are classified into the following categories at initial recognition: financial assets at fair value through profit or loss, receivables, available-for-sale financial assets and held-to-maturity investments. The classification depends on the Group’s intention and the ability to hold the financial assets.

NOTES TO THE FINANCIAL STATEMENTS
PETROCHINA COMPANY	FOR THE YEAR ENDED DECEMBER 31, 2009
LIMITED	(All amounts in RMB millions unless otherwise stated)
     (i) Receivables
     Receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market, including accounts receivable, notes receivable, other receivables and cash at bank and on hand.
     (ii) Available-for-sale financial assets
     Available-for-sale financial assets are non-derivative that are either designated in this category at initial recognition or not classified in any of the other categories. They are included in other current assets on the balance sheet if they are intended to be sold within 12 months of the balance sheet date.
     (iii) Recognition and measurement
     Financial assets are recognised at fair value on the balance sheet when the Group becomes a party to the contractual provisions of the instrument. Related transaction costs of receivables and available-for-sale financial assets are recognised into the initial recognition costs. Financial assets are derecognised when the rights to receive cash flows from the investments have expired or all substantial risks and rewards of ownership have been transferred to the transferee.
     Available-for-sale financial assets are subsequently measured at fair value. The investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are carried at cost. Receivables are stated at amortised costs using the effective interest method.
     Changes in the fair values of available-for-sale financial assets are recorded into equity except for impairment losses and foreign exchange gains and losses arising from the transaction of monetary financial assets denominated in foreign currencies. When the financial asset is derecognised, the cumulative changes in fair value previously recognised in equity will be recognised in the income statement. The interest of the available-for-sale debt instruments calculated using the effective interest method is recognised as investment income. The cash dividend from the available-for-sale equity instruments is recognised as investment income when the dividend is declared.
     (iv) Impairment of financial assets
     The Group assesses the carrying amount of receivables and available-for-sale financial assets at each balance sheet date. If there is objective evidence that a financial asset is impaired, an impairment provision shall be made.
     If a financial asset carried at amortised cost is impaired, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred). If there is objective evidence that can prove the value of such financial asset has been recovered, and that it is related to events occurring subsequent to the recognition of impairment, the previously recognised impairment losses shall be reversed and the amount of the reversal will be recognised in the income statement.
     When there is significant or permanent decline in the fair value of an available-for-sale

NOTES TO THE FINANCIAL STATEMENTS
PETROCHINA COMPANY	FOR THE YEAR ENDED DECEMBER 31, 2009
LIMITED	(All amounts in RMB millions unless otherwise stated)
financial asset, the cumulative losses that have been recognised in equity as a result of the decline in the fair value shall be removed from equity and recognised as impairment losses in the income statement. For an investment in debt instrument classified as available-for-sale on which impairment losses have been recognised, if in a subsequent period the fair value increases and the increase can be objectively related to an event occurring after the impairment losses were recognised, the previously recognised impairment losses shall be reversed, and recognised in the income statement. For an investment in an equity instrument classified as available-for-sale on which impairment losses have been recognised in a subsequent period, if its fair value increases and the increase can be objectively related to an event occurring after the impairment losses were recognised in the income statement, the impairment losses shall be reversed and directly recognised in equity.
     (b) Financial liabilities
     Financial liabilities are classified into the following categories at initial recognition: financial liabilities at fair value through profit or loss and other financial liabilities. Financial liabilities of the Group primarily comprise payables and loans classified as other financial liabilities.
     Payables, including accounts payable, other payables, etc., are initially recognised at fair value, and subsequently measured at amortised costs using the effective interest method. Accounts payable with terms of one year or less than one year are presented as current liabilities, while other accounts payable are presented as non-current liabilities.
     Loans are initially recognised at fair value less transaction costs, and subsequently measured at amortised costs using the effective interest method. Loans with terms of one year or less than one year are presented as short-term borrowings; loans with terms more than one year but due within one year (including one year) from the balance sheet date are presented as current portion of non-current liabilities; other loans are presented as long-term loans.
     A financial liability may not be derecognised, in all or in part, until the present obligations of financial liabilities are all, or partly, dissolved. The difference between the carrying amount of the financial liability at the point of derecognition and the consideration paid shall be included in the profit or loss.
     (c) Determination of financial instruments’ fair value
     Regarding financial instruments, for which there is an active market, the quotations in the active market shall be used to determine fair value. If there is no active market for a financial instrument, valuation techniques shall be adopted to determine the fair value. The valuation techniques include the prices employed by the parties, who are familiar with each other, in the latest market transactions upon their own free will, the current fair value obtained by referring to other financial instruments of essentially the same nature, and the cash flow capitalisation method, etc. When adopting any valuation technique, one shall employ, where possible, all the market parameters observable, and try to avoid using the parameters that relate particularly to the Group.

PETROCHINA COMPANY LIMITED	NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2009 (All amounts in RMB millions unless otherwise stated)

     (7) Inventories
     Inventories include crude oil and other raw materials, work in progress, finished goods and turnover materials, and are presented at the lower of cost and net realisable value.
     Cost of inventories is determined primarily using the weighted average method. The cost of finished goods and work in progress comprises cost of raw materials, direct labour and production overheads allocated based on normal operating capacity. Turnover materials include low cost consumables and packaging materials. Low cost consumables are amortised with graded amortisation method and packaging materials are expensed off in full.
     Provision for decline in the value of inventories is measured as the excess of the carrying value of the inventories over their net realisable value. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated cost to completion and estimated selling expenses and related taxes.
     The Group adopts perpetual inventory system.
     (8) Long-term Equity Investments
     Long-term equity investments comprise the Company’s equity investments in subsidiaries, and the Group’s equity investments in jointly controlled entities and associates.
     (a) Subsidiaries
     Subsidiaries are those entities over which the Group is able to control, i.e. has the power to govern the financial and operating policies so as to obtain benefits from the operating activities of these investees. The potential voting rights, including currently convertible company bonds and exercisable share warrants, are considered when assessing whether the Group has controls over the investees. Investments in subsidiaries are accounted for at cost in the financial statements of the Company and are consolidated after being adjusted by the equity method accounting in consolidated financial statements.
     Long-term equity investments accounted for at cost are measured at the initial investment cost. The cash dividends or profit distributions declared by the investees are recognised as investment income in current period.
     A listing of the Group’s principal subsidiaries is set out in Note 7(1).
     (b) Jointly controlled entities and associates
     Jointly controlled entities are those over which the Group is able to exercise joint control together with other ventures. Associates are those in which the Group has significant influence over the financial and operating policies.
     The term “joint control” refers to the contractually agreed sharing of control over an economic activity. The joint control cannot exist without the unanimous consent of the investors who share the control, and unanimous consent is required when making important financial and operating decisions that relate to the above-mentioned economic activity.
     The term “significant influence” refers to the power to participate in the formulation of financial and operating policies of an enterprise, but not the power to control, or jointly control, the formulation of such policies with other parties.

PETROCHINA COMPANY LIMITED	NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2009 (All amounts in RMB millions unless otherwise stated)

     The investments in jointly controlled entities and associates are accounted for using the equity method accounting. The excess of the initial cost of the investment over the share of the fair value of the investee’s net identifiable assets is included in the initial cost of the investment. While the excess of the share of the fair value of the investee’s net identifiable assets over the cost of the investment is instead recognised in the income statement in the period in which the investment is acquired and the cost of the long-term equity investment is adjusted accordingly.
     Under the equity method accounting, the Group’s share of its investees’ post-acquisition profits or losses is recognised in the income statement. When the Group’s share of losses of an investee equals or exceeds the carrying amount of the long-term equity investment and other long-term interests which substantively form the net investment in the investee, the Group does not recognise further losses, unless it has obligations to bear extra losses which meet the criteria of recognition for liabilities according to the related standards for contingencies. Movements in the investee’ owner’s equity other than profit or loss should be proportionately recognised in the Group’s capital surplus, provided that the share interest of the investee remained unchanged. The share of the investee’s profit distribution or cash dividends declared is accounted for as a reduction of the carrying amount of the investment upon declaration. The profits or losses arising from the intra-Group transactions between the Group and its investees are eliminated to the extent of the Group’s interests in the investees, on the basis of which the investment income or losses are recognised. The loss on the intra-Group transaction between the Group and its investees, of which nature is asset impairment, is recognised in full amount, and the relevant unrealised loss is not allowed to be eliminated.
     (c) Impairment of long-term equity investments
     For investments in subsidiaries, jointly controlled entities and associates, if the recoverable amount is lower than its carrying amount, the carrying amount shall be written down to the recoverable amount (Note 4(15)). If other long-term equity investment, for which there is no quotation in the active market, and for which a fair value cannot be reliably measured, suffers from any impairment, the difference between the carrying amount of the long-term equity investment and the current value of the future cash flow of similar financial assets, capitalised based on the returns ratio of the market at the same time, shall be recognised as an impairment loss. After an impairment loss has been recognised, it shall not be reversed in future accounting periods for the part whose value has been recovered.
     (9) Fixed Assets
     Fixed assets comprise buildings, equipment and machinery, motor vehicles and other. Fixed assets purchased or constructed are initially recorded at cost. The fixed assets injected by the state-owned shareholder during the Restructuring were initially recorded at the valuated amount approved by the relevant authorities managing state-owned assets.
     Subsequent expenditures for fixed assets are included in the cost of fixed assets only when it is probable that in future economic benefits associated with the items will flow to the Group and the cost of the items can be measured reliably. The carrying amount of the replaced

PETROCHINA COMPANY LIMITED	NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2009 (All amounts in RMB millions unless otherwise stated)

part is derecognised. All other subsequent expenditures are charged to the income statement during the financial period in which they are incurred.
     Fixed assets are depreciated using the straight-line method based on their costs less estimated residual values over their estimated useful lives. For those fixed assets being provided for impairment loss, the related depreciation charge is determined based on the carrying amounts less impairment over their remaining useful lives.
     The estimated useful lives, estimated residual value ratios and annual depreciation rates of the fixed assets are as follows:

		Estimated residual	Annual depreciation
	Estimated useful lives	value ratio %	rate %

Buildings	8 to 40 years	5	2.4 to 11.9
Equipment and Machinery	4 to 30 years	3 to 5	3.2 to 24.3
Motor Vehicles	4 to 14 years	5	6.8 to 25.0
Other	5 to 12 years	5	7.9 to 19.0
     The estimated useful lives, estimated residual values and depreciation method of the fixed assets are reviewed, and adjusted if appropriate, at year end.
     An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its recoverable amount (Note 4(15)).
     The carrying amounts of fixed assets are derecognised when the fixed assets are disposed or no future economic benefits are expected from their use or disposal. When fixed assets are sold, transferred, disposed or damaged, gains or losses on disposal are determined by comparing the proceeds with the carrying amounts of the assets, adjusted by related taxes and expenses, and are recorded in the income statement in the disposal period.
     (10) Oil and Gas Properties
     Oil and gas properties include the mineral interests in properties, wells and related facilities arising from oil and gas exploration and production activities.
     The costs of obtaining the mineral interests in properties are capitalised when they are incurred and are initially recognised at acquisition costs. Exploration license fee, production license fee, rent and other costs for retaining the mineral interests in properties, subsequent to the acquisition of the mineral interests in properties, are charged to the income statement.
     Oil and gas exploration costs include drilling exploration costs and the non-drilling exploration costs. The non-drilling exploration costs are recorded in the income statement when incurred.
     Oil and gas development costs are capitalised as the respective costs of wells and related facilities for oil and gas development based on their intended use.
     The Ministry of Land and Resources in China issues production licenses to applicants on the basis of the reserve reports approved by relevant authorities. Future oil and gas price increases may extend the productive lives of crude oil and natural gas reservoirs beyond the current terms of the relevant production licenses. Payments on such licenses are made annually and are expensed as incurred.

PETROCHINA COMPANY LIMITED	NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2009 (All amounts in RMB millions unless otherwise stated)

     The oil and gas properties are amortised at the field level based on the unit of production method except for the mineral interests in unproved properties which are not subjected to depletion. Unit of production rates are based on oil and gas reserves estimated to be recoverable from existing facilities based on the current terms of production licenses.
     The carrying amount of oil and gas properties other than the mineral interests in unproved properties is reduced to the recoverable amount when their recoverable amount is lower than their carrying amount. The carrying amount of the mineral interests in unproved properties is reduced to the fair value when their fair value is lower than their carrying amount (Note 4(15)).
     (11) Construction in progress
     Construction in progress is recognised at actual cost. The actual cost comprises construction costs, other necessary costs incurred and the borrowing costs eligible for capitalisation to prepare the asset for its intended use. Construction in progress is transferred to fixed assets when the assets are ready for their intended use, and depreciation begins from the following month.
     Oil and gas exploration costs include drilling exploration costs and the non-drilling exploration costs, the successful efforts method is used for the capitalisation of the drilling exploration costs. Drilling exploration costs included in the oil and gas exploration costs are capitalised as wells and related facilities when the wells are completed and economically proved reserves are found. Drilling exploration costs related to the wells without economically proved reserves less the net residual value are recorded in the income statement. The related drilling exploration costs for the sections of wells with economically proved reserves are capitalised as wells and related facilities, and the costs of other sections are recorded in the income statement. Drilling exploration costs are temporarily capitalised pending the determination of whether economically proved reserves can be found within one year of the completion of the wells. For wells that are still pending determination of whether economically proved reserves can be found after one year of completion, the related drilling exploration costs remain temporarily capitalised only if sufficient reserves are found in those wells and further exploration activities are required to determine whether they are economically proved reserves or not, and further exploration activities are under way or firmly planned and are about to be implemented. Otherwise the related costs are recorded in the income statement. If proved reserves are discovered in a well, for which the drilling exploration costs have been expensed previously, no adjustment should be made to the drilling exploration costs that were expensed, while the subsequent drilling exploration costs and costs for completion of the well are capitalised. The economically proved reserves are the estimated quantities of crude oil and natural gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulation before the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether the estimate is a deterministic estimate or probabilistic estimate.

PETROCHINA COMPANY LIMITED	NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2009 (All amounts in RMB millions unless otherwise stated)

     (12) Intangible Assets
     Intangible assets include land use rights and patents, etc., and are initially recorded at cost. The intangible assets injected by the state-owned shareholder during the Restructuring were initially recorded at the valued amount approved by the relevant authorities managing the state-owned assets.
     Land use rights are amortised using the straight-line method over 30 to 50 years. If it is impracticable to allocate the amount paid for the purchase of land use rights and buildings between the land use rights and the buildings on a reasonable basis, the entire amount is accounted for as fixed assets.
     Patent and other intangible assets are initially recorded at actual cost, and amortised using the straight-line method over their estimated useful lives.
     The carrying amount of intangible assets is written down to its recoverable amount when the recoverable amount is lower than the carrying amount (Note 4(15)). The estimated useful lives and amortisation method of the intangible assets with finite useful life are reviewed, and adjusted if appropriate, at each financial year-end.
      (13) Research and Development
     Research expenditure incurred is recognised as an expense. Costs incurred on development projects shall not be capitalised unless they satisfy the following conditions simultaneously:
•	In respect of the technology, it is feasible to finish the intangible asset for use or sale;

•	It is intended by management to finish and use or sell the intangible asset;

•	It is able to prove the ways whereby the intangible asset is to generate economic benefits;

•	With the support of sufficient technologies, financial resources and other resources, it is able to finish the development of the intangible asset, and it is able to use or sell the intangible asset; and

•	The costs attributable to the development of the intangible asset can be reliably measured.
     Costs incurred on development projects not satisfying the above conditions shall be recorded in the profit and loss of the current period. Costs incurred on development recorded in the profit and loss in previous accounting periods shall not be re-recognised as asset in future accounting periods. Costs incurred on development already capitalised shall be listed as development expenditure in the balance sheet, which shall be transferred to intangible asset from the date when the expected purposes of use are realised.
     (14) Long-term Prepaid Expenses
     Long-term prepaid expenses include advance lease payments and other prepaid expenses that should be borne by current and subsequent periods and should be amortised over more than one year. Long-term prepaid expenses are amortised using the straight-line method over

PETROCHINA COMPANY LIMITED	NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2009 (All amounts in RMB millions unless otherwise stated)

the expected beneficial periods and are presented at cost less accumulated amortisation.
     (15) Impairment of Non-current Assets
     Fixed assets, oil and gas properties except for mineral interests in unproved properties, intangible assets with finite useful life and long-term equity investments are tested for impairment if there is any indication that an asset may be impaired at the balance sheet date. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount if the impairment test indicates that the recoverable amount is less than its carrying amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and the present value of the estimated future cash flow expected to be derived from the asset. Impairment should be assessed and recognised for each individual asset. If it is not possible to estimate the recoverable amount of an individual asset, the recoverable amount of the group of assets to which the asset belongs is determined. A group of assets is the smallest group of assets that is able to generate independent cash flow.
     The mineral interests in unproved properties are tested annually for impairment. If the cost incurred to obtain a single property is significant, the impairment test is performed and the impairment loss is determined on the basis of the single property. If the cost incurred to obtain a single property is not significant and the geological structure features or reserve layer conditions are identical or similar to those of other adjacent properties, impairment tests are performed on the basis of a group of properties that consist of several adjacent mining areas with identical or similar geological structure features or reserve layer conditions.
     Once an impairment loss of these assets is recognised, it is not allowed to be reversed even if the value can be recovered in subsequent period.
     (16) Borrowing Costs
     Borrowing costs incurred that are directly attributable to the acquisition and construction of fixed assets, which require a substantial period of time for acquisition and construction activities to get ready for their intended use, are capitalised as part of the cost of the assets when capital expenditures and borrowing costs have already incurred and the activities of acquisition and construction necessary to prepare the assets to be ready for their intended use have commenced. The capitalisation of borrowing costs ceases when the assets are ready for their intended use. Borrowing costs incurred thereafter are expensed. Capitalisation of borrowing costs should be suspended during periods in which the acquisition or construction of a fixed asset is interrupted abnormally, and the interruption lasts for more than 3 months, until the acquisition or construction is resumed.
     For a borrowing taken specifically for the acquisition or construction activities for preparing a fixed-asset eligible for capitalisation, the to-be-capitalised amount of interests shall be determined according to the actual costs incurred less any income earned on the unused borrowing fund as a deposit in the bank or as a temporary investment.
     Where a general borrowing is used for the acquisition or construction of a fixed asset eligible for capitalisation, the enterprise shall calculate and determine the to-be-capitalised amount of interests on the general borrowing by multiplying the part of the accumulative asset

PETROCHINA COMPANY LIMITED	NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2009 (All amounts in RMB millions unless otherwise stated)

disbursements in excess of the weighted average asset disbursement for the specifically borrowed fund by the weighted average actual rate of the general borrowing used. The actual rate is the rate used to discount the future cash flow of the borrowing during the expected existing period or the applicable shorter period to the originally recognised amount of the borrowing.
     (17) Employee Compensation
     Employee compensation includes wages, salaries, allowances, employee welfare, social security contributions, housing funds, labour union funds, employee education funds and other relevant compensation incurred in exchange for services rendered by employees.
     Except for severance pay, employee compensation is recognised as a liability during the period which employees render services, and it will be allocated into relevant costs and expenses to whichever the employee service is attributable.
     (18) Provisions
     Provisions for product guarantee, quality onerous contracts etc. are recognised when the Group has present obligations, and it is probable that an outflow of economic benefits will be required to settle the obligations, and the amounts can be reliably estimated.
     Provisions are measured at the best estimate of the expenditures expected to be required to settle the present obligation. Factors surrounding the contingencies such as the risks, uncertainties and the time value of money shall be taken into account as a whole in reaching the best estimate of provisions. Where the effect of the time value of money is material, the best estimate is determined by discounting the related future cash flows. The increase in the discounted amount of the provision arising from the passage of time is recognised as interest expense.
     Asset retirement obligations which meet the criteria of provisions are recognised as provisions and the amount recognised is the present value of the estimated future expenditure determined in accordance with local conditions and requirements, while a corresponding addition to the related oil and gas properties of an amount equivalent to the provision is also created. This is subsequently depleted as part of the costs of the oil and gas properties. Interest expenses from the assets retirement obligations for each period are recognised with the effective interest method during the useful life of the related oil and gas properties.
     If the conditions for the recognition of the provisions are not met, the expenditures for the decommissioning, removal and site cleaning will be expensed in the income statement when occurred.
     (19) Deferred Tax Assets and Deferred Tax Liabilities
     Deferred tax assets and deferred tax liabilities are calculated and recognised based on the differences (temporary differences) arising between the tax bases of assets and liabilities and their carrying amounts. The deductible losses, which can be utilised against the future taxable profit in accordance with tax law, are regarded as temporary differences and a deferred tax asset is recognised accordingly. The deferred tax assets and deferred tax liabilities are not accounted for the temporary differences resulting from initial recognition of an asset or

PETROCHINA COMPANY LIMITED	NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2009 (All amounts in RMB millions unless otherwise stated)

liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profits (or deductible loss). Deferred tax assets and deferred tax liabilities are determined using tax rates that are expected to apply to the period when the related deferred tax asset is realised or the deferred tax liability is settled.
     Deferred tax assets of the Group are recognised for deductible temporary differences and deductible losses and tax credits to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences, deductible losses and tax credits can be utilised.
     Deferred tax liabilities are recognised for taxable temporary differences arising from investments in subsidiaries, associates and jointly controlled entities, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets are recognised for deductible temporary differences arising from investments in subsidiaries, associates and jointly controlled entities, to the extent that, and only to the extent that, it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.
     Deferred tax assets and liabilities which meet the following conditions shall be presented on a net basis:
•	Deferred tax assets and liabilities are related to the income tax of the same entity within the Group levied by the same authority;

•	This entity is legally allowed to settle its current tax assets and liabilities on a net basis.
     (20) Revenue Recognition
     The amount of revenue is determined in accordance with the fair value of the contractual consideration received or receivable for the sales of goods and services in the ordinary course of the Group’s activities. Revenue is shown net of value-added tax, rebates, discounts and returns.
     Revenue is recognised when specific criteria have been met for each of the Group’s activities as described below:
     (a) Sales of goods
     Revenue from sales of goods is recognised when the Group has transferred to the buyer the significant risks and rewards of ownership of the goods, and retains neither continuing managerial involvement nor effective control over the goods sold, and it is probable that the economic benefits associated with the transaction will flow to the Group and related revenue and cost can be measured reliably.
     (b) Rendering of services
     The Group recognises its revenue from rendering of services under the percentage-of-completion method. Under the percentage-of-completion method, revenue is recognised based on the costs incurred to date as a percentage of the total estimated costs to be incurred.

PETROCHINA COMPANY LIMITED	NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2009 (All amounts in RMB millions unless otherwise stated)

     (c) Transfer of the assets use rights
     Interest income is recognised on a time-proportion basis using the effective interest method.
     Revenue from operating lease is recognised using the straight-line method over the period of the lease.
     (21) Leases
     Leases that transfer substantially all the risks and rewards incidental to ownership of assets are classified as finance lease; other leases are operating leases. The Group had no significant finance lease.
     Payments made under operating leases are charged to the income statement on a straight-line basis over the period of the lease.
     (22) Dividend Distribution
     Dividend distribution is recognised as a liability in the period in which it is approved by a resolution of shareholders’ general meeting.
     (23) Business Combination
     (a) Business combination under common control
     The consideration paid and the net assets obtained by the acquirer are measured at their carrying value. The difference between the carrying value of the net assets obtained and the carrying value of the consideration is adjusted against the capital surplus. If the capital surplus is not sufficient to be offset, the remaining balance is adjusted against retained earnings.
     Costs incurred directly attributable to the business combination are recorded in the income statement when incurred.
     (b) Business combination not under common control
     The acquisition costs paid and the identifiable net assets acquired by the acquirer are measured at their fair value at the acquisition date. Where the cost of combination exceeds the acquirer’s interest in the fair value of the acquiree’s identifiable net assets, the difference is recognised as goodwill. Where the cost of combination is less than the acquirer’s interest in the fair value of the acquiree’s identifiable net assets, the difference is recognised directly in the income statement.
     Costs which are directly attributable to the business combination are included in the cost of the combination.
     (24) Basis of Preparation of Consolidated Financial Statements
     The scope of consolidated financial statements includes the Company and its subsidiaries.
     Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases. Subsidiaries acquired through business combination under common control are consolidated from the day when they are under common control with the Company of the ultimate controlling party, and their net profit earned before the combination date shall be presented separately in the consolidated

PETROCHINA COMPANY LIMITED	NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2009 (All amounts in RMB millions unless otherwise stated)

income statement.
     When the accounting policies and accounting periods of subsidiaries are not consistent with those of the Company, the Company will make necessary adjustments to the financial statements of the subsidiaries in accordance with the Company’s accounting policies and accounting periods. The financial statements of the subsidiaries acquired from the business combination not under common control are adjusted on the basis of the fair value of the identifiable net assets at the acquisition date when preparing the consolidated financial statements.
     All material intercompany balances, transactions and unrealised gains within the Group are eliminated upon consolidation. The portion of the shareholders’ equity or net profit of the subsidiaries that is not attributable to the parent is treated as minority interest and presented separately within shareholders’ equity in the consolidated balance sheet or within net profit in the consolidated income statement.
     (25) Segment Reporting
     The Group determines its operating segments based on its organisational structure, management requirements and internal reporting system. On the basis of these operating segments, the Group determines the reporting and disclosure of segmental information.
     An operating segment refers to a component of the Group that simultaneously meet the following criteria: (1) the component can generate revenue and incur expenses in ordinary activities; (2) the component’s operating results can be regularly reviewed by the Group’s management to make decisions about resource allocation to the component and assess its performance; (3) the Group can obtain financial information relating to the financial position, operating results and cash flows, etc. of the component. When two or more operating segments exhibit similar economic characteristics and meet certain requirements, the Group may aggregate these operating segments into a single operating segment.
     The Group also discloses total external revenue derived from other regions outside mainland China and the total non-current assets located in other regions outside mainland China.
     (26) Critical Accounting Estimates and Judgements
     Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.
     The critical accounting estimates and key assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are outlined below:
     (a) Estimation of oil and natural gas reserves
     Oil and natural gas reserves are key factors in the Group’s investment decision-making process. They are also an important element in testing for impairment. Changes in proved oil and natural gas reserves, particularly proved developed reserves, will affect unit-of-production depreciation, depletion and amortisation recorded in the financial statements for property, plant

PETROCHINA COMPANY LIMITED	NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2009 (All amounts in RMB millions unless otherwise stated)

and equipment related to oil and gas production activities. A reduction in proved developed reserves will increase depreciation, depletion and amortisation charges. Proved reserve estimates are subject to revision, either upward or downward, based on new information, such as from development drilling and production activities or from changes in economic factors, including product prices, contract terms, evolution of technology or development plans.
     (b) Estimated impairment of fixed assets and oil and gas properties
     Fixed assets and oil and gas properties are reviewed for possible impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. Determination as to whether and how much an asset is impaired involve management estimates and judgements such as future prices of crude oil, refined products and chemical products and production profile. However, the impairment reviews and calculations are based on assumptions that are consistent with the Group’s business plans. Favourable changes to some assumptions may allow the Group to avoid the need to impair any assets in these years, whereas unfavourable changes may cause the assets to become impaired.
     (c) Estimation of asset retirement obligations
     Provision is recognised for the future decommissioning and restoration of oil and gas properties. The amounts of the provision recognised are the present values of the estimated future expenditures. The estimation of the future expenditures is based on current local conditions and requirements, including legal requirements, technology, price level, etc. In addition to these factors, the present values of these estimated future expenditures are also impacted by the estimation of the economic lives of oil and gas properties. Changes in any of these estimates will impact the operating results and the financial position of the Group over the remaining economic lives of the oil and gas properties.
5 SIGNIFICANT ACCOUNTING POLICY CHANGES
     In accordance with MOF’s Interpretation of Accounting Standards for Business Enterprises Explanation No. 3, accrual for the Safety Fund should be recognised as part of the cost of related products or as a current period expense and also a corresponding amount recorded to a “Special Reserve” account. The Group reclassified a balance of RMB 6,750 previously recorded under “Surplus Reserves — Special Reserve” to the “Special Reserve” account which is presented separately in the balance sheet and applies this new accounting policy since January 1, 2009.

PETROCHINA COMPANY LIMITED	NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2009 (All amounts in RMB millions unless otherwise stated)

6 TAXATION
     The principal taxes and related tax rates of the Group are presented as below:

Types of taxes	Tax rate	Tax basis
Value Added Tax (the “VAT”)	13% or 17%	Based on taxable value added amount. Tax payable is calculated using the taxable sales amount multiplied by the applicable tax rate less current period’s deductible VAT input.
Resource Tax	Based on quantities	RMB 14 -30 yuan per ton for crude oil, and RMB 7-15 yuan per thousand of cubic meters for natural gas.
Business Tax	3%	Based on income generated from transportation of crude oil and natural gas.
Consumption Tax	Based on quantities	RMB 1.0 yuan per litre for unleaded gasoline, RMB 0.8 yuan per litre for diesel. RMB 1.0 yuan per litre for naphtha, solvent oil and lubricant and RMB 0.8 yuan per litre for fuel oil.
Corporate Income Tax	15% or 25%	Based on taxable income.
Mineral Resources Compensation Fee	1%	Based on the revenue from sales of crude oil and natural gas.
Crude Oil Special Levy	20% to 40%	Based on the sales of domestic crude oil at prices higher than a specific level.
City Maintenance and Construction Tax	1%, 5% or 7%	Based on the actual paid business tax, VAT and consumption tax.
     In accordance with the regulations by the State Administration of Taxation (the “SAT”) Guo Shui Fa [2002] No. 47 “Notice of the SAT on the Detailed Implementation Opinions of Fulfilling the Tax Policies related to the Great Development of the Western China”, some branches of the Company got the approval for the preferential tax rate of 15% in 2002 and the preferential tax rate will be valid until 2010. In accordance with the regulations by the Central People’s Government of the People’s Republic of China (the “GOV”) Guo Fa [2007] No. 39 “Notice of the GOV on the transitional preferential policy of Corporate Income Tax”, the above preferential tax rate will be valid continuously until 2010, when the policy will expire.

PETROCHINA COMPANY LIMITED	NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2009 (All amounts in RMB millions unless otherwise stated)

7 BUSINESS COMBINATION AND CONSOLIDATED FINANCIAL STATEMENTS
      (1) Principal subsidiaries

									Attribu-
			Country					Closing	table	Attribut-
	Type of		of			Type of	Legal	effective	equity	able
	sub-	Acquisition	incorpo-	Registered	Principal	Legal	repre-	invest-	interest	voting	Consolidat-
Company name	sidiary	method	ration	capital	activities	Entity	sentative	ment cost	%	rights %	ed or not
Daqing Oilfield Company Limited	Direct	Established	PRC	47,500	Exploration, production and sale of crude oil and natural gas	Limited liability company	Wang Yong chun	66,720	100.00	100.00	Yes
CNPC Exploration and Development Company Limited	Direct	Business combination under common control	PRC	16,100	Exploration, production and sale of crude oil and natural gas in and outside the PRC	Limited liability company	Bo Qiliang	23,778	50.00	57.14	Yes
PetroKazakh-stan Inc. (i)	Indirect	Business combination not under common control	Canada	US Dollar (“USD”) 665 million	Exploration, production and sale of crude oil and natural gas outside the PRC	Joint stock company with limited liability	N/A	USD 446 million	67.00	67.00	Yes
PetroChina Hong Kong Limited	Direct	Established	HK	HK Dollar (“HKD”) 7,592 million	Investment holding. The principal activities of its subsidiaries, associates and jointly controlled entities are the exploration, production and sale of crude oil and natural gas in and outside the PRC	Limited liability company	N/A	HKD 7,592 million	100.00	100.00	Yes

(i)	The company indirectly holds 67% equity interest in PetroKazakhstan Inc. through CNPC Exploration and Development Company Limited.
     During the current year, the Group acquired subsidiaries of CNPC. The acquisition is a business combination under common control since the Group and the acquired businesses are under the common and untemporary control of CNPC. As a result, the comparative financial statements have been restated.
     (2) New entities consolidated during the current period
     During the current year, the Group through PetroChina International (Singapore) Pte. Ltd. (an indirectly wholly owned subsidiary of the Company), acquired 100% of the share capital in Singapore Petroleum Company Limited. This acquisition was a business combination not under common control. The difference between the cost of acquisition of Singapore Dollars S$3,239 million (approximately RMB 15,296) and the fair value of the net assets in Singapore Petroleum Company Limited RMB 12,597 amounting RMB 2,699 was recognised as goodwill.
     As of December 31, 2009, net assets of Singapore Petroleum Company Limited were RMB 12,286, and its net profit for the period from the date of acquisition to December 31, 2009 was RMB 137.

PETROCHINA COMPANY LIMITED	NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2009 (All amounts in RMB millions unless otherwise stated)

      (3) Exchange rates of international operations’ major financial statement items

	Assets and liabilities		Revenue, expense
Company name	December 31, 2009	December 31, 2008	and cash items
PetroKazakhstan Inc.	USD 1=RMB 6.8282 yuan	USD 1=RMB 6.8346 yuan	the approximate exchange rates at the date of the transactions
PetroChina Hong Kong Limited	HKD 1=RMB 0.8805 yuan	HKD 1=RMB 0.8819 yuan	the approximate exchange rates at the date of the transactions
Singapore Petroleum Company Limited	S $1=RMB 4.8921 yuan	S $1=RMB 4.7700 yuan	the approximate exchange rates at the date of the transactions
8 CASH AT BANK AND ON HAND

	December 31, 2009	December 31, 2008
Cash on hand	64	71
Cash at bank	82,119	44,567
Other cash balances	6,101	1,447

	88,284	46,085

     The Group’s cash at bank and on hand include the following foreign currencies as of December 31, 2009:

	Foreign currency	Exchange rate	RMB equivalent
USD	2,390	6.8282	16,319
HKD	4,435	0.8805	3,905
Kazakhstan (“Tenge”)	8,717	0.0460	401
Other			563

			21,188

     The Group’s cash at bank and on hand included the following foreign currencies as of December 31, 2008:

	Foreign currency	Exchange rate	RMB equivalent
USD	1,924	6.8346	13,147
Tenge	2,580	0.0566	146
Other			174

			13,467

     The Group’s cash at bank and on hand in foreign currencies mainly comprise cash at bank.
     As of December 31, 2009, other cash balances of RMB 4,740 (2008: Nil) is pledged as collateral for its subsidiaries’ short-term borrowings of RMB 4,740 (Note 23).
     As of December 31, 2009, time deposits of USD 120 million (2008: USD 200 million) is pledged as collateral for its subsidiaries’ long-term borrowings of USD 120 million (2008: USD 200 million) (Note 33); and time deposits of USD 34 million (2008: USD 166 million) is pledged as collateral for its associates borrowings.

NOTES TO THE FINANCIAL STATEMENTS
PETROCHINA COMPANY LIMITED	FOR THE YEAR ENDED DECEMBER 31, 2009 (All amounts in RMB millions unless otherwise stated)
9 NOTES RECEIVABLE
     Notes receivable represent mainly bills of acceptance issued by banks for the sale of goods and products.
     As of December 31, 2009, notes receivable of RMB 1,050 (2008: RMB 1,480) is impawned for the subsidiary’s short-term borrowings of RMB 1,050 within the Group (2008: RMB 1,480) (Note 23).
     As of December 31, 2009, all notes receivable of the Group are due within one year.
10 ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES
     (a) Accounts receivable

	Group		Company
	December	December	December	December
	31, 2009	31, 2008	31, 2009	31, 2008

Accounts receivable	30,909	19,233	5,236	4,363

Less: Provision for bad debts	(2,124)	(2,423)	(1,922)	(2,193)

	28,785	16,810	3,314	2,170

     The aging of accounts receivable and related provision for bad debts are analysed as follows:

	Group
	December 31, 2009			December 31, 2008
		Percentage of	Provision for		Percentage of	Provision for
	Amount	total balance %	bad debts	Amount	total balance %	bad debts

Within 1 year	28,579	92	(18)	16,563	86	(1)
1 to 2 years	112	1	(6)	156	1	—
2 to 3 years	84	—	(4)	25	—	(7)
Over 3 years	2,134	7	(2,096)	2,489	13	(2,415)

	30,909	100	(2,124)	19,233	100	(2,423)

	Company
	December 31, 2009			December 31, 2008
		Percentage of	Provision for		Percentage of	Provision for
	Amount	total balance %	bad debts	Amount	total balance %	bad debts
Within 1 year	3,198	61	—	2,024	47	—
1 to 2 years	34	1	(1)	83	2	—
2 to 3 years	52	1	(3)	13	—	(5)
Over 3 years	1,952	37	(1,918)	2,243	51	(2,188)

	5,236	100	(1,922)	4,363	100	(2,193)

     As of December 31, 2009, accounts receivable of the Group from shareholders who hold 5% or more of the voting rights in the Company amounted to RMB 2,351 (2008: RMB 4,870).
     As of December 31, 2009, the top five debtors of accounts receivable of the Group amounted to RMB 15,639, representing 51% of total accounts receivable.

NOTES TO THE FINANCIAL STATEMENTS
PETROCHINA COMPANY LIMITED	FOR THE YEAR ENDED DECEMBER 31, 2009 (All amounts in RMB millions unless otherwise stated)
     During the years ended December 31, 2009 and 2008, the Group had no significant write-off of the provision for bad debts of accounts receivable.
     (b) Other receivables

	Group		Company
	December	December	December	December
	31, 2009	31, 2008	31, 2009	31, 2008

Other receivables	8,528	10,122	18,936	16,545
Less: Provision for bad debts	(3,713)	(3,898)	(1,719)	(1,908)

	4,815	6,224	17,217	14,637

     The aging analysis of other receivables and the related provision for bad debts are analysed as follows:

	Group
	December 31, 2009			December 31, 2008
		Percentage of	Provision for		Percentage of	Provision for
	Amount	total balance %	bad debts	Amount	total balance %	bad debts
Within 1 year	3,406	40	(2)	5,134	51	(102)
1 to 2 years	988	12	(103)	784	8	—
2 to 3 years	274	3	(16)	87	1	(4)
Over 3 years	3,860	45	(3,592)	4,117	40	(3,792)

	8,528	100	(3,713)	10,122	100	(3,898)

	Company
	December 31, 2009			December 31, 2008
		Percentage of	Provision for		Percentage of	Provision for
	Amount	total balance %	bad debts	Amount	total balance %	bad debts

Within 1 year	16,708	88	(2)	7,227	44	(2)
1 to 2 years	214	1	—	7,178	43	—
2 to 3 years	136	1	—	43	—	(3)
Over 3 years	1,878	10	(1,717)	2,097	13	(1,903)

	18,936	100	(1,719)	16,545	100	(1,908)

     As of December 31, 2009, other receivables of the Group from shareholders who hold 5% or more of the voting rights in the Company amounted to RMB 259 (2008: RMB 1,013).
     As of December 31, 2009, the top five debtors of other receivables of the Group amounted to RMB 2,537, representing 30% of total other receivables.
     During the years ended December 31, 2009 and 2008, the Group had no significant write-off of the provision for bad debts of other receivables.

NOTES TO THE FINANCIAL STATEMENTS
PETROCHINA COMPANY LIMITED	FOR THE YEAR ENDED DECEMBER 31, 2009 (All amounts in RMB millions unless otherwise stated)
11 ADVANCES TO SUPPLIERS

	December 31, 2009	December 31, 2008

Advances to suppliers	36,430	37,484
Less: Provision for bad debts	(28)	(45)

	36,402	37,439

     As of December 31, 2009 and 2008, advances to suppliers of the Group are mainly aged within one year.
     As of December 31, 2009, advances to suppliers from shareholders who hold 5% or more of the voting rights in the Company amounted to RMB 16,037 (2008: RMB 13,864).
12 INVENTORIES

	December 31, 2009	December 31, 2008

Cost
Crude oil and other raw materials	30,928	31,319
Work in progress	7,006	3,472
Finished goods	77,685	65,074
Turnover materials	28	31

	115,647	99,896
Less: Write down in inventories	(866)	(9,211)

Net book value	114,781	90,685

     As of December 31, 2009, inventories of RMB 120 are pledged as collateral for the Group’s short-term borrowings of RMB 82 (Note 23).
13 AVAILABLE-FOR-SALE FINANCIAL ASSETS

	December 31, 2009	December 31, 2008

Available-for-sale debenture	6	15
Available-for-sale equity instrument	2,804	2,504
Less: Provision for impairment	(514)	(534)

	2,296	1,985

NOTES TO THE FINANCIAL STATEMENTS
PETROCHINA COMPANY LIMITED	FOR THE YEAR ENDED DECEMBER 31, 2009 (All amounts in RMB millions unless otherwise stated)
14 LONG-TERM EQUITY INVESTMENTS

	Group
	December			December
	31, 2008	Addition	Reduction	31, 2009

Associates and jointly controlled entities (a)	28,187	10,368	(10,802)	27,753

Less : Provision for impairment (b)	(187)			(191)

	28,000			27,562

	Company
	December			December
	31, 2008	Addition	Reduction	31, 2009

Subsidiaries (c)	131,619	12,741	(693)	143,667
Associates and jointly controlled entities	4,608	500	(2,209)	2,899

Less : Provision for impairment	(186)			(202)

	136,041			146,364

     As of December 31, 2009, the above-mentioned investments are not subject to restriction on conversion into cash or remittance of investment income.
     (a) Investments in principal associates and jointly controlled entities

For the year
						December		ended December
						31, 2009		31, 2009
	Country of	Principal	Registered	Interest	Voting	Total	Total		Net
	incorporation	activities	capital	held %	rights %	assets	liabilities	Revenues	profit

Dalian West	PRC	Production	USD 258	28.44	28.44	10,168	12,228	28,205	1,076
Pacific		and sale of	million
Petrochemical Co.,		petroleum and
Ltd.		petrochemical
products
China Marine	PRC	Oil import and	1,000	50.00	50.00	6,546	3,501	27,510	358
Bunker		export trade
(PetroChina)		and
Co., Ltd.		transportation,
sale and
storage
     Investments in associates and jointly controlled entities are listed below.

	Initial				Share of profit of	Cash		Associates
	investment	December			investees under	dividend	Currency translation	transferred to	December
	cost	31, 2008	Addition	Reduction	equity method	declared	differences	subsidiaries	31, 2009

Dalian West Pacific Petrochemical Co., Ltd.	566	—	—	—	—	—	—	—	—
China Marine Bunker (PetroChina) Co., Ltd.	740	1,253	33	—	168	—	—	—	1,454

NOTES TO THE FINANCIAL STATEMENTS
PETROCHINA COMPANY LIMITED	FOR THE YEAR ENDED DECEMBER 31, 2009 (All amounts in RMB millions unless otherwise stated)
     (b) Provision for impairment

	December 31, 2009	December 31, 2008

Associates and jointly controlled entities
PetroChina Shouqi Sales Company Limited	(60)	(60)
PetroChina Beiqi Sales Company Limited	(49)	(49)
Other	(82)	(78)

	(191)	(187)

     (c) Subsidiaries
     Principal subsidiaries

	December 31, 2009		For the year ended
	Total	Total	December 31, 2009
	assets	liabilities	Revenue	Net profit

Daqing Oilfield Company Limited	180,825	63,915	145,906	35,605
CNPC Exploration and Development Company Limited	94,358	21,315	34,282	2,045
PetroChina HongKong Limited	18,231	3,716	4,517	985
     Investment in subsidiaries:

	Initial				Disposal or
	investment	Additional	December	Additional	deduction of	Transferred to	December
	cost	investment	31, 2008	investment	capital	branch	31, 2009

Daqing Oilfield Company Limited	66,720	—	66,720	—	—	—	66,720
CNPC Exploration and Development Company Limited	23,778	—	23,778	—	—	—	23,778
PetroChina HongKong Limited	6,719	—	6,719	—	—	—	6,719
Other			34,402	12,741	(407)	(286)	46,450

Total			131,619	12,741	(407)	(286)	143,667

NOTES TO THE FINANCIAL STATEMENTS
PETROCHINA COMPANY LIMITED	FOR THE YEAR ENDED DECEMBER 31, 2009 (All amounts in RMB millions unless otherwise stated)
15 FIXED ASSETS

	December			December
	31, 2008	Addition	Reduction	31, 2009

Cost
Buildings	101,552	14,262	(2,656)	113,158
Equipment and Machinery	367,781	89,855	(2,875)	454,761
Motor Vehicles	17,801	3,277	(535)	20,543
Other	9,532	4,377	(2,842)	11,067

Total	496,666	111,771	(8,908)	599,529

Accumulated depreciation
Buildings	(26,565)	(5,378)	1,033	(30,910)
Equipment and Machinery	(179,100)	(25,100)	2,255	(201,945)
Motor Vehicles	(8,846)	(1,670)	461	(10,055)
Other	(4,611)	(795)	1,709	(3,697)

Total	(219,122)	(32,943)	5,458	(246,607)

Fixed assets, net
Buildings	74,987			82,248
Equipment and Machinery	188,681			252,816
Motor Vehicles	8,955			10,488
Other	4,921			7,370

Total	277,544			352,922

Provision for impairment
Buildings	(3,157)	(251)	146	(3,262)
Equipment and Machinery	(18,117)	(256)	259	(18,114)
Motor Vehicles	(38)	—	—	(38)
Other	(35)	(1)	1	(35)

Total	(21,347)	(508)	406	(21,449)

Net book value
Buildings	71,830			78,986
Equipment and Machinery	170,564			234,702
Motor Vehicles	8,917			10,450
Other	4,886			7,335

Total	256,197			331,473

     Depreciation provided on fixed assets for the year ended December 31, 2009 was RMB 30,891. Cost transferred from construction in progress to fixed assets was RMB 73,783.
     As of December 31, 2009, the Group’s fixed assets under operating leases are mainly equipment and machinery, the net book value of which amounted to RMB 469.
     As of December 31, 2009, fixed assets of RMB 235 are pledged as collateral for the Group’s short-term borrowings of RMB 175 (Note 23), and fixed assets of RMB 944 are pledged as collateral for the Group’s long-term borrowings of RMB 425 (Note 33).

NOTES TO THE FINANCIAL STATEMENTS
PETROCHINA COMPANY	FOR THE YEAR ENDED DECEMBER 31, 2009
LIMITED	(All amounts in RMB millions unless otherwise stated)
16 OIL AND GAS PROPERTIES

	December			December
	31, 2008	Addition	Reduction	31, 2009

Cost
Mineral interests in unproved properties	2,390	—	(2)	2,388
Wells and related facilities	788,242	108,277	(9,800)	886,719

Total	790,632	108,277	(9,802)	889,107

Accumulated depletion
Wells and related facilities	(310,226)	(55,505)	4,856	(360,875)

Total	(310,226)	(55,505)	4,856	(360,875)

Oil and gas properties, net
Mineral interests in unproved properties	2,390			2,388
Wells and related facilities	478,016			525,844

Total	480,406			528,232

Provision for impairment
Mineral interests in unproved properties	—	—	—	—
Wells and related facilities	(7,316)	(1,580)	123	(8,773)

Total	(7,316)	(1,580)	123	(8,773)

Net book value
Mineral interests in unproved properties	2,390			2,388
Wells and related facilities	470,700			517,071

Total	473,090			519,459

     Depletion provided on oil and gas properties for the year ended December 31, 2009 was RMB 55,221.
     As of December 31, 2009, the asset retirement obligations capitalised in the cost of oil and gas properties amounted to RMB 39,398. Related depletion charge for the year ended December 31, 2009 was RMB 3,144.
17 CONSTRUCTION MATERIALS
     The Group’s construction materials mainly represent the actual cost of materials purchased for construction projects.

NOTES TO THE FINANCIAL STATEMENTS
PETROCHINA COMPANY	FOR THE YEAR ENDED DECEMBER 31, 2009
LIMITED	(All amounts in RMB millions unless otherwise stated)
18 CONSTRUCTION IN PROGRESS

				Transferred					Including:
				to fixed			Proportion of		capitalised
				assets or oil			construction	Capitalised	interest
		December		and gas	Other	December	compared to	interest	expense for	Source
Project Name	Budget	31, 2008	Addition	properties	Reduction	31, 2009	budget %	expense	current year	of fund

Guangxi Petrochemical 10 million tons / year refinery	15,120	7,232	5,575	(25)	—	12,782	85	295	192	Self & Loan
Lanzhou-Zhengzhou- Changsha pipeline	11,900	8,579	1,419	(5,143)	—	4,855	84	437	226	Self & Loan
West-East pipeline II	142,243	14,753	30,667	(2)	—	45,418	32	1,136	880	Self & Loan
Fushun Petrochemical 1 million tons / year ethylene technology development	15,606	1,369	1,609	—	—	2,978	19	71	53	Self & Loan
Other		128,828	196,142	(165,749)	(12,240)	146,981		1,540	1,850

		160,761	235,412	(170,919)	(12,240)	213,014		3,479	3,201
Less: Provision for impairment		(265)				(275)

		160,496				212,739

     For the year ended December 31, 2009, the capitalised interest expense amounted to RMB 3,201 (2008: RMB 2,752). The annual interest rates used to determine the capitalised amount in 2009 are 5.184%.

NOTES TO THE FINANCIAL STATEMENTS
PETROCHINA COMPANY	FOR THE YEAR ENDED DECEMBER 31, 2009
LIMITED	(All amounts in RMB millions unless otherwise stated)
19 INTANGIBLE ASSETS

	December			December
	31, 2008	Addition	Reduction	31, 2009

Cost
Land use rights	19,922	3,697	(133)	23,486
Patents	2,979	9	(4)	2,984
Other (i)	7,470	5,479	(277)	12,672

Total	30,371	9,185	(414)	39,142

Accumulated amortisation
Land use rights	(2,415)	(643)	24	(3,034)
Patents	(1,466)	(202)	—	(1,668)
Other	(2,209)	(1,001)	115	(3,095)

Total	(6,090)	(1,846)	139	(7,797)

Intangible assets, net
Land use rights	17,507			20,452
Patents	1,513			1,316
Other	5,261			9,577

Total	24,281			31,345

Provision for impairment	(656)	(108)	41	(723)

Net book value	23,625			30,622

(i)	Other intangible assets principally include non-proprietary technology and trademark use right etc.
     Armotisation provided on intangible assets for the year ended December 31, 2009 was RMB 1,760.
     Research and development expenditures for the year ended December 31, 2009 amounted to RMB 9,887 (2008: RMB 7,760), which have been recognised in the income statement.
     As of December 31, 2009, intangible assets of RMB 13 are pledged as collateral for the Group’s short-term borrowings of RMB 6 (Note 23), and intangible assets of RMB 362 are pledged as collateral for the Group’s long-term borrowings of RMB 240 (Note 33).
20 GOODWILL
     The goodwill of the Group was mainly generated from a business combination not under common control (Note 7(2)).

NOTES TO THE FINANCIAL STATEMENTS
PETROCHINA COMPANY	FOR THE YEAR ENDED DECEMBER 31, 2009
LIMITED	(All amounts in RMB millions unless otherwise stated)
21 LONG-TERM PREPAID EXPENSES

	December			December
	31, 2008	Addition	Reduction	31, 2009

Advance lease payments (i)	9,326	2,564	(1,555)	10,335
Other	4,017	1,621	(1,021)	4,617

Total	13,343	4,185	(2,576)	14,952

(i)	Advance lease payments are principally for use of land sub-leased from entities other than the PRC land authorities.
     Armotisation provided on long-term prepaid expenses for the year ended December 31, 2009 was RMB 2,385.
22 PROVISION FOR ASSETS

	December		Reduction		December
	31, 2008	Addition	Reversal	Write-off	31, 2009

Bad debts provision	6,366	142	(240)	(403)	5,865
Including:
Bad debts provision for accounts receivable	2,423	38	(105)	(232)	2,124
Bad debts provision for other receivables	3,898	91	(130)	(146)	3,713
Bad debts provision for advances to suppliers	45	13	(5)	(25)	28
Provision for declines in the value of inventories	9,211	377	(23)	(8,699)	866
Provision for impairment of available-for-sale financial assets	534	2	—	(22)	514
Provision for impairment of long-term equity investments	187	8	—	(4)	191
Provision for impairment of fixed assets	21,347	508	—	(406)	21,449
Provision for impairment of oil and gas properties	7,316	1,580	—	(123)	8,773
Provision for impairment of construction in progress	265	11	—	(1)	275
Provision for impairment of intangible assets	656	108	—	(41)	723

Total	45,882	2,736	(263)	(9,699)	38,656

23 SHORT-TERM BORROWINGS

	December 31, 2009	December 31, 2008

Guarantee — RMB	144	80
Pledge — RMB	5,003	361
Impawn — RMB	1,322	1,480
Unsecured — USD	12,278	7,896
Unsecured — RMB	55,875	77,955

	74,622	87,772

     As of December 31, 2009, the short-term guaranteed borrowings are guaranteed by CNPC and its subsidiaries.

NOTES TO THE FINANCIAL STATEMENTS
PETROCHINA COMPANY	FOR THE YEAR ENDED DECEMBER 31, 2009
LIMITED	(All amounts in RMB millions unless otherwise stated)
     As of December 31, 2009, the short-term pledged borrowings were secured by inventories with a net book value of RMB 120 (2008: RMB 10), fixed assets of a net book value of RMB 235 (2008: RMB 759), intangible assets with a net book value of RMB 13 (2008: RMB 5) and other cash balances of RMB 4,740 (2008: Nil) as collateral.
     As of December 31, 2009, the short-term impawned borrowings were secured by notes receivable of RMB 1,050 (2008: RMB 1,480) and other current assets of RMB 315 (2008: Nil).
     The weighted average interest rate for short-term borrowings as of December 31, 2009 is 3.15% per annum (2008: 4.02%).
24 NOTES PAYABLE
     As of December 31, 2009 and 2008, notes payable represented mainly trade accepted notes. All notes are matured within one year.
25 ACCOUNTS PAYABLE
     As of December 31, 2009, accounts payable included amounts payable to shareholders who hold 5% or more of the voting rights in the Company RMB 52,044 (2008: RMB 38,202).
     As of December 31, 2009, accounts payable aged over one year amounted to RMB 16,040 (2008: RMB 12,067), and mainly comprised of payables to several suppliers and were not settled.
26 ADVANCES FROM CUSTOMERS
     As of December 31, 2009, advances from customers included amount payable to shareholders who hold 5% or more of the voting rights in the Company RMB 418 (2008: RMB 801).
27 EMPLOYEE COMPENSATION PAYABLE

	December			December
	31, 2008	Addition	Reduction	31, 2009

Wages, salaries and allowances	3,832	44,252	(45,173)	2,911
Staff Welfare	9	3,555	(3,564)	—
Social security contributions	1,122	12,284	(12,723)	683
Including: Medical insurance	482	2,838	(2,974)	346
Basic endowment insurance	335	6,836	(7,011)	160
Unemployment insurance	49	534	(551)	32
Work-related injury insurance	33	324	(321)	36
Maternity insurance	13	145	(147)	11
Housing fund	73	3,983	(4,011)	45
Labour union funds and employee education funds	1,198	1,677	(1,517)	1,358
Other	143	276	(311)	108

	6,377	66,027	(67,299)	5,105

     As of December 31, 2009, employee benefits payable did not contain any balance in arrears.

NOTES TO THE FINANCIAL STATEMENTS
PETROCHINA COMPANY	FOR THE YEAR ENDED DECEMBER 31, 2009
LIMITED	(All amounts in RMB millions unless otherwise stated)
28 TAXES PAYABLE

	December 31, 2009	December 31, 2008

Income tax payable	9,721	1,271
Consumption tax payable	8,087	1,225
Crude oil special levy payable	9,897	8,677
Other	7,258	4,028

	34,963	15,201

29 OTHER PAYABLES
     As of December 31, 2009, other payables included amounts payable to shareholders who hold 5% or more of the voting rights in the Company RMB 2,627 (2008: RMB 2,751).
     As of December 31, 2009, other payables mainly comprised deposits and payments made on behalf, and other payables aged over one year amounted to RMB 5,639 (2008: RMB 5,361).
30 PROVISIONS

	December 31, 2008	Addition	Reduction	December 31, 2009

Assets retirement obligations	36,262	9,105	(620)	44,747

	36,262	9,105	(620)	44,747

     Assets retirement obligations are related to oil and gas properties.
31 CURRENT PORTION OF NON-CURRENT LIABILITIES

	December 31, 2009	December 31, 2008

Long-term borrowings due within one year
Guarantee — USD	67	63
Guarantee — RMB	145	—
Impawn — RMB	20	170
Pledge — RMB	10	—
Unsecured — RMB	11,363	5,406
Unsecured — USD	2,427	66
Unsecured — Other	26	22

	14,058	5,727
Debentures payable due within one year	171	171

	14,229	5,898

     The above-mentioned long-term guaranteed borrowings due within one year were guaranteed by CNPC and its subsidiaries.

NOTES TO THE FINANCIAL STATEMENTS
PETROCHINA COMPANY	FOR THE YEAR ENDED DECEMBER 31, 2009
LIMITED	(All amounts in RMB millions unless otherwise stated)
     The five largest long-term borrowings due within one year:

					December 31, 2009		December 31, 2008
	Starting	Termination			Foreign		Foreign
	date	date	Currency	Rate	currency	RMB	currency	RMB

Industrial and Commercial Bank of China Ltd.	March 2, 2007	March 1, 2010	RMB	4.86%	—	6,000	—	—

China Petroleum Finance Company Limited	March 14, 2007	March 13, 2010	RMB	5.04%	—	4,000	—	—

Bank of China	July 18, 2007	July 17, 2010	USD	LIBOR plus 0.40%	150	1,024	—	—

Bank of China	June 29, 2007	June 26, 2010	USD	LIBOR plus 0.30%	150	1,024	—	—

China Petroleum Finance Company Limited	October 21, 2005	August 12, 2010	RMB	4.61%	—	461	—	—

						12,509		—

32 OTHER CURRENT LIABILITIES

	December 31, 2009	December 31, 2008

Short-term financing bills	60,000	—
Other	2,554	882

	62,554	882

33 LONG-TERM BORROWINGS

	December 31, 2009	December 31, 2008

Pledge — USD	819	1,367
Pledge — RMB	665	195
Impawn — RMB	95	—
Guarantee — USD	345	407
Guarantee — RMB	665	454
Unsecured — RMB	22,754	22,602
Unsecured — USD	25,019	9,184
Unsecured — Other	202	227

	50,564	34,436
Less: Long-term borrowings due within one year (Note 31)	(14,058)	(5,727)

	36,506	28,709

PETROCHINA COMPANY LIMITED	NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2009 (All amounts in RMB millions unless otherwise stated)
     As of December 31, 2009, the above-mentioned long-term pledged borrowings were secured by time deposits of USD 120 million (2008: USD 200 million) (Note 8), fixed assets of RMB 944 (2008: RMB 410) (Note 15) and intangible assets of RMB 362 (2008: Nil) (Note 19).
     The above-mentioned long-term impawned borrowings were impawned by the fees collection rights derived from sales of natural gas.
     The above-mentioned long-term guaranteed borrowings were guaranteed by CNPC and its subsidiaries.
     The maturities of long-term borrowings at the dates indicated are analysed as follows:

	December 31,	December 31
	2009	2008

Between one to two years	10,041	15,271
Between two to five years	16,321	3,762
After five years	10,144	9,676

	36,506	28,709

     The weighted average interest rate for long-term borrowings as of December 31, 2009 is 3.20% (2008: 4.91%).
     The fair values of long-term borrowings amounted to RMB 50,328 (2008: RMB 34,088). The fair values are based on discounted cash flows using applicable discount rates based upon the prevailing market rates as at balance sheet date of the Group’s availability of financial instruments (terms and characteristics similar to the borrowings).
     The five largest long-term borrowings:

					December 31, 2009		December 31, 2008
	Starting	Termination			Foreign		Foreign
	date	date	Currency	Rate	currency	RMB	currency	RMB

China Petroleum Finance Company Limited	August 5, 2009	August 5, 2011	USD	LIBOR plus 1.00%	1,000	6,828	—	—
Bank of China	July 15, 2009	June 16, 2014	USD	LIBOR plus 1.00%	760	5,189	—	—
China Petroleum Finance Company	June 5, 2009	June 5, 2012	RMB	4.32%	—	5,000	—	—
China Petroleum Finance Company	April 22, 2002	April 22, 2032	RMB	4.75%	—	2,800	—	2,800
Bank of China	June 22, 2009	June 16, 2014	USD	LIBOR plus 1.00%	407	2,779	—	—

						22,596		2,800

PETROCHINA COMPANY LIMITED	NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2009 (All amounts in RMB millions unless otherwise stated)
34 DEBENTURES PAYABLE

			Annual
	Issue	Term of	interest	December			December
Debentures’ Name	date	Debentures	rate%	31, 2008	Addition	Reduction	31, 2009

2003 PetroChina Company Limited Corporate debentures	October 28, 2003	10 - year	4.11	1,500	—	—	1,500
2006 PetroChina Company Limited Corporate debentures	October 23, 2006	5 - year	3.76	2,000	—	—	2,000
2009 PetroChina Company Limited Corporate first medium-term notes	January 13, 2009	3 - year	2.70	—	15,000	—	15,000
2009 PetroChina Company Limited Corporate second medium-term notes	March 19, 2009	3 - year	2.28	—	15,000	—	15,000
2009 PetroChina Company Limited Corporate third medium-term notes	May 26, 2009	5 - year	3.35	—	15,000	—	15,000
Other				814	—	(178)	636

				4,314	45,000	(178)	49,136

Less: Debentures Payable due within one year				(171)			(171)

				4,143			48,965

     The above-mentioned debentures were issued at the par value, without premium or discount.
     The fair values of the debentures amounted to RMB 47,733 (2008: RMB 4,020). The fair values are based on discounted cash flows using an applicable discount rate which is based on the prevailing market rates as at the balance sheet date of the Company’s availability of financial instruments (terms and characteristics similar to the borrowings).
35 DEFERRED TAX ASSETS AND LIABILITIES
     Deferred tax assets and liabilities before offset are listed as below:
     (a) Deferred tax assets

	December 31, 2009		December 31, 2008
		Deductible		Deductible
	Deferred	temporary	Deferred	temporary
	tax assets	differences	tax assets	differences

Provision for impairment of assets	5,352	21,907	8,051	33,086
Wages and welfare	586	2,742	432	1,823
Carry forward of losses	166	795	294	1,481
Other	7,458	30,299	5,920	23,608

	13,562	55,743	14,697	59,998

PETROCHINA COMPANY LIMITED	NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2009 (All amounts in RMB millions unless otherwise stated)
     (b) Deferred tax liabilities

	December 31, 2009		December 31, 2008
		Taxable		Taxable
	Deferred	temporary	Deferred	temporary
	tax liabilities	differences	tax liabilities	differences

Depreciation and depletion of fixed assets and oil and gas properties	32,228	133,277	25,136	105,673
Other	2,538	16,084	1,658	13,840

	34,766	149,361	26,794	119,513

     Deferred tax assets and liabilities after offset are listed as below:

	December 31,	December 31,
	2009	2008

Deferred tax assets	289	497
Deferred tax liabilities	21,493	12,594
36 SHARE CAPITAL

	December 31,	December 31,
	2009	2008

H shares	21,099	21,099
A shares	161,922	161,922

	183,021	183,021

     The assets and liabilities injected by CNPC in 1999 had been valued by China Enterprise Appraisal Co. The net assets injected by CNPC had been exchanged for 160 billion state-owned shares of the Company with a par value of RMB 1.00 yuan per share. The excess of the value of the net assets injected over the par value of the state-owned shares had been recorded as capital surplus.
     Pursuant to the approval of CSRC, on April 7, 2000, the Company issued 17,582,418,000 foreign capital stock, in which 1,758,242,000 shares were converted from the prior state-owned shares of the Company owned by CNPC.
     The above-mentioned foreign capital stock represented by 13,447,897,000 H shares and 41,345,210 ADS (each representing 100 H shares), were listed on The Stock Exchange of Hong Kong Limited and the New York Stock Exchange Inc. on April 7, 2000 and April 6, 2000, respectively.
     The Company issued 3,196,801,818 new H shares with a par value of RMB 1.00 yuan per share on September 15, 2005. CNPC also converted 319,680,182 state-owned shares it held into H shares and sold them concurrently with PetroChina’s issuance of new H shares.
     The Company issued 4,000,000,000 A shares with a par value of RMB 1.00 yuan per share on October 31, 2007. The A shares were listed on the Shanghai Stock Exchange on November 5, 2007.
     Following the issuance of the A shares, all the existing state-owned shares issued before November 5, 2007 held by CNPC have been registered with the China Securities Depository and Clearing Corporation Limited as A shares.

PETROCHINA COMPANY LIMITED	NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2009 (All amounts in RMB millions unless otherwise stated)
37 CAPITAL SURPLUS

	December			December
	31, 2008	Addition	Reduction	31, 2009

Capital premium	74,403	—	(248)	74,155
Other capital surplus
Capital surplus under the old CAS	40,955	—	—	40,955
Fair values of available-for-sale financial assets	24	140	—	164
Other	132	973	—	1,105

	115,514	1,113	(248)	116,379

38 SURPLUS RESERVES

	December			December
	31, 2008	Addition	Reduction	31, 2009

Statutory Surplus Reserves	115,426	9,981	—	125,407
Discretionary Surplus Reserves	40	—	—	40
Special Reserve — Safety Fund (Note 5)	6,750	—	(6,750)	—

	122,216	9,981	(6,750)	125,447

     Pursuant to the Company Law of PRC, the Company’s Articles of Association and the resolution of Board of Directors, the Company is required to transfer 10% of its net profit to a Statutory Surplus Reserves. Appropriation to the Statutory Surplus Reserves may be ceased when the fund aggregates to 50% of the Company’s registered capital. The Statutory Surplus Reserves may be used to make good previous years’ losses or to increase the capital of the Company upon approval.
     The Discretionary Surplus Reserves is approved by a resolution of shareholders’ general meeting after Board of Directors’ proposal. The Company may convert its Discretionary Surplus Reserves to make good previous years’ losses or to increase the capital of the Company. The Company has not extracted Discretionary Surplus Reserves for the year ended December 31, 2009 (2008: None).

PETROCHINA COMPANY LIMITED	NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2009 (All amounts in RMB millions unless otherwise stated)
39 UNDISTRIBUTED PROFITS

2009

Undistributed profits at beginning of the period (unadjusted)	373,793
Adjustments (a)	(127)
Undistributed profits at beginning of the period (adjusted)	373,666
Add: Net profit attributable to equity holders of the Company	103,173
Special reserve — Safety Fund	2,280
Less: Appropriation to statutory surplus reserves	(9,981)
Ordinary share dividends payable (b)	(50,092)

Undistributed profits at end of the period	419,046

(a)	Business combination under common control during current period resulted in a decrease of RMB 127 in undistributed profits at beginning of the period.

(b)	At the meeting on March 25, 2010, the Board of Directors proposed final dividends attributable to equity holders of the Company in respect of 2009 of RMB 0.13003 yuan per share, amounting to a total of RMB 23,799, according to the issued 183,021 million shares. These consolidated financial statements do not reflect this dividend payable as the final dividends were proposed after the balance sheet date and have not been approved by shareholders in the Annual General Meeting.
40 MINORITY INTEREST
     Minority interest attributable to minority shareholders of subsidiaries

	December 31,	December 31,
	2009	2008

CNPC Exploration and Development Company Limited	31,333	32,650
PetroKazakhstan Inc.	4,755	6,247
CNPC (Hong Kong) Limited	6,972	4,226
Other	17,269	13,625

	60,329	56,748

41 OPERATING INCOME AND COST OF SALES

	Group
	2009	2008

Income from principal operations (a)	991,945	1,041,094
Income from other operations (b)	27,330	31,510

	1,019,275	1,072,604

	Group
	2009	2008

Cost of sales from principal operations (a)	605,898	653,600
Cost of sales from other operations (b)	27,202	31,037

	633,100	684,637

PETROCHINA COMPANY LIMITED	NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2009 (All amounts in RMB millions unless otherwise stated)
     Income from the Group’s five largest customers for the year ended December, 2009 was RMB 139,971, representing 14% of the Group’s total operating income.

	Company
	2009	2008

Income from principal operations (a)	707,316	752,147
Income from other operations (b)	15,255	18,878

	722,571	771,025

	Company
	2009	2008
Cost of sales from principal operations (a)	431,786	569,093
Cost of sales from other operations (b)	16,172	18,728

	447,958	587,821

     Income from the Company’s five largest customers for the year ended December 31, 2009 was RMB 63,258, representing 9% of the Company’s total operating income.
     (a) Income from and cost of sales from principal operations

	Group
	2009		2008
	Income	Cost	Income	Cost

Exploration and production	391,862	216,733	611,330	237,353
Refining and Chemicals	493,645	362,110	553,149	605,422
Marketing	764,358	705,885	771,306	722,138
Natural gas and pipeline	76,463	54,024	62,440	44,602
Other	293	206	235	152
Intersegment elimination	(734,676)	(733,060)	(957,366)	(956,067)

Total	991,945	605,898	1,041,094	653,600

	Company
	2009		2008
	Income	Cost	Income	Cost

Exploration and production	305,382	222,538	475,615	295,478
Refining and Chemicals	493,056	361,728	548,902	601,119
Marketing	481,990	436,175	494,132	451,805
Natural gas and pipeline	64,673	47,032	56,390	42,301
Other	117	150	165	137
Intersegment elimination	(637,902)	(635,837)	(823,057)	(821,747)

Total	707,316	431,786	752,147	569,093

PETROCHINA COMPANY LIMITED	NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2009 (All amounts in RMB millions unless otherwise stated)
     (b) Income from and cost of sales from other operations

	Group
	2009		2008
	Income	Cost	Income	Cost

Sale of materials	10,248	10,117	13,290	13,128
Other	17,082	17,085	18,220	17,909

Total	27,330	27,202	31,510	31,037

	Company
	2009		2008
	Income	Cost	Income	Cost

Sale of materials	3,786	3,671	6,133	6,017
Other	11,469	12,501	12,745	12,711

Total	15,255	16,172	18,878	18,728

42 TAX AND LEVIES ON OPERATIONS

	2009	2008

Business tax	1,217	1,009
City maintenance and construction tax	9,090	5,567
Educational surcharge	4,583	2,738
Consumption tax	82,429	13,570
Resource tax	6,336	4,293
Crude oil special levy	20,020	85,291
Other	6,081	4,008

	129,756	116,476

43 FINANCE EXPENSES

	2009	2008

Interest expense	5,272	3,044
Less: Interest income	(1,459)	(2,277)
Exchange losses	1,335	2,855
Less: Exchange gains	(552)	(1,774)
Other	596	476

	5,192	2,324

PETROCHINA COMPANY LIMITED	NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2009 (All amounts in RMB millions unless otherwise stated)
44 ASSET IMPAIRMENT LOSSES

	2009	2008

Impairment losses for bad debts provision	(123)	4
Impairment losses for declines in the value of inventories	354	8,593
Impairment losses for available-for-sale financial assets	2	45
Impairment losses for fixed assets and oil and gas properties	2,088	16,031
Impairment losses for intangible assets	108	81
Impairment losses for construction in progress	11	1
Impairment losses for long-term equity investments	8	29

	2,448	24,784

45 INVESTMENT INCOME

	Group
	2009	2008

Gain on available-for-sale financial assets	183	264
Share of profit of associates and jointly controlled entities	1,184	4,290
Gain/(loss) on disposal of long-term equity investments	23	(3)
Gain on disposal of subsidiaries	22	330
Other	(3)	(156)

	1,409	4,725

     The investment income from the top 5 long-term equity investments accounted for using the equity method which accounted for the highest proportion of the Group’s profit before taxation was RMB 1,820 (2008: RMB 3,308).

	Company
	2009	2008

Gain on available-for-sale financial assets	81	114
Share of profit of associates and jointly controlled entities	261	(200)
Dividends declared by subsidiaries	38,406	98,701
Gain on disposal of long-term equity investments	91	1
Loss on disposal of subsidiaries	(205)	(3)
Other	3	80

	38,637	98,693

     The investment income from the top 5 long-term equity investments accounted for using the equity method which accounted for the highest proportion of the Company’s profit before taxation was RMB 193 (2008: RMB 423).

NOTES TO THE FINANCIAL STATEMENTS
PETROCHINA COMPANY LIMITED	FOR THE YEAR ENDED DECEMBER 31, 2009 (All amounts in RMB millions unless otherwise stated)
46 NON-OPERATING INCOME AND EXPENSES
     (a) Non-operating income

	2009	2008

Gains on disposal of fixed assets and oil and gas properties	1,338	284
Government grants (i)	1,097	16,914
Other	1,246	875

	3,681	18,073

(i)	Government grants during the year 2008 primarily comprise financial support measures provided by the PRC government to ensure supply of crude oil and refined products in the domestic market implemented from 2008.
     (b) Non-operating expenses

	2009	2008

Loss on disposal of fixed assets and oil and gas properties	3,071	3,196
Fines	320	319
Donation	161	203
Extraordinary loss	511	918
Other	4,616	1,673

	8,679	6,309

47 TAXATION

	2009	2008

Income taxes	24,862	43,423
Deferred taxes	8,527	(8,236)

	33,389	35,187

     The tax on the Group’s profit before taxation differs from the theoretical amount that would arise using the corporate income tax rate in the PRC applicable to the Group as follows:

	2009	2008

Profit before taxation	139,767	161,284

Tax calculated at a tax rate of 25%	34,942	40,321
Prior year tax return adjustment	(2,216)	25
Effect of income taxes from international operations in excess of taxes at the PRC statutory tax rate	1,820	6,876
Effect of preferential tax rate	(5,488)	(10,885)
Effect of change of the statutory corporate income tax rate on deferred tax	(184)	(3,134)
Tax effect of income not subject to tax	(1,140)	(1,357)
Tax effect of expenses not deductible for tax purposes	5,655	3,341

Taxation	33,389	35,187

NOTES TO THE FINANCIAL STATEMENTS
PETROCHINA COMPANY LIMITED	FOR THE YEAR ENDED DECEMBER 31, 2009 (All amounts in RMB millions unless otherwise stated)
48 EARNINGS PER SHARE
     Basic and diluted earnings per share for the year ended December 31, 2009 and 2008 have been computed by dividing profit attributable to owners of the Company by the 183,021 million shares issued and outstanding during the period.
     There are no potential dilutive ordinary shares, and the diluted earnings per share are equal to the basic earnings per share.
49 OTHER COMPREHENSIVE INCOME

	2009	2008

Fair value gain/(loss) from available-for-sale financial assets	191	(340)
Less: Income tax relating to available-for-sale financial assets	(38)	67

Sub-total	153	(273)

Currency translation differences	(3,500)	(2,676)

Other comprehensive income	(3,347)	(2,949)

50 NOTES TO CONSOLIDATED CASH FLOW
     (a) Reconciliation from the net profit to the cash flow operating activities

	Group		Company
	2009	2008	2009	2008

Net profit	106,378	126,097	99,808	127,702
Add: Impairment of asset, net	2,448	24,784	2,264	22,971
Depreciation and depletion of fixed assets and oil and gas properties	86,112	75,285	62,400	55,518
Amortisation of intangible assets	1,760	1,445	1,481	1,199
Amortisation of long-term prepaid expenses	2,385	2,261	1,953	1,964
Loss on disposal of fixed assets, oil and gas properties, intangible assets and other long-term assets	11,763	13,273	9,233	10,427
Finance expense	3,813	767	3,698	793
Investment income	(1,409)	(4,725)	(38,637)	(98,693)
Increase/(decrease) in deferred taxation	8,527	(8,236)	6,245	(6,113)
Increase in inventories	(20,044)	(10,775)	(12,781)	(17,878)
Decrease/(increase) in operating receivables	16,070	(27,112)	27,065	16,930
Increase/(decrease) in operating payables	50,214	(15,924)	5,571	(65,680)

Net cash from operating activities	268,017	177,140	168,300	49,140

NOTES TO THE FINANCIAL STATEMENTS
PETROCHINA COMPANY LIMITED	FOR THE YEAR ENDED DECEMBER 31, 2009 (All amounts in RMB millions unless otherwise stated)
     (b) Net increase/(decrease) in cash and cash equivalents

	Group		Company
	2009	2008	2009	2008

Cash at end of the period	86,925	33,150	66,888	21,759
Less: Cash at beginning of the period	(33,150)	(68,817)	(21,759)	(60,332)
Add: Cash equivalents at end of the period	—	—	—	—
Less: Cash equivalents at beginning of the period	—	—	—	—

Increase/(decrease) in cash and cash equivalents	53,775	(35,667)	45,129	(38,573)

     (c) Cash and cash equivalents

	Group		Company
	December 31, 2009	December 31, 2008	December 31, 2009	December 31, 2008

Cash at bank and on hand	88,284	46,085	66,888	31,759
Less: Time deposits with maturities over 3 months	(1,359)	(12,935)	—	(10,000)

Cash and cash equivalents at end of the period	86,925	33,150	66,888	21,759

51 SEGMENT REPORTING
     With effect from January 1, 2009, the Group has redefined its operating segments as follows:
•	The businesses of refining of crude oil and petroleum products and the production and marketing of primary petrochemical products, derivative petrochemical products and other chemical products have been combined to form a new Refining and Chemicals segment.

•	The marketing of refined products and trading business are now included in a new Marketing segment.
     The Group is principally engaged in a broad range of petroleum related products, services and activities. From a products and services perspective and pursuant to the above re-segmentation, the Group’s operating segments comprise: Exploration and Production, Refining and Chemicals, Marketing, and Natural Gas and Pipeline. Comparative amounts have been restated to reflect the re-segmentation. Additionally, the Group has presented turnover from external customers attributed based on regions with similar risk profile.
     The Exploration and Production segment is engaged in the exploration, development, production and marketing of crude oil and natural gas.
     The Refining and Chemicals segment is engaged in the refining of crude oil and petroleum products, production and marketing of primary petrochemical products, and derivative petrochemical products and other chemical products.
     The Marketing segment is engaged in the marketing of refined products and trading business.
     The Natural Gas and Pipeline segment is engaged in the transmission of natural gas, crude oil and refined products and the sale of natural gas.

NOTES TO THE FINANCIAL STATEMENTS
PETROCHINA COMPANY LIMITED	FOR THE YEAR ENDED DECEMBER 31, 2009 (All amounts in RMB millions unless otherwise stated)
     Other segment relates to cash management and financing activities, the corporate center, research and development, and other business services supporting the operating business segments of the Group.
     Sales between operating segments are conducted principally at market prices. On the basis of these operating segments, the management of the Company assesses the segmental operating results and allocates resources.
     The accounting policies of the operating segments are the same as those described in Note 4 - “Principal Accounting Policies and Accounting Estimates”.
     The segment information for the operating segments for the year ended December 31, 2009 and 2008 are as follows:
     (1) Operating segments
     (a) Segment information as of and for the year ended December 31, 2009 is as follows:

	Exploration	Refining		Natural
	and	and		Gas and
	Production	Chemicals	Marketing	Pipeline	Other	Total

Revenue	405,326	501,300	768,295	77,658	1,372	1,753,951
Less: Intersegment revenue	(308,649)	(381,522)	(35,489)	(8,756)	(260)	(734,676)

Revenue from external customers	96,677	119,778	732,806	68,902	1,112	1,019,275

Segment expenses (i)	(263,643)	(202,282)	(369,945)	(21,822)	(10,587)	(868,279)

Segment result	109,121	17,994	14,284	18,941	(9,344)	150,996

Unallocated expenses						(6,231)

Operating profit						144,765

Segment assets	778,093	257,275	242,886	198,876	1,095,844	2,572,974
Other assets						289
Elimination of intersegment balances						(1,122,521)

Total assets						1,450,742

Segment liabilities	280,573	98,590	142,254	92,538	357,107	971,062
Other liabilities						56,456
Elimination of intersegment balances						(484,887)

Total liabilities						542,631

Depreciation, depletion and amortisation	63,042	11,631	6,820	7,706	1,058	90,257
Asset impairment losses	1,641	543	268	(4)	—	2,448
Capital expenditure and acquisition
Capital expenditure — Tangible assets	129,017	42,558	18,174	74,754	2,333	266,836
Capital expenditure — Intangible assets	961	1,879	3,162	84	806	6,892
Acquisition (Note 7(2))	—	—	15,296	—	—	15,296

						289,024

NOTES TO THE FINANCIAL STATEMENTS
PETROCHINA COMPANY LIMITED	FOR THE YEAR ENDED DECEMBER 31, 2009 (All amounts in RMB millions unless otherwise stated)
     (b) Segment information as of and for the year ended December 31, 2008 is as follows:

	Exploration	Refining		Natural
	and	and		Gas and
	Production	Chemicals	Marketing	Pipeline	Other	Total

Revenue	626,367	560,729	778,141	63,315	1,418	2,029,970
Less: Intersegment revenue	(500,522)	(396,410)	(53,557)	(6,706)	(171)	(957,366)

Revenue from external customers	125,845	164,319	724,584	56,609	1,247	1,072,604

Segment expenses(i)	(333,891)	(170,455)	(368,011)	(16,112)	(12,232)	(900,701)

Segment result	248,253	(90,345)	8,881	16,016	(10,902)	171,903

Unallocated expenses						(22,383)

Operating profit						149,520

Segment assets	686,305	293,247	200,986	121,503	973,194	2,275,235
Other assets						497
Elimination of intersegment balances						(1,078,770)

Total assets						1,196,962

Segment liabilities	264,230	70,879	132,340	53,294	334,972	855,715
Other liabilities						27,795
Elimination of intersegment balances						(534,987)

Total liabilities						348,523

Depreciation, depletion and amortisation	54,014	11,996	5,803	6,357	821	78,991
Asset impairment losses	5,004	11,416	8,371	(6)	(1)	24,784
Capital expenditure
-Tangible assets	157,194	30,619	4,974	36,848	2,742	232,377
-Intangible assets	1,051	462	2,980	212	392	5,097

(i)	Segment expenses include operating costs, tax and levies on operations, and selling, general and administrative expenses.
     (2) Geographical information

Revenue from external customers	2009	2008

Mainland China	790,748	824,703
Other	228,527	247,901

	1,019,275	1,072,604

Non-current assets (i)	December 31, 2009	December 31, 2008

Mainland China	1,074,756	903,590
Other	77,688	63,434

	1,152,444	967,024

(i)	Non-current assets mainly include non-current assets other than financial instruments and deferred tax assets.

NOTES TO THE FINANCIAL STATEMENTS
PETROCHINA COMPANY LIMITED	FOR THE YEAR ENDED DECEMBER 31, 2009 (All amounts in RMB millions unless otherwise stated)
52 FINANCIAL RISK MANAGEMENT
     1. Financial risk
     The Group’s activities expose it to a variety of financial risks, including market risk, credit risk and liquidity risk.
     (1) Market risk
     (a) Foreign exchange rate risk
     The Group conducts its business primarily in RMB, but maintains a portion of its assets in other currencies to pay for imported crude oil, imported equipment and other materials and to meet foreign currency financial liabilities. The Group is exposed to currency risks arising from fluctuations in various foreign currency exchange rates against the RMB. The RMB is not a freely convertible currency and is regulated by the PRC government. Limitations on foreign exchange transactions imposed by the PRC government could cause future exchange rates to vary significantly from current or historical exchange rates. The Group did not enter into material hedge contracts to hedge against its foreign exchange rate risk during the current year.
     (b) Interest rate risk
     The Group has no significant interest rate risk on interest-bearing assets. The Group’s exposure to interest rate risk arises from its borrowings. The Group’s borrowings at floating rates expose the Group to cash flow interest rate risk and its borrowings at fixed rates expose the Group to fair value interest rate risk. However, the exposure to interest rate risk is not material to the Group. A detailed analysis of the Group’s borrowings, together with their respective interest rates and maturity dates, is included in Note 33.
     (c) Price risk
     The Group is engaged in a wide range of petroleum-related activities. Prices of crude oil and petroleum products are affected by a wide range of global and domestic factors which are beyond the control of the Group. The fluctuations in such prices may have favourable or unfavourable impacts on the Group.
     (2) Credit risk
     Credit risk arises from cash at bank and on hand and credit exposure to customers with outstanding receivable balances.
     A substantial portion of the Group’s cash at bank and on hand are placed with the major state-owned banks and financial institutions in China and management believes that the credit risk is low.
     The Group performs ongoing assessment of the credit quality of its customers and sets appropriate credit limits taking into account the financial position and past history of defaults of customers. The Group’s accounts receivable balances over 3 years have been substantially provided for and accounts receivable balances within one year are generally neither past due nor impaired. The Group’s accounts receivable balances that are neither past due nor impaired are with customers with no recent history of default.

NOTES TO THE FINANCIAL STATEMENTS
PETROCHINA COMPANY LIMITED	FOR THE YEAR ENDED DECEMBER 31, 2009 (All amounts in RMB millions unless otherwise stated)
     The carrying amounts of cash at bank and on hand, accounts receivable, other receivables and notes receivable included in the consolidated balance sheet represent the Group’s maximum exposure to credit risk. No other financial assets carry a significant exposure to credit risk.
     The Group has no significant concentration of credit risk.
     (3) Liquidity risk
     The Group’s liquidity risk management involves maintaining sufficient cash and cash equivalents and availability of funding through an adequate amount of committed credit facilities.
     Given the low level of gearing and continued access to funding, the Group believes that its liquidity risk is not material.
     Analysis of the Group’s financial liabilities based on the remaining period at the balance sheet date to the contractual maturity dates are presented in Note 33.
     2. Capital management
     The Group’s objectives when managing capital are to safeguard its ability to continue as a going concern, optimise returns for equity holders and to minimise its cost of capital. In meeting its objectives of managing capital, the Group may issue new shares, adjust its debt levels or the mix between short-term and long-term borrowings.
     The Group monitors capital on the basis of the gearing ratio which is calculated as interest-bearing borrowings/(interest-bearing borrowings + total equity). The gearing ratio at December 31, 2009 is 20.5% (2008: 13.0%).
     3. Fair value estimation
     The methods and assumptions applied in determining the fair value of each class of financial assets and financial liabilities of the Group at December 31, 2009 and 2008 are disclosed in the respective accounting policies.
     The carrying amounts of the following financial assets and financial liabilities approximate their fair value as all of them are short-term in nature: cash at bank and on hand, accounts receivable, other receivables, accounts payable, other payables and short-term borrowings. The fair values of fixed rate long-term borrowings are likely to be different from their respective carrying amounts. Analysis of the fair values and carrying amounts of long-term borrowings are presented in Note 33.
53 RELATED PARTIES AND RELATED PARTY TRANSACTIONS
     (1) Parent Company and Subsidiaries
     Details about subsidiaries and related information are disclosed in Note 7(1).
     (a) Parent company
     CNPC, the immediate parent of the Company, is a state-controlled enterprise directly controlled by the PRC government. The PRC government is the Company’s ultimate controlling party.

PETROCHINA COMPANY LIMITED	NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2009 (All amounts in RMB millions unless otherwise stated)

	Type of	Place of	Legal
	Legal Entity	incorporation	representative	Principal activities

China National Petroleum Corporation	State-owned and state-controlled enterprises	PRC	Jiang Jiemin	An integrated energy corporation with businesses covering oil and gas exploration and development, refining and petrochemical, oil product marketing, oil and gas storage and transportation, oil trading, engineering and technical services and petroleum equipment manufacturing
     (b) Equity interest and voting rights of parent company

	December 31, 2009		December 31, 2008
	Equity interest %	Voting rights %	Equity interest %	Voting rights %

China National Petroleum Corporation	86.29	86.29	86.71	86.71
     (2) Nature of Related Parties that are not controlled by the Company

Names of related parties	Relationship with the Company

Dalian West Pacific Petrochemical Co., Ltd.	Associate
China Marine Bunker (Petrochina) Co., Ltd.	Jointly controlled entity
Dagang Oilfield (Company) Company Limited	Fellow subsidiary of CNPC
CNPC Oriental Geophysical Exploration Company Limited	Fellow subsidiary of CNPC
China Petroleum Logging Company Limited	Fellow subsidiary of CNPC
Daqing Petroleum Administrative Bureau	Fellow subsidiary of CNPC
Liaohe Petroleum Exploration Bureau	Fellow subsidiary of CNPC
China Petroleum Pipeline Bureau	Fellow subsidiary of CNPC
Daqing Petrochemical Factory	Fellow subsidiary of CNPC
China Petroleum Material Equipment Company	Fellow subsidiary of CNPC
China Petroleum Finance Company Limited (CP Finance)	Fellow subsidiary of CNPC
China National Oil and Gas Exploration and Development Corporation	Fellow subsidiary of CNPC
China National United Oil Corporation	Fellow subsidiary of CNPC
     (3) Summary of Significant Related Party transactions
     Related party transactions with CNPC and its subsidiaries:
     On August 27, 2008, the Company and CNPC entered into a Comprehensive Products and Services Agreement (“the Comprehensive Products and Services Agreement”), amending the original Comprehensive Products and Services Agreements and the First Supplemental Agreement and the Second Supplemental Agreement thereto. The Comprehensive Products and Services Agreement provides for a range of products and services which may be required and requested by either party. The products and services to be provided by the CNPC and its subsidiaries to the Group under the Comprehensive Products and Services Agreement include construction and technical services, production services, supply of material services, social services, ancillary services and financial services. The products and services are provided in accordance with (1) government-prescribed prices; or (2) where there is no government-

PETROCHINA COMPANY LIMITED	NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2009 (All amounts in RMB millions unless otherwise stated)
prescribed price, with reference to relevant market prices; or (3) where neither (1) nor (2) is applicable, the actual cost incurred or the agreed contractual price.
     On March 10, 2000, the Company and CNPC entered into a Land Use Rights Leasing Contract. The Land Use Rights Leasing Contract provides for the lease of 42,476 parcels of land to the business units of the Group with an aggregate area of approximately 1,145 million square meters of land located throughout the PRC for a term of 50 years at an annual fee of RMB 2,000. The total fee payable for the lease of all such property may, after every 10 years, be adjusted by agreement between the Company and CNPC.
     On March 10, 2000, the Company and CNPC entered into a Buildings Leasing Contract. Under the Buildings Leasing Contract, 191 buildings covering an aggregate area of 269,770 square meters located throughout the PRC were leased at an aggregate annual fee of RMB 39 for a term of 20 years. The Company also entered into a Supplemental Buildings Leasing Agreement with CNPC on September 26, 2002, which became effective on January 1, 2003 to lease additional 404 buildings covering 442,730 square meters at an annual rental of approximately RMB 157. The Supplemental Buildings Leasing Agreement will expire at the same time as the Buildings Leasing Agreement.

	Notes	2009	2008

Sales of goods and services rendered to CNPC and its subsidiaries	(1)	32,437	46,645
Purchase of services from CNPC and its subsidiaries:
Fees paid for construction and technical services	(2)	115,529	124,193
Fees for production services	(3)	69,612	65,679
Social services charges	(4)	2,614	2,440
Ancillary services charges	(5)	2,829	2,587
Material supply services	(6)	939	1,350
Financial service
Interest income	(7)	143	114
Interest expense	(8)	3,106	1,623
Other financial service expense	(9)	435	—
Rental paid to CNPC	(10)	2,421	2,376
Purchases of assets from CNPC and its subsidiaries	(11)	2,327	3,576

Notes:

(1)	Primarily crude oil, natural gas, refined products, chemical products and the supply of water, electricity, gas, heat, measurement, quality inspection etc.

(2)	Construction and technical services comprise geophysical survey, drilling, well cementing, logging, well testing, oil testing, oilfield construction, refineries and chemical plants construction, engineering design and supervision, repair of equipment etc.

(3)	Production services comprise the repair of machinery, supply of water, electricity and gas, provision of services such as communications, transportation, fire fighting, asset leasing, environmental protection and sanitation, maintenance of roads, manufacture of replacement parts and machinery, etc.

(4)	Social services comprise mainly security service, education, hospitals, preschool, etc.

(5)	Ancillary services comprise mainly property management and provision of training centres, guesthouses, canteens, public shower rooms, etc.

(6)	Material supply services comprise mainly purchase of materials, quality control, storage of materials and delivery of materials, etc.

(7)	The bank deposits in CP Finance as of December 31, 2009 were RMB 10,433 (2008: RMB 8,424).

(8)	The loans from CNPC and fellow CNPC subsidiaries including short-term borrowings, long-term borrowings due within one year and long-term borrowings as of December 31, 2009 were RMB 81,753 (2008: RMB 80,998).

(9)	Other financial service expense primarily refers to expense of insurance and other services.

PETROCHINA COMPANY LIMITED	NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2009 (All amounts in RMB millions unless otherwise stated)

(10)	Rental was paid for the operating lease of land and buildings at the prices prescribed in the Building and Land Use Rights leasing contract with CNPC.

(11)	Purchases of assets principally represent the purchases of manufacturing equipment, office equipment and transportation equipment.
     Related party transactions with associates and jointly controlled entities:
     The transactions between the Group and its associates and jointly controlled entities are conducted at government-prescribed prices or market prices.

	2009	2008

(a) Sales of goods
— Refined products	11,974	14,194
— Chemical products	145	175
(b) Sales of services	20	—
(c) Purchases of goods	8,243	8,284
(d) Purchases of services	60	137
(e) Purchases of assets	—	—
     (4) Commissioned loans
     The Company, its subsidiaries and associates commissioned CP Finance and other financial institutions to provide loans to each other, charging interest in accordance with the prevailing interest rates. Loans between the Company and its subsidiaries have been eliminated in the consolidated financial statements. As of December 31, 2009, the eliminated commissioned loans totalled RMB 27,624, including short-term loans of RMB 20,392, loans due within one year of RMB 30 and long-term loans of RMB 7,202.
     (5) Guarantees
     The Group provided guarantees of loans for associates, see Note 8.
     CNPC provided guarantees of loans for the Group, see Note 23, Note 31 and Note 33.

PETROCHINA COMPANY LIMITED	NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2009 (All amounts in RMB millions unless otherwise stated)
     (6) Receivables and payables with related parties
     (a) Accounts receivable / Other receivables / Advances to suppliers

	December 31, 2009	December 31, 2008

CNPC and its subsidiaries
Accounts receivable	2,351	4,870
Other receivables	259	1,013
Advances to suppliers	16,037	13,864

Associates and jointly controlled entities
Accounts receivable	1,566	12
Other receivables	407	975
Advances to suppliers	2	102
     As of December 31, 2009, the provisions for bad debts of the receivables from related parties amounted RMB 294 (2008: RMB 283).
     As of December 31, 2009, the receivables from related parties represented 25% (2008: 31%) of total receivables.
     (b) Accounts payable / Other payables / Advances from customers

	December 31, 2009	December 31, 2008

CNPC and its subsidiaries
Accounts payable	52,044	38,202
Other payables	2,627	2,751
Advances from customers	418	801

Associates and jointly controlled entities
Accounts payable	685	19
Other payables	119	89
Advances from customers	112	137
     As of December 31, 2009, the payables to related parties represented 28% (2008: 28%) of total payables.
     (7) Summary of transactions with subsidiaries
     Significant related party transactions with subsidiaries:

	2009	2008

(a) Sales of goods	6,067	6,378
(b) Purchase of goods and services	159,619	275,149
     Receivables and payables with subsidiaries:

	December 31, 2009	December 31, 2008

Other receivables	14,904	10,965
Other payables	358	2,370

PETROCHINA COMPANY LIMITED	NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2009 (All amounts in RMB millions unless otherwise stated)
     (8) Key management personnel compensation

	2009	2008
	RMB’000	RMB’000

Key management personnel compensation	10,364	11,025
54 CONTINGENT LIABILITIES
     (1) Bank and other guarantees
     At December 31, 2009, borrowings of associates of RMB 21 (2008: RMB 43) from CP Finance were guaranteed by the Group. The Group had contingent liabilities in respect of the guarantees from which it is anticipated that no material liabilities will arise.
     (2) Environmental liabilities
     China has adopted extensive environmental laws and regulations that affect the operation of the oil and gas industry. Under existing legislation, however, management believes that there are no probable liabilities, except for the amounts which have already been reflected in the consolidated financial statements, which may have a material adverse effect on the financial position of the Group.
     (3) Legal contingencies
     Notwithstanding certain insignificant lawsuits as well as other proceedings outstanding, management believes that any resulting liabilities will not have a material adverse effect on the financial position of the Group.
     (4) Leasing of roads, land and buildings
     As of December 31, 2009, CNPC is still in the process of completing the process of obtaining the formal land use certificates, necessary governmental procedures for the requisition of collectively-owned land on which gas stations are located and building ownership certificates for buildings transferred to the Group under the Restructuring Agreement entered into between the Company and CNPC in 2000.
     Management confirms that the use of and the conduct of relevant activities at the above-mentioned parcels of land, service stations and buildings are not affected by the fact that the certain relevant land use right certificates or individual building ownership certificates have not been obtained to date or the fact that the relevant governmental procedures have not been completed. In management’s opinion, the outcome of the above events will not have a material adverse effect on the financial position of the Group.
     (5) Group insurance
     The Group has insurance coverage for vehicles and certain assets that are subject to significant operating risks, third-party liability insurance against claims relating to personal injury, property and environmental damages that result from accidents and also employer liabilities insurance. The potential effect on the financial position of the Group of any liabilities resulting future uninsured incidents cannot be estimated by the Group at present.

PETROCHINA COMPANY LIMITED	NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2009 (All amounts in RMB millions unless otherwise stated)
55 COMMITMENTS
     (1) Operating lease commitments
     Operating lease commitments of the Group are mainly for leasing of land and buildings and equipment. Leases range from one to fifty years and usually do not contain renewal options. Future minimum lease payments as of December 31, 2009 under non-cancellable operating leases are as follows:

	December 31, 2009	December 31, 2008

Within one year	4,071	3,634
Between one to two years	3,298	3,149
Between two to three years	3,085	3,617
Thereafter	83,480	84,696

	93,934	95,096

     Operating lease expenses for the year ended December 31, 2009 was RMB 6,780 (2008: RMB 6,324).
(2) Capital commitments
     As of December 31, 2009, the Group’s capital commitments contracted but not provided for were RMB 56,657 (2008: RMB 22,719).
(3) Exploration and production licenses
     The Group is obligated to make annual payments with respect to its exploration and production licenses to the Ministry of Land and Resources. Payments incurred were approximately RMB 752 for the year ended December 31, 2009 (2008: RMB 944).
     Estimated annual payments for the next five years are as follows:

	December 31, 2009	December 31, 2008

Within one year	1,000	1,000
Between one and two years	1,000	1,000
Between two and three years	1,000	1,000
Between three and four years	1,000	1,000
Between four and five years	1,000	1,000
56 EVENTS AFTER BALANCE SHEET DATE
     On Feburary 5, 2010, the Company issued the first tranche of medium-term notes for the year 2010 amounting to RMB 11 billion for a term of 7 years at an interest rate of 4.60% per annum.

PETROCHINA COMPANY LIMITED	SUPPLEMENTARY INFORMATION FOR THE YEAR ENDED DECEMBER 31, 2009 (All amounts in RMB millions unless otherwise stated)
1 NON-RECURRING PROFIT/LOSS ITEMS

	2009	2008

Net loss on disposal of non-current assets	(1,698)	(2,598)
Government grants recognised in the income statement	367	16,006
A subsidiary’s net profit before it was combined as a business combination under common control	103	3,934
Net gain on disposal of available-for-sale financial assets	6	7
Reversal of provisions for bad debts against receivables	240	184
Income on commissioned loans	6	146
Reversal of provision related to unexercised share-appreciation rights	—	1,400
Impact of a change in overseas statutory income tax rates	184	3,134
Other non-operating income and expenses	(4,352)	(2,225)

	(5,144)	19,988

Tax impact of non-recurring profit/loss items	1,348	(4,015)
Impact of minority interest	(112)	(1,451)

	(3,908)	14,522

2 SIGNIFICANT DIFFERENCES BETWEEN IFRS AND CAS
     The consolidated net profit for the year under IFRS and CAS was RMB 106,559 and RMB 106,378 respectively, with a difference of RMB 181; the consolidated shareholders’ equity for the year under IFRS and CAS was RMB 907,701 and RMB 908,111 respectively, with a difference of RMB 410. These differences were primarily due to amortisation and disposal of revaluation for assets other than fixed assets and oil and gas properties revalued in 1999 as well as depreciation, depletion and disposal of fixed assets and oil and gas properties revalued in 2003.
     As the revaluation model is used for subsequent measurement of fixed assets and oil and gas properties by the Group under IFRS, revaluations should be carried out by independent appraisers on a periodic basis. During the Restructuring in 1999, a valuation was carried out on June 30, 1999 for assets and liabilities injected by CNPC. Valuation results other than revaluation surpluses associated with fixed assets and oil and gas properties were not recognised in the financial statements under IFRS. On September 30, 2003, a revaluation of the Group’s refining and chemical production equipment was undertaken on a depreciated replacement cost basis. The result of this revaluation was recognised in the financial statements under IFRS. However, these revaluation results were not recognised in the financial statements under CAS.

PricewaterhouseCoopers 22nd Floor, Prince’s Building Central, Hong Kong Telephone (852) 2289 8888 Facsimile (852) 2810 9888
INDEPENDENT AUDITOR’S REPORT
TO THE SHAREHOLDERS OF PETROCHINA COMPANY LIMITED
(established in the People’s Republic of China with limited liability)
     We have audited the consolidated financial statements of PetroChina Company Limited (the “Company”) and its subsidiaries (the “Group”) set out on pages [ ] to [ ], which comprise the consolidated and Company statements of financial position as at December 31, 2009, and the consolidated statements of comprehensive income, cash flows and changes in equity for the year then ended, and a summary of significant accounting policies and other explanatory notes.
     Directors’ responsibility for the financial statements
     The directors of the Company are responsible for the preparation and the true and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards and the disclosure requirements of the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.
     Auditor’s responsibility
     Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free from material misstatement.
     An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and true and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial statements.

     We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
     Opinion
     In our opinion, the consolidated financial statements give a true and fair view of the financial position of the Company and of the Group as at December 31, 2009 and of the Group’s financial performance and cash flows for the year then ended in accordance with International Financial Reporting Standards and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.
     Other matters
     This report, including the opinion, has been prepared for and only for you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.
PricewaterhouseCoopers
Certified Public Accountants
Hong Kong, March 25, 2010

PETROCHINA COMPANY LIMITED
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
For the year ended December 31, 2009
(Amounts in millions)

	Notes	2009	2008
		RMB	RMB

TURNOVER	6	1,019,275	1,072,604

OPERATING EXPENSES
Purchases, services and other		(492,472)	(562,851)
Employee compensation costs	8	(65,977)	(62,167)
Exploration expenses, including exploratory dry holes		(19,398)	(21,879)
Depreciation, depletion and amortisation		(92,259)	(94,759)
Selling, general and administrative expenses		(65,423)	(59,617)
Taxes other than income taxes	9	(135,465)	(124,132)
Other (expenses)/ income, net		(4,837)	12,372

TOTAL OPERATING EXPENSES		(875,831)	(913,033)

PROFIT FROM OPERATIONS		143,444	159,571

FINANCE COSTS
Exchange gain		552	1,774
Exchange loss		(1,335)	(2,855)
Interest income		1,459	2,277
Interest expense	10	(5,272)	(3,044)

TOTAL NET FINANCE COSTS		(4,596)	(1,848)

SHARE OF PROFIT OF ASSOCIATES AND JOINTLY CONTROLLED ENTITIES	17	1,184	4,290

PROFIT BEFORE INCOME TAX EXPENSE	7	140,032	162,013
INCOME TAX EXPENSE	12	(33,473)	(35,211)

PROFIT FOR THE YEAR		106,559	126,802

OTHER COMPREHENSIVE INCOME:
Currency translation differences		(3,500)	(2,676)
Fair value gain/ (loss) from available-for-sale financial assets		191	(340)
Income tax relating to components of other comprehensive income/ (loss)		(38)	67

OTHER COMPREHENSIVE LOSS, NET OF TAX		(3,347)	(2,949)

TOTAL COMPREHENSIVE INCOME FOR THE YEAR		103,212	123,853

PROFIT FOR THE YEAR ATTRIBUTABLE TO:
Owners of the Company		103,387	114,453
Non-controlling interest		3,172	12,349

		106,559	126,802

TOTAL COMPREHENSIVE INCOME FOR THE YEAR ATTRIBUTABLE TO:
Owners of the Company		102,067	113,044
Non-controlling interest		1,145	10,809

		103,212	123,853

BASIC AND DILUTED EARNINGS PER SHARE FOR PROFIT ATTRIBUTABLE TO OWNERS OF THE COMPANY (RMB)	14	0.56	0.63

The accompanying notes are an integral part of these financial statements.

PETROCHINA COMPANY LIMITED
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As of December 31, 2009
(Amounts in millions)

	Notes	2009	2008
		RMB	RMB

NON-CURRENT ASSETS
Property, plant and equipment	16	1,075,467	900,424
Investments in associates and jointly controlled entities	17	28,223	28,850
Available-for-sale financial assets	18	2,343	2,034
Advance operating lease payments	20	30,236	26,280
Intangible and other assets	21	18,017	10,694
Deferred tax assets	31	289	497
Time deposits with maturities over one year		1,330	2,510

TOTAL NON-CURRENT ASSETS		1,155,905	971,289

CURRENT ASSETS
Inventories	22	114,781	90,685
Accounts receivable	23	28,785	16,810
Prepaid expenses and other current assets	24	59,595	69,557
Notes receivable	25	4,268	4,319
Time deposits with maturities over three months but within one year		29	10,425
Cash and cash equivalents	26	86,925	33,150

TOTAL CURRENT ASSETS		294,383	224,946

CURRENT LIABILITIES
Accounts payable and accrued liabilities	27	204,739	156,780
Income taxes payable		9,721	1,271
Other taxes payable		25,242	13,930
Short-term borrowings	28	148,851	93,670

TOTAL CURRENT LIABILITIES		388,553	265,651

NET CURRENT LIABILITIES		(94,170)	(40,705)

TOTAL ASSETS LESS CURRENT LIABILITIES		1,061,735	930,584

EQUITY
Equity attributable to owners of the Company:
Share capital	29	183,021	183,021
Retained earnings		424,067	378,473
Reserves	30	240,135	229,416

Total equity attributable to owners of the Company		847,223	790,910
Non-controlling interest		60,478	56,930

TOTAL EQUITY		907,701	847,840

NON-CURRENT LIABILITIES
Long-term borrowings	28	85,471	32,852
Asset retirement obligations	32	44,747	36,262
Deferred tax liabilities	31	21,449	12,466
Other long-term obligations		2,367	1,164

TOTAL NON-CURRENT LIABILITIES		154,034	82,744

TOTAL EQUITY AND NON-CURRENT LIABILITIES		1,061,735	930,584

The accompanying notes are an integral part of these financial statements.

Chairman	Vice Chairman and President	Chief Financial Officer
Jiang Jiemin	Zhou Jiping	Zhou Mingchun

PETROCHINA COMPANY LIMITED
STATEMENT OF FINANCIAL POSITION
As of December 31, 2009
(Amounts in millions)

	Notes	2009	2008
		RMB	RMB

NON-CURRENT ASSETS
Property, plant and equipment	16	795,537	670,584
Investments in associates and jointly controlled entities	17	2,653	3,793
Available-for-sale financial assets	18	1,029	990
Subsidiaries	19	148,184	136,146
Advance operating lease payments	20	24,685	21,404
Intangible and other assets	21	11,511	9,050

TOTAL NON-CURRENT ASSETS		983,599	841,967

CURRENT ASSETS
Inventories	22	93,740	81,189
Accounts receivable	23	3,314	2,170
Prepaid expenses and other current assets	24	48,917	60,057
Notes receivable	25	9,704	3,878
Time deposits with maturities over three months but within one year		—	10,000
Cash and cash equivalents	26	66,888	21,759

TOTAL CURRENT ASSETS		222,563	179,053

CURRENT LIABILITIES
Accounts payable and accrued liabilities	27	134,492	116,754
Income taxes payable		6,803	—
Other taxes payable		17,478	9,067
Short-term borrowings	28	151,223	101,286

TOTAL CURRENT LIABILITIES		309,996	227,107

NET CURRENT LIABILITIES		(87,433)	(48,054)

TOTAL ASSETS LESS CURRENT LIABILITIES		896,166	793,913

EQUITY
Equity attributable to owners of the Company:
Share capital	29	183,021	183,021
Retained earnings		366,605	324,080
Reserves	30	244,217	233,315

TOTAL EQUITY		793,843	740,416

NON-CURRENT LIABILITIES
Long-term borrowings	28	63,172	26,862
Asset retirement obligations	32	29,137	23,854
Deferred tax liabilities	31	8,039	1,702
Other long-term obligations		1,975	1,079

TOTAL NON-CURRENT LIABILITIES		102,323	53,497

TOTAL EQUITY AND NON-CURRENT LIABILITIES		896,166	793,913

The accompanying notes are an integral part of these financial statements.

Chairman	Vice Chairman and President	Chief Financial Officer
Jiang Jiemin	Zhou Jiping	Zhou Mingchun

PETROCHINA COMPANY LIMITED
CONSOLIDATED STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2009
(Amounts in millions)

	2009	2008
	RMB	RMB

CASH FLOWS FROM OPERATING ACTIVITIES

Profit for the year	106,559	126,802
Adjustments for:
Income tax expense	33,473	35,211
Depreciation, depletion and amortisation	92,259	94,759
Capitalised exploratory costs charged to expense	10,019	10,341
Share of profit of associates and jointly controlled entities	(1,184)	(4,290)
(Reversal) of provision /provision for impairment of receivables, net	(123)	4
Write down in inventories, net	354	8,593
Impairment of available-for-sale financial assets	2	45
Impairment of investments in associates and jointly controlled entities	8	29
Loss on disposal of property, plant and equipment	1,642	2,602
Loss on disposal of intangible and other assets	10	19
(Gain)/ loss on disposal of investments in associates and jointly controlled entities	(33)	3
Gain on disposal of available-for-sale financial assets	(4)	(5)
Gain on disposal of subsidiaries	(22)	(259)
Dividend income	(177)	(252)
Interest income	(1,459)	(2,277)
Interest expense	5,272	3,044
Advance payments on long-term operating leases	(6,045)	(4,675)
Changes in working capital:
Accounts receivable and prepaid expenses and other current assets	16,240	(26,815)
Inventories	(20,044)	(10,775)
Accounts payable and accrued liabilities	41,637	(5,715)

CASH FLOWS GENERATED FROM OPERATIONS	278,384	226,389
Income taxes paid	(16,412)	(53,924)

NET CASH FLOWS FROM OPERATING ACTIVITIES	261,972	172,465

The accompanying notes are an integral part of these financial statements.

PETROCHINA COMPANY LIMITED
CONSOLIDATED STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2009
(Amounts in millions)

	2009	2008
	RMB	RMB

CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures	(257,562)	(215,610)
Acquisition of investments in associates and jointly controlled entities	(1,487)	(3,641)
Acquisition of available-for-sale financial assets	(111)	(23)
Acquisition of intangible assets and other non-current assets	(3,505)	(3,909)
Purchase of non-controlling interest	(533)	(177)
Acquisition of subsidiaries	(16,451)	(6,693)
Proceeds from disposal of property, plant and equipment	4,053	436
Proceeds from disposal of investments in associates and jointly controlled entities	139	67
Proceeds from disposal of subsidiaries	60	535
Proceeds from disposal of available-for-sale financial assets	136	52
Proceeds from disposal of intangible and other non-current assets	26	37
Interest received	1,425	2,365
Dividends received	783	4,095
Decrease in time deposits with maturities over three months	11,574	10,669

NET CASH FLOWS USED FOR INVESTING ACTIVITIES	(261,453)	(211,797)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayments of short-term borrowings	(113,212)	(84,471)
Repayments of long-term borrowings	(7,947)	(14,196)
Interest paid	(5,238)	(4,065)
Dividends paid to non-controlling interest	(2,425)	(2,805)
Dividends paid to owners of the Company	(50,092)	(52,835)
Dividends paid to owners from business combinations pre-acquisition	—	(801)
Increase in short-term borrowings	157,576	153,444
Increase in long-term borrowings	67,880	4,472
Capital contribution from non-controlling interest	7,098	8,788
Capital reduction of subsidiaries	(671)	(3,754)
Increase in other long-term obligations	108	—

NET CASH FLOWS FROM FINANCING ACTIVITIES	53,077	3,777

TRANSLATION OF FOREIGN CURRENCY	179	(112)

Increase/ (decrease) in cash and cash equivalents	53,775	(35,667)
Cash and cash equivalents at beginning of the year	33,150	68,817

Cash and cash equivalents at end of the year	86,925	33,150

The accompanying notes are an integral part of these financial statements.

PETROCHINA COMPANY LIMITED
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
For the Year Ended December 31, 2009
(Amounts in millions)

	Attributable to owners of the Company
	Share	Retained			Non-controlling
	Capital	Earnings	Reserves	Subtotal	interest	Total Equity
	RMB	RMB	RMB	RMB	RMB	RMB

Balance at December 31, 2007	183,021	333,779	221,404	738,204	43,896	782,100

Business combinations under common control	—	(139)	181	42	577	619

Balance at January 1, 2008	183,021	333,640	221,585	738,246	44,473	782,719

Total comprehensive income/ (loss) for the year ended December 31, 2008	—	114,453	(1,409)	113,044	10,809	123,853
Special Reserve-Safety Fund Reserve	—	(3,214)	3,214	—	—	—
Transfer to reserves	—	(12,770)	12,770	—	—	—
Final dividends for 2007 (Note 15)	—	(28,708)	—	(28,708)	—	(28,708)
Interim dividends for 2008 (Note 15)	—	(24,127)	—	(24,127)	—	(24,127)
Dividends to non-controlling interest	—	—	—	—	(2,842)	(2,842)
Purchase of non-controlling interest in subsidiaries	—	—	(17)	(17)	(160)	(177)
Capital contribution from non-controlling interest	—	—	—	—	8,788	8,788
Capital reduction of subsidiaries	—	—	(61)	(61)	(3,693)	(3,754)
Dividends to owners from business combinations pre-acquisition	—	(801)	—	(801)	—	(801)
Disposal of subsidiaries	—	—	—	—	(429)	(429)
Acquisition of a subsidiary	—	—	(6,693)	(6,693)	—	(6,693)
Other	—	—	27	27	(16)	11

Balance at December 31, 2008	183,021	378,473	229,416	790,910	56,930	847,840

Total comprehensive income/ (loss) for the year ended December 31, 2009	—	103,387	(1,320)	102,067	1,145	103,212
Special Reserve-Safety Fund Reserve	—	2,280	1,325	3,605	3	3,608
Transfer to reserves	—	(9,981)	9,981	—	—	—
Final dividends for 2008 (Note 15)	—	(27,367)	—	(27,367)	—	(27,367)
Interim dividends for 2009 (Note 15)	—	(22,725)	—	(22,725)	—	(22,725)
Dividends to non-controlling interest	—	—	—	—	(2,358)	(2,358)
Acquisition of subsidiaries	—	—	(248)	(248)	590	342
Purchase of non-controlling interest in subsidiaries	—	—	(179)	(179)	(354)	(533)
Capital contribution from non-controlling interest	—	—	1,158	1,158	5,940	7,098
Capital reduction of a subsidiary	—	—	—	—	(1,354)	(1,354)
Other	—	—	2	2	(64)	(62)

Balance at December 31, 2009	183,021	424,067	240,135	847,223	60,478	907,701

The accompanying notes are an integral part of these financial statements.

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in millions unless otherwise stated)
1 ORGANISATION AND PRINCIPAL ACTIVITIES
     PetroChina Company Limited (the “Company”) was established as a joint stock company with limited liability on November 5, 1999 by China National Petroleum Corporation (“CNPC”) as the sole proprietor in accordance with the approval Guo Jing Mao Qi Gai [1999] No. 1024 “Reply on the approval of the establishment of PetroChina Company Limited” from the former State Economic and Trade Commission of the People’s Republic of China (“China” or “PRC”). CNPC restructured (“the Restructuring”) and injected its core business and the related assets and liabilities into the Company. CNPC is a wholly state-owned company registered in China. The Company and its subsidiaries are collectively referred to as the “Group”.
     The Group is principally engaged in (i) the exploration, development and production and marketing of crude oil and natural gas; (ii) the refining of crude oil and petroleum products, production and marketing of primary petrochemical products, derivative petrochemical products and other chemical products; (iii) the marketing of refined products and trading business; and (iv) the transmission of natural gas, crude oil and refined products and the sale of natural gas (Note 38).
2 BASIS OF PREPARATION
     The consolidated financial statements and the statement of financial position of the Company have been prepared in accordance with the International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board (“IASB”). The consolidated financial statements and the statement of financial position of the Company have been prepared under the historical cost convention except as disclosed in the accounting policies below.
     The preparation of financial statements in conformity with IFRSs requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial position and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management’s best knowledge of current events and actions, actual results may ultimately differ from those estimates. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 5.

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in millions unless otherwise stated)
3 SUMMARY OF PRINCIPAL ACCOUNTING POLICIES
     (a) Basis of consolidation
     Subsidiaries are those entities in which the Group has an interest of more than one half of the voting rights or otherwise has the power to govern the financial and operating policies.
     A subsidiary is consolidated from the date on which control is transferred to the Group and is no longer consolidated from the date that control ceases. The purchase method of accounting is used to account for the acquisition of subsidiaries except for business combinations under common control. The cost of an acquisition is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any non-controlling interest. The excess of the cost of an acquisition over the fair value of the Group’s share of the identifiable net assets of the subsidiary acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the Group’s share of the identifiable net assets of the subsidiary acquired, the difference is recognised directly in the consolidated profit or loss.
     An acquisition of a business which is a business combination under common control is accounted for in a manner similar to a uniting of interests whereby the assets and liabilities acquired are accounted for at carryover predecessor values to the other party to the business combination with all periods presented as if the operations of the Group and the business acquired have always been combined. The difference between the consideration paid by the Group and the net assets or liabilities of the business acquired is adjusted against equity.
     Intercompany transactions, balances and unrealised gains on transactions between group companies are eliminated; unrealised losses are also eliminated but considered an impairment indicator of the asset transferred. Where necessary, accounting policies of subsidiaries have been changed to ensure consistency with the policies adopted by the Group.
     For purposes of the presentation of the Company’s statement of financial position, investments in subsidiaries are accounted for at cost less impairment.
     A listing of the Group’s principal subsidiaries is set out in Note 19.

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in millions unless otherwise stated)
     (b) Investments in associates
     Associates are entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for by the equity method of accounting in the consolidated financial statements of the Group and are initially recognised at cost. Under this method of accounting the Group’s share of the post-acquisition profits or losses of associates is recognised in the consolidated profit or loss and its share of post-acquisition movements in other comprehensive income is recognised in other comprehensive income. The cumulative post-acquisition movements are adjusted against the carrying amounts of the investments. When the Group’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate. Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the associates; unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. The Group’s investment in associates includes goodwill identified on acquisition, net of any accumulated loss and is tested for impairment as part of the overall balance. Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net identifiable assets of the acquired associate at the date of acquisition.
     For purposes of the presentation of the Company’s statement of financial position, investments in associates are accounted for at cost less impairment.
     A listing of the Group’s principal associates is shown in Note 17.
     (c) Investments in jointly controlled entities
     Jointly controlled entities are those over which the Group has contractual arrangements to jointly share control with one or more parties. The Group’s interest in jointly controlled entities is accounted for by the equity method of accounting (Note 3(b)) in the consolidated financial statements.
     For purposes of the presentation of the Company’s statement of financial position, investments in jointly controlled entities are accounted for at cost less impairment.
     A listing of the Group’s principal jointly controlled entities is shown in Note 17.
     (d) Transactions with non-controlling interest
     The Group applies a policy of treating transactions with non-controlling interests as transactions with owners in their capacity as owners of the Group. Gains and losses resulting from disposals to non-controlling interests are recorded in equity. The differences between any consideration paid and the relevant share of the carrying value of net assets of the subsidiary acquired resulting from the purchase from non-controlling interests, are recorded in equity.

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in millions unless otherwise stated)
     (e) Foreign currencies
     Items included in the financial statements of each entity in the Group are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). Most assets and operations of the Group are located in the PRC (Note 38), and the functional currency of the Company and most of the consolidated subsidiaries is the Renminbi (“RMB”). The consolidated financial statements are presented in the presentation currency of RMB.
     Foreign currency transactions of the Group are accounted for at the exchange rates prevailing at the respective dates of the transactions; monetary assets and liabilities denominated in foreign currencies are translated at exchange rates at the date of the statement of financial position; gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities are recognised in the consolidated profit or loss.
     For the Group entities that have a functional currency different from the Group’s presentation currency, assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of the statement of financial position. Income and expenses for each statement of comprehensive income presented are translated at the average exchange rates for each period and the resulting exchange differences are recognised in other comprehensive income.
     (f) Property, plant and equipment
     Property, plant and equipment, including oil and gas properties (Note 3(g)), are recorded at cost less accumulated depreciation, depletion and amortisation. Cost represents the purchase price of the asset and other costs incurred to bring the asset into existing use. Subsequent to their initial recognition, property, plant and equipment are carried at revalued amounts. Revaluations are performed by independent qualified valuers on a periodic basis.
     In the intervening years between independent revaluations, the directors review the carrying values of the property, plant and equipment and adjustments are made if the carrying values differ materially from their respective fair values.
     Increases in the carrying values arising from revaluations are recognised in other comprehensive income and accumulated in equity under the heading of revaluation reserve. Decreases in the carrying values arising from revaluations are first offset against increases from earlier revaluations in respect of the same assets and are thereafter charged to the consolidated profit or loss. All other decreases in carrying values are charged to the consolidated profit or loss. Any subsequent increases are credited to the consolidated profit or loss up to the respective amounts previously charged.
     Revaluation surpluses realised through the depreciation or disposal of revalued assets are retained in the revaluation reserve and will not be available for offsetting against future revaluation losses.
     Depreciation, to write off the cost or valuation of each asset, other than oil and gas properties (Note 3(g)), to their residual values over their estimated useful lives is calculated using the straight-line method.

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in millions unless otherwise stated)
     The Group uses the following useful lives for depreciation purposes:

Buildings	8 - 40 years
Equipment and Machinery	4 - 30 years
Motor vehicles	4 - 14 years
Other	5 - 12 years
     No depreciation is provided on construction in progress until the assets are completed and ready for use.
     The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.
     Property, plant and equipment, including oil and gas properties (Note 3(g)), are reviewed for possible impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the carrying amount of a cash generating unit exceeds the higher of its fair value less costs to sell and its value in use, which is the estimated net present value of future cash flows to be derived from the cash generating unit.
     Gains and losses on disposals of property, plant and equipment are determined by reference to their carrying amounts and are recorded in the consolidated profit or loss.
     Interest and other costs on borrowings to finance the construction of property, plant and equipment are capitalised during the period of time that is required to complete and prepare the asset for its intended use. Costs for repairs and maintenance activities are expensed as incurred except for costs of components that result in improvements or betterments which are capitalised as part of property, plant and equipment and depreciated over their useful lives.
     (g) Oil and gas properties
     The successful efforts method of accounting is used for oil and gas exploration and production activities. Under this method, all costs for development wells, support equipment and facilities, and proved mineral interests in oil and gas properties are capitalised. Geological and geophysical costs are expensed when incurred. Costs of exploratory wells are capitalised as construction in progress pending determination of whether the wells find proved oil and gas reserves. Proved oil and gas reserves are the estimated quantities of crude oil and natural gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulation before the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether the estimate is a deterministic estimate or probabilistic estimate. Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period before the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in millions unless otherwise stated)
arrangements, excluding escalations based upon future conditions. The costs shall be that prevailing at the end of the period.
     Exploratory wells in areas not requiring major capital expenditures are evaluated for economic viability within one year of completion of drilling. The related well costs are expensed as dry holes if it is determined that such economic viability is not attained. Otherwise, the related well costs are reclassified to oil and gas properties and are subject to impairment review (Note 3(f)). For exploratory wells that are found to have economically viable reserves in areas where major capital expenditure will be required before production can commence, the related well costs remain capitalised only if additional drilling is underway or firmly planned. Otherwise the related well costs are expensed as dry holes. The Group does not have any significant costs of unproved properties capitalised in oil and gas properties.
     The Ministry of Land and Resources in China issues production licenses to applicants on the basis of the reserve reports approved by relevant authorities.
     The cost of oil and gas properties is amortised at the field level based on the units of production method. Units of production rates are based on oil and gas reserves estimated to be recoverable from existing facilities based on the current terms of the Group’s production licenses.
     (h) Intangible assets
     Expenditures on acquired patents, trademarks, technical know-how and licenses are capitalised at historical cost and amortised using the straight-line method over their estimiated useful lives. Intangible assets are not subsequently revalued. The carrying amount of each intangible asset is reviewed annually and adjusted for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised whenever the carrying amount of an asset exceeds its recoverable amount and is recognised in the consolidated profit or loss. The recoverable amount is measured as the higher of fair value less costs to sell and value in use which is the estimated net present value of future cash flows to be derived from the asset.
     (i) Financial assets
     Financial assets are classified into the following categories: financial assets at fair value through profit or loss, held-to-maturity investments, loans and receivables and available-for-sale financial assets. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition. The Group has only loans and receivables and available-for-sale financial assets. The detailed accounting policies for loans and receivables and available-for-sale financial assets held by the Group are set out below.
     (i) Loans and receivables
     Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for those with maturities greater than 12 months after the date of the statement of financial position, which are classified as non-current assets. The Group’s loans and receivables

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in millions unless otherwise stated)
comprise accounts receivable, notes receivable, other receivables, time deposits and cash and cash equivalents. The recognition methods for loans and receivables are disclosed in the respective policy notes.
     (ii) Available-for-sale financial assets
     Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories; these are included in non-current assets unless management intends to dispose of the investment within 12 months of the date of the statement of financial position. The Group’s available-for-sale financial assets primarily comprise unquoted equity instruments.
     Regular purchases and sales of available-for-sale financial assets are recognised on settlement date, the date that the asset is delivered to or by the Group (the effective acquisition or sale date). Available-for-sale financial assets are initially recognised at fair value plus transaction costs. Available-for-sale financial assets are derecognised when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership in the investment. Available-for-sale financial assets are measured at fair value except where there are no quoted market prices in active markets and the fair values cannot be reliably measured using valuation techniques. Available-for-sale financial assets that do not have quoted market prices in active markets and whose fair value cannot be reliably measured are carried at cost. The Group assesses at each date of the statement of financial position whether there is objective evidence that an available-for-sale financial asset is impaired. The amount of the impairment loss is measured as the difference between the carrying amount of the available-for-sale financial asset and the present value of the estimated cash flows.
     (j) Leases
     Leases of property, plant and equipment where the Group assumes substantially all the benefits and risks of ownership are classified as finance leases. The Group has no significant finance leases.
     Leases of assets under which a significant portion of the risks and benefits of ownership are effectively retained by the lessors are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessors) are expensed on a straight-line basis over the lease terms. Payments made to the PRC’s land authorities to secure land use rights are treated as operating leases. Land use rights are generally obtained through advance lump-sum payments and the terms of use range up to 50 years.
     (k) Inventories
     Inventories include oil products, chemical products and materials and supplies which are stated at the lower of cost and net realisable value. Cost is primarily determined by the weighted average cost method. The cost of finished goods comprises raw materials, direct labour, other direct costs and related production overheads, but excludes borrowing costs. Net realisable value is the estimated selling price in the ordinary course of business, less the cost of completion and selling expenses.

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in millions unless otherwise stated)
     (l) Accounts receivable
     Accounts receivable are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision made for impairment of these receivables. Such provision for impairment is established if there is objective evidence that the Group will not be able to collect amounts due according to the original terms of the receivables. The factors the Group considers when assessing whether an account receivable is impaired include but are not limited to significant financial difficulties of the customer, probability that the debtor will enter bankruptcy or financial reorganisation and default or delinquency in payments. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate.
     (m) Cash and cash equivalents
     Cash and cash equivalents comprise cash in hand, deposits held with banks and highly liquid investments with original maturities of three months or less from the time of purchase.
     (n) Accounts payable
     Accounts payable are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method.
     (o) Borrowings
     Borrowings are recognised initially at fair value, net of transaction costs incurred. In subsequent periods, borrowings are stated at amortised cost using the effective yield method. Any difference between proceeds (net of transaction costs) and the redemption value is recognised in the consolidated profit or loss over the period of the borrowings.
     Borrowing costs are recognised as an expense in the period in which they are incurred except for the portion eligible for capitalisation as part of qualifying property, plant and equipment.
     Borrowings are classified as current liabilities unless the Group has unconditional rights to defer settlements of the liabilities for at least 12 months after the reporting period.
     (p) Taxation
     Deferred tax is provided in full, using the liability method, for temporary differences arising between the tax bases of assets and liabilities and their carrying values in the financial statements. However, deferred tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred tax is determined using tax rates that have been enacted or substantively enacted by the date of the statement of financial position and are expected to apply to the period when the related deferred tax asset is realised or deferred tax liability is settled.
     The principal temporary differences arise from depreciation on oil and gas properties and equipment and provision for impairment of receivables, inventories, investments and property, plant and equipment. Deferred tax assets relating to the carry forward of unused tax losses are

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in millions unless otherwise stated)
recognised to the extent that it is probable that future taxable income will be available against which the unused tax losses can be utilised.
     The Group also incurs various other taxes and levies that are not income taxes. “Taxes other than income taxes”, which form part of operating expenses, primarily comprise a special levy on domestic sales of crude oil (Note 9), consumption tax (Note 9), resource tax, urban construction tax, education surcharges and business tax.
     (q) Revenue recognition
     Sales are recognised upon delivery of products and customer acceptance or performance of services, net of sales taxes and discounts. Revenues are recognised only when the Group has transferred to the buyer the significant risks and rewards of ownership of the goods in the ordinary course of the Group’s activities, and when the amount of revenue and the costs incurred or to be incurred in respect of the transaction can be measured reliably and collectability of the related receivables is reasonably assured.
     The Group markets a portion of its natural gas under take-or-pay contracts. Customers under the take-or-pay contracts are required to take or pay for the minimum natural gas deliveries specified in the contract clauses. Revenue recognition for natural gas sales and transmission tariff under the take-or-pay contracts follows the accounting policies described in this note. Payments received from customers for natural gas not yet taken are recorded as deferred revenues until actual deliveries take place.
     (r) Provisions
     Provisions are recognised when the Group has present legal or constructive obligations as a result of past events, it is probable that an outflow of resources will be required to settle the obligations, and reliable estimates of the amounts can be made.
     Provision for future decommissioning and restoration is recognised in full on the installation of oil and gas properties. The amount recognised is the present value of the estimated future expenditure determined in accordance with local conditions and requirements. A corresponding addition to the related oil and gas properties of an amount equivalent to the provision is also created. This is subsequently depreciated as part of the costs of the oil and gas properties. Any change in the present value of the estimated expenditure other than due to passage of time which is regarded as interest expense, is reflected as an adjustment to the provision and oil and gas properties.
     (s) Research and development
     Research expenditure incurred is recognised as an expense. Costs incurred on development projects are recognised as intangible assets to the extent that such expenditure is expected to generate future economic benefits.
     (t) Retirement benefit plans
     The Group contributes to various employee retirement benefit plans organised by PRC municipal and provincial governments under which it is required to make monthly contributions to these plans at prescribed rates for its employees in China. The relevant PRC municipal and provincial governments undertake to assume the retirement benefit obligations

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in millions unless otherwise stated)
of existing and future retired employees of the Group in China. The Group has similar retirement benefit plans for its employees in its overseas operations. Contributions to these PRC and overseas plans are charged to expense as incurred. In addition, the Group joined the corporate annuity plan approved by relevant PRC authorities. Contribution to the annuity plan is charged to expense as incurred.
     The Group currently has no additional material obligations outstanding for the payment of retirement and other post-retirement benefits of employees in the PRC or overseas other than what described above.
     (u) New accounting developments
     (i) New and amended standards adopted by the Group
     The Group adopted the following relevant new and amended IFRSs as of January 1, 2009:
     IFRS 7 ‘Financial instruments — Disclosures’ (Amendment) — effective January 1, 2009. The amendment requires enhanced disclosures about fair value measurement and liquidity risk. In particular, the amendment requires disclosure of fair value measurements by level of a fair value measurement hierarchy. The amendment did not have a material impact on the disclosures in the consolidated financial statements.
     IFRS 8, ‘Operating segments’ — effective January 1, 2009. IFRS 8 replaces IAS 14, ‘Segment reporting’. It requires a ‘management approach’ under which segment information is presented on the same basis as that used for internal reporting purposes (Note 38).
     IAS 1 (Revised), ‘Presentation of financial statements’ — effective January 1, 2009. The revised standard requires all changes in equity arising from transactions with owners in their capacity as owners and the related current and deferred tax impacts be presented separately from non-owner changes in equity. Recognised income and expenses shall be presented in a single statement (a statement of comprehensive income) or in two statements (a statement of profit and loss and a statement of comprehensive income), separately from owner changes in equity.
     The Group has elected to present recognised income and expenses in a single statement of comprehensive income and these consolidated financial statements have been prepared under the revised disclosure requirements.
     IAS 19 (Amendment), ‘Employee benefits’ — effective January 1, 2009. The amendment clarifies that the distinction between short-term and long-term employee benefits will be based on whether benefits are due to be settled within or after 12 months of employee service being rendered. The amendment did not have any significant impact on the consolidated financial statements.
     IAS 23 (Amendment), ‘Borrowing costs’ — effective January 1, 2009. The amendment requires an entity to capitalise borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset (one that takes a substantial period of time to get ready for use or sale) as part of the cost of that asset. The option of immediately expensing those borrowing costs will be removed. The amendment did not have any impact on the

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in millions unless otherwise stated)
consolidated financial statements as the Group has always capitalised borrowing costs directly attributable to the acquisition, construction or production of qualifying assets.
     IAS 24 (Revised), ‘Related Party Disclosures’ — effective January 1, 2011. The revised standard exempts disclosures in relation to related party transactions and outstanding balances, including commitments, with a government that has control, joint control or significant influence over the reporting entity and another entity that is related party because the same government has control, joint control or significant influence over both the reporting entity and the other entity. The Group has elected to early adopt the partial exemption in paragraphs 25 -27 of the revised standard for government-related entities from January 1, 2009.
     IAS 28 (Amendment), ‘Investments in associates’ — effective January 1, 2009. The amendment requires an investment in an associate be treated as a single asset for the purposes of impairment testing and any impairment loss is not allocated to specific assets included within the investment, for example, goodwill. Reversals of impairment are recorded as an adjustment to the investment balance to the extent that the recoverable amount of the associate increases. The amendment did not have any significant impact on the consolidated financial statements.
     IAS 36 (Amendment), ‘Impairment of assets’ — effective January 1, 2009. The amendment requires that where fair value less costs to sell is calculated on the basis of discounted cash flows, disclosures equivalent to those for value-in-use calculation should be made. The amendment did not have any significant impact on the consolidated financial statements.
     IAS 38 (Amendment), ‘Intangible assets’ — effective January 1, 2009. The amendment requires a prepayment only be recognised in the event that payment has been made in advance of obtaining right of access to goods or receipt of services. The amendment did not have any significant impact on the consolidated financial statements.
     (ii) Standards, amendments and interpretations to existing standards that are not yet effective and have not been early adopted by the Group
     The following relevant IFRSs, amendments to existing IFRSs and interpretation of IFRSs have been published and are mandatory for accounting periods beginning on or after January 1, 2010 or later periods and have not been early adopted by the Group:
     IFRS 3 (Revised), ‘Business combinations’. The revised standard continues to apply the acquisition method to business combinations, with some significant changes. For example, all payments to purchase a business are to be recorded at fair value at the acquisition date, with contingent payments classified as debt subsequently re-measured through the statement of comprehensive income. There is a choice on an acquisition-by-acquisition basis to measure the non-controlling interest in the acquiree either at fair vale or at the non-controlling interest’s proportionate share of the acquiree’s net assets. All acquisition-related costs should be expensed. The Group will apply the revised standard prospectively to all business combinations for which the acquisition date is on or after January 1, 2010.
     IFRS 5 (Amendment), ‘Non-current assets held for sale and discontinued operations’ — effective July 1, 2009. The amendment clarifies that all of a subsidiary’s assets and liabilities are classified as held for sale if a partial disposal plan results in loss of control, and relevant

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in millions unless otherwise stated)
disclosure should be made for this subsidiary if the definition of a discontinued operation is met. The Group is currently evaluating the impact of the amendment on the consolidated financial statements but it is not expected to have any significant impact.
     IFRS 5 (Amendment), ‘Measurement of non-current assets (or disposal groups) classified as held-for-sale’ — effective January 1, 2010. The amendment is part of the IASB’s annual improvements project published in April 2009. The amendment provides clarification that IFRS 5 specifies the disclosures required in respect of non-current assets (or disposal groups) classified as held-for-sale or discontinued operations. It also clarifies that the general requirement of IAS 1 still apply, particularly paragraph 15 (to achieve a fair presentation) and paragraph 125 (sources of estimation uncertainty) of IAS 1. The Group is currently evaluating the impact of the amendment on the disclosures in the consolidated financial statements but it is not expected to have any significant impact.
     IAS 1 (Amendment), ‘Presentation of financial statements’ — effective January 1, 2010. The amendment is part of the IASB’s annual improvements project published in April 2009. The amendment provides clarification that the potential settlement of a liability by the issuance of equity is not relevant to its classification as current or non current. By amending the definition of current liability, the amendment permits a liability to be classified as non-current (provided that the entity has an unconditional right to defer settlement by transfer of cash or other assets for at least 12 months after the accounting period) notwithstanding the fact that the entity could be required by the counterparty to settle in shares at any time. The Group is currently evaluating the impact of the amendment on the consolidated financial statements but it is not expected to have any significant impact.
     IAS 27 (Revised), ‘Consolidated and separate financial statements’ — effective July 1, 2009. The revised standard requires the effects of all transactions with non-controlling interests to be recorded in equity if there is no change in control and these transactions will no longer result in goodwill or gains and losses. IAS 27 (Revised) also specifies the accounting when control is lost. Any remaining interest in the entity is re-measured to fair value and a gain or loss is recognised in profit or loss.The Group will apply the revised standard prospectively to transactions with non-controlling interests from January 1, 2010.
     IAS 38 (Amendment), Intangible Assets’ — effective January 1, 2010. The amendment is part of the IASB’s annual improvements project published in April 2009 and the Group will apply IAS 38 (Amendment) from the date IFRS 3 (Revised) is adopted. The amendment clarifies guidance in measuring the fair value of an intangible asset acquired in a business combination and it permits the grouping of intangible assets as a single asset if each asset has similar useful economic lives. The Group is currently evaluating the impact of the amendment on the consolidated financial statements but it is not expected to have any significant impact.

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in millions unless otherwise stated)
4 FINANCIAL RISK AND CAPITAL MANAGEMENT
     4.1 Financial risk factors
     The Group’s activities expose it to a variety of financial risks, including market risk, credit risk and liquidity risk.
     (a) Market risk
     (i) Foreign exchange risk
     The Group conducts its business primarily in RMB, but maintains a portion of its assets in other currencies to pay for imported crude oil, imported equipment and other materials and to meet foreign currency financial liabilities. The Group is exposed to currency risks arising from fluctuations in various foreign currency exchange rates against the RMB. The RMB is not a freely convertible currency and is regulated by the PRC government. Limitations on foreign exchange transactions imposed by the PRC government could cause future exchange rates to vary significantly from current or historical exchange rates. The Group did not enter into material hedge contracts to hedge against its foreign exchange rate risk during the current year.
     (ii) Interest rate risk
     The Group has no significant interest rate risk on interest-bearing assets. The Group’s exposure to interest rate risk arises from its borrowings. The Group’s borrowings at floating rates expose the Group to cash flow interest rate risk and its borrowings at fixed rates expose the Group to fair value interest rate risk. However, the exposure to interest rate risk is not material to the Group. A detailed analysis of the Group’s borrowings, together with their respective interest rates and maturity dates, is included in Note 28.
     (iii) Price risk
     The Group is engaged in a wide range of petroleum-related activities. Prices of crude oil and petroleum products are affected by a wide range of global and domestic factors which are beyond the control of the Group. The fluctuations in such prices may have favourable or unfavourable impacts on the Group.
     (b) Credit risk
     Credit risk arises from cash and cash equivalents, time deposits with banks and credit exposure to customers with outstanding receivable balances.
     A substantial portion of the Group’s cash at bank and time deposits are placed with the major state-owned banks and financial institutions in China and management believes that the credit risk is low.
     The Group performs ongoing assessment of the credit quality of its customers and sets appropriate credit limits taking into account the financial position and past history of defaults of customers. The Group’s accounts receivable balances over 3 years have been substantially provided for and accounts receivable balances within one year are generally neither past due nor impaired. The Group’s accounts receivable balances that are neither past due nor impaired are with customers with no recent history of default.

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in millions unless otherwise stated)
     The carrying amounts of cash and cash equivalents, time deposits placed with banks, accounts receivable, other receivables and notes receivable included in the consolidated statement of financial position represent the Group’s maximum exposure to credit risk. No other financial assets carry a significant exposure to credit risk.
     The Group has no significant concentration of credit risk.
     (c) Liquidity risk
     The Group’s liquidity risk management involves maintaining sufficient cash and cash equivalents and availability of funding through an adequate amount of committed credit facilities.
     Given the low level of gearing and continued access to funding, the Group believes that its liquidity risk is not material.
     Analysis of the Group’s financial liabilities based on the remaining period at the date of the statement of financial position to the contractual maturity dates are presented in Note 28.
     4.2 Capital management
     The Group’s objectives when managing capital are to safeguard its ability to continue as a going concern, optimise returns for owners and to minimise its cost of capital. In meeting its objectives of managing capital, the Group may issue new shares, adjust its debt levels or the mix between short-term and long-term borrowings.
     The Group monitors capital on the basis of the gearing ratio which is calculated as interest-bearing borrowings/ (interest-bearing borrowings + total equity). The gearing ratios at December 31, 2009 is 20.5% (2008: 13.0%).
     4.3 Fair value estimation
     The methods and assumptions applied in determining the fair value of each class of financial assets and financial liabilities of the Group at December 31, 2009 and 2008 are disclosed in the respective accounting policies.
     The carrying amounts of the following financial assets and financial liabilities approximate their fair value as all of them are short-term in nature: cash and cash equivalents, time deposits with maturities over three months but within one year, accounts receivable, other receivables, trade payables, other payables and short-term borrowings. The fair values of fixed rate long-term borrowings are likely to be different from their respective carrying amounts. Analysis of the fair values and carrying amounts of long-term borrowings are presented in Note 28.
5 CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS
     Estimates and judgements are regularly evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.
     The matters described below are considered to be the most critical in understanding the estimates and judgements that are involved in preparing the Group’s consolidated financial statements.

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in millions unless otherwise stated)
     (a) Estimation of oil and natural gas reserves
     Estimates of oil and natural gas reserves are key elements in the Group’s investment decision-making process. They are also an important element in testing for impairment. Changes in proved oil and natural gas reserves, particularly proved developed reserves, will affect unit-of-production depreciation, depletion and amortisation recorded in the Group’s consolidated financial statements for property, plant and equipment related to oil and gas production activities. A reduction in proved developed reserves will increase depreciation, depletion and amortisation charges. Proved reserve estimates are subject to revision, either upward or downward, based on new information, such as from development drilling and production activities or from changes in economic factors, including product prices, contract terms, evolution of technology or development plans.
     (b) Estimation of impairment of property, plant and equipment
     Property, plant and equipment, including oil and gas properties, are reviewed for possible impairments when events or changes in circumstances indicate that the carrying amount may not be recoverable. Determination as to whether and how much an asset is impaired involves management estimates and judgements such as the future price of crude oil, refined and chemical products and the production profile. However, the impairment reviews and calculations are based on assumptions that are consistent with the Group’s business plans. Favourable changes to some assumptions may allow the Group to avoid the need to impair any assets in these years, whereas unfavourable changes may cause the assets to become impaired.
     (c) Estimation of asset retirement obligations
     Provision is recognised for the future decommissioning and restoration of oil and gas properties. The amounts of the provision recognised are the present values of the estimated future expenditures. The estimation of the future expenditures is based on current local conditions and requirements, including legal requirements, technology, price levels, etc. In addition to these factors, the present value of these estimated future expenditures are also impacted by the estimation of the economic lives of oil and gas properties. Changes in any of these estimates will impact the operating results and the financial position of the Group over the remaining economic lives of the oil and gas properties.
6 TURNOVER
     Turnover represents revenues from the sale of crude oil, natural gas, refined products and petrochemical products and from the transportation of crude oil, refined products and natural gas. Analysis of turnover by segment is shown in Note 38.

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in millions unless otherwise stated)
7 PROFIT BEFORE INCOME TAX EXPENSE

	2009	2008
	RMB	RMB
Items credited and charged in arriving at the profit before income tax expense include:

Credited
Dividend income from available-for-sale financial assets	177	252
Reversal of provision for impairment of receivables	240	184
Reversal of write down in inventories	23	15
Government grants (i)	1,097	16,914

Charged
Amortisation on intangible and other assets	2,153	1,888
Auditors’ remuneration	80	95
Cost of inventories recognised as expense	613,702	662,758
Provision for impairment of receivables	117	188
Loss on disposal of property, plant and equipment	1,642	2,602
Operating lease expenses	7,367	6,819
Research and development expenses	9,887	7,760
Write down in inventories	377	8,608

(i)	Government grants during the year 2008 primarily comprise financial support measures provided by the PRC government to ensure supply of crude oil and refined products in the domestic market implemented from 2008.
8 EMPLOYEE COMPENSATION COSTS

	2009	2008
	RMB	RMB
Wages, salaries and allowances	44,202	39,008
Social security costs	21,775	23,159

	65,977	62,167

     Social security costs mainly represent contributions to plans for staff welfare organised by the PRC municipal and provincial governments and others including contributions to the retirement benefit plans (Note 33).

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in millions unless otherwise stated)
9 TAXES OTHER THAN INCOME TAXES
     Taxes other than income taxes include consumption taxes of RMB 82,429 for the year ended December 31, 2009 (2008: RMB 13,570) and special levies on domestic sales of crude oil of RMB 20,020 for the year ended December 31, 2009 (2008: RMB 85,291).
10 INTEREST EXPENSE

	2009	2008
	RMB	RMB
Interest on Bank loans
- wholly repayable within five years	1,339	2,065
- not wholly repayable within five years	90	22
Other loans
- wholly repayable within five years	4,624	1,365
- not wholly repayable within five years	477	598
Accretion expense (Note 32)	1,943	1,746
Less: Amounts capitalised	(3,201)	(2,752)

	5,272	3,044

     Amounts capitalised are borrowing costs that are attributable to the construction of a qualifying asset. The average interest rate used to capitalise such borrowing cost was 5.184% per annum for the year ended December 31, 2009.

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in millions unless otherwise stated)
11 EMOLUMENTS OF DIRECTORS AND SUPERVISORS
     Details of the emoluments of directors and supervisors for the years ended December 31, 2009 and 2008 are as follows:

	2009				2008
		Salaries,	Contribution to
	Fee for directors	allowances and	retirement
Name	and supervisors	other benefits	benefit scheme	Total	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Chairman:
Mr. Jiang Jiemin	—	—	—	—	—

Vice Chairman:
Mr. Zhou Jiping	—	737	37	774	515

Executive directors:
Mr. Duan Wende (i)	—	—	—	—	366
Mr. Liao Yongyuan	—	710	37	747	869

	—	710	37	747	1,235

Non-executive directors:
Mr. Wang Yilin	—	—	—	—	—
Mr. Zeng Yukang	—	—	—	—	—
Mr. Wang Fucheng	—	—	—	—	—
Mr. Wang Guoliang	—	—	—	—	—
Mr. Li Xinhua	—	—	—	—	—
Mr. Jiang Fan	—	494	25	519	569
Mr. Chee-Chen Tung	260	—	—	260	249
Mr. Liu Hongru	339	—	—	339	343
Mr. Li Yongwu (ii)	344	—	—	344	197
Mr. Cui Junhui	348	—	—	348	331
Mr. Franco Bernabè	246	—	—	246	243

	1,537	494	25	2,056	1,932

Supervisors:
Mr. Chen Ming	—	—	—	—	—
Mr. Wen Qingshan	—	—	—	—	—
Mr. Sun Xianfeng	—	—	—	—	—
Mr. Yu Yibo	—	—	—	—	—
Mr. Wang Yawei	—	—	—	—	—
Mr. Qin Gang	—	507	34	541	521
Ms. Wang Shali	—	—	—	—	—
Mr. Li Yongwu (ii)	—	—	—	—	110
Mr. Zhang Jinzhu (i)	—	—	—	—	206
Mr. Wu Zhipan (iii)	107	—	—	107	234
Mr. Li Yuan	217	—	—	217	124
Mr. Wang Daocheng (iii)	117	—	—	117	—

	441	507	34	982	1,195

	1,978	2,448	133	4,559	4,877

(i)	No longer an executive director or a supervisor since May 16, 2008.

(ii)	Elected as an independent non-executive director in May 16, 2008 and no longer a supervisor since then.

(iii)	Mr. Wu Zhipan no longer as a supervisor since May 12, 2009 and Mr. Wang Daocheng was elected as a supervisor since then.

(iv)	Emoluments exclude the one-off payments by the Company to some of the independent non-executive directors of approximately RMB7.30 million in 2009.

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in millions unless otherwise stated)
     The emoluments of the directors and supervisors fall within the following bands (including directors and supervisors whose term expired during the year):

	2009	2008
	Number	Number
RMB Nil — RMB 1 million	24	25
     None of the directors and supervisors has waived their remuneration during the year ended December 31, 2009 (2008: None).
     The five highest paid individuals in the Company for each of the two years ended December 31, 2009 and 2008 were also directors or supervisors and their emoluments are reflected in the analysis shown above.
     During 2009 and 2008, the Company did not incur any severance payment to any director for loss of office or any payment as inducement to any director to join the Company.
12 INCOME TAX EXPENSE

	2009	2008
	RMB	RMB
Current taxes	24,862	43,423
Deferred taxes (Note 31)	8,611	(8,212)

	33,473	35,211

     In accordance with the relevant PRC income tax rules and regulations, the PRC corporate income tax rate applicable to the Group is principally 25%. Operations of the Group in certain regions in China have qualified for certain tax incentives in the form of a preferential income tax rate of 15% through the year 2010.
     The tax on the Group’s profit before taxation differs from the theoretical amount that would arise using the corporate income tax rate in the PRC applicable to the Group as follows:

	2009	2008
	RMB	RMB
Profit before income tax expense	140,032	162,013

Tax calculated at a tax rate of 25%	35,008	40,503
Prior year tax return adjustment	(2,216)	25
Effect of income taxes from international operations in excess of taxes at the PRC statutory tax rate	1,820	6,876

Effect of preferential tax rate	(5,502)	(10,907)
Effect of change in statutory income tax rates on deferred taxes	(184)	(3,134)
Tax effect of income not subject to tax	(1,140)	(1,357)
Tax effect of expenses not deductible for tax purposes	5,687	3,205

Income tax expense	33,473	35,211

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in millions unless otherwise stated)
13 PROFIT ATTRIBUTABLE TO OWNERS OF THE COMPANY
     The profit attributable to owners of the Company is dealt with in the consolidated financial statements of the Group to the extent of RMB 103,387 for the year ended December 31, 2009 (2008: RMB 114,453).
14 BASIC AND DILUTED EARNINGS PER SHARE
     Basic and diluted earnings per share for the year ended December 31, 2009 and December 31, 2008 have been computed by dividing profit for the year attributable to owners of the Company by 183,021 million shares issued and outstanding for the year.
     There are no potentially dilutive ordinary shares.
15 DIVIDENDS

	2009	2008
	RMB	RMB
Interim dividends attributable to owners of the Company for 2009 (a)	22,725	—
Proposed final dividends attributable to owners of the Company for 2009 (b)	23,799	—
Interim dividends attributable to owners of the Company for 2008 (c)	—	24,127
Final dividends attributable to owners of the Company for 2008 (d)	—	27,367

	46,524	51,494

(a)	Interim dividends attributable to owners of the Company in respect of 2009 of RMB 0.12417 yuan per share amounting to a total of RMB 22,725 and were paid on October 16, 2009.

(b)	At the meeting on March 25, 2010, the Board of Directors proposed final dividends attributable to owners of the Company in respect of 2009 of RMB 0.13003 yuan per share amounting to a total of RMB 23,799. These consolidated financial statements do not reflect this dividend payable as the final dividends were proposed after the reporting period and will be accounted for in equity as an appropriation of retained earnings in the year ending December 31, 2010 when approved at the forthcoming Annual General Meeting.

(c)	Interim dividends attributable to owners of the Company in respect of 2008 of RMB 0.13183 yuan per share amounting to a total of RMB 24,127 and were paid on October 16, 2008.

(d)	Final dividends attributable to owners of the Company in respect of 2008 of RMB 0.14953 yuan per share amounting to a total of RMB 27,367 were approved by the shareholders in the Annual General Meeting on May 12, 2009 and were paid on June 19, 2009.

(e)	Final dividends attributable to owners of the Company in respect of 2007 of RMB 0.156859 yuan per share amounting to a total of RMB 28,708 were approved by the shareholders in the Annual General Meeting on May 15, 2008 and were paid on June 13, 2008.

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in millions unless otherwise stated)
16 PROPERTY, PLANT AND EQUIPMENT
      Group

		Oil	Equipment
Year Ended		and Gas	and	Motor		Construction
December 31, 2009	Buildings	Properties	Machinery	Vehicles	Other	in Progress	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Cost or valuation
At beginning of the year	99,680	790,354	366,953	17,537	9,924	172,353	1,456,801
Additions	4,516	11,141	27,315	3,277	2,880	236,285	285,414
Transfers	9,746	97,136	62,540	—	1,497	(170,919)	—
Disposals or write-offs	(2,617)	(5,838)	(3,842)	(503)	(3,107)	(11,614)	(27,521)
Currency translation differences	(415)	(3,944)	(402)	(127)	(143)	(626)	(5,657)

At end of the year	110,910	888,849	452,564	20,184	11,051	225,479	1,709,037

Accumulated depreciation and impairment
At beginning of the year	(27,710)	(317,301)	(196,842)	(8,536)	(5,723)	(265)	(556,377)
Charge for the year	(5,614)	(57,088)	(24,988)	(1,657)	(1,012)	(11)	(90,370)
Disposals or write-offs or transfers	1,087	3,455	3,363	378	2,873	—	11,156
Currency translation differences	124	1,497	179	83	137	1	2,021

At end of the year	(32,113)	(369,437)	(218,288)	(9,732)	(3,725)	(275)	(633,570)

Net book value
At end of the year	78,797	519,412	234,276	10,452	7,326	225,204	1,075,467

		Oil	Equipment
Year Ended		and Gas	and	Motor		Construction
December 31, 2008	Buildings	Properties	Machinery	Vehicles	Other	in Progress	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Cost or valuation
At beginning of the year	90,951	676,011	334,948	15,284	9,034	113,283	1,239,511
Additions	1,006	14,382	3,720	2,816	288	220,202	242,414
Transfers	10,287	106,930	32,296	—	930	(150,443)	—
Disposals or write-offs	(2,317)	(3,946)	(3,631)	(496)	(222)	(10,341)	(20,953)
Currency translation differences	(247)	(3,023)	(380)	(67)	(106)	(348)	(4,171)

At end of the year	99,680	790,354	366,953	17,537	9,924	172,353	1,456,801

Accumulated depreciation and impairment
At beginning of the year	(22,907)	(269,289)	(167,074)	(7,446)	(5,050)	(285)	(472,051)
Charge for the year	(5,869)	(50,848)	(31,916)	(1,466)	(946)	(1)	(91,046)
Disposals or write-offs or transfers	1,008	1,868	2,039	340	214	20	5,489
Currency translation differences	58	968	109	36	59	1	1,231

At end of the year	(27,710)	(317,301)	(196,842)	(8,536)	(5,723)	(265)	(556,377)

Net book value
At end of the year	71,970	473,053	170,111	9,001	4,201	172,088	900,424

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in millions unless otherwise stated)
      Company

		Oil	Equipment
Year Ended		and Gas	and	Motor		Construction
December 31, 2009	Buildings	Properties	Machinery	Vehicles	Other	in Progress	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Cost or valuation
At beginning of the year	70,506	535,263	318,779	11,442	8,566	145,764	1,090,320
Transfer from subsidiaries	65	—	133	68	3	—	269
Additions	3,665	5,244	20,780	2,367	82	171,259	203,397
Transfers	8,211	69,306	50,577	—	531	(128,625)	—
Disposals or write-offs	(1,395)	(4,057)	(3,672)	(362)	(2,129)	(9,466)	(21,081)

At end of the year	81,052	605,756	386,597	13,515	7,053	178,932	1,272,905

Accumulated depreciation and impairment
At beginning of the year	(22,118)	(213,765)	(173,417)	(5,671)	(4,525)	(240)	(419,736)
Transfer from subsidiaries	(44)	—	(78)	(43)	—	—	(165)
Charge for the year	(4,296)	(39,365)	(20,830)	(1,044)	(605)	—	(66,140)
Disposals or write-offs or transfers	731	2,413	3,265	360	1,904	—	8,673

At end of the year	(25,727)	(250,717)	(191,060)	(6,398)	(3,226)	(240)	(477,368)

Net book value
At end of the year	55,325	355,039	195,537	7,117	3,827	178,692	795,537

		Oil	Equipment
Year Ended		and Gas	and	Motor		Construction
December 31, 2008	Buildings	Properties	Machinery	Vehicles	Other	in Progress	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Cost or valuation
At beginning of the year	64,095	449,273	289,504	9,917	7,917	91,585	912,291
Transfer from a subsidiary	29	—	684	7	—	—	720
Additions	770	10,721	2,375	1,718	160	176,202	191,946
Transfers	7,198	77,492	28,569	—	542	(113,801)	—
Disposals or write-offs	(1,586)	(2,223)	(2,353)	(200)	(53)	(8,222)	(14,637)

At end of the year	70,506	535,263	318,779	11,442	8,566	145,764	1,090,320

Accumulated depreciation and impairment
At beginning of the year	(18,473)	(177,667)	(146,277)	(4,874)	(4,078)	(250)	(351,619)
Transfer from a subsidiary	(7)	—	(204)	(4)	—	—	(215)
Charge for the year	(4,227)	(36,784)	(28,930)	(949)	(495)	—	(71,385)
Disposals or write-offs or transfers	589	686	1,994	156	48	10	3,483

At end of the year	(22,118)	(213,765)	(173,417)	(5,671)	(4,525)	(240)	(419,736)

Net book value
At end of the year	48,388	321,498	145,362	5,771	4,041	145,524	670,584

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in millions unless otherwise stated)
     The depreciation charge of the Group for the year ended December 31, 2009 included impairment losses of RMB 1,580 and RMB 478 (2008: RMB 4,235 and RMB 11,950) primarily related to certain of the Group’s oil and gas properties and refining and chemical production assets. The carrying values of these assets were written down to their recoverable values.
     A valuation of all of the Group’s property, plant and equipment, excluding oil and gas reserves, was carried out during 1999 by independent valuers on a depreciated replacement cost basis. As at September 30, 2003, a revaluation of the Group’s refining and chemical production equipment was undertaken by a firm of independent valuers, China United Assets Appraiser Co., Ltd., in the PRC on a depreciated replacement cost basis. The revaluation surplus net of applicable deferred income taxes was credited to equity.
     As at March 31, 2006, a revaluation of the Group’s oil and gas properties was undertaken by independent valuers, China United Assets Appraiser Co., Ltd. and China Enterprise Appraisals, on a depreciated replacement cost basis. The revaluation did not result in significant differences from their carrying values.
     The following table indicates the changes to the Group’s exploratory well costs, which are included in construction in progress, for the years ended December 31, 2009 and 2008.

	2009	2008
	RMB	RMB

At beginning of the year	15,853	11,975
Additions to capitalised exploratory well costs pending the determination of proved reserves	22,891	26,503
Reclassified to wells, facilities, and equipment based on the determination of proved reserves	(11,504)	(12,284)
Capitalised exploratory well costs charged to expense	(10,019)	(10,341)

At end of the year	17,221	15,853

     The following table provides an aging of capitalised exploratory well costs based on the date the drilling was completed.

	December	December
	31, 2009	31, 2008
	RMB	RMB

One year or less	15,560	14,318
Over one year	1,661	1,535

Balance at December 31	17,221	15,853

     RMB 1,661 at December 31, 2009 of capitalised exploratory well costs over one year are principally related to wells that are under further evaluation of drilling results or pending completion of development planning to ascertain economic viability.

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in millions unless otherwise stated)
17 INVESTMENTS IN ASSOCIATES AND JOINTLY CONTROLLED ENTITIES
     The summarised financial information of the Group’s principal associates and jointly controlled entities, including the aggregated amounts of assets, liabilities, revenues, profit or loss and the interest held by the Group were as follows:

	Country of	Assets	Liabilities	Revenues	Profit/(loss)	Interest	Type of
Name	Incorporation	RMB	RMB	RMB	RMB	Held %	Share
As of or for the year ended December 31, 2009:
Dalian West Pacific Petrochemical Co., Ltd.	PRC	10,168	12,228	28,205	1,076	28.44	ordinary
China Marine Bunker (PetroChina) Co., Ltd.	PRC	6,546	3,501	27,510	358	50.00	ordinary
As of or for the year ended December 31, 2008:
Dalian West Pacific Petrochemical Co., Ltd.	PRC	10,433	13,182	41,643	(5,660)	28.44	ordinary
China Marine Bunker (PetroChina) Co., Ltd.	PRC	6,619	3,972	43,037	392	50.00	ordinary
     Dividends received and receivable from associates and jointly controlled entities were RMB 568 in 2009 (2008: RMB 3,886).
     In 2009, investments in associates and jointly controlled entities of RMB 345 (2008: RMB 36) were disposed of, resulting in a gain of RMB 33 (2008: A loss of RMB 3).
18 AVAILABLE-FOR-SALE FINANCIAL ASSETS

	Group		Company
	December	December	December	December
	31, 2009	31, 2008	31, 2009	31, 2008
	RMB	RMB	RMB	RMB

Available-for-sale financial assets	2,799	2,509	1,463	1,443
Less: Impairment losses	(456)	(475)	(434)	(453)

	2,343	2,034	1,029	990

     Available-for-sale financial assets comprise principally unlisted equity securities.
     In 2009, available-for-sale financial assets of RMB 137 (2008: RMB 74) were disposed of, resulting in a gain of RMB 4 (2008: RMB 5).

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in millions unless otherwise stated)
19 SUBSIDIARIES
     The principal subsidiaries of the Group are:

		Paid-up		Attributable
	Country of	Capital		Equity
Company Name	Incorporation	(RMB)	Type of Legal Entity	Interest %	Principal Activities

Daqing Oilfield Company Limited	PRC	47,500	Limited liability company	100.00	Exploration, production and sale of crude oil and natural gas
CNPC Exploration and Development Company Limited	PRC	16,100	Limited liability company	50.00	Exploration, production and sale of crude oil and natural gas in and outside the PRC
PetroKazakhstan Inc.	Canada	US Dollar 665	Joint stock company with limited liability	67.00	Exploration, production and sale of crude oil and natural gas outside the PRC
PetroChina Hong Kong Limited	Hong Kong	HK Dollar 7,592	Limited liability company	100.00	Investment holding. The principal activities of its subsidiaries, associates and jointly controlled entities are the exploration and production of crude oil and natural gas in and outside the PRC
     Business combinations under common control between certain subsidiaries of the Group and subsidiaries of CNPC were completed during the year and accordingly, the financial statements have been restated. These business combinations are not individually or in aggregate material to the Group.
20 ADVANCE OPERATING LEASE PAYMENTS

	Group		Company
	December	December	December	December
	31, 2009	31, 2008	31, 2009	31, 2008
	RMB	RMB	RMB	RMB

Land use rights	19,901	16,954	16,301	13,938
Advance lease payments	10,335	9,326	8,384	7,466

	30,236	26,280	24,685	21,404

     Land use rights have terms up to 50 years. Advance lease payments are principally for use of land sub-leased from entities other than the PRC land authorities. These advance operating lease payments are amortised over the related lease terms using the straight-line method.

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in millions unless otherwise stated)
21 INTANGIBLE AND OTHER ASSETS
      Group

	December 31, 2009			December 31, 2008
		Accumulated			Accumulated
	Cost	amortisation	Net	Cost	amortisation	Net
	RMB	RMB	RMB	RMB	RMB	RMB

Patents	3,076	(1,939)	1,137	3,071	(1,729)	1,342
Technical know-how	1,654	(242)	1,412	372	(174)	198
Goodwill (i)	2,818	—	2,818	148	—	148
Other	11,025	(2,992)	8,033	7,098	(2,109)	4,989

Intangible assets	18,573	(5,173)	13,400	10,689	(4,012)	6,677

Other assets			4,617			4,017

			18,017			10,694

(i)	During the current year, the Group through PetroChina International (Singapore) Pte. Ltd. (an indirectly wholly owned subsidiary of the Company), acquired 100% of the share capital in Singapore Petroleum Company Limited for cash consideration of Singapore Dollars S$3,239 (approximately RMB 15,296). At the date of acquisition, the fair value of the net assets in Singapore Petroleum Company Limited is S$2,668 (approximately RMB 12,597) and consequently, goodwill of S$571 (approximately RMB 2,699) was recognised.
     Company

	December 31, 2009			December 31, 2008
		Accumulated			Accumulated
	Cost	amortisation	Net	Cost	amortisation	Net
	RMB	RMB	RMB	RMB	RMB	RMB

Patents	2,461	(1,324)	1,137	2,456	(1,114)	1,342
Technical know-how	1,552	(156)	1,396	244	(78)	166
Other	7,059	(2,512)	4,547	5,309	(1,748)	3,561

Intangible assets	11,072	(3,992)	7,080	8,009	(2,940)	5,069

Other assets			4,431			3,981

			11,511			9,050

     Patents principally represent expenditure incurred in acquiring processes and techniques that are generally protected by the relevant government authorities. Technical know-how is amounts attributable to operational technology acquired in connection with the purchase of equipment. The costs of technical know-how are included as part of the purchase price and are separately distinguishable from the other assets acquired.

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in millions unless otherwise stated)
22 INVENTORIES

	Group		Company
	December	December	December	December
	31, 2009	31, 2008	31, 2009	31, 2008
	RMB	RMB	RMB	RMB

Crude oil and other raw materials	30,928	31,319	24,984	26,457
Work in progress	7,006	3,472	8,331	5,743
Finished goods	77,685	65,074	61,032	56,525
Spare parts and consumables	28	31	21	21

	115,647	99,896	94,368	88,746
Less: Write down in inventories	(866)	(9,211)	(628)	(7,557)

	114,781	90,685	93,740	81,189

     The carrying amounts of inventories of the Group, which are carried at net realisable value, amounted to RMB 7,216 (2008: RMB 53,551) at December 31, 2009.
23 ACCOUNTS RECEIVABLE

	Group		Company
	December	December	December	December
	31, 2009	31, 2008	31, 2009	31, 2008
	RMB	RMB	RMB	RMB

Accounts receivable	30,909	19,233	5,236	4,363
Less: Provision for impairment of receivables	(2,124)	(2,423)	(1,922)	(2,193)

	28,785	16,810	3,314	2,170

     The aging analysis of accounts receivable at December 31, 2009 and December 31, 2008 is as follows:

	Group		Company
	December	December	December	December
	31, 2009	31, 2008	31, 2009	31, 2008
	RMB	RMB	RMB	RMB

Within 1 year	28,579	16,563	3,198	2,024
Between 1 to 2 years	112	156	34	83
Between 2 to 3 years	84	25	52	13
Over 3 years	2,134	2,489	1,952	2,243

	30,909	19,233	5,236	4,363

     The Group offers its customers credit terms up to 180 days.
     Movements in the provision for impairment of accounts receivable are as follows:

	Group
	2009	2008
	RMB	RMB

At beginning of the year	2,423	2,880
Provision for impairment of accounts receivable	38	36
Receivables written off as uncollectible	(232)	(388)
Reversal of provision for impairment of accounts receivable	(105)	(105)

At end of the year	2,124	2,423

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in millions unless otherwise stated)
24 PREPAID EXPENSES AND OTHER CURRENT ASSETS

	Group		Company
	December	December	December	December
	31, 2009	31, 2008	31, 2009	31, 2008
	RMB	RMB	RMB	RMB

Other receivables	8,528	10,122	18,936	16,545
Advances to suppliers	36,009	37,209	19,880	20,717

	44,537	47,331	38,816	37,262
Less: Provision for impairment	(3,741)	(3,943)	(1,747)	(1,953)

	40,796	43,388	37,069	35,309
Prepaid income taxes	—	—	—	2,734
Value-added tax recoverable	15,663	25,677	11,434	21,508
Prepaid expenses	421	275	268	223
Other current assets	2,715	217	146	283

	59,595	69,557	48,917	60,057

     Other receivables consist primarily of taxes other than income tax refunds, subsidies receivable, and receivables for the sale of materials and scrap.
25 NOTES RECEIVABLE
     Notes receivable represent mainly bills of acceptance issued by banks for the sale of goods and products. All notes receivable are due within one year.
26 CASH AND CASH EQUIVALENTS
     The weighted average effective interest rate on bank deposits was 1.46% per annum for the year ended December 31, 2009 (2008: 2.24% per annum).

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in millions unless otherwise stated)
27 ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	Group		Company
	December	December	December	December
	31, 2009	31, 2008	31, 2009	31, 2008
	RMB	RMB	RMB	RMB

Trade payables	62,840	38,795	25,679	19,108
Advances from customers	21,193	13,008	15,043	10,985
Salaries and welfare payable	5,105	6,377	4,303	5,395
Accrued expenses	31	20	25	9
Dividends payable by subsidiaries to non-controlling shareholders	105	154	—	—
Interest payable	1,448	156	1,296	37
Construction fee and equipment cost payables	93,920	79,491	75,456	65,905
Other payables	20,097	18,779	12,690	15,315

	204,739	156,780	134,492	116,754

     Other payables consist primarily of customer deposits.
     The aging analysis of trade payables at December 31, 2009 and 2008 is as follows:

	Group		Company
	December	December	December	December
	31, 2009	31, 2008	31, 2009	31, 2008
	RMB	RMB	RMB	RMB

Within 1 year	60,420	36,892	23,869	17,503
Between 1 to 2 years	1,404	1,054	921	878
Between 2 to 3 years	505	306	436	259
Over 3 years	511	543	453	468

	62,840	38,795	25,679	19,108

28 BORROWINGS
     (a) Short-term borrowings

	Group		Company
	December	December	December	December
	31, 2009	31, 2008	31, 2009	31, 2008
	RMB	RMB	RMB	RMB

Bank loans
- secured	1,876	1,841	—	—
- unsecured	18,377	25,111	13,823	22,152
Loans from CNPC and a fellow CNPC subsidiary	54,369	60,819	63,516	73,760
Short-term financing bills	60,000	—	60,000	—
Other	—	1	—	1

	134,622	87,772	137,339	95,913
Current portion of long-term borrowings	14,229	5,898	13,884	5,373

	148,851	93,670	151,223	101,286

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in millions unless otherwise stated)
     (b) Long-term borrowings

		Group		Company
	Interest rates and	December	December	December	December
	final maturities	31, 2009	31, 2008	31, 2009	31, 2008
		RMB	RMB	RMB	RMB

Renminbi —denominated borrowings:

Bank loans for the development of oil fields and construction of refining plants	Floating interest rate at 5.35% per annum as of December 31, 2009, with maturities through 2010	100	200	100	200

Bank loans for working capital	Majority floating interest rates ranging from 4.86% to 6.23% per annum as of December 31, 2009, with maturities through 2019	7,013	6,409	6,000	6,000

Loans from CNPC and a fellow CNPC subsidiary for the development of oil fields and construction of refining plants	Majority floating interest rates ranging from 2.48% to 5.04% per annum as of December 31, 2009, with maturities through 2032	16,262	16,181	16,262	16,181

Working capital loans from a fellow CNPC subsidiary	Fixed interest rates ranging from 4.32% to 4.90% per annum as of December 31, 2009, with maturities through 2012	760	456	—	2

Working capital loans	Majority fixed interest rates ranging from 2.55% to 6.32% per annum as of December 31, 2009, with no fixed repayment terms	44	5	4	5

Corporate debenture for the development of oil and gas properties	Fixed interest rates ranging from 3.76% to 4.11% per annum as of December 31, 2009, with maturities through 2013	3,500	3,500	3,500	3,500

Medium-term notes for the development of oil and gas properties	Fixed interest rates ranging from 2.28% to 3.35% per annum as of December 31, 2009, with maturities through 2014	45,000	—	45,000	—

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in millions unless otherwise stated)

		Group		Company
	Interest rates and	December	December	December	December
	final maturities	31, 2009	31, 2008	31, 2009	31, 2008
		RMB	RMB	RMB	RMB

US Dollar —denominated borrowings:

Bank loans for the development of oil fields and construction of refining plants	Fixed interest rates ranging from zero to 1.50% per annum as of December 31, 2009, with maturities through 2038	240	278	240	278

Bank loans for the development of oil fields and construction of refining plants	Floating interest rates ranging from LIBOR plus 0.50% to LIBOR plus 3.00% per annum as of December 31, 2009, with maturities through 2014	4,577	3,825	345	407

Bank loans for working capital	Floating interest rates ranging from LIBOR plus 0.30% to LIBOR plus 2.00% per annum as of December 31, 2009, with maturities through 2014	10,632	2,392	2,390	2,392

Loans from fellow CNPC subsidiaries for the development of oil fields and construction of refining plants	Floating interest rates ranging from LIBOR plus 0.30% to 0.40% per annum as of December 31, 2009, with maturities through 2020	2,688	2,691	2,688	2,691

Loans from a fellow CNPC subsidiary for working capital	Majority floating interest rate at LIBOR plus 1.00% per annum as of December 31, 2009, with maturities through 2015	7,674	851	—	—

Loans for the development of oil fields and construction of refining plants	Fixed interest rate at 1.55% per annum as of December 31, 2009, with maturities through 2022	325	352	325	352

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in millions unless otherwise stated)

		Group		Company
	Interest rates and	December	December	December	December
	final maturities	31, 2009	31, 2008	31, 2009	31, 2008
		RMB	RMB	RMB	RMB

Loans for working capital	Floating interest rate at 5.00% per annum as of December 31, 2009, with no fixed repayment terms	47	569	—	—

Corporate debenture for the development of oil fields and construction of refining plants	Fixed interest rate at 3.00% per annum as of December 31, 2009, with maturities through 2019	295	301	—	—

Corporate debenture for the development of oil and gas properties	Fixed interest rate at 9.50% per annum as of December 31, 2009, with maturities through 2011	341	513	—	—

Japanese Yen —denominated borrowings:

Bank loans for the development of oil fields and construction of refining plants	Fixed interest rate at 2.42% per annum as of December 31, 2009, with maturities through 2010	10	20	10	20

Euro —denominated borrowings:

Bank loans for the development of oil fields and construction of refining plants	Fixed interest rates ranging from 2.00% to 2.30% per annum as of December 31, 2009, with maturities through 2023	192	207	192	207

Total long-term borrowings		99,700	38,750	77,056	32,235

Less: Current portion of long-term borrowings		(14,229)	(5,898)	(13,884)	(5,373)

		85,471	32,852	63,172	26,862

     For loans denominated in RMB with floating interest rates, the interest rates are re-set annually on the respective anniversary dates based on interest rates announced by the People’s Bank of China. For loans denominated in currencies other than RMB with floating interest rates, the interest rates are re-set quarterly or semi-annually as stipulated in the respective agreements. Other loans represent loans from independent third parties other than banks.
     Borrowings of the Group of RMB 1,154 were guaranteed by CNPC and its subsidiaries at December 31, 2009 (2008: RMB 941).

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in millions unless otherwise stated)
     The Group’s borrowings include secured liabilities totalling RMB 7,904 at December 31, 2009 (2008: RMB 3,403). These borrowings are mainly secured over certain of the Group’s notes receivable, inventories, fixed assets, intangible assets, cash and cash equivalents and time deposits with maturities over one year amounting to RMB 8,693 (2008: RMB 4,031).

	Group		Company
	December	December	December	December
	31, 2009	31, 2008	31, 2009	31, 2008
	RMB	RMB	RMB	RMB

Total borrowings:
- interest free	51	53	51	53
- at fixed rates	163,155	85,170	156,715	80,847
- at floating rates	71,116	41,299	57,629	47,248

	234,322	126,522	214,395	128,148

Weighted average effective interest rates:
- bank loans	3.10%	4.20%	4.05%	4.50%
- loans from CNPC and fellow CNPC subsidiaries	3.21%	4.32%	3.00%	3.73%
- corporate debentures	4.31%	4.51%	3.91%	3.91%
- medium-term notes	2.78%	—	2.78%	—
- short-term financing bills	2.01%	—	2.01%	—
- other loans	2.22%	3.05%	1.62%	1.53%
     The carrying amounts and fair values of long-term borrowings are as follows:

	Group		Company
	Carrying Amounts
	December	December	December	December
	31, 2009	31, 2008	31, 2009	31, 2008
	RMB	RMB	RMB	RMB

Bank loans	22,764	13,331	9,277	9,504
Loans from CNPC and fellow CNPC subsidiaries	27,384	20,179	18,950	18,874
Corporate debentures	4,136	4,314	3,500	3,500
Medium-term notes	45,000	—	45,000	—
Other	416	926	329	357

	99,700	38,750	77,056	32,235

	Group		Company
	Fair Values
	December	December	December	December
	31, 2009	31, 2008	31, 2009	31, 2008
	RMB	RMB	RMB	RMB

Bank loans	22,601	13,111	9,112	9,307
Loans from CNPC and fellow CNPC subsidiaries	27,377	20,179	18,762	18,874
Corporate debentures	4,146	4,020	3,516	3,263
Medium-term notes	43,587	—	43,587	—
Other	350	798	267	228

	98,061	38,108	75,244	31,672

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in millions unless otherwise stated)
     The fair values are based on discounted cash flows using applicable discount rates based upon the prevailing market rates of interest available to the Group for financial instruments with substantially the same terms and characteristics at the dates of the statement of financial position. Such discount rates ranged from 1.02% to 5.93% per annum as of December 31, 2009 (2008: 1.47% to 7.41%) depending on the type of the borrowings. The carrying amounts of short-term borrowings approximate their fair values.
     Maturities of long-term borrowings at the dates indicated below are as follows:

	Group		Company
	December	December	December	December
	31, 2009	31, 2008	31, 2009	31, 2008
Bank loans	RMB	RMB	RMB	RMB

Within one year	8,756	579	8,594	225
Between one to two years	2,996	9,991	99	8,599
Between two to five years	10,668	2,395	285	314
After five years	344	366	299	366

	22,764	13,331	9,277	9,504

	Group		Company
	December	December	December	December
	31, 2009	31, 2008	31, 2009	31, 2008
Loans other than bank loans	RMB	RMB	RMB	RMB

Within one year	5,473	5,319	5,290	5,148
Between one to two years	9,216	5,451	2,026	5,090
Between two to five years	52,153	5,037	51,579	3,580
After five years	10,094	9,612	8,884	8,913

	76,936	25,419	67,779	22,731

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in millions unless otherwise stated)
29 SHARE CAPITAL

	Group and Company
	December	December
	31, 2009	31, 2008
	RMB	RMB

Registered, issued and fully paid:
A shares	161,922	161,922
H shares	21,099	21,099

	183,021	183,021

     In accordance with the Restructuring Agreement between CNPC and the Company effective as of November 5, 1999, the Company issued 160 billion state-owned shares in exchange for the assets and liabilities transferred to the Company by CNPC. The 160 billion state-owned shares were the initial registered capital of the Company with a par value of RMB 1.00 yuan per share.
     On April 7, 2000, the Company issued 17,582,418,000 shares, represented by 13,447,897,000 H shares and 41,345,210 ADSs (each representing 100 H shares) in a global initial public offering (“Global Offering”) and the trading of the H shares and the ADSs on the Stock Exchange of Hong Kong Limited and the New York Stock Exchange commenced on April 7, 2000 and April 6, 2000, respectively. The H shares and ADSs were issued at prices of HK$1.28 per H share and US$16.44 per ADS respectively for which the net proceeds to the Company were approximately RMB 20 billion. The shares issued pursuant to the Global Offering rank equally with existing shares.
     Pursuant to the approval of the China Securities Regulatory Commission, 1,758,242,000 state-owned shares of the Company owned by CNPC were converted into H shares for sale in the Global Offering.
     In September 2005, the Company issued 3,196,801,818 new H shares at HK$6.00 per share and net proceeds to the Company amounted to approximately RMB 19,692. CNPC also sold 319,680,182 state-owned shares it held concurrently with PetroChina’s sale of new H shares in September 2005.
     On November 5, 2007, the Company issued 4,000,000,000 new A shares at RMB 16.70 yuan per share and net proceeds to the Company amounted to approximately RMB 66,243 and the listing and trading of the A shares on the Shanghai Stock Exchange commenced on November 5, 2007.
     Following the issuance of the A shares, all the existing state-owned shares issued before November 5, 2007 held by CNPC have been registered with the China Securities Depository and Clearing Corporation Limited as A shares.
     Shareholders’ rights are governed by the Company Law of the PRC that requires an increase in registered capital to be approved by the shareholders in shareholders’ general meetings and the relevant PRC regulatory authorities.

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in millions unless otherwise stated)
30 RESERVES

	Group		Company
	2009	2008	2009	2008
	RMB	RMB	RMB	RMB

Revaluation Reserve
Beginning balance	79,946	79,946	79,946	79,946

Ending balance	79,946	79,946	79,946	79,946

Capital Reserve
Beginning balance	53,362	53,362	50,735	50,735

Ending balance	53,362	53,362	50,735	50,735

Statutory Common Reserve Fund (a)
Beginning balance	115,466	102,696	104,366	91,596
Transfer from retained earnings	9,981	12,770	9,981	12,770

Ending balance	125,447	115,466	114,347	104,366

Special Reserve-Safety Fund Reserve
Beginning balance	6,750	3,536	5,184	2,709
Safety fund reserve	1,325	3,214	836	2,475

Ending balance	8,075	6,750	6,020	5,184

Currency translation differences
Beginning balance	(2,726)	(1,554)	—	—
Currency translation differences	(1,460)	(1,172)	—	—

Ending balance	(4,186)	(2,726)	—	—

Other reserves
Beginning balance	(23,382)	(16,401)	(6,916)	(6,716)
Purchase of non-controlling interest in subsidiaries	(179)	(17)	—	—
Acquisition of subsidiaries	(248)	(6,693)	—	—
Capital reduction of a subsidiary	—	(61)	—	—
Fair value gain/(loss) on available-for-sale financial assets	140	(237)	112	(202)
Capital contribution from non-controlling interest	1,158	—	—	—
Other	2	27	(27)	2

Ending balance	(22,509)	(23,382)	(6,831)	(6,916)

	240,135	229,416	244,217	233,315

(a)	Pursuant to the PRC regulations and the Company’s Articles of Association, the Company is required to transfer 10% of its net profit, as determined under the PRC accounting regulations, to a Statutory Common Reserve Fund (“Reserve Fund”). Appropriation to the Reserve Fund may cease when the fund aggregates to 50% of the Company’s registered capital. The transfer to this reserve must be made before distribution of dividends to shareholders.

The Reserve Fund shall only be used to make good previous years’ losses, to expand the Company’s production operations, or to increase the capital of the Company. Upon approval of a resolution of shareholders’ in a general meeting, the Company may convert its Reserve Fund into share capital and issue bonus shares to existing shareholders in proportion to their original shareholdings or to increase the nominal value of each share currently held by them, provided that the balance of the Reserve Fund after such issuance is not less than 25% of the Company’s registered capital.

(b)	According to the relevant PRC regulations, the distributable reserve is the lower of the retained earnings computed under PRC accounting regulations and IFRS. As of December 31, 2009, the Company’s distributable reserve amounted to RMB 358,415 (2008: RMB 316,708).

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in millions unless otherwise stated)
31 DEFERRED TAXATION
     Deferred taxation is calculated on temporary differences under the liability method using a principal tax rate of 25%.
     The movements in the deferred taxation account are as follows:

	Group		Company
	2009	2008	2009	2008
	RMB	RMB	RMB	RMB

At beginning of the year	11,969	20,571	1,702	7,849
Transfer to profit and loss (Note 12)	8,611	(8,212)	6,328	(6,109)
Charge/ (credit) to other comprehensive income	38	(67)	38	(67)
Acquisition of a subsidiary	991	—	—	—
Currency translation differences	(420)	(364)	—	—
Others	(29)	41	(29)	29

At end of the year	21,160	11,969	8,039	1,702

     Deferred tax balances before offset are attributable to the following items:

	Group		Company
	December	December	December	December
	31, 2009	31, 2008	31, 2009	31, 2008
	RMB	RMB	RMB	RMB

Deferred tax assets:
Current:
Receivables and inventories	7,173	9,165	3,917	5,787
Tax losses of subsidiaries	166	294	—	—
Non-current:
Impairment of long-term assets	3,983	4,580	3,717	4,419
Other	2,379	885	1,620	631

Total deferred tax assets	13,701	14,924	9,254	10,837

Deferred tax liabilities:
Non-current:
Accelerated tax depreciation	32,348	24,613	17,209	12,517
Other	2,513	2,280	84	22

Total deferred tax liabilities	34,861	26,893	17,293	12,539

Net deferred tax liabilities	21,160	11,969	8,039	1,702

     Deferred tax balances after offset are listed as below:

	Group		Company
	December	December	December	December
	31, 2009	31, 2008	31, 2009	31, 2008
	RMB	RMB	RMB	RMB

Deferred tax assets	289	497	—	—
Deferred tax liabilities	21,449	12,466	8,039	1,702
     There were no material unrecognised tax losses at December 31, 2009 and 2008.

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in millions unless otherwise stated)
32 ASSET RETIREMENT OBLIGATIONS

	Group		Company
	2009	2008	2009	2008
	RMB	RMB	RMB	RMB

At beginning of the year	36,262	24,761	23,854	15,307
Liabilities incurred	7,162	10,033	4,473	7,640
Liabilities settled	(434)	(169)	(427)	(124)
Accretion expense (Note 10)	1,943	1,746	1,237	1,031
Currency translation differences	(186)	(109)	—	—

At end of the year	44,747	36,262	29,137	23,854

     Asset retirement obligations relate to oil and gas properties (Note 16).
33 PENSIONS
     The Group participates in various employee retirement benefit plans (Note 3(t)). Expenses incurred by the Group in connection with the retirement benefit plans for the year ended December 31, 2009 amounted to RMB 8,437 (2008: RMB 6,997).
34 CONTINGENT LIABILITIES
     (a) Bank and other guarantees
     At December 31, 2009, borrowings of associates of RMB 21 (2008: RMB 43) from China Petroleum Finance Company Limited (“CP Finance”, a subsidiary of CNPC) were guaranteed by the Group. The Group had contingent liabilities in respect of the guarantees from which it is anticipated that no material liabilities will arise.
     (b) Environmental liabilities
     China has adopted extensive environmental laws and regulations that affect the operation of the oil and gas industry. Under existing legislation, however, management believes that there are no probable liabilities, except for the amounts which have already been reflected in the consolidated financial statements, which may have a material adverse effect on the financial position of the Group.
     (c) Legal contingencies
     Notwithstanding certain insignificant lawsuits as well as other proceedings outstanding, management believes that any resulting liabilities will not have a material adverse effect on the financial position of the Group.
     (d) Leasing of roads, land and buildings
     As at December 31, 2009, CNPC is still in the process of completing the process of obtaining the formal land use right certificates, necessary governmental procedures for the requisition of collectively-owned land on which gas stations are located and building ownership certificates for buildings transferred to the Group under the Restructuring Agreement entered into between the Company and CNPC in 2000.
     Management confirms that the use of and the conduct of relevant activities at the above- mentioned parcels of land, service stations and buildings are not affected by the fact that the

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in millions unless otherwise stated)
certain relevant land use right certificates or individual building ownership certificates have not been obtained to date or the fact that the relevant governmental procedures have not been completed. In management’s opinion, the outcome of the above events will not have a material adverse effect on the financial position of the Group.
     (e) Group insurance
     The Group has insurance coverage for vehicles and certain assets that are subject to significant operating risks, third-party liability insurance against claims relating to personal injury, property and environmental damages that result from accidents and also employer liabilities insurance. The potential effect on the financial position of the Group of any liabilities resulting from future uninsured incidents cannot be estimated by the Group at present.
35 COMMITMENTS
     (a) Operating lease commitments
     Operating lease commitments of the Group are mainly for leasing of land, buildings and equipment. Leases range from 1 to 50 years and usually do not contain renewal options. Future minimum lease payments as of December 31, 2009 and 2008 under non-cancellable operating leases are as follows:

	December 31, 2009	December 31, 2008
	RMB	RMB

No later than one year	4,071	3,634
Later than one year and no later than five years	12,478	12,492
Later than five years	77,385	78,970

	93,934	95,096

     (b) Capital commitments
     At December 31, 2009, the Group’s capital commitments contracted but not provided for were RMB 56,657 (2008: RMB 22,719).
     (c) Exploration and production licenses
     The Company is obligated to make annual payments with respect to its exploration and production licenses to the Ministry of Land and Resources. Payments incurred were approximately RMB 752 for the year ended December 31, 2009 (2008: RMB 944).

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in millions unless otherwise stated)
     Estimated annual payments for the next five years are as follows:

	December 31, 2009	December 31, 2008
	RMB	RMB

Within one year	1,000	1,000
Between one and two years	1,000	1,000
Between two and three years	1,000	1,000
Between three and four years	1,000	1,000
Between four and five years	1,000	1,000
36 MAJOR CUSTOMERS
     The Group’s major customers are as follows:

	2009		2008
		Percentage of		Percentage of
	Revenue	Total revenue	Revenue	Total revenue
	RMB	%	RMB	%

China Petroleum & Chemical Corporation	67,137	7	57,594	5
CNPC and its subsidiaries	32,437	3	46,645	4

	99,574	10	104,239	9

37 RELATED PARTY TRANSACTIONS
     CNPC, the controlling shareholder of the Company, is a state-controlled enterprise directly controlled by the PRC government. The PRC government is the Company’s ultimate controlling party.
     Related parties include CPNC and its subsidiaries, other state-owned enterprises and their subsidiaries which the PRC government has control, joint control or significant influence over and enterprises which the Group is able to control, jointly control or exercise significant influence over, key management personnel of the Company and CNPC and their close family members.
     (a) Transactions with CNPC and its subsidiaries, associates and jointly controlled entities of the Group
     The Group has extensive transactions with other companies in the CNPC and its subsidiaries. Due to these relationships, it is possible that the terms of the transactions between the Group and other members of the CNPC and its subsidiaries are not the same as those that would result from transactions with other related parties or wholly unrelated parties.
     The principal related party transactions with CNPC and its subsidiaries, associates and jointly controlled entities of the Group which were carried out in the ordinary course of business, are as follows:
     On August 27, 2008, the Company and CNPC entered into a Comprehensive Products and Services Agreement (“the Comprehensive Products and Services Agreement”), amending the original Comprehensive Products and Services Agreements and the First Supplemental Agreement and the Second Supplemental Agreement thereto. The Comprehensive Products and Services Agreement provide for a range of products and services which may be required and requested by either party. The products and services to be provided by the CNPC and its

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in millions unless otherwise stated)
subsidiaries to the Group under the Comprehensive Products and Services Agreement include construction and technical services, production services, supply of material services, social services, ancillary services and financial services. The products and services are provided in accordance with (1) government-prescribed prices; or (2) where there is no government-prescribed price, with reference to relevant market prices; or (3) where neither (1) nor (2) is applicable, the actual cost incurred or the agreed contractual price.
•	Sales of goods represent the sale of crude oil, refined products, chemical products and natural gas, etc. The total amount of these transactions amounted to RMB 37,448 in the year ended December 31, 2009 (2008: RMB 51,714).

•	Sales of services principally represent the provision of services in connection with the transportation of crude oil and natural gas, etc. The total amount of these transactions amounted to RMB 7,128 in the year ended December 31, 2009 (2008: RMB 9,300).

•	Purchases of goods and services principally represent construction and technical services, production services, social services, ancillary services and material supply services, etc. The total amount of these transactions amounted to RMB 199,826 in the year ended December 31, 2009 (2008: RMB 204,670).

•	Purchase of assets principally represent the purchases of manufacturing equipment, office equipment and transportation equipment, etc. The total amount of these transactions amounted to RMB 2,327 in the year ended December 31, 2009 (2008: RMB 3,576).

•	Amounts due from and to CNPC and its subsidiaries, associates and jointly controlled entities of the Group included in the following accounts captions are summarised as follows:

	December 31, 2009	December 31, 2008
	RMB	RMB

Accounts receivable	3,780	4,737
Prepayments and other receivables	16,548	15,816
Accounts payable and accrued liabilities	57,076	42,121
•	Interest income represents interests from deposits placed with CP Finance. The total interest income amounted to RMB 143 in the year ended December 31, 2009 (2008: RMB 114). The balance of deposits at 31 December 2009 was RMB 10,433 (2008: RMB 8,424).

•	Purchases of financial service principally represent interest charged on the loans from CNPC and fellow CNPC subsidiaries, insurance fee, etc. The total amount of these transactions amounted to RMB 3,541 in the year ended December 31, 2009 (2008: RMB 1,623). Information on loans from related parties are included in Note 28.
     On March 10, 2000, the Company and CNPC entered into a Land Use Rights Leasing Contract. The Land Use Rights Leasing Contract provides for the lease of 42,476 parcels of land to the business units of the Group with an aggregate area of approximately 1,145 million square meters of land located throughout the PRC for a term of 50 years at an annual fee of RMB 2,000. The total fee payable for the lease of all such property may, after every 10 years, be adjusted by agreement between the Company and CNPC.
     On March 10, 2000, the Company and CNPC entered into a Buildings Leasing Contract. Under the Buildings Leasing Contract, 191 buildings covering an aggregate area of 269,770 square meters located throughout the PRC were leased at an aggregate annual fee of RMB 39

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in millions unless otherwise stated)
for a term of 20 years. The Company also entered into a Supplemental Buildings Leasing Agreement with CNPC on September 26, 2002, which became effective on January 1, 2003 to lease additional 404 buildings covering 442,730 square meters at an annual rental of approximately RMB 157. The Supplemental Buildings Leasing Agreement will expire at the same time as the Buildings Leasing Agreement.
      (b) Key management compensation

	Year Ended December 31
	2009	2008
	RMB’000	RMB’000

Emoluments and other benefits	9,885	10,581
Contribution to retirement benefit scheme	479	444

	10,364	11,025

     (c) Transactions with other state-controlled entities in the PRC
     Apart from transactions with CNPC and its subsidiaries, associates and jointly controlled entities of the Group, the Group has transactions with other state-controlled entities include but not limited to the following:
•	Sales and purchases of goods and services,

•	Purchases of assets,

•	Lease of assets; and

•	Bank deposits and borrowings
     These transactions are conducted in the ordinary course of business.
38 SEGMENT INFORMATION
     With effect from January 1, 2009, the Group has redefined its operating segments as follows:
•	The businesses of refining of crude oil and petroleum products and the production and marketing of primary petrochemical products, derivative petrochemical products and other chemical products have been combined to form a new Refining and Chemicals segment.

•	The marketing of refined products and trading businesses are now included in a new Marketing segment.
     The Group is principally engaged in a broad range of petroleum related products, services and activities. From a products and services perspective and pursuant to the above re-segmentation, the Group’s operating segments comprise: Exploration and Production, Refining and Chemicals, Marketing, and Natural Gas and Pipeline. Comparative amounts have been restated to reflect the re-segmentation. Additionally, the Group has presented geographical information based on entities located in regions with similar risk profile.
     The Exploration and Production segment is engaged in the exploration, development, production and marketing of crude oil and natural gas.
     The Refining and Chemicals segment is engaged in the refining of crude oil and petroleum products, production and marketing of primary petrochemical products, and

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in millions unless otherwise stated)
derivative petrochemical products and other chemical products.
     The Marketing segment is engaged in the marketing of refined products and the trading of crude oil and petrochemical products.
     The Natural Gas and Pipeline segment is engaged in the transmission of natural gas, crude oil and refined products and the sale of natural gas.
     The Other segment relates to cash management and financing activities, the corporate center, research and development, and other business services supporting the operating business segments of the Group.
     Sales between operating segments are conducted principally at market prices. On the basis of these operating segments, the management of the Company assesses the segmental operating results and allocates resources.
     The accounting policies of the operating segments are the same as those described in Note 3 - “Summary of Principal Accounting Policies”.
     The segment information for the operating segments for the years ended December 31, 2009 and 2008 is as follows:

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in millions unless otherwise stated)

	Exploration	Refining		Natural
Year Ended	and	and		Gas and
December 31, 2009	Production	Chemicals	Marketing	Pipeline	Other	Total
	RMB	RMB	RMB	RMB	RMB	RMB

Turnover	405,326	501,300	768,295	77,658	1,372	1,753,951
Less: intersegment sales	(308,649)	(381,522)	(35,489)	(8,756)	(260)	(734,676)

Turnover from external customers	96,677	119,778	732,806	68,902	1,112	1,019,275

Depreciation, depletion and amortisation	(64,595)	(11,824)	(7,088)	(7,694)	(1,058)	(92,259)

Profit/ (loss) from operations	105,019	17,308	13,265	19,046	(11,194)	143,444

Finance costs:
Exchange gain						552
Exchange loss						(1,335)
Interest income						1,459
Interest expense						(5,272)

Total net finance costs						(4,596)

Share of profit of associates and jointly controlled entities	590	53	519	8	14	1,184

Profit before income tax expense						140,032
Income tax expense						(33,473)

Profit for the year						106,559

Segment assets	756,122	256,040	237,534	198,774	1,095,827	2,544,297
Other assets						289
Investments in associates and jointly controlled entities	22,183	579	5,393	68	—	28,223
Elimination of intersegment balances (a)						(1,122,521)

Total assets						1,450,288

Segment capital expenditure and acquisition
- Capital expenditure	129,017	42,558	18,174	74,754	2,333	266,836
- Acquisition (Note 21)	—	—	15,296	—	—	15,296

						282,132

Segment liabilities	280,573	98,590	142,254	92,538	357,107	971,062
Other liabilities						56,412
Elimination of intersegment balances (a)						(484,887)

Total liabilities						542,587

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in millions unless otherwise stated)

	Exploration	Refining		Natural
Year Ended	and	and		Gas and
December 31, 2008	Production	Chemicals	Marketing	Pipeline	Other	Total
	RMB	RMB	RMB	RMB	RMB	RMB

Turnover	626,367	560,729	778,141	63,315	1,418	2,029,970
Less: intersegment sales	(500,522)	(396,410)	(53,557)	(6,706)	(171)	(957,366)

Turnover from external customers	125,845	164,319	724,584	56,609	1,247	1,072,604

Depreciation, depletion and amortisation	(58,927)	(22,796)	(5,871)	(6,310)	(855)	(94,759)

Profit/ (loss) from operations	240,470	(93,830)	7,982	16,057	(11,108)	159,571

Finance costs:
Exchange gain						1,774
Exchange loss						(2,855)
Interest income						2,277
Interest expense						(3,044)

Total net finance costs						(1,848)

Share of profit of associates and jointly controlled entities	4,561	(609)	314	5	19	4,290

Profit before income tax expense						162,013
Income tax expense						(35,211)

Profit for the year						126,802

Segment assets	662,454	290,758	197,950	121,368	973,128	2,245,658
Other assets						497
Investments in associates and jointly controlled entities	24,021	1,686	3,074	20	49	28,850
Elimination of intersegment balances (a)						(1,078,770)

Total assets						1,196,235

Segment capital expenditure	157,194	30,619	4,974	36,848	2,742	232,377
Segment liabilities	264,230	70,879	132,340	53,294	334,972	855,715
Other liabilities						27,667
Elimination of intersegment balances (a)						(534,987)

Total liabilities						348,395

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in millions unless otherwise stated)
Geographical information

	Turnover		Non-current assets (b)
Year Ended December 31,	2009	2008	2009	2008
	RMB	RMB	RMB	RMB

Mainland China	790,748	824,703	1,073,865	902,370
Other	228,527	247,901	78,078	63,878

	1,019,275	1,072,604	1,151,943	966,248

(a)	Elimination of intersegment balances represents elimination of intersegment accounts and investments.

(b)	Non-current assets mainly include non-current assets other than financial instruments and deferred tax assets.
39 EVENTS AFTER THE REPORTING PERIOD
     On February 5, 2010, the Company issued the first tranche of medium-term notes for the year 2010 amounting to RMB 11 billion for a term of 7 years at an interest rate of 4.60% per annum.
40 APPROVAL OF FINANCIAL STATEMENTS
     The financial statements were approved by the Board of Directors on March 25, 2010 and will be submitted to shareholders for approval at the annual general meeting to be held on May 20, 2010.

PETROCHINA COMPANY LIMITED
SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES (UNAUDITED)
(Amounts in millions unless otherwise stated)
     In accordance with the Accounting Standards Update 2010-03 Extractive Activities — Oil and Gas (Topic 932): Oil and Gas Reserve Estimation and Disclosures (an update of Accounting Standards Codification Topic 932 Extractive Activities — Oil and Gas or “ASC 932”) issued by the Financial Accounting Standards Board and corresponding disclosure requirements of the U.S. Securities and Exchange Commission, this section provides supplemental information on oil and gas producing activities of the Company and its subsidiaries (the “Group”) and also the Group’s investments that are accounted for using the equity method of accounting.
     The supplemental information presented below covers the Group’s proved oil and gas reserves estimates, historical cost information pertaining to capitalised costs, costs incurred for property acquisitions, exploration and development activities, result of operations for oil and gas producing activities, standardised measure of estimated discounted future net cash flows and changes in estimated discounted future net cash flows.
     The “Other” geographic area includes oil and gas producing activities principally in countries such as Kazakhstan, Venezuela and Indonesia. As the Group does not have significant reserves held through its investments accounted for using the equity method, information presented in relation to these equity method investments are presented in the aggregate.
Proved Oil and Gas Reserve Estimates
     Proved oil and gas reserves cannot be measured exactly. Reserve estimates are based on many factors related to reservoir performance that require evaluation by the engineers interpreting the available data, as well as price and other economic factors. The reliability of these estimates at any point in time depends on both the quality and quantity of the technical and economic data, and the production performance of the reservoirs as well as engineering judgment. Consequently, reserve estimates are subject to revision as additional data become available during the producing life of a reservoir. When a commercial reservoir is discovered, proved reserves are initially determined based on limited data from the first well or wells. Subsequent data may better define the extent of the reservoir and additional production performance, well tests and engineering studies will likely improve the reliability of the reserve estimate. The evolution of technology may also result in the application of improved recovery techniques such as supplemental or enhanced recovery projects, or both, which have the potential to increase reserves.
     Proved oil and gas reserves are the estimated quantities of crude oil and natural gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulation before the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether the estimate is a deterministic estimate or probabilistic estimate.
     Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month

PETROCHINA COMPANY LIMITED
SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES (UNAUDITED)
(Amounts in millions unless otherwise stated)
period before the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions. The costs shall be that prevailing at the end of the period.
     Proved developed oil and gas reserves are proved reserves that can be expected to be recovered:
     a. Through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared with the cost of a new well.
     b. Through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.
     Proved undeveloped oil and gas reserves are proved reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.
     Proved reserve estimates as of December 31, 2009 and 2008 were based on reports prepared by DeGolyer and MacNaughton and Gaffney, Cline & Associates, independent engineering consultants.
     Estimated quantities of net proved crude oil and condensate and natural gas reserves and of changes in net quantities of proved developed and undeveloped reserves for each of the periods indicated are as follows:

PETROCHINA COMPANY LIMITED
SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION
ACTIVITIES (UNAUDITED)
(Amounts in millions unless otherwise stated)

	Crude Oil and		Total
	Condensate	Natural Gas	— All products
	(millions	(billions	(million barrels of
	of barrels)	of cubic feet)	oil equivalent)
Proved developed and undeveloped reserves

The Group
Reserves at December 31, 2007	11,706	57,111	21,224
Changes resulting from:
Revisions of previous estimates	(574)	(637)	(680)
Improved recovery	75	—	75
Extensions and discoveries	885	6,579	1,982
Production	(871)	(1,864)	(1,181)

Reserves at December 31, 2008	11,221	61,189	21,420
Changes resulting from:
Revisions of previous estimates	(192)	(1,273)	(405)
Improved recovery	73	—	73
Extensions and discoveries	1,005	5,440	1,911
Production	(844)	(2,112)	(1,196)

Reserves at December 31, 2009	11,263	63,244	21,803

Proved developed reserves at:
December 31, 2008	8,324	26,667	12,769
December 31, 2009	7,871	30,949	13,029
Proved undeveloped reserves at:
December 31, 2008	2,897	34,522	8,651
December 31, 2009	3,392	32,295	8,774

Equity method investments
Share of proved developed and undeveloped reserves of associates and jointly controlled entities
December 31, 2008	372	65	383
December 31, 2009	310	50	319
     At December 31, 2009, total proved developed and undeveloped reserves of the Group and equity method investments is 22,122 million barrels of oil equivalent (2008: 21,803 million barrels of oil equivalent), comprising 11,573 million barrels of crude oil and condensate (2008: 11,593 million barrels) and 63,294.4 billions of cubic feet of natural gas (2008: 61,254.2 billions of cubic feet).
     At December 31, 2009, 10,516 million barrels (2008: 10,576 million barrels) of crude oil and condensate and 62,376.9 billion cubic feet (2008: 60,246.7 billion cubic feet ) of natural gas proved developed and undeveloped reserves of the Group are located within Mainland China, and 747 million barrels (2008: 645 million barrels) of crude oil and condensate and 866.9 billion cubic feet (942.6 billion cubic feet ) of natural gas proved developed and undeveloped reserves of the Group are located overseas.

PETROCHINA COMPANY LIMITED
SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION
ACTIVITIES (UNAUDITED)
(Amounts in millions unless otherwise stated)
Capitalised Costs

	December	December
	31, 2009	31, 2008
	RMB	RMB
The Group
Property costs and producing assets	666,644	592,122
Support facilities	222,205	197,919
Construction-in-progress	61,581	59,078

Total capitalised costs	950,430	849,119
Accumulated depreciation, depletion and amortisation	(369,437)	(317,233)

Net capitalised costs	580,993	531,886

Equity method investments
Share of net capitalised costs of associates and jointly controlled entities	13,020	17,237

Costs Incurred for Property Acquisitions, Exploration and Development Activities

	Year Ended December 31, 2009
	Mainland China	Other	Total
	RMB	RMB	RMB
The Group
Property acquisition and exploration costs	29,786	2,949	32,735
Development costs	94,130	5,977	100,107

Total	123,916	8,926	132,842

Equity method investments
Share of costs of property acquisition, exploration and development of associates and jointly controlled entities	—	1,620	1,620

	Year Ended December 31, 2008
	Mainland China	Other	Total
	RMB	RMB	RMB
The Group
Property acquisition and exploration costs	34,773	2,895	37,668
Development costs	117,772	7,083	124,855

Total	152,545	9,978	162,523

Equity method investments
Share of costs of property acquisition, exploration and development of associates and jointly controlled entities	—	4,003	4,003

PETROCHINA COMPANY LIMITED
SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION
ACTIVITIES (UNAUDITED)
(Amounts in millions unless otherwise stated)
Results of Operations for Oil and Gas Producing Activities

	Year Ended December 31, 2009
	Mainland China	Other	Total
	RMB	RMB	RMB
The Group
Sales and other operating revenues
Sales to third parties	62,799	33,878	96,677
Intersegment sales	259,847	404	260,251

	322,646	34,282	356,928
Production costs excluding taxes	(68,236)	(4,355)	(72,591)
Exploration expenses	(18,426)	(972)	(19,398)
Depreciation, depletion and amortisation	(53,018)	(4,005)	(57,023)
Taxes other than income taxes	(31,210)	(9,660)	(40,870)
Accretion expense	(1,787)	(156)	(1,943)
Income taxes	(30,196)	(3,783)	(33,979)

Results of operations from producing activities	119,773	11,351	131,124

Equity method investments
Share of profit for producing activities of associates and jointly controlled entities	—	3,326	3,326

Total of the Group and equity method investments results of operations for producing activities	119,773	14,677	134,450

	Year Ended December 31, 2008
	Mainland China	Other	Total
	RMB	RMB	RMB
The Group
Sales and other operating revenues
Sales to third parties	72,218	52,169	124,387
Intersegment sales	431,203	2,181	433,384

	503,421	54,350	557,771
Production costs excluding taxes	(69,469)	(5,410)	(74,879)
Exploration expenses	(20,868)	(1,011)	(21,879)
Depreciation, depletion and amortisation	(47,295)	(3,532)	(50,827)
Taxes other than income taxes	(99,970)	(5,843)	(105,813)
Accretion expense	(1,607)	(139)	(1,746)
Income taxes	(52,718)	(9,604)	(62,322)

Results of operations from producing activities	211,494	28,811	240,305

Equity method investments
Share of profit for producing activities of associates and jointly controlled entities	—	9,872	9,872

Total of the Group and equity method investments results of operations for producing activities	211,494	38,683	250,177

PETROCHINA COMPANY LIMITED
SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION
ACTIVITIES (UNAUDITED)
(Amounts in millions unless otherwise stated)
Standardised Measure of Discounted Future Net Cash Flows
     The standardised measure of discounted future net cash flows related to proved oil and gas reserves at December 31, 2009 and 2008 is as follows:

RMB
The Group
At December 31, 2009
Future cash inflows from sales of oil and gas	5,045,994
Future production costs	(1,628,794)
Future development costs	(479,912)
Future income tax expense	(615,290)

Future net cash flows	2,321,998
Discount at 10% for estimated timing of cash flows	(1,244,183)

Standardised measure of discounted future net cash flows	1,077,815

RMB
The Group
At December 31, 2008
Future cash inflows from sales of oil and gas	4,426,893
Future production costs	(1,521,416)
Future development costs	(381,498)
Future income tax expense	(522,158)

Future net cash flows	2,001,821
Discount at 10% for estimated timing of cash flows	(1,046,896)

Standardised measure of discounted future net cash flows	954,925

     At December 31, 2009, RMB 1,041,228 (December 31, 2008: RMB 924,623) of standardised measure of discounted future net cash flows related to proved oil and gas reserves located within mainland China and RMB 36,587 (December 31, 2008: RMB 30,302) of standardised measure of discounted future net cash flows related to proved oil and gas reserves located overseas.
     Share of standardised measure of discounted future net cash flows of associates and jointly controlled entities:

December 31, 2009	26,457
December 31, 2008	17,912
     Future net cash flows were estimated using prices used in estimating the Group’s proved oil and gas reserves and year-end costs, and currently enacted tax rates related to existing proved oil and gas reserves.

PETROCHINA COMPANY LIMITED
SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION
ACTIVITIES (UNAUDITED)
(Amounts in millions unless otherwise stated)
Changes in Standardised Measure of Discounted Future Net Cash Flows
     Changes in the standardised measure of discounted net cash flows for the Group for each of the years ended December 31, 2009 and 2008 are as follows:

	Year Ended December 31
	2009	2008
	RMB	RMB
The Group
Beginning of the year	954,925	1,822,070
Sales and transfers of oil and gas produced, net of production costs	(242,363)	(375,269)
Net changes in prices and production costs and other	171,170	(1,448,443)
Extensions, discoveries and improved recovery	150,846	139,058
Development costs incurred	(8,488)	67,673
Revisions of previous quantity estimates	(31,516)	(46,105)
Accretion of discount	120,396	260,643
Net change in income taxes	(37,155)	535,298

End of the year	1,077,815	954,925

CORPORATE INFORMATION

Board of Directors
Chairman:	Jiang Jiemin
Vice Chairman:	Zhou Jiping
Executive Director:	Liao Yongyuan
Non-executive Directors:	Wang Yilin	Zeng Yukang
	Wang Fucheng	Li Xinhua
	Wang Guoliang	Jiang Fan
Independent Non-executive Directors:	Chee-Chen Tung	Liu Hongru
	Franco Bernabè	Li Yongwu
Cui Junhui
Secretary to the Board of Directors:	Li Hualin

Supervisory Committee
Chairman:	Chen Ming
Supervisors:	Wen Qingshan	Sun Xianfeng
	Yu Yibo	Wang Yawei
	Qin Gang	Wang Shali
Independent Supervisors:	Li Yuan	Wang Daocheng
Other Senior Management

Sun Longde	Shen Diancheng
Liu Hongbin	Zhou Mingchun
Li Hualin	Zhao Zhengzhang
Bo Qiliang	Sun Bo
Lin Aiguo	Wang Daofu
Huang Weihe
Authorised Representative

Li Hualin
Auditors
International Auditors	Domestic Auditors
PricewaterhouseCoopers	PricewaterhouseCoopers Zhong Tian CPAs Company Limited
Certified Public Accountants, Hong Kong	Certified Public Accountants, PRC
22nd Floor	11th Floor PricewaterhouseCoopers Centre
Prince’s Building	202 Hu Bin Road
Central	Shanghai 200021
Hong Kong	PRC

Legal Advisers to the Company
as to Hong Kong law:	as to United States law:
Clifford Chance	Shearman & Sterling
28th Floor	12th Floor
Jardine House	Gloucester Tower
1 Connaught Place	The Landmark
Central	11 Pedder Street
Hong Kong	Central
Hong Kong
as to PRC law:
King and Wood
40th Floor, Office Tower A, Beijing
Fortune Plaza
7 Dongsanhuan Zhonglu
Chaoyang District
Beijing 100020
PRC
Hong Kong Representative Office
Unit 3606
Tower 2 Lippo Centre
89 Queensway
Hong Kong
Hong Kong Share Registrar and Transfer Office
Hong Kong Registrars Limited
Rooms 1712-16, 17th Floor,
Hopewell Centre, 183 Queen’s Road East
Hong Kong

Principal Bankers
Industrial and Commercial Bank of China,	Bank of China, Head Office
Head Office	1 Fuxingmennei Avenue
55 Fuxingmennei Avenue	Xicheng District
Xicheng District	Beijing, PRC
Beijing, PRC

China Construction Bank	China Development Bank
25 Finance Street	29 Fuchengmenwai Avenue
Xicheng District	Xicheng District
Beijing, PRC	Beijing, PRC

Bank of Communications, Beijing Branch	CITIC Industrial Bank, Headquarters
Tongtai Mansion, 33 Finance Street	A27 Finance Street
Xicheng District	Xicheng District
Beijing, PRC	Beijing, PRC

Agricultural Bank of China, Head Office	The Hongkong and Shanghai Banking
No. 23A, Fuxing Road	Corporation Limited
Haidian District	Hong Kong Office
Beijing, PRC	1 Queen’s Road Central
Hong Kong
Depository
The Bank of New York
P.O. Box 11258
Church Street Station
New York
NY 10286-1258

Publications
     As required by the Securities Law of the United States, the Company will file an annual report on Form 20-F with the U.S. Securities and Exchange Commission (“SEC”) on or before June 30, 2010. The annual report on Form 20-F contains a detailed description of the Company’s businesses, operating results and financial conditions. Copies of the annual report and the Form 20-F submitted to the SEC will be made available at the following addresses:

PRC	PetroChina Company Limited
9 Dongzhimen North Street, Dongcheng District
Beijing 100007
PRC
Tel: 86(10) 5998 6223
Fax: 86(10) 6209 9557

Hong Kong	PetroChina Company Limited
Unit 3606
Tower 2 Lippo Centre
89 Queensway
Hong Kong
Tel: (852) 2899 2010
Fax: (852) 2899 2390

USA	The Bank of New York Mellon Investor Services
P.O. Box 11258
Church Street Station
New York, NY 10286 — 1258
USA
Calling from within the US (toll-free): 1-888-BNY-ADRS
International call: 1-201-680-6825
Email: shareowners@bankofny.com
Website: http://www.stockbny.com
     Shareholders may also browse or download the annual report of the Company and the Form 20-F filed with the SEC from the official website of the Company at www.petrochina.com.cn.
     Investment Information for Reference
     Please contact our Hong Kong Representative Office for other information about the Company.

DOCUMENTS AVAILABLE FOR INSPECTION
     The following documents will be available for inspection at the headquarters of the Company in Beijing upon request by the relevant regulatory authorities and shareholders in accordance with the laws and regulations of the PRC and the Articles of Association of the Company:
     1. The original of the annual report for 2009 signed by the Chairman of the Board.
     2. The financial statements under the hand and seal of the Legal Representative, Chief Financial Officer, the Chief Accountant and the Person in Charge of the Accounting Department of the Company.
     3. The original of the Financial Report of the Company under the seal of the Auditors and under the hand of Certified Public Accountants.
     4. The original copies of the documents and announcement of the Company published in the newspaper stipulated by the China Securities Regulatory Commission during the reporting period.
     5. Copies of all Chinese and English announcements of the Company published on the websites of the Hong Kong Stock Exchange and the Company during the period of the annual report.
     6. The Articles of Association of the Company.

CONFIRMATION FROM THE DIRECTORS AND SENIOR MANAGEMENT
     According to the relevant provisions and requirements of the Securities Law of the People’s Republic of China and Measures for Information Disclosure of Companies Offering Shares to the Public promulgated by the China Securities Regulatory Commission, as the Board Directors and senior management of PetroChina Company Limited, we have carefully reviewed the annual report for 2009 and concluded that this annual report truly and objectively represents the business performance of the Company, it contains no false representations, misleading statements or material omissions and complies with the requirements of the China Securities Regulatory Commission and other relevant regulatory authorities.
Signatures of the Directors and Senior Management:

Jiang Jiemin	Zhou Jiping	Wang Yilin	Zeng Yukang	Wang Fucheng

Li Xinhua	Liao Yongyuan	Wang Guoliang	Jiang Fan	Chee-Chen Tung

Liu Hongru	Franco Bernabè	Li Yongwu	Cui Junhui	Sun Longde

Shen Diancheng	Liu Hongbin	Zhou Mingchun	Li Hualin	Zhao Zhengzhang

Bo Qiliang	Sun Bo	Wang Daofu	Huang Weihe	Lin Aiguo
March 25, 2010
This annual report is published in English and Chinese.
In the event of any inconsistency between the two versions, the Chinese version shall prevail.